
13003157


RECEIVED
JUL 2 5 2013
WASH, D.C.
193
SECTION


Logitech

2013 Annual General Meeting
Invitation, Proxy Statement and Annual Report

Logitech 2013 Invitation, Proxy Statement & Annual Report


Logitech

July 23, 2013

To our shareholders:

You are cordially invited to attend Logitech's 2013 Annual General Meeting. The meeting will be held on Wednesday, September 4, 2013 at 2:30 p.m. at Beaulieu, Rome Room, in Lausanne, Switzerland.

Enclosed is the Invitation and Proxy Statement for the meeting, which includes an agenda and discussion of the items to be voted on at the meeting, instructions on how you can exercise your voting rights, information concerning Logitech's compensation of its Board members and executive officers and other relevant information.

Whether or not you plan to attend the Annual General Meeting, your vote is important.

Thank you for your continued support of Logitech.

GUERRINO DE LUCA
Chairman of the Board

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LOGITECH INTERNATIONAL S.A.

Invitation to the Annual General Meeting
Wednesday, September 4, 2013
2:30 p.m. (registration starts at 1:30 p.m.)
Beaulieu – Lausanne, Switzerland

*****

AGENDA

A. Reports

Report on Operations for the fiscal year ended March 31, 2013

B. Proposals

1. Approval of the Annual Report, the Compensation Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2013
2. Advisory vote on executive compensation
3. Appropriation of retained earnings and declaration of dividend
4. Amendment and restatement of the Company's 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.), including an increase of 8 million shares to the number of shares available for purchase under the Employee Share Purchase Plans
5. Amendment and restatement of the Logitech Management Performance Bonus Plan
6. Authorization to exceed 10% holding of own share capital
7. Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2013
8. Elections to the Board of Directors
   - 8.1. Re-election of Mr. Daniel Borel
   - 8.2. Re-election of Mr. Kee-Lock Chua
   - 8.3. Re-election of Ms. Sally Davis
   - 8.4. Re-election of Mr. Guerrino De Luca
   - 8.5. Re-election of Mr. Didier Hirsch
   - 8.6. Re-election of Mr. Neil Hunt
   - 8.7. Re-election of Ms. Monika Ribar
   - 8.8. Election of Mr. Bracken P. Darrell
9. Re-election of PricewaterhouseCoopers S.A. as Logitech's auditors and ratification of the appointment of PricewaterhouseCoopers LLP as Logitech's independent registered public accounting firm for fiscal year 2014

Apples, Switzerland, July 23, 2013

The Board of Directors

QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2013 ANNUAL GENERAL MEETING

GENERAL INFORMATION FOR ALL SHAREHOLDERS

Why am I receiving this "Invitation and Proxy Statement"?

This document is designed to comply with both Swiss corporate law and U.S. proxy statement rules. Outside of the U.S. and Canada this Invitation and Proxy Statement will be made available to registered shareholders with certain portions translated into French and German. We made copies of this Invitation and Proxy Statement available to shareholders beginning on July 23, 2013.

The Response Coupon is solicited on behalf of the Board of Directors of Logitech for use at Logitech's Annual General Meeting. The meeting will be held on Wednesday, September 4, 2013 at 2:30 p.m. at Beaulieu, Rome Room, in Lausanne, Switzerland.

Who is entitled to vote at the meeting?

Shareholders registered in the Share Register of Logitech International S.A. (including in the sub-register maintained by Logitech's U.S. transfer agent, The Bank of New York Mellon Corporation) on Thursday, August 29, 2013 have the right to vote. No shareholders will be entered in the Share Register between August 30, 2013 and the day following the meeting. As of June 30, 2013, there were 111,430,859 shares registered and entitled to vote out of a total of 159,317,532 Logitech shares outstanding. The actual number of registered shares that will be entitled to vote at the meeting will vary depending on how many more shares are registered, or deregistered, between June 30, 2013 and August 29, 2013.

For information on the criteria for the determination of the U.S. and Canadian "street name" beneficial owners who may vote with respect to the meeting, please refer to "Further Information for U.S. and Canadian "Street Name" Beneficial Owners" below.

Who is a registered shareholder?

If your shares are registered directly in your name with us in the Share Register of Logitech International S.A., or in our sub-register maintained by our U.S. transfer agent, The Bank of New York Mellon Corporation, you are considered a registered shareholder, and this Invitation and Proxy Statement and related materials are being sent or made available to you by Logitech.

Who is a beneficial owner with shares registered in the name of a custodian, or "street name" owner?

Shareholders that have not requested registration on our Share Register directly, and hold shares through a broker, trustee or nominee or other similar organization that is a registered shareholder, are beneficial owners of shares registered in the name of a custodian. If you hold your Logitech shares through a U.S. or Canadian broker, trustee or nominee or other similar organization (also called holding in "street name"), which is the typical practice of our shareholders in the U.S. and Canada, the organization holding your account is considered the registered shareholder for purposes of voting at the meeting, and this Invitation and Proxy Statement and related materials are being sent or made available to you by them. You have the right to direct that organization on how to vote the shares held in your account.

Why is it important for me to vote?

Logitech is a public company and key decisions can only be made by shareholders. Whether or not you plan to attend, your vote is important so that your shares are represented.

How many registered shares must be present or represented to conduct business at the meeting?

There is no quorum requirement for the meeting. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings, and our Articles of Incorporation do not otherwise provide for a quorum requirement.

Where are Logitech's principal executive offices?

Logitech's principal executive office in Switzerland is at EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, and our principal executive office in the United States is at 7600 Gateway Boulevard, Newark, California 94560. Logitech's main telephone number in Switzerland is +41-(0)21-863-5111 and our main telephone number in the United States is +1-510-795-8500.

How can I obtain Logitech's proxy statement (including the full description of the proposals), annual report and other annual reporting materials?

A copy of our 2013 Annual Report to Shareholders, this Invitation and Proxy Statement and our Annual Report on Form 10-K for fiscal year 2013 filed with the U.S. Securities and Exchange Commission are available on our website at *http://ir.logitech.com*. Shareholders also may request free copies of these materials at our principal executive offices in Switzerland or the United States, at the addresses and phone numbers above.

Where can I find the voting results of the meeting?

We intend to announce voting results at the meeting and issue a press release promptly after the meeting. We will also file the results on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission by Tuesday, September 10, 2013. A copy of the Form 8-K will be available on our website at *http://ir.logitech.com*.

If I am not a registered shareholder, can I attend and vote at the meeting?

You may not attend the meeting and vote your shares in person at the meeting unless you either become a registered shareholder by August 29, 2013 or you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. If you hold your shares through a non-U.S. or non-Canadian broker, trustee or nominee, you may become a registered shareholder by contacting our Share Registrar at our principal executive office in Switzerland, at the above address, and following their registration instructions or, in certain countries, by requesting registration through the bank or brokerage through which you hold your shares. If you hold your shares through a U.S. or Canadian broker, trustee or nominee, you may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions.



FURTHER INFORMATION FOR REGISTERED SHAREHOLDERS

How can I vote if I do not plan to attend the meeting?

If you do not plan to attend the meeting, you may mark the applicable box under Option 3 on the enclosed Response Coupon to appoint either Logitech or the Independent Representative, Ms. Béatrice Ehlers, to represent you at the meeting. Please provide your voting instructions by marking the applicable boxes beside the agenda items on the Response Coupon and sign, date and promptly mail your completed Response Coupon using the appropriate enclosed postage paid envelope. If you sign and return the Response Coupon but do not provide voting instructions for some or all agenda items, your voting rights for those items for which you did not provide voting instructions will be exercised in favor of the Proposals of the Board of Directors (the "Board"). Please refer to the Response Coupon for more instructions.

How can I attend the meeting?

If you wish to attend the meeting, you will need to obtain an admission card. You may obtain an admission card by marking Option 1 on the Response Coupon, and sending the completed, signed and dated Response Coupon to Logitech using the enclosed postage paid envelope by Wednesday, August 28, 2013. We will send you an admission card for the meeting. If an admission card is not received by you prior to the meeting and you are a registered shareholder as of August 29, 2013, you may attend the meeting by presenting proof of identification at the meeting.

Can I have another person represent me at the meeting?

Yes. If you would like someone other than either Logitech or the Independent Representative to represent you at the meeting, please mark Option 2 on the Response Coupon and provide the name and address of the person you want to represent you. Please return the completed, signed and dated Response Coupon to Logitech using the enclosed postage paid envelope by August 28, 2013. We will send an admission card for the meeting to your representative. If the name and address instructions you provide are not clear Logitech will send the admission card to you, and you must forward it to your representative.

Can I sell my shares before the meeting if I have voted?

Logitech does not block the transfer of shares before the meeting. However, if you sell your Logitech shares before the meeting and Logitech's Share Registrar is notified of the sale, your votes with those shares will not be counted. Any person who purchases shares after the Share Register closes on Thursday, August 29, 2013 will not be able to register them until the day after the meeting and so will not be able to vote the shares at the meeting.

If I vote by proxy using the Response Coupon, can I change my vote after I have voted?

You may change your vote at any time before the final vote at the meeting. You may revoke your vote by requesting a new Response Coupon from us, and we will cancel your prior Response Coupon. If you wish to vote again, you may complete the new Response Coupon and return it to us, or you may attend the meeting and vote in person. However, your attendance at the meeting will not automatically revoke your Response Coupon unless you vote again at the meeting or specifically request in writing that your prior Response Coupon be revoked.

If I vote by proxy using the Response Coupon, what happens if I do not give specific voting instructions?

If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, your voting rights will be exercised in favor of the Proposals of the Board of Directors. In addition, if you provide discretionary voting instructions in the Response Coupon, and other matters are properly presented for voting at the meeting, your voting rights will be exercised in favor of the recommendations of the Board of Directors at the meeting on such matters.

In addition, if your shares are represented at the meeting by an institution subject to the Swiss Federal Law on Banks and Savings Institutions, or by a professional asset manager subject to Swiss jurisdiction, and if you do not provide the institution or asset manager with general or specific voting instructions, the institution or asset manager will be obliged under Swiss law to exercise the voting rights of your shares in the manner recommended by the Board of Directors.

Who can I contact if I have questions?

If you have any questions or need assistance in voting your shares, please call us at +1-510-713-4220 or e-mail us at *logitechIR@logitech.com*.

FURTHER INFORMATION FOR U.S. OR CANADIAN "STREET NAME" BENEFICIAL OWNERS

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We have provided access to our proxy materials over the Internet to beneficial owners holding their shares in "street name" through a U.S. or Canadian broker, trustee or nominee. Accordingly, such brokers, trustees or nominees are forwarding a Notice of Internet Availability of Proxy Materials (the "Notice") to such beneficial owners. All such shareholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, beneficial owners holding their shares in street name through a U.S. or Canadian broker, trustee or nominee may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual shareholders' meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who may provide voting instructions for the meeting?

For purposes of U.S. or Canadian beneficial shareholder voting, shareholders holding shares through a U.S. or Canadian broker, trustee or nominee organization on July 12, 2013 may direct the organization on how to vote. Logitech has made arrangements with a service company to U.S. and Canadian brokers, trustees and nominee organizations for that service company to provide a reconciliation of share positions of U.S. and Canadian "street name" beneficial owners between July 12, 2013 and August 21, 2013, which Logitech determined is the last practicable date before the meeting for such a reconciliation. These arrangements are intended to result in the following adjustments: If a U.S. or Canadian "street name" beneficial owner as of July 12, 2013 votes but subsequently sells their shares before August 21, 2013, their votes will be cancelled. A U.S. or Canadian "street name" beneficial owner as of July 12, 2013 that has voted and subsequently increases or decreases their shareholdings but remains a beneficial owner as of August 21, 2013 will have their votes increased or decreased to reflect their shareholdings as of August 21, 2013.

If you acquire Logitech shares in "street name" after July 12, 2013 through a U.S. or Canadian broker, trustee or nominee, and wish to vote at the meeting or provide voting instructions by proxy, you must become a registered shareholder. You may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions. In order to allow adequate time for registration, for proxy materials to be sent or made available to you, and for your voting instructions to be returned to us before the meeting, please begin the registration process as far before August 29, 2013 as possible.

If I am a U.S. or Canadian "street name" beneficial owner, how do I vote?

If you are a beneficial owner of shares held in "street name" and you wish to vote in person at the meeting, you must obtain a valid proxy from the organization that holds your shares.

If you do not wish to vote in person, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

What happens if I do not give specific voting instructions?

If you are a beneficial owner of shares held in "street name" in the United States or Canada and do not provide your broker, trustee or nominee with specific voting instructions, then under the rules of various national and regional securities exchanges, your broker, trustee or nominee may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, your shares will not be voted on such matter and will not be considered votes cast on the applicable Proposal. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice. We believe the following Proposals will be considered non-routine: Proposal 2 (Advisory vote on executive compensation), Proposal 3 (Appropriation of retained earnings and declaration of dividend), Proposal 4 (Amendment and restatement of the Company's 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.), including an increase of 8 million shares to the number of shares available for purchase under the Employee Share Purchase Plans), Proposal 5 (Amendment and restatement of the Logitech Management Performance Bonus Plan), Proposal 6 (Authorization to exceed 10% holding of own share capital), and Proposal 8 (Elections to the Board of Directors). All other Proposals involve matters that we believe will be considered routine. Any "broker non-votes" on any Proposals will not be considered votes cast on the Proposal.

What is the deadline for delivering my voting instructions?

If you hold your shares through a U.S. or Canadian bank or brokerage or other custodian, you have until 11:59 pm (U.S. Eastern Daylight Time) on Thursday, August 29, 2013 to deliver your voting instructions.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person, if you have a "legal proxy" that allows you to attend the meeting and vote. However, your attendance at the Annual General Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

How do I obtain a separate set of proxy materials or request a single set for my household in the United States?

We have adopted a procedure approved by the SEC called "householding" for shareholders in the United States. Under this procedure, shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice and our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure reduces our printing costs and postage fees. Each U.S. shareholder who participates in householding will continue to be able to access or receive a separate proxy card.

If you wish to receive a separate Notice, proxy statement or annual report at this time, please request the additional copy by contacting our mailing agent, Broadridge, by telephone at +1-800-579-1639 or by e-mail at *sendmaterial@proxyvote.com*. If any shareholders in your household wish to receive a separate annual report and a separate proxy statement in the future, they may call our investor relations group at +1-510-713-4220 or write to Investor Relations, 7600 Gateway Boulevard, Newark, California 94560. They may also send an email to our investor relations group at *logitechIR@logitech.com*. Other shareholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple annual reports and proxy statements by calling or writing to investor relations.

FURTHER INFORMATION FOR SHAREHOLDERS WITH SHARES REGISTERED THROUGH A BANK OR BROKERAGE AS CUSTODIAN (OUTSIDE THE U.S. OR CANADA)

How do I vote by proxy if my shares are registered through my bank or brokerage as custodian?

Your broker, trustee or nominee should have enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. If you did not receive such instructions you must contact your bank or brokerage for their voting instructions.

What is the deadline for delivering my voting instructions if my Logitech shares are registered through my bank or brokerage as custodian?

Banks and brokerages typically set deadlines for receiving instructions from their account holders. Outside of the U.S. and Canada, this deadline is typically two to three days before the deadline of the company holding the general meeting. This is so that the custodians can collect the voting instructions and pass them on to the company holding the meeting. If you hold Logitech shares through a bank or brokerage outside the U.S. or Canada, please check with your bank or brokerage for their specific voting deadline and submit your voting instructions to them as far before that deadline as possible.

OTHER MEETING INFORMATION

Further Information for Depositary representatives

Institutions subject to the Swiss Federal Law on Banks and Savings Banks, as well as professional asset managers, are obliged to inform Logitech of the number and par value of the registered shares they represent.

Meeting Proposals

There are no other matters that the Board intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters are properly presented for voting at the meeting, and you have provided discretionary voting instructions in the Response Coupon or your voting instruction card or, for beneficial owners of shares held in "street name" in the United States or Canada, through the Internet or other permitted voting mechanisms, your shares will be voted in accordance with the recommendations of the Board of Directors at the meeting on such matters.



Proxy Solicitation

We will bear the expense of soliciting proxies, and we have retained D.F. King & Co., Inc. to solicit proxies for a fee of US $15,000 plus a reasonable amount to cover expenses. Certain of our directors, officers and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail or otherwise, or we may ask our proxy solicitor to solicit votes and proxies on our behalf by telephone for a fee of US $5.00 per phone call, plus reasonable expenses. In the United States, we are required to request that brokers and nominees who hold shares in their names furnish our proxy material to the beneficial owners of the shares, and we must reimburse such brokers and nominees for the expenses of doing so in accordance with certain U.S. statutory fee schedules.

Tabulation of Votes

Representatives of at least two Swiss banks will serve as scrutineers of the vote tabulations at the meeting. As is typical for Swiss companies, our Share Registrar will tabulate the voting instructions of registered shareholders that are provided in advance of the meeting.

Shareholder Proposals and Nominees

Shareholder Proposals for 2013 Annual General Meeting

Under our Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting of shareholders. Any such proposal must be included by the Board in our materials for the meeting. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. The deadline to receive proposals for the agenda for the September 4, 2013 Annual General Meeting was July 5, 2013. However, under Swiss law registered shareholders, or persons holding a valid proxy from a registered shareholder, may propose alternatives to items on the 2013 Annual General Meeting agenda before or at the meeting.

Shareholder Proposals for 2014 Annual General Meeting

A registered shareholder that satisfies the minimum shareholding requirements in the Company's Articles of Incorporation may demand that an item be placed on the agenda for our 2014 meeting of shareholders by delivering a written request describing the proposal to the Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than July 4, 2014. In addition, if you are a registered shareholder and satisfy the shareholding requirements under Rule 14a-8 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), you may submit a proposal for consideration by the Board of Directors for inclusion in the 2014 Annual General Meeting agenda by delivering a request and a description of the proposal to the Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than March 25, 2014. The proposal will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials under U.S. securities laws. Under the Company's Articles of Incorporation only registered shareholders are recognized as Logitech shareholders. As a result, if you are not a registered shareholder you may not make proposals for the 2014 Annual General Meeting.

Nominations of Director Candidates

Nominations of director candidates by registered shareholders must follow the rules for shareholder proposals above.

Provisions of Articles of Incorporation

The relevant provisions of our Articles of Incorporation regarding the right of one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs to demand that an item be placed on the agenda of a meeting of shareholders are available on our website at *http://ir.logitech.com*. You may also contact the Secretary of Logitech at our principal executive office in either Switzerland or the United States to request a copy of the relevant provisions of our Articles of Incorporation.

AGENDA PROPOSALS AND EXPLANATIONS

A. REPORTS

Report on Operations for the Fiscal Year Ended March 31, 2013

Senior management of Logitech International S.A. will provide the Annual General Meeting with a presentation and report on operations of the Company for fiscal year 2013.

B. PROPOSALS

Proposal 1

Approval of the Annual Report, the Compensation Report, the Consolidated Financial Statements and the Statutory Financial Statements of Logitech International S.A. for Fiscal Year 2013

Proposal

The Board of Directors proposes that the Annual Report, the Compensation Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2013 be approved.

Explanation

The Logitech consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2013 are contained in Logitech's Annual Report, which was made available to all registered shareholders on or before the date of this Invitation and Proxy Statement. The Annual Report also contains the report of Logitech's auditors, the report of the statutory auditors and additional information on the Company's business, organization and strategy, and information relating to corporate governance as required by the SIX Swiss Exchange directive on corporate governance. The Compensation Report forms part of this Invitation and Proxy Statement. Copies of the Annual Report, Invitation and Proxy Statement are available on the Internet at *ir.logitech.com*.

Under Swiss law, the annual report and financial statements of Swiss companies must be submitted to shareholders for approval or disapproval at each annual general meeting. The submission of the compensation report to a vote of shareholders as part of the approval of the annual report is a suggested best practice under applicable Swiss best corporate governance principles published by economiesuisse, a leading Swiss business organization. In the event of a negative vote on this proposal by shareholders, the Board of Directors will call an extraordinary general meeting of shareholders for re-consideration of this proposal by shareholders. Approval of this proposal does not constitute approval or disapproval of any of the individual matters referred to in the Annual Report, the Compensation Report or the consolidated or statutory financial statements for fiscal year 2013.

PricewaterhouseCoopers S.A., as Logitech auditors, issued an unqualified recommendation to the Annual General Meeting that the Logitech consolidated and Logitech International S.A. financial statements be approved. PricewaterhouseCoopers S.A. express their opinion that the "consolidated financial statements for the year ended March 31, 2013 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and comply with Swiss law." They further express their opinion and confirm that the financial statements and the proposed appropriation of available earnings comply with Swiss law and the Articles of Incorporation of Logitech International S.A.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the Annual Report, the Compensation Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2013.

Proposal 2

Advisory Vote on Executive Compensation

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in Logitech's Compensation Report for fiscal year 2013.

Explanation

At Logitech's 2009 and 2010 Annual General Meetings, the Logitech Board of Directors voluntarily asked shareholders to approve Logitech's compensation philosophy, policies and practices, as set out in the "Compensation Discussion and Analysis" section of the Compensation Report, as a reflection of evolving best practices in corporate governance in Switzerland and in the United States. This proposal, commonly known as a "say-on-pay" proposal, gave our shareholders the opportunity to express their views on our compensation as a whole.

Beginning with the 2011 Annual General Meeting, a say-on-pay advisory vote was required for all public companies, including Logitech, that are subject to the applicable U.S. proxy statement rules. At the 2011 Annual General Meeting, shareholders approved a proposal to take this vote annually. Accordingly, the Board of Directors is asking shareholders to approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in the Compensation Report, including the "Compensation Discussion and Analysis," the Summary Compensation table and the related compensation tables, notes, and narrative. This vote is not intended to address any specific items of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in the Compensation Report.

This say-on-pay vote is advisory and therefore is not binding. However, the say-on-pay vote will provide information to us regarding shareholder sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee of the Board will be able to consider when determining future executive compensation. The Committee will seek to determine the causes of any significant negative voting result.

As discussed in the Compensation Discussion and Analysis section of Logitech's 2013 Compensation Report, Logitech has designed its compensation programs to attract, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. More specifically, Logitech's executive compensation programs have been designed to:

- be competitive with comparable companies in the industry and in the region where the executive is based;
- maintain a balance between fixed and variable compensation and place a significant portion of total compensation at risk based on the Company's performance, while maintaining controls over inappropriate risk-taking;
- align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value;
- support a performance-oriented environment that rewards superior performance; and
- reflect the Compensation Committee's assessment of an executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution to Logitech through long-term equity incentive awards.

The Compensation Committee of the Board has developed a compensation program that is described more fully in the Compensation Report included in the Annual Report and this Invitation and Proxy Statement. Logitech's compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2013 are also set out in the Compensation Report.

While compensation is a central part of attracting, retaining and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for shareholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference, are also a key part of Logitech's success in attracting, retaining and motivating executives and employees.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the following advisory resolution:

> "Resolved, that the compensation paid to Logitech's named executive officers as disclosed in the Compensation Report, including the "Compensation Discussion and Analysis," the Summary Compensation table and the related compensation tables, notes, and narrative discussion, is hereby approved."

Proposal 3

Appropriation of Retained Earnings and Declaration of Dividend

Proposal

The Board of Directors proposes that CHF 354,602,000 (US $372,332,100 based on the exchange rate on March 31, 2013) of retained earnings be appropriated as follows:

	Year ended March 31, 2013
Retained earnings available at the end of fiscal year 2013	CHF354,602,000
Proposed dividends*	CHF (33,442,749)
Balance of retained earnings to be carried forward	CHF321,159,251

The Board of Directors proposes distribution of a gross dividend of CHF 0.21 per share (US $0.22 per share based on the exchange rate on March 31, 2013), or an aggregate amount of approximately CHF 33,442,749.*

No distribution shall be made on shares held in treasury by the Company and its subsidiaries.

If the proposal of the Board of Directors is approved, the dividend payment of CHF 0.21 per share (or CHF 0.1365 per share after deduction of 35% Swiss withholding tax whenever required) will be made on or about September 17, 2013 to all shareholders on record as of the record date (which will be on or about September 16, 2013). We expect that the shares will be traded ex dividend as of approximately September 12, 2013.

Explanation

Under Swiss law, the use of retained earnings must be submitted to shareholders for approval or disapproval at each annual general meeting. The retained earnings at the disposal of Logitech shareholders at the 2013 Annual General Meeting are the earnings of Logitech International S.A., the Logitech parent holding company.

The proposal of the Board of Directors to distribute a gross dividend of CHF 0.21 per share is an indication of the Board of Directors' confidence in the future of the Company. The Board of Directors decided on a recurring annual gross dividend of CHF 0.21 per share and not on an occasional one. As a consequence, the Company expects to propose such a dividend to the shareholders of the Company every year since fiscal year 2013 (subject to the approval of the Company's statutory auditors in the applicable year).

Other than the distribution of the dividend, the Board of Directors proposes the carry-forward of retained earnings based on the Board's belief that it is in the best interests of Logitech and its shareholders to retain Logitech's earnings for future investment in the growth of Logitech's business, for share repurchases, and for the possible acquisition of other companies or lines of business.

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* Calculated based on a gross dividend of CHF 0.21 per share and 159,251,184 shares outstanding, net of treasury shares, as of March 31, 2013. Distribution-bearing shares are all shares issued except for treasury shares held by Logitech International S.A. on the day preceding the payment of the distribution.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the proposed appropriation of retained earnings with respect to fiscal year 2013, including the payment of a dividend to shareholders in an amount of CHF 0.21 per share.

Proposal 4

Amendment and Restatement of the Company's 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.), including an Increase of 8 Million Shares to the Number of Shares Available for Purchase under the Employee Share Purchase Plans

Proposal

The Board of Directors proposes that shareholders approve amendments to and the restatement of the Company's 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.) to authorize making eight million (8,000,000) additional shares available for purchase under the plans and to incorporate changes in law and implement certain best practices.

Explanation

Logitech's Employee Share Purchase Plans encourage share ownership by employees and align the interests of employees and shareholders. The Board of Directors believes a key component of the Company's continued ability to be successful is due to its talented employee base and that future success depends on the ability to attract and retain high-caliber employees. The Board believes that the continued ability to offer this program is an important recruiting and retention tool for the Company to attract, motivate and retain the high-caliber employees and officers needed for Logitech's success.

Logitech's Employee Share Purchase Plans offer eligible employees the opportunity to acquire Logitech shares through periodic payroll deductions that are applied toward the purchase of shares, at a discount from the current market price. The primary purpose of these plans is to provide employees with the opportunity to acquire an ownership stake in Logitech. We refer to these plans as the "1996 Plan," the "2006 Plan," and together as the "ESPPs."

Employees have been participating in our share purchase plans for more than 17 years. Participation is voluntary and participating employees make contributions through payroll deductions. In the offering period ended January 31, 2013, approximately 60% of Logitech's eligible employees participated (approximately 1,482 out of 2,461 eligible employees). A direct result of this high participation level is an increase in broad-based ownership, with 99% of the shares from the ESPPs going to non-executive officers in the last two offering periods.

We estimate that at the time of our 2013 Annual General Meeting, we will have approximately 1.2 million shares[1] remaining for purchase under the ESPPs of the 21 million shares previously authorized by shareholders. We estimate that we will sell all of the remaining available shares before the 2014 Annual General Meeting. As a result, the Board is seeking shareholder approval to increase the number of shares available under the ESPPs at the 2013 Annual General Meeting. The increase of 8 million shares should provide sufficient shares to meet expected sales under the ESPPs over the next four years, depending on the Company's share price and enrollment in the ESPPs. The table below sets out the shares currently available under the ESPPs and if this proposal is approved.

Stock Purchase Plan Share Reservation

Maximum shares available under the ESPPs	21.0 million
Estimated shares purchased from 1996 through September 2013[1]	(19.8 million)
Estimated shares available under the ESPPs as of September 2013	1.2 million
New shares if increase Proposal is approved	8.0 million
Estimated shares available for purchase under the ESPPs as of September 2013 if increase Proposal is approved	9.2 million

(1) Based on shares purchased as of January 31, 2013 and an estimate of the number of shares to be purchased on July 31, 2013 given the price per share of $7.05 on June 30, 2013, the price per share of $6.82 on February 1, 2013 (the first day of the offering period) and the enrollment elections as of June 20, 2013.

Shareholders last approved an increase to the available shares under the ESPPs at the 2011 Annual General Meeting, when the available shares were increased by 5,000,000 shares. The Board is not proposing an increase to the Company's conditional capital for Logitech's employee equity incentive plans. Since 2000, Logitech has used shares held in treasury from its share repurchase programs to cover its delivery obligations under employee equity incentive grants, including grants made under the ESPPs.

Background on Share Purchase Plans at Logitech

The 1996 Plan was adopted by the Board of Directors on April 24, 1996 as a worldwide Employee Share Purchase Plan. The 1996 Plan was split into one plan for employees based in the United States and another plan for employees based outside of the United States by action of the Board of Directors on June 15, 2006.

Under the current terms of the ESPPs, employees may purchase shares twice a year at the end of each six-month offering period. The purchase price is 85% of the market value of Logitech shares on the first day of the six-month offering period or 85% of the market value of the shares on the last day of the offering period if that value is lower. Employees are able to contribute up to 10% of their annual eligible compensation, up to a $25,000 limit calculated in accordance with U.S. tax rules (taking into account the application of the $25,000 limit for each calendar year a purchase right is at any time outstanding) in the case of the 1996 Plan. The majority of companies with which we compete for talent in the United States offer share purchase programs to their employees. Outside of the United States, we believe our share purchase plan helps set us apart from other companies with which we compete for talent, because we believe that share purchase plans similar to ours are not as common as they are in the United States.

In fiscal year 2013, 2,209,867 shares (2,117,087 in fiscal year 2012 and 1,128,706 in fiscal year 2011) were purchased from the ESPPs, resulting in an annual dilution cost of 1% (1% in fiscal year 2012 and 1% in fiscal year 2011). Annual dilution equals shares purchased divided by the average shares outstanding in the applicable fiscal year.

Material Changes to the ESPPs

The following summary highlights the proposed material changes to the ESPPs.

- The number of shares reserved for purchase pursuant to awards granted under the ESPPS has been increased by eight million (8,000,000) additional shares from 21 million shares to 29 million shares.
- The ESPPs have been amended to provide the Board with the ability to alter the length of offering periods, to implement offerings under the ESSPs through multiple purchase periods within an offering period and to provide for overlapping offering periods.
- The Board or committee charged with administering the ESPPs has been vested with the authority to establish the maximum percentage of eligible compensation that participants may contribute towards the purchase of shares.

- The authority to amend the terms of the ESPPs, including with respect to outstanding offerings, has been expanded.
- The 2006 Plan has been amended to include the $25,000 annual limitation on the purchase of the shares that currently applies to purchases under the 1996 Plan.

Key Terms

The key terms of the ESPPs are summarized below. The following summary of certain material features of the ESPPs is qualified in its entirety by reference to the ESPPs, which are attached to the proxy statement, as filed with the U.S. Securities and Exchange Commission on or about July 23, 2013, as Appendices A and B.

Eligibility

Employees of certain of Logitech's subsidiaries are eligible to participate in the ESPPs. The subsidiaries whose employees are entitled to participate may be changed from time to time by Logitech. Employees of Logitech who regularly work 20 hours or more per week and more than five months per year, subject to applicable law, are eligible to participate in the ESPPs, but the Board may allow employees who work less than these hours and months to be eligible to participate in future offerings. Logitech may establish administrative rules requiring that employees complete an enrollment form within a prescribed enrollment period. As of June 30, 2013, approximately 2,281 employees were eligible to participate in the ESPPs.

Employees are not eligible to participate in the 1996 Plan if they would immediately after such purchase own (directly or indirectly) shares, which when added to shares that the employees may purchase under outstanding options or other rights, amounts to 5% or more of the total combined voting power of shares of Logitech.

Enrollment and Participation

An eligible employee who wants to enroll and participate in the ESPPs must complete an enrollment form (which includes a payroll deduction agreement) with Logitech during an enrollment period. The enrollment form authorizes Logitech to withhold automatically a percentage of the participant's earnings through regular payroll deductions, and the amount of the deduction is credited to an ESPP account in the participant's name on Logitech's books during the offering period. The minimum deduction allowed is 1%, and the maximum deduction is 10%, of the participant's earnings for the pay period, but the Board has the authority to designate a different maximum percentage of eligible contributions. No interest is paid or credited with respect to such payroll deductions.

Participants may decrease, but may not increase, their rate of contribution during an offering period by completing a new enrollment form. If a participant has not followed these procedures to change the rate of contribution, the rate of contribution continues at the originally elected rate throughout the offering period and future offering periods. Participants may change their rate of contribution for the next offering period by completing an amended enrollment form during the enrollment periods.

Termination of Employment

Termination of a participant's employment for any reason shall terminate the participant's participation in the ESPPs and shall be treated as a withdrawal from the ESPPs.

Administration

The Board, or a committee appointed by the Board (included in the Board for purposes of this Proposal Explanation, "Board"), administers the ESPP. The Board may interpret the ESPPs and establish, amend and rescind any rules related to the ESPPs.

Offering periods

Offerings under the ESPPs are made through a series of offering periods. Offerings may also be implemented through multiple purchase periods within an offering period and through overlapping offering periods. The Board has the authority to determine the length of the offering periods, except that offering periods under the 1996 Plan may not exceed 27 months in accordance with U.S. tax rules. Until the Board determines otherwise in its discretion, each offering period will be six months in length and consist of one purchase period running simultaneously with the offering period, commencing on each February 1 and August 1, and ending on the last trading day in the six-month periods ending on the following July 31 and January 31, respectively.

Maximum Limit on Number of Shares that may be Purchased

No participant may purchase more than 25,000 shares in any offering period. In the event the offering period has a duration that is other than six months, the maximum number of shares each participant may purchase is proportionately adjusted to reflect the length of the offering period. In addition, a participant's right to purchase shares under the ESPPs may not accrue at a rate in excess of $25,000 of the fair market value of such shares (determined at the beginning of the applicable offering period) per calendar year for each calendar year in which the offering period is in effect.

Purchase of Shares

On the last day of each offering period, all participants purchase the number of whole shares obtained by dividing the aggregate amount in their ESPP accounts by the purchase price for that offering period. No fractional shares are credited or issued. The purchase price for a purchase period is 85% of the "market value" of Logitech shares on the first day of the offering period or 85% of the "market value" of the shares on the last day of the purchase period if that value is lower. "Market value" is the last quoted price on the applicable date. The Board may change the percentage of market value applied to determine the purchase price with respect to any future offering period, but not below 85%. If the aggregate number of shares subscribed for in any offering period exceeds the number of shares that remain available for sale under the ESPPs, the number of shares each participant may purchase is proportionately reduced.

Non-Transferability

Participants may not transfer their right to purchase or other rights under the ESPPs to any other person, except by will or the laws of descent, and any attempted transfer will be void.

Withdrawal

During an offering period, participants may withdraw from participation in the ESPPs by giving notice to Logitech. Upon withdrawal from participation, the balance in the participant's ESPP account is refunded to him or her in cash without interest, his or her right to participate in the current offering period is automatically terminated, and no further payroll deductions for the purchase of shares will be made during the offering period.

Adjustments

The number of shares available for purchase under the ESPPs, and the number of shares subject to, and the purchase price of, outstanding rights to purchase shares, will be proportionately adjusted in the event of changes in the outstanding shares of Logitech by reason of share dividends, share splits, reverse share splits, combinations, reclassifications, or any other increase or decrease in the number of shares effected without receipt of consideration.

Corporate Transactions

In the event of a merger involving Logitech, a sale of all or substantially all of Logitech's assets, Logitech's complete liquidation or dissolution or the acquisition of 50% or more of the securities of Logitech, any offering under the ESPPs that is in progress will terminate and shares will be purchased prior to the completion of the corporate transaction.

Term

The ESPPs will continue in effect until the earlier of the date the ESPPs are terminated or until all of the shares available for purchase under the ESPPs have been purchased.

Amendment and Termination of the ESPPs

The Board may amend or terminate the ESPPs at any time without notice, provided that no amendment may be adopted without the approval of the shareholders where shareholder approval is required under applicable law. In addition, no amendment or termination may adversely affect an outstanding right under the ESPPs, except that the Board may make any amendment to or terminate the ESPPs to the extent necessary or desirable to mitigate any adverse accounting and tax consequences arising from the operation of the ESPPs.

Shares to be Purchased

No purchase rights have been granted, and no shares have been purchased, on the basis of the 8,000,000 share increase which is the subject of this proposal. Because benefits under the ESPPs will depend on employees' elections to participate and the fair market value of our shares at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the share increase for the ESPPs is approved by shareholders. Non-employee directors are not eligible to participate in the ESPPs. However, the following table sets forth, for the persons or groups listed, (a) the total number of shares purchased under the ESPPs during the last fiscal year, and (b) the market value of these shares as of June 30, 2013. The purchase price per share, determined as described above, for the January 31, 2013 purchase was $5.64. The last reported trade price for the shares on NASDAQ on June 30, 2013, was $7.05.

Person or Group	Number of Shares Purchased (#)	Market Value of Shares Purchased ($)[1]
Guerrino De Luca	--	--
Bracken P. Darrell	5,753	$ 40,559
L. Joseph Sullivan	5,453	$ 38,444
Erik K. Bardman	3,848	$ 27,128
Junien Labrousse	1,392	$ 9,814
Current executive officers as a group (3 persons)[2]	11,206	$ 79,002
Current non-executive directors as a group	N/A	--
All employees, excluding executive officers	2,198,661	$15,500,560

(1) Based on the last reported trade price for the shares on NASDAQ on June 30, 2013.

(2) This includes Messrs. De Luca, Darrell and Sullivan.

U.S. Tax Consequences

The federal tax rules applicable to the 1996 ESPP under the U.S. Tax Code are summarized below. This summary does not include the tax laws of any municipality, state or country outside the United States in which a participant resides.

No taxable income is recognized by a participant either at the time a right is granted to purchase shares under the 1996 ESPP or at the time shares are purchased thereunder. If a participant does not dispose of shares acquired under the 1996 ESPP before two years after the "date of grant" (the first date of the purchase period) or before one year after the date of the purchase of the shares, upon such qualifying disposition the lesser of (a) the excess of the amount realized on sale of the shares over the purchase price or (b) 15% of the market value of the shares on the date of grant will be subject to federal income tax. Federal long-term capital gains tax will apply to the excess, if any, of the sale's proceeds on the date of disposition over the sum of the purchase price and the amount of ordinary income recognized upon disposition. If the qualifying disposition produces a loss (the value of the shares on the date of disposition is less than the purchase price), no ordinary income will be recognized and federal long-term capital loss rules will apply, provided that the disposition involves certain unrelated parties.

If a participant disposes of the shares earlier than two years after the date of grant or earlier than one year after the date of the purchase of the shares, upon such disqualifying disposition the difference between the purchase price and the market value of the shares on the date of purchase (the last day of an offering period) will be taxed to the participant as ordinary income and will be deductible by Logitech. The excess, if any, of the sale proceeds over the market value of the shares on the date of purchase will be taxed as long-term or short-term capital gain, depending on the holding period. Logitech is not entitled to a U.S. tax deduction for amounts taxed as ordinary income or capital gains to a participant, except to the extent that ordinary income is recognized by a participant upon a disposition of shares earlier than two years after the date of grant.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation of the Board

The Board of Directors recommends a vote "**FOR**" approval of the proposed amendments to and restatement of the ESPPs, including an increase of eight million (8,000,000) shares to the number of shares available for purchase under the ESPPs.

Proposal 5

Amendment and Restatement of the Logitech Management Performance Bonus Plan

Proposal

The Board proposes that shareholders approve amendments to and the restatement of the Logitech Management Performance Bonus Plan (the "Bonus Plan") to allow Logitech to retain the ability to grant awards to Logitech executive officers that are fully deductible for U.S. federal income tax purposes.

Explanation

To preserve Logitech's ability to deduct in full for U.S. federal income tax purposes compensation that certain of our executive officers may recognize in connection with performance-based awards that may be granted in the future under the Bonus Plan, shareholders are being asked to approve certain material terms of the Bonus Plan related to such awards. Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the material terms of the performance goals under which compensation may be paid must be disclosed to and approved by the Company's shareholders every five years. The Bonus Plan was last approved by shareholders at the Company's 2008 Annual General Meeting.

Code Section 162(m) generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or to any of the three other most highly compensated officers of a publicly-held company other than the chief financial officer. Code Section 162(m), which applies to public companies, provides an exemption from this limit for "qualified performance-based compensation" payable under a plan satisfying certain requirements that has been approved by the public company's shareholders. The Bonus Plan allows Logitech to pay incentive compensation that is qualified performance-based compensation and therefore fully tax deductible on Logitech's U.S. federal income tax return.

The material terms of the performance goals under which compensation may be paid under the Bonus Plan include:

- the eligibility requirements for participation in the Bonus Plan;
- the performance criteria upon which performance awards may be based; and
- the maximum amount of compensation that can be paid to any employee under the Bonus Plan.

Each of these terms is discussed below, and approval of the Bonus Plan will constitute approval of the material terms of the performance goals.

The Bonus Plan was adopted by the Board on May 8, 2008 and approved by the shareholders on September 10, 2008. Accordingly, in order to continue to be able to make awards under the Bonus Plan that will constitute "qualified performance-based compensation" under Code Section 162(m), the material terms of the Bonus Plan must be approved by the Company's shareholders. The Compensation Committee has adopted amendments to the Bonus Plan, subject to approval by the Company's shareholders, providing for changes to the performance criteria on which performance goals may be based and to otherwise implement certain current best practices.

Purpose of the Bonus Plan

The purpose of the Bonus Plan is to increase shareholder value and the success of Logitech by further motivating participants to achieve excellent short- and long-term financial performance for Logitech and its business units. The Plan's goals are to be achieved by providing management with incentive awards based on the achievement of goals relating to the performance of Logitech.

Key Terms

The key terms of the Bonus Plan are summarized below. The following summary is qualified in its entirety by reference to the Bonus Plan, which is attached to the proxy statement, as filed with the U.S. Securities and Exchange Commission on or about July 23, 2013, as Appendix C.

Administration of the Bonus Plan

The Compensation Committee administers the Bonus Plan with respect to Logitech executive officers, and the Chief Executive Officer or the Vice President or head of Human Resources may administer the Bonus Plan with respect to Logitech employees other than executive officers (the "Administrator"). The Administrator may delegate its authority to individual directors or employees of Logitech, although the Compensation Committee may not delegate its authority as Administrator with respect to Logitech executive officers.

Subject to the terms of the Bonus Plan, the Administrator has sole discretion to:

- Select the employees who will be eligible to receive awards.
- Set the terms and conditions of the awards.
- Interpret the provisions of the Bonus Plan.
- Adopt necessary or appropriate procedures and sub-plans.
- Adopt rules for the administration, interpretation and application of the Bonus Plan.
- Interpret, amend or revoke any such rules.

Eligibility to Participate

The Bonus Plan applies to Logitech's executive officers and other employees of Logitech who are selected for participation by the Administrator. As of June 30, 2013, thirteen employees were eligible to participate in the Bonus Plan.

Performance Periods

Performance periods may consist of a fiscal year or a longer or shorter period. There may be more than one performance period in effect at the same time, including overlapping performance periods.

Awards and Performance Goals

Under the Bonus Plan, participants will be eligible to receive an award based on performance against goals determined by the Administrator. For Logitech executive officers, performance goals for fiscal year 2014 performance periods are based on revenue and operating income/contribution margin for Logitech as a whole and, where applicable, the functional unit, segment, business group, product category, product or region over which the executive has responsibility. However, under the Bonus Plan the Administrator may choose from a variety of performance goals in its discretion. The possible performance goals under the Bonus Plan include the following: (i) brand recognition/acceptance; (ii) cash flow or cash management; (iii) return on investment, including, but not limited to, cash flow return on investment; (iv) contribution to profitability; (v) cost control; (vi) cost positions; (vii) period costs and variances; (viii) product shipment cost targets; (ix) cost of capital; (x) customer satisfaction; (xi) net promoter score; (xii) development of products; (xiii) product development milestones; (xiv) earnings, including, but not limited to, earnings per share, net earnings, earnings before interest, taxes and/or depreciation and/or amortization; (xv) economic profit; (xvi) economic value added; (xvii) free cash flow; (xviii) income or net income; (xix) income before or after income taxes (including net income); (xx) market segment share; (xxi) product or new product innovation; (xxii) operating income or net operating income; (xxiii) margin, including gross margin, net margin, operating margin or profit margin; (xxiv) operating profit or net operating profit; (xxv) process excellence; (xxvi) product cost reduction; (xxvii) product mix; (xxviii) product release schedules; (xxix) product ship targets; (xxx) quality, including, but not limited to, product quality; (xxxi) return on assets or net assets; (xxxii) return on capital; (xxxiii) return on capital employed; (xxxiv) return on equity; (xxxv) return on invested capital; (xxxvi) return on operating revenue; (xxxvii) return on sales; (xxxviii) revenue, including, but not limited to, gross revenue or net revenue; (xxxix) sales, including, but not limited to, gross sales or net sales; (xl) share price performance; (xli) strategic alliances, including, but not limited to, mergers, acquisitions, strategic investments, restructurings or reorganizations (including post-integration milestones); (xlii) total shareholder return; (xliii) working capital; (xliv) market share; (xlv) product shelf placement; (xlvi) product shelf space; (xlvii) capital expenditures; (xlviii) debt reduction or debt levels; (xlix) contract win, renewal or extension; (l) litigation, including, but not limited to, litigation outcomes, milestones or management; and (li) workforce diversity. Performance goals may differ from participant-to-participant and from award-to-award.

The Administrator may choose to set target goals measured: (a) in absolute terms, (b) in relative terms, including (without limitation) the passage of time and/or against other companies or metrics, (c) on a per-share basis, (d) against the performance of Logitech as a whole or against particular functional units, segments, business groups, product categories, products or regions of Logitech and/or (e) on a pre-tax or after-tax basis. The Administrator also will determine whether any element(s) will be included in or excluded from the calculations and whether or not such determinations result in any performance goal being measured on a basis other than generally accepted accounting principles. For example, the Administrator may decide to ignore the effect of (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of Logitech or not within the reasonable control of Logitech's management, or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

Nontransferability

Awards under the Bonus Plan may not be transferred to any other person, except by will or the laws of descent and distribution.

Term; Amendment and Termination of the Bonus Plan

The Bonus Plan will continue in effect until it is terminated.

The Board or the Administrator may amend, suspend or terminate the Bonus Plan, or any part thereof, at any time and for any reason. No award may be granted during any period of suspension or after termination of the Bonus Plan.

Actual Awards

After the performance period ends, the Administrator certifies in writing the extent to which the pre-established performance goals actually were achieved with respect to executive officers. The actual award that is payable to a participant is determined using a formula that decreases the participant's maximum award based on the level of actual performance attained. However, the Bonus Plan limits actual awards to a maximum of $10 million per person for any 12-month performance period, although this theoretical maximum is currently well above the maximum established for fiscal year 2014. The maximum established for fiscal year 2014 is 200% of base salary per participant. The highest base salary in fiscal year 2014 for any of our executive officers is $750,000. As a result, the maximum award for fiscal year 2014 is $1.5 million.

There can be no assurance that any awards will be paid, and we believe it is unlikely that the maximum payouts will be paid because, similar to our goal-setting for previous years, maximum performance targets reflect significant over-performance compared to the Company's historical financial performance. The actual award paid, if any, is likely to be lower depending on actual performance compared to the targeted performance goals associated with maximum payout.

The Administrator has reserved the discretion to reduce or eliminate any actual award under the Bonus Plan. The Administrator may reduce the actual bonus payable to each participant based on objective or subjective factors, including factors that are non-financial and operational in nature. Also, unless determined otherwise by the Administrator, a participant will forfeit the bonus if a participant terminates employment before the end of the bonus performance period. However, subject to applicable law, the Administrator has discretion to pay out the award in whole or in part upon the termination of a participant's employment. In addition, subject to applicable law, the Administrator has the discretion to determine whether an award will be paid and the amount of the award that will be paid in the event of a change in control of Logitech prior to the end of a performance period.

Actual awards generally will be paid in cash (or its equivalent) no later than two and one-half months after the performance period ends. However, the Bonus Plan also would allow the Administrator to make, in its sole discretion, the actual awards in the form of Logitech shares pursuant to Logitech's shareholder-approved employee equity incentive plans. Although the Administrator does not currently intend to do so, the Administrator also may pay bonuses to Bonus Plan participants outside of the Bonus Plan for the accomplishment of strategic or other individual goals.

Bonuses to Be Paid to Certain Individuals and Groups

Awards under the Bonus Plan are determined based on actual future performance. As a result, future actual awards cannot now be determined. However, the following table sets forth the awards that would be paid under the Bonus Plan to executive officers and other participants in the Bonus Plan in fiscal year 2014, using the same performance goals and achievement against those goals that were in effect under the fiscal year 2013 bonus program, but using fiscal year 2014 compensation levels.

Name of Individual or Group	Award
Guerrino De Luca Chairman of the Board of Directors	$ —
Bracken P. Darrell President and Chief Executive Officer	—
L. Joseph Sullivan Senior Vice President, Worldwide Operations	—
All executive officers, as a group	—
All non-executive members of the Board of Directors, as a group[1]	N/A
All employees who are not executive officers, as a group[2]	—

(1) This group is not eligible to participate in the Bonus Plan.

(2) As of June 30, 2013 there were 10 employees who are not executive officers that were selected to participate in the fiscal year 2014 bonus program. Estimated payments for non-executive officers in fiscal year 2014 were calculated based on accruals for the applicable fiscal year 2013 bonus program (for which no bonuses were paid in fiscal year 2013), adjusted for the increase in the number of participating employees in the bonus program in fiscal year 2014 over fiscal year 2013, and assuming the fiscal year 2014 performance funding is the same as that in fiscal year 2013.

Actual awards, if any, paid to executive officers under the Bonus Plan for fiscal year 2014 will be calculated based on actual performance pursuant to the goals established by the Compensation Committee. For fiscal year 2014, the Compensation Committee selected performance goals based on a formula taking into account the participants' base salaries and Logitech's revenue and operating income/contribution margin for Logitech as a whole and, where applicable, the functional unit, segment, business group, product category, product or region over which the executive has responsibility. The Compensation Committee also has discretion to further decrease, but not increase, the award otherwise indicated under the pre-established formula.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposal to approve the amendments to and restatement of the Management Performance Bonus Plan as it applies to Logitech executive officers.

Proposal 6

Authorization to Exceed 10% Holding of Own Share Capital

Proposal

The Board of Directors proposes that shareholders authorize the Company to hold more than 10 percent of its own shares.

Explanation

Under Swiss corporate law, shares that are repurchased are not automatically cancelled, but instead are held in the Company's treasury pending either shareholder approval of their cancellation or re-use by the Company to cover delivery obligations, subject to certain time limits and procedures. Members of the Board of Directors may be exposed to personal liability under Swiss law for harm to the company as a result of it holding more than 10 percent of its own shares. Approval of this proposal may lessen the potential personal liability of the members of the Board of Directors in such a circumstance.

At the Company's 2012 Annual General Meeting, shareholders authorized the Company to hold more than 10 percent of its own shares, to the extent that the own shares exceeding the 10 percent ownership threshold are being repurchased with a view to being cancelled at the 2013 and/or 2014 Annual General Meetings of the Company. Since the November 11, 2011 approval by the Swiss Takeover Board and the SIX Swiss Exchange, the Company has been making repurchases under its stock repurchase program through a "second trading line" that permits the Company to comply with its obligations under the Swiss tax laws in connection with repurchasing shares above the 10 percent threshold.

As of June 30, 2013, Logitech held approximately 8 percent of its own shares in its treasury and, under share repurchase plans authorized by the Board of Directors, the Company may acquire up to approximately US $4,434,788 of additional shares until August 10, 2013. If the Company continues repurchases under its current stock repurchase program or begins a new stock repurchase program, it may again accumulate shares in treasury approaching or exceeding 10 percent of its issued capital.

In order to provide the Company with continued flexibility in the management of its capital, the Board of Directors seeks authorization to cause the Company to hold more than 10 percent of its own shares, to the extent that the shares exceeding the 10 percent ownership threshold are being repurchased, over a second trading line or otherwise, with a view to being cancelled. In the event of a negative vote on this proposal by shareholders, the Board of Directors will cause the Company not to exceed a 10 percent holding of its own shares.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions and not counting the votes of any member of the Board of Directors, any Logitech executive officers or any votes represented by Logitech.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the following resolution:

"The Company shall be authorized to hold more than 10 per cent of its own shares, to the extent that the own shares exceeding the 10 percent ownership threshold are being repurchased, over a second trading line or otherwise, with a view to being cancelled on the occasion of a reduction of share capital, to be proposed to the Annual General Meeting of the Company in 2014 and/or 2015."

Proposal 7

Release of the Board of Directors and Executive Officers from Liability for Activities during Fiscal Year 2013

Proposal

The Board of Directors proposes that shareholders release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2013.

Explanation

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 5 of the Swiss Code of Obligations, shareholders are requested to release the members of the Board of Directors and the Executive Officers from liability for their activities during fiscal year 2013 that have been disclosed to shareholders. This release from liability exempts members of the Board of Directors or Executive Officers from liability claims brought by the Company or its shareholders on behalf of the Company against any of them for activities carried out during fiscal year 2013 relating to facts that have been disclosed to shareholders. Shareholders that do not vote in favor of the proposal, or acquire their shares after the vote without knowledge of the approval of this resolution, are not bound by the result for a period ending six months after the vote.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions and not counting the votes of any member of the Board of Directors, any Logitech executive officers or any votes represented by Logitech.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposal to release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2013.

Proposal 8

Elections to the Board of Directors

Our Board of Directors is presently composed of nine members. Until last year, each director was elected for a term of three years. At the Company's 2012 Annual General Meeting, shareholders approved a change such that each director, starting with the directors elected last year, will be subject to a term of one year. The members of the Board elected at the 2011 Annual General Meeting will remain in office until the expiry of their three-year term.

At the recommendation of the Nominating Committee, the Board has nominated the eight individuals below to serve as directors for a one-year term, beginning in each case as of the Annual General Meeting on September 4, 2013. Seven of the nominees currently serve as members of the Board of Directors. Their current terms expire on the date of the Annual General Meeting on September 4, 2013. The eighth nominee, our new Chief Executive Officer as January 1, 2013, was recommended by the Nominating Committee of the Board and approved by the Board in June 2013 as a nominee for election to the Board. Mr. Erh-Hsun Chang, having served the Company in an officer and executive role for thirteen years and as a member of the Board for an additional seven years, has decided to retire and not to stand for re-election. Mr. Matthew Bousquette was elected for a three-year term at the 2011 Annual General Meeting and consequently will remain in office until the 2014 Annual General Meeting.

There will be a separate vote on each nominee.

If any director nominee is unable or unwilling to serve as a nominee at the time of the Annual General Meeting, registered shareholders at the meeting or represented at the meeting by the Independent Representative or third parties may vote either for: (1) a substitute nominee designated by the present Board to fill the vacancy; or

(2) another substitute nominee. Under Swiss law, Board members may only be appointed by shareholders; and so if there is no substitute nominee and the individuals below are elected, the Board will continue to be composed of nine members. The Board has no reason to believe that any of our nominees will be unwilling or unable to serve if elected as a director.

For further information on the Board of Directors, including the current members of the Board, the Committees of the Board, the means by which the Board exercises supervision of Logitech's executive officers, and other information, please see "Corporate Governance and Board of Directors Matters" below.

8.1 Re-election of Mr. Daniel Borel

Proposal: The Board of Directors proposes that Mr. Daniel Borel be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Mr. Borel, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 29 below.

8.2 Re-election of Mr. Kee-Lock Chua

Proposal: The Board of Directors proposes that Mr. Kee-Lock Chua be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Mr. Chua, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 30 below.

8.3 Re-election of Ms. Sally Davis

Proposal: The Board of Directors proposes that Ms. Sally Davis be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Ms. Davis, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 31 below.

8.4 Re-election of Mr. Guerrino De Luca

Proposal: The Board of Directors proposes that Mr. Guerrino De Luca be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Mr. De Luca, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 31 below.

8.5 Re-election of Mr. Didier Hirsch

Proposal: The Board of Directors proposes that Mr. Didier Hirsch be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Mr. Hirsch, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 32 below.

8.6 Re-election of Mr. Neil Hunt

Proposal: The Board of Directors proposes that Mr. Neil Hunt be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Mr. Hunt, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 32 below.

8.7 Re-election of Ms. Monika Ribar

Proposal: The Board of Directors proposes that Ms. Monika Ribar be re-elected to the Board for a further one-year term.

For biographical information and qualifications of Ms. Ribar, please refer to "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" on page 33 below.

8.8 Election of Mr. Bracken P. Darrell

Proposal: The Board of Directors proposes that the Company's President and Chief Executive Officer, Mr. Bracken P. Darrell, be elected to the Board for a one-year term.

Bracken P. Darrell joined Logitech as President in April 2012 and became Chief Executive Officer in January 2013. Prior to joining Logitech, Mr. Darrell served as President of Whirlpool EMEA and Executive Vice President of Whirlpool Corporation, a home appliance manufacturer and marketing company, from January 2009 to March 2012. Previously, Mr. Darrell had been Senior Vice President, Operations of Whirlpool EMEA from May 2008 to January 2009. From 2002 to May 2008, Mr. Darrell was with The Procter & Gamble Company ("P&G"), a consumer brand company, most recently as the President of its Braun GmbH subsidiary. Prior to rejoining P&G in 2002, Mr. Darrell served in various executive and managerial positions with General Electric Company from 1997 to 2002, with P&G from 1991 to 1997, and with PepsiCo Inc. from 1987 to 1989. Mr. Darrell currently serves on the Board of Trustees of Hendrix College. Mr. Darrell holds a BA degree from Hendrix College and an MBA from Harvard University. He is 50 years old and is a U.S. citizen.

In addition to being the President and Chief Executive Officer of the Company, Mr. Darrell brings senior leadership, consumer brand marketing and global experience to the Board.

Voting Requirement to Approve Proposals

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the election to the Board of each of the above nominees.

Proposal 9

Re-election of PricewaterhouseCoopers S.A. as Logitech's Auditors and Ratification of the Appointment of PricewaterhouseCoopers LLP as Logitech's Independent Registered Public Accounting Firm for Fiscal Year 2014

Proposal

The Board of Directors proposes that PricewaterhouseCoopers S.A. be re-elected as auditors of Logitech International S.A. for a one-year term and that the appointment of PricewaterhouseCoopers LLP as Logitech's independent registered public accounting firm for fiscal year 2014 be ratified.

Explanation

PricewaterhouseCoopers S.A., or PwC S.A., upon recommendation of the Audit Committee of the Board, is proposed for re-election for a further year as auditors for Logitech International S.A. PwC S.A. assumed its first audit mandate for Logitech in 1988.

The Audit Committee has also appointed PricewaterhouseCoopers LLP, or PwC LLP, the U.S. affiliate of PwC S.A., as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2014 for purposes of U.S. securities law reporting. Logitech's Articles of Incorporation do not require that shareholders ratify the appointment of PwC LLP as the Company's independent registered public accounting firm. However, Logitech is submitting the appointment of PwC LLP to shareholders for ratification as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain PwC LLP. Even if the appointment is ratified, the Audit Committee may, in its discretion, change the appointment during the year if the Committee determines that such a change would be in the best interests of Logitech and its shareholders.

Information on the fees paid by Logitech to PwC S.A. and PwC LLP, as well as further information regarding PwC S.A. and PwC LLP, is set out below under the heading "Independent Auditors" and "Report of the Audit Committee."

A member of PwC S.A. will be present at the Annual General Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions you may ask.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote "**FOR**" the re-election of PricewaterhouseCoopers S.A. as auditors of Logitech International S.A. and the ratification of the appointment of PricewaterhouseCoopers LLP as Logitech's independent registered public accounting firm, each for the fiscal year ending March 31, 2014.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority within Logitech, except for those matters reserved by law or by Logitech's Articles of Incorporation to its shareholders or those that are delegated to the executive officers under the organizational regulations (also known as by-laws). The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairman decides.

Logitech's Articles of Incorporation set the minimum number of directors at three. We had nine members of the Board of Directors as of June 30, 2013. Mr. Erh-Hsun Chang, having served the Company in an officer and executive role for thirteen years and as a member of the Board for an additional seven years, has decided to retire and not to stand for re-election. Mr. Matthew Bousquette was elected for a three-year term at the 2011 Annual General Meeting and consequently will remain in office until the 2014 Annual General Meeting. If all of the nominees to the Board presented in Proposal 8 are elected, the Board will continue to have nine members.

BOARD OF DIRECTORS INDEPENDENCE

The Board of Directors has determined that each of our directors and director nominees, other than Daniel Borel, Bracken Darrell and Guerrino De Luca, qualifies as independent in accordance with the published listing requirements of NASDAQ and Swiss corporate governance best practices guidelines. The Company's independent directors include Matthew Bousquette, Erh-Hsun Chang, Kee-Lock Chua, Sally Davis, Didier Hirsch, Neil Hunt and Monika Ribar. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to Logitech and Logitech's management.

MEMBERS OF THE BOARD OF DIRECTORS

The members of the Board of Directors, including their principal occupation, business experience, and qualifications, are set out below.

Daniel Borel . . . .
63 Years Old
Director since 1988
Co-Founder and former Chief Executive Officer and Chairman, Logitech International S.A.
Swiss national

Daniel Borel is a Logitech founder and served from May 1988 until January 1, 2008 as the Chairman of the Board. From July 1992 to February 1998, he also served as Chief Executive Officer. He has held various other executive positions with Logitech. He serves on the Board of Nestlé S.A. In addition, he serves on the Board of Fondation Defitech, a Swiss foundation which contributes to research and development projects aimed at assisting the disabled, is the Chairman of the Board of SwissUp, a Swiss educational foundation promoting higher learning, and serves as President of EPFL Plus, a Swiss foundation which raises funds for the Ecole Polytechnique Fédérale de Lausanne. Mr. Borel holds an MS degree in Computer Science from Stanford University in California and a BE degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

As a Logitech co-founder, and its former Chairman and Chief Executive Officer, Mr. Borel brings deep knowledge of and a passion for Logitech, its people and its products, as well as senior leadership, industry, technical, and global experience. As a director for Nestlé, Mr. Borel also provides cross-board experience.

Matthew Bousquette . . . .
54 Years Old
Director since 2005
Former Chairman, EGI Holdings LLC
U.S. national

Matthew Bousquette is the former Chairman of the Board of EGI Holdings LLC, a U.S.-based producer of giftware and home and garden décor products, a position he held from 2007 through 2012. He is the former president of the Mattel Brands business unit of Mattel, Inc. Mr. Bousquette joined Mattel as senior vice president of marketing in December 1993, and was promoted to successively more senior positions at Mattel, including general manager of Boys Toys in July 1995, executive vice president of Boys Toys in May 1998, president of Boys/Entertainment in March 1999, and president of Mattel Brands from February 2003 to October 2005. Mr. Bousquette's previous experience included various positions at Lewis Galoob Toys, Inc., Teleflora and the Procter & Gamble Company. He serves on the Board of the District 181 Foundation, a foundation supporting initiatives that benefit local district students. Mr. Bousquette earned a BBA degree from the University of Michigan.

Mr. Bousquette brings senior leadership, strategic, financial and marketing expertise to the Board from his former position as chairman of a consumer products company, and his prior work as a senior executive at Mattel.

Mr. Bousquette currently serves on the Audit Committee and is Chair of the Compensation Committee. The Board of Directors has determined that he is an independent Director.

Erh-Hsun Chang . . . .
64 Years Old
Director since 2006
Former Senior Vice President, Worldwide Operations and General Manager, Far East, Logitech
Taiwan national

Erh-Hsun Chang has been a member of the Board of Directors since June 2006. Until April 2006, Mr. Chang was the Company's Senior Vice President, Worldwide Operations and General Manager, Far East. Mr. Chang first joined Logitech in 1986 to establish its operations in Taiwan. After leaving the Company in 1988, he returned in 1995 as Vice President, General Manager, Far Eastern Area and Worldwide Operations. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. Mr. Chang's other business experience includes tenure as Vice President, Manufacturing Consulting at KPMG Peat Marwick, a global professional services firm, between 1991 and 1995, and as Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., a Taiwanese electronics company, in 1995. Mr. Chang holds a BS degree in Civil Engineering from Chung Yuang University, Taiwan, an MBA degree in Operations Management from the University of Dallas, and an MS degree in Industrial Engineering from Texas A&M University. Mr. Chang is also Vice Chairman of the Company's subsidiary in Taiwan.

Having had an extensive career in operations, manufacturing, and sales and marketing, particularly in Taiwan and China, Mr. Chang brings senior leadership, manufacturing and operations experience, and substantial expertise in doing business in Taiwan and China.

Mr. Chang currently serves on the Audit Committee. The Board of Directors has determined that he is an independent Director.

Kee-Lock Chua . . . .
52 Years Old
Director since 2000
President and Chief Executive Officer, Vertex Group
Singapore national

Kee-Lock Chua is president and chief executive officer of the Vertex Group, a Singapore-headquartered venture capital group. Prior to joining the Vertex Group in September 2008, Mr. Chua was the president and an executive director of Biosensors International Group, Ltd., a developer and manufacturer of medical devices used in interventional cardiology and critical care procedures, from 2006 to 2008. Previously, from 2003 to 2006, Mr. Chua was a managing director of Walden International, a U.S.-headquartered venture capital firm. From 2001 to 2003, Mr. Chua served as deputy president of NatSteel Ltd., a Singapore industrial products company active in Asia Pacific. From 2000 until 2001, Mr. Chua was the president and chief executive officer of Intraco Ltd., a Singapore-listed trading and distribution company. Prior to joining Intraco, Mr. Chua was the president of MediaRing.com Ltd., a Singapore-listed company providing voice-over-Internet services. He serves on the Boards of SHC Capital Asia Ltd. and Yongmao Holdings Limited (where he is lead independent director), each a publicly traded company in Singapore. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and an MS degree in Engineering from Stanford University in California.

Mr. Chua has extensive investment and senior leadership experience, as a venture capitalist in Asia and the United States, and also as the former Chief Executive Officer of publicly-traded companies in Asia. He brings to the Board senior leadership, and financial and global expertise. As a director of public companies in Asia, and of private companies, he also provides cross-board experience.

Mr. Chua currently serves on the Compensation Committee and the Nominating Committee. He is also the Company's Lead Independent Director. The Board of Directors has determined that he is an independent Director.

Sally Davis . . . .
59 Years Old
Director since 2007
Former Chief Executive Officer, BT Wholesale
British national

Sally Davis is the former Chief Executive of BT Wholesale, a division of BT Group responsible for providing telecommunications services and bandwidth to carriers and service providers globally, a position she held from 2007 until she retired in August 2011. She was the Chief Portfolio Officer of British Telecom from 2005 to 2007. She had previously held senior executive roles within BT since joining the company in 1999, including President, Global Products, Global Services from 2002 to 2005, President, BT Ignite Applications Hosting from 2001 to 2002 and Director, Group Internet and Multimedia from 1999 to 2001. Before joining BT, Ms. Davis held leading roles in several major communications companies, including Bell Atlantic in the United States and Mercury Communications in the United Kingdom. Ms. Davis is also a member of the Board of the Department for Transport, part of the UK government, a member of the Board of Telenor Group, a global mobile communications services company, and a member of the Executive Board of the British Broadcasting Corporation (BBC), a British public service broadcasting company. She holds a BA degree from and is a Fellow of University College, London.

Ms. Davis' experience as a Chief Executive of a leading European telecommunications company, and her significant technology product strategy and product portfolio knowledge, provides the Board with expertise in senior leadership, technology, product strategy, and financial management.

Ms. Davis currently serves on the Audit Committee and the Nominating Committee. The Board of Directors has determined that she is an independent Director.

Guerrino De Luca . . . .
60 Years Old
Director since 1998
Chairman of the Board of Directors of Logitech International S.A.
Italian and U.S. national

Guerrino De Luca has served as Chairman of the Logitech Board of Directors since January 2008. Mr. De Luca served as Logitech's Chief Executive Officer from April 2012 to January 2013 and as acting President and Chief Executive Officer from July 2011 to April 2012. Previously Mr. De Luca served as Logitech's President and Chief Executive Officer from February 1998, when he joined the Company, to January 2008. Prior to joining Logitech, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a consumer electronics and computer company, from February 1997 to September 1997, and as President of Claris Corporation, a U.S. personal computing software vendor, from May 1994 to February 1997. Prior to joining Claris, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a Laurea degree in Electronic Engineering from the University of Rome, Italy.

As Logitech's Chairman and current and former Chief Executive Officer, Mr. De Luca brings significant senior leadership, industry, strategy, marketing and global experience to the Board and a deep passion for and commitment to Logitech, its people and its products.

Mr. De Luca currently is Chairman of the Board and serves on the Board Compensation Committee and the Nominating Committee.


PROXY STATEMENT

Didier Hirsch . . . .
62 Years Old
Director since 2012
Senior Vice President and
Chief Financial Officer,
Agilent Technologies, Inc.
French national

Didier Hirsch is the Senior Vice President and Chief Financial Officer of Agilent Technologies, Inc., a measurement company and a technology leader in chemical analysis, life sciences, diagnostics, electronics and communications. He has been with Agilent since 1999, and served as its Chief Accounting Officer from November 2007 to July 2010 and interim Chief Financial Officer from April 2010 until being promoted to his current position in July 2010. Mr. Hirsch also served Agilent as its Vice President, Corporate Controllership and Tax from 2006 until July 2010, Vice President and Controller from April 2003 to October 2006, and Vice President and Treasurer from September 1999 to April 2003. Mr. Hirsch had joined Hewlett-Packard Company in 1989, and served as Director of Finance and Administration of Hewlett-Packard Europe, Middle East and Africa (EMEA) from 1996 to 1999, Director of Human Resources of Hewlett-Packard EMEA from 1998 to 1999, Director of Finance and Administration of Hewlett-Packard Asia Pacific from 1993 to 1996, and Director of Finance and Administration of Hewlett-Packard France from 1989 to 1993. Prior to Hewlett-Packard, Mr. Hirsch worked in finance positions with Valeo Inc., Gemplus S.C.A., SGS-Thomson Microelectronics, I.B.H. Holding S.A., Bendix Corporation and Ford Motor Company. He serves on the Board of International Rectifier, a New York Stock Exchange (NYSE)-listed supplier of advanced power management technology. Mr. Hirsch holds an MS degree in Computer Sciences from Toulouse University and an MS degree in Industrial Administration from Purdue University.

As Chief Financial Officer of a leading public technology company, and with significant finance expertise developed over several decades at technology and manufacturing companies in the U.S.A., EMEA and Asia Pacific, Mr. Hirsch brings senior leadership, finance (including U.S. GAAP), technology and global experience to the Board.

Mr. Hirsch currently serves on the Audit Committee. The Board of Directors has determined that he is an independent Director.

Neil Hunt. . . . .
51 Years Old
Director since 2010
Chief Product Officer,
Netflix, Inc.
U.K. and U.S. national

Neil Hunt is the Chief Product Officer of Netflix, Inc., a California-based company offering the world's largest subscription service streaming movies and TV episodes over the Internet and sending DVDs by mail. He has been with Netflix since 1999, and served as its Vice President, Internet Engineering from 1999 until being promoted to his current position in 2002. From 1997 to 1999, Mr. Hunt was Director of Engineering for Rational Software, a California-based maker of software development tools, and he served in engineering roles at predecessor companies from 1991 to 1997. Mr. Hunt is a member of the Board of Directors of Simply Hired, Inc., a private online job listings company. Mr. Hunt holds a Doctorate in Computer Science from the University of Aberdeen, U.K. and a Bachelors degree from the University of Durham, U.K.

Mr. Hunt's significant expertise in technology, product development leadership and strategy, and his experience as a member of the senior leadership of a leading digital delivery company, provides the Board with expertise in technology, product strategy, and senior leadership.

Mr. Hunt currently serves on the Compensation Committee. The Board of Directors has determined that he is an independent Director.

Monika Ribar
53 Years Old
Director since 2004
President and Chief Executive Officer, Panalpina Group
Swiss national

Monika Ribar is the President and Chief Executive Officer of the Panalpina Group, a Swiss freight forwarding and logistics services provider. She has held that position since October 2006. Ms. Ribar has been a member of Panalpina's Executive Board since February 2000, and served as Panalpina's Chief Financial Officer from June 2005 to October 2006, and as its Chief Information Officer from February 2000 to June 2005. From June 1995 to February 2000, she served as Panalpina's Corporate Controller, and from 1991 to 1995 served in project management positions at Panalpina. Prior to joining Panalpina, Ms. Ribar worked at Fides Group (now KPMG Switzerland), a professional services firm, serving as Head of Strategic Planning, and was employed by the BASF Group, a German chemical products company. She also serves on the Boards of SIKA AG, a SIX Swiss Exchange-listed supplier of specialty chemical products and industrial materials, and Swiss International Air Lines Ltd., the flag carrier airline of Switzerland. Ms. Ribar holds a Masters degree in Economics and Business Administration from the University of St. Gallen, Switzerland.

Ms. Ribar has significant executive experience with the strategic, financial, and operational requirements of companies with global operations, and brings to our Board senior leadership, logistics industry, global and financial experience. As a member of another public company board, Ms. Ribar also provides cross-board experience.

Ms. Ribar currently serves as Chair of the Audit Committee. The Board of Directors has determined that she is an independent Director.

Other than the current employment and involvement noted above, no other Logitech Board member currently has material supervisory, management, or advisory functions outside Logitech. None of the Company's directors holds any official functions or political posts.

ELECTIONS TO THE BOARD OF DIRECTORS

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating Committee.

Shareholder Recommendations and Nominees

Under our Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting of shareholders, including a nominee for election to the Board of Directors. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, or c/o Logitech Inc., 7600 Gateway Boulevard, Newark, CA 94560, USA.

Under the Company's Articles of Incorporation only registered shareholders are recognized as shareholders of the company. As a result, beneficial shareholders do not have a right to place an item on the agenda of a meeting, regardless of the number of shares they hold. For information on how beneficial shareholders may become registered shareholders, see "Questions and Answers about the Logitech 2013 Annual General Meeting - If I am not a registered shareholder, can I attend and vote at the meeting?"

If the agenda of a general meeting of shareholders includes an item calling for the election of directors, any registered shareholder may propose a candidate for election to the Board of Directors before or at the meeting.

The Nominating Committee does not have a policy on consideration of recommendations for candidates to the Board of Directors from registered shareholders. The Nominating Committee considers it appropriate not to have a formal policy for consideration of such recommendations because the evaluation of potential members of the Board of Directors is by its nature a case-by-case process, depending on the composition of the Board at the time, the needs and status of the business of the Company, and the experience and qualification of the individual. Accordingly, the Nominating Committee would consider any such recommendations on a case-by-case basis in their discretion, and, if accepted for consideration, would evaluate any such properly submitted nominee in consideration of the membership criteria set forth under "Board Composition" below. Shareholder recommendations to the Board of Directors should be sent to the above address.

Board Composition

The Nominating Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in the context of our business and the then-current membership on the Board. The Nominating Committee has not formally established any specific, minimum qualifications that must be met by each candidate for the Board of Directors or specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. Similarly, the Nominating Committee does not have a formal policy on considering diversity in identifying candidates for election or re-election to the Board of Directors. However, we do not expect or intend that each director will have the same background, skills, and experience; we expect that Board members will have a diverse portfolio of backgrounds, skills, and experiences. One goal of this diversity is to assist the Board as a whole in its oversight and advice concerning our business and operations.

The review and assessment of Board candidates and the current membership of the Board by the Nominating Committee and the Board includes numerous diverse factors, such as: independence; understanding of and experience in technology, finance, and marketing; international experience; age; and gender and ethnic diversity. The priorities and emphasis of the Nominating Committee and of the Board with regard to these factors change from time to time to take into account changes in Logitech's business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.

Listed below are key skills and experience that we currently consider important for our directors to have in light of our current business and structure. We do not expect each director to possess every attribute. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list.

- *Senior Leadership Experience.* Directors who have served in senior leadership positions are important to Logitech, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
- *Financial Expertise.* Knowledge of financial markets, financing and funding operations, and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Logitech's structure, financial reporting, and internal control of such activities.
- *Industry and Technical Expertise.* Because we develop and manufacture hardware and software products, ship them worldwide, and sell to both major computer manufacturers and consumer electronics distributors and retailers, expertise in hardware and software, and experience in supply chain, manufacturing and consumer products is useful in understanding the opportunities and challenges of our business and in providing insight and oversight of management.
- *Brand Marketing Expertise.* Because we are a consumer products company, directors who have brand marketing experience can provide expertise and guidance as we seek to maintain and expand brand and product awareness and a positive reputation.
- *Global Expertise.* Because we are a global organization with research and development, and sales and other offices in many countries, directors with global expertise, particularly in Europe and Asia, can provide a useful business and cultural perspective regarding many significant aspects of our business.

Identification and Evaluation of Nominees for Directors

Our Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. Our Nominating Committee regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective Committees of the Board of Directors and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating Committee through shareholders, management, current members of the Board of Directors or search firms. The evaluation of these candidates may be based solely upon information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the Committee deems appropriate, including the use of paid third parties to review candidates.

TERMS OF OFFICE OF DIRECTORS

Each director is elected individually by a separate vote of shareholders. Until last year, each director was elected for a term of three years. At the Company's 2012 Annual General Meeting, shareholders approved a change such that each director, starting with the directors elected last year, will be subject to a term of one year. The members of the Board elected at the 2011 Annual General Meeting will remain in office until the expiry of their three-year terms. Each director is eligible for re-election until his or her seventieth birthday. Directors may not seek reelection after they have reached 70 years of age, unless the Board of Directors adopts a resolution to the contrary. A member of the Board who reaches 70 years of age during the term of his or her directorship may remain a director until the expiration of the term. A director's term of office as Chairman coincides with his or her term of office as a director. A director may be indefinitely re-elected as Chairman, subject to the age limit mentioned above.

The year of appointment and remaining term of office as of March 31, 2013 for each Director are as follows:

Name	Year First Appointed	Year Current Term Expires
Daniel Borel(1) (3)	1988	Annual General Meeting 2013
Matthew Bousquette(1)	2005	Annual General Meeting 2014
Erh-Hsun Chang(1) (4)	2006	Annual General Meeting 2013
Kee-Lock Chua(1) (3)	2000	Annual General Meeting 2013
Sally Davis(1) (3)	2007	Annual General Meeting 2013
Guerrino De Luca(2) (3)	1998	Annual General Meeting 2013
Didier Hirsch(1) (3)	2012	Annual General Meeting 2013
Neil Hunt(1) (3)	2010	Annual General Meeting 2013
Monika Ribar(1) (3)	2004	Annual General Meeting 2013

(1) Non-executive member of the Board of Directors.

(2) Executive member of the Board of Directors.

(3) The term of each of these directors expires at the 2013 Annual General Meeting, and each is being presented for re-election to the Board of Directors at that meeting.

(4) Mr. Chang is retiring, effective as of the 2013 Annual General Meeting, and is not standing for re-election.

BOARD RESPONSIBILITIES AND STRUCTURE

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. In addition to the non-transferable powers and duties of boards of directors under Swiss law, the Logitech Board of Directors also has the following responsibilities:

- the signatory power of its members;
- the approval of the budget submitted by the Chief Executive Officer;
- the approval of investments or acquisitions of more than $10 million in the aggregate not included in the approved budgets;

- the approval of any expenditure of more than US $10 million not specifically identified in the approved budgets; and
- the approval of the sale or acquisition, including related borrowings, of the Company's real estate.

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the executive officers, except where Swiss law or the Company's Articles of Incorporation or Organizational Regulations (By-Laws) provide differently.

Board Leadership Structure

The Board has since 1997 had a general practice that the positions of Chairman of the Board and Chief Executive Officer should be held by separate persons as an aid in the Board's oversight of management. Since 1997, the Chairman has been a former Chief Executive Officer of the Company and has served as a full-time senior executive. Logitech believes that there are advantages to having a former Chief Executive Officer as Chairman, for matters such as: leadership continuity; day-to-day assistance to and oversight of the Chief Executive Officer and other executive officers; and facilitating communications and relations between the Board, the Chief Executive Officer, and other senior management.

Mr. De Luca, the Company's former Chief Executive Officer and current Chairman, has served in that role since January 2008. On July 27, 2011, Mr. De Luca assumed the role of acting President and Chief Executive Officer, in addition to continuing his duties as Chairman, at the request of the Board of Directors. The Board appointed Bracken Darrell as President as of April 9, 2012, and he became the Chief Executive Officer as of January 1, 2013. The Board considered the holding of both the Chairman and Chief Executive Officer positions by Mr. De Luca as a temporary arrangement, and returned to its general practice of the positions being held by separate persons upon the appointment of Mr. Darrell as Chief Executive Officer.

The Chairman of the Board is appointed on an annual basis, at the Board meeting coinciding with the Annual General Meeting of Shareholders. The Secretary of the Board of Directors is also appointed at the same meeting. As of June 30, 2013, the Secretary was Ms. Catherine Valentine, the Company's Vice President, Legal and General Counsel.

Role of the Chairman and of the Chief Executive Officer

The Chairman assumes a leading role in mid- and long-term strategic planning and the selection of top-level management, and he supports major transaction initiatives of Logitech.

The Chief Executive Officer manages the day-to-day operations of Logitech, with the support of the other executive officers. The Chief Executive Officer has, in particular, the following powers and duties:

- defining and implementing short and medium term strategies;
- preparing the budget, which must be approved by the Board of Directors;
- reviewing and certifying the Company's annual report;
- appointing, dismissing and promoting any employees of Logitech other than executive officers and the head of the internal audit function;
- taking immediate measures to protect the interests of the Company where a breach of duty is suspected from executive officers until the Board has decided on the matter;
- carrying out Board resolutions;
- reporting regularly to the Chairman of the Board of Directors on the activities of the business;
- preparing supporting documents for resolutions that are to be passed by the Board of Directors; and
- deciding on issues brought to his attention by executive officers.

The detailed authorities and responsibilities of the Board of Directors, the Chief Executive Officer and the executive officers are set out in the Company's Articles of Incorporation and Organizational Regulations. Please refer to *http://ir.logitech.com* for copies of these documents.

Lead Independent Director

As appointed by the Board, Mr. Chua serves as Lead Independent Director. The responsibilities of the Lead Independent Director include chairing meetings of the non-executive directors and serving as the presiding director in performing such other functions as the Board may direct. The Lead Independent Director generally is elected annually by the Independent Directors.

Means by Which the Board of Directors Supervises Executive Officers

The Board of Directors is regularly informed on developments and issues in Logitech's business, and monitors the activities and responsibilities of the executive officers in various ways.

- At each regular Board meeting the Chief Executive Officer reports to the Board of Directors on developments and important issues. The Chief Executive Officer also provides regular updates to the Board members regarding Logitech's business between the dates of regular Board meetings.
- The offices of Chairman and Chief Executive Officer are generally separated, to help ensure balance between leadership of the Board and leadership of the day-to-day management of Logitech.
- Executive officers and other members of senior management, at the invitation of the Board, attend portions of meetings of the Board and its Committees to report on the financial results of Logitech, its operations, performance and outlook, and on areas of the business within their responsibility, as well as other business matters. For further information on participation by executive officers and other members of senior management in Board and Committee meetings please refer to "Board Committees" below.
- There are regular quarterly closed sessions of the non-executive, independent members of the Board of Directors, led by the Lead Independent Director, where Logitech issues are discussed without the presence of executive or non-independent members of the Board or executive officers.
- The Board holds quarterly closed sessions, where all Board members meet without the presence of non-Board members, to discuss matters appropriate to such sessions, including organizational structure and the hiring and mandates of executive officers.
- There are regularly scheduled reviews at Board meetings of Logitech strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors.
- The Board reviews and approves significant changes in Logitech's structure and organization, and is actively involved in significant transactions, including acquisitions, divestitures and major investments.
- All non-executive Board members have access, at their request, to all internal Logitech information.
- The head of the Internal Audit function reports to the Audit Committee.

The Board's Role in Risk Oversight

One of the Board's functions is oversight of risk management at Logitech. "Risk" is inherent in business, and the Board seeks to understand and advise on risk in conjunction with the activities of the Board and the Board's Committees.

The largest risk in any business typically is that the products and services it offers will not be met by customer demand, because of poor strategy, poor execution, lack of competitiveness, or some combination of these or other factors. The Board implements its risk oversight responsibilities, at the highest level, through regular reviews of the Company's business, product strategy and competitive position, and through management and organizational reviews, evaluations and succession planning.

Within the broad strategic framework established by the Board, management is responsible for identifying risk and risk controls related to significant business activities; mapping the risks to company strategy; and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk.

The Board's risk oversight role is implemented at the full Board level, and also in individual Board Committees. The full Board receives specific reports on enterprise risk management, in which the identification and control of risk are the primary topics of the discussion. Presentations and other information for the Board and Board Committees generally identify and discuss relevant risk and risk control; and the Board members assess and oversee the risks as a part of their review of the related business, financial, or other activity of the Company. The Compensation Committee oversees issues related to the design and risk controls of compensation programs. The Audit Committee oversees issues related to internal control over financial reporting and Logitech's risk tolerance in cash-management investments. The Board's role in oversight does not have a direct impact on the Board's leadership structure, which is discussed above.

Board Meetings

The Chairman sets the agenda for Board meetings, in coordination with the Chief Executive Officer. Any member of the Board of Directors may request that a meeting of the Board be convened. The directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda.

The Chairman and Chief Executive Officer recommend executive officers or other members of senior management who, at the invitation of the Board, attend portions of each quarterly Board meeting to report on areas of the business within their responsibility. Infrequently, the Board may also receive reports from external consultants such as executive search or succession experts or outside legal experts to assist the Board on matters it is considering.

Each regularly scheduled quarterly Board meeting lasts a full day to a day-and-a-half and all directors participate in person except in special individual circumstances. Additional meetings of the Board may be held by telephone or video-conference and the duration of such meetings varies depending on the subject matters considered.

Emergency Resolutions

In case of emergency, the Chairman of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairman of the Board made in this manner are subject to ratification by the Board of Directors at its next meeting or by way of written consent. No such emergency resolutions were passed during fiscal year 2013.

Independent Director Sessions

The Board of Directors has adopted a policy of regularly scheduled sessions of Board meetings where the independent directors meet to consider matters without management or non-independent directors present. During fiscal year 2013, separate sessions of the independent directors were held at four separate meetings.

Board Effectiveness

Our Board of Directors performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations.

BOARD COMMITTEES

The Board has standing Audit, Compensation, and Nominating Committees and a Committee for Board Compensation to assist the Board in carrying out its duties. At each quarterly Board meeting each applicable Board Committee reports to the full Board on the substance of the Committee's meetings, if any, during the quarter.

Each Committee has a written charter approved by the Board. The chair of each Committee determines the Committee's meeting agenda. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. The Charters of each Board Committee are available on Logitech's Investor Relations website at *http://ir.logitech.com*. Each of the Audit, Compensation and Nominating Committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the Committee in its work. The members of the Committees are identified in the following table.

Director	Audit	Compensation	Nominating	Board Compensation
Daniel Borel				
Matthew Bousquette	X	Chair		
Erh-Hsun Chang	X			
Kee-Lock Chua		X	X	
Sally Davis	X		X	
Guerrino De Luca			Chair	Chair
Didier Hirsch	X			
Neil Hunt		X		
Monika Ribar	Chair			

Attendance at Board, Committee and Annual Shareholders' Meetings

In fiscal year 2013 the Board met fourteen times, eight of which were regularly scheduled meetings. In addition, the Audit Committee met eight times, the Compensation Committee met five times, the Nominating Committee met one time, and the Committee for Board Compensation met two times. In addition to its meetings, the Board took five actions for approval by written consent during fiscal year 2013. We expect each director to attend each meeting of the Board and the Committees on which he or she serves, and also expect them to attend the Annual General Meeting of shareholders. Each director attended the 2012 Annual General Meeting. All directors attended at least 75% of the meetings of the Board and the Committees on which he or she served. Detailed attendance information for Board and Board Committee meetings during fiscal year 2013 is as follows:

	Board of Directors	Audit Committee	Compensation Committee	Nominating Committee	Committee for Board Compensation
# of meetings held	14	8	5	1	2
Daniel Borel	12				
Matthew Bousquette	14	8	5		
Erh-Hsun Chang	14	8			
Kee-Lock Chua	14		5	1	
Sally Davis	13	8		1	
Guerrino De Luca	14			1	2
Didier Hirsch(1)	9	3			
Neil Hunt	14		5		
Richard Laube(2)	4		3		
Monika Ribar	14	8			

(1) Mr. Hirsch joined the Board and the Audit Committee as of the Annual General Meeting on September 5, 2012, and attended all nine of the Board meetings and three of the four Audit Committee meetings that were held after that date. Prior to joining the Audit Committee, he attended one of the Committee meetings as an observer.

(2) Mr. Laube resigned from the Board as of the Annual General Meeting on September 5, 2012, and attended four of the five Board meetings and two of the three Compensation Committee meetings that were held on or prior to that date.

Audit Committee

The Audit Committee is appointed by the Board to assist the Board in monitoring the Company's financial accounting, controls, planning and reporting. It is composed of only non-executive, independent Board members. Among its duties, the Audit Committee:

- reviews the adequacy of the Company's internal controls;
- reviews the independence, fee arrangements, audit scope, and performance of the Company's independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;
- reviews and approves all non-audit work to be performed by the independent auditors;
- reviews the scope of Logitech's internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;
- reviews, before release, the quarterly results and interim financial data;
- reviews with management and the independent auditors the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's guidelines and policies with respect to risk assessment and risk management; and
- reviews, before release, the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's annual reporting, and recommends that the Board of Directors submit these items to the shareholders' meeting for approval.

The Audit Committee currently consists of Ms. Ribar, Chairperson, Mr. Bousquette, Mr. Chang, Ms. Davis and Mr. Hirsch. The Board of Directors has determined that each member of the Audit Committee meets the independence requirements of the NASDAQ Stock Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Ms. Ribar, Mr. Bousquette and Mr. Hirsch are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

The Audit Committee met eight times in fiscal year 2013. Four meetings were held in person on the day prior to the regularly scheduled quarterly Board meeting, for two-and-a-half to three-and-a-half hours, and four were held by telephone, for approximately an hour, preceding the Company's quarterly report of financial results. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee's invitation, the Company's Chief Financial Officer, Corporate Controller, Vice President of Internal Audit and General Counsel or Associate General Counsel attended each meeting, and representatives from the Company's independent auditors, PricewaterhouseCoopers, also attended each meeting. Other members of management also participated in certain meetings. Four meetings also included separate sessions with representatives of the independent auditors and with the Chief Financial Officer, and three meetings included a separate session with the head of Internal Audit.

Compensation Committee

The Compensation Committee reviews and approves, or recommends to the Board for approval, the compensation of executive officers and Logitech's compensation policies and programs, including share-based compensation programs and other incentive-based compensation. Within the guidelines established by the Board and the limits set forth in the Company's employee equity incentive plans, the Compensation Committee also has the authority to grant equity incentive awards to employees without further Board approval. The Committee is composed of only non-executive, independent Board members.

The Compensation Committee currently consists of Mr. Bousquette, Chairman, Mr. Chua and Mr. Hunt. Mr. Laube participated as a member of the Committee until his resignation as of the Annual General Meeting on September 5, 2012. The Board of Directors has determined that each member of the Committee meets the independence requirements of the NASDAQ Stock Market listing standards.

The Compensation Committee met five times in fiscal year 2013. At the Committee's invitation, the Company's Vice President of Worldwide Human Resources and the Senior Director of Worldwide Compensation & Benefits attended each meeting, and the Committee's independent advisor from Radford Consulting attended two meetings. All five meetings were held in person and each meeting lasted for one to two hours. In addition to its meetings, the Committee took thirteen actions for approval by written consent during fiscal year 2013.

Please refer to the Company's Compensation Report for further information on the Compensation Committee's criteria and process for evaluating executive compensation.

Committee for Board Compensation

The Committee for Board Compensation establishes the compensation of the non-executive directors. This Committee currently consists of Mr. De Luca. The Committee for Board Compensation met two times in fiscal year 2013. The meetings were held in person and lasted up to approximately one hour. At the Committee's invitation, the Company's Senior Director of Worldwide Compensation & Benefits attended the meetings.

Nominating Committee

The Nominating Committee is composed of at least three members, with the Chairman of the Board acting as chair for this Committee and the other two members being non-executive, independent directors. Among its duties, the Nominating Committee:

- evaluates the composition of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;
- determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential directors with these attributes;
- evaluates and makes recommendations of nominees for election to the Board of Directors; and
- evaluates and makes recommendations to the Board concerning the appointment of directors to Board Committees and the selection of Board Committee chairs.

The Nominating Committee may and typically does retain an executive search firm to assist with the identification and evaluation of prospective Board nominees based on criteria established by the Committee. For information on the Nominating Committee's policies with respect to director nominations please see "Elections to the Board of Directors" above.

The Nominating Committee currently consists of Mr. De Luca, Chairman, Mr. Chua and Ms. Davis. Mr. De Luca is not an independent director under applicable NASDAQ rules. The Board of Directors has determined that Mr. Chua and Ms. Davis meet the independence requirements of the NASDAQ Stock Market listing standards. Upon the Committee's recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board. Nominees are then selected by a majority of the independent members of the Board. The Nominating Committee met once in fiscal year 2013. The meeting was held in person and lasted approximately one hour.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee has been an officer or employee of Logitech. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders may contact the Board of Directors about bona fide issues or questions about Logitech by sending an email to *generalcounsel@logitech.com* or by writing the Corporate Secretary at the following address:

Logitech International S.A.
Attn: Corporate Secretary
EPFL - Quartier de l'Innovation
Daniel Borel Innovation Center
1015 Lausanne, Switzerland

All such shareholder communications will be forwarded to the appropriate member or members of the Board of Directors or, if none is specified, to the Chairman of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF JUNE 30, 2013

In accordance with the proxy statement rules under U.S. securities laws, the following table shows the number of our shares beneficially owned as of June 30, 2013 by:

- each person or group known by Logitech, based on filings pursuant to Section 13(d) or (g) under the U.S. Securities Exchange Act of 1934 or notifications to the Company under applicable Swiss laws, to own beneficially more than 5% of our outstanding shares as of June 30, 2013;
- each director and each nominee for director;
- the persons named in the Summary Compensation Table in the Compensation Report (the "named executive officers"); and
- all directors and current executive officers as a group.

Beneficial Owner[1]	Number of Shares Owned[2]	Shares that May be Acquired Within 60 Days[3]	Total Beneficial Ownership	Total as a Percentage of Shares Outstanding[4]
5% Shareholders:				
Capital Research Global Investors[5]	16,410,000	—	16,410,000	10.3%
Morgan Stanley, The Corporation Trust Company[6]	11,854,664	—	11,854,664	7.4%
Daniel Borel[7]	10,584,344	—	10,584,344	6.6%
Directors, not including the Chairman or the CEO:				
Daniel Borel[7]	10,584,344	—	10,584,344	6.6%
Matthew Bousquette	29,112	75,000	104,112	*
Erh-Hsun Chang	176,638	319,000	495,638	*
Kee-Lock Chua	48,403	15,000	63,403	*
Sally Davis	47,245	30,000	77,245	*
Neil Hunt	16,612	—	16,612	*
Richard Laube[8]	105,228	—	105,228	*
Monika Ribar	30,504	95,000	125,504	*
Didier Hirsch[9]	—	—	—	*
Named Executive Officers:				
Guerrino De Luca	164,018	580,000	744,018	*
Bracken P. Darrell[10]	49,357	125,000	174,357	*
Erik K. Bardman[11]	20,435	75,000	95,435	*
Werner Heid[12]	24,390	—	24,390	*
Junien Labrousse[13]	54,107	527,500	581,607	*
L. Joseph Sullivan	23,990	246,250	270,240	*
Current Directors and Executive Officers, as a Group (11)	11,170,223	1,485,250	12,655,473	7.9%

* Less than 1%

(1) Unless otherwise indicated, the address for each beneficial owner listed in this table is c/o Logitech International S.A., Rue du Sablon 2-4 Morges, Switzerland / 7600 Gateway Boulevard, Newark, California 94560.

(2) To Logitech's knowledge, except as otherwise noted in the footnotes to this table, each director and executive officer has sole voting and investment power over the shares reported as beneficially owned in accordance with SEC rules, subject to community property laws where applicable.

(3) Includes shares represented by vested, unexercised options as of June 30, 2013 and options and restricted stock units that are expected to vest within 60 days after June 30, 2013. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options or restricted stock units, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4) Based on 159,317,532 shares outstanding on June 30, 2013 (173,106,620 shares outstanding less 13,789,088 treasury shares outstanding).

(5) Based on information set forth in a Schedule 13G filed with the SEC on February 13, 2013 by Capital Research Global Investors, a division of Capital Research and Management Company (CRMC), reporting ownership of Logitech's shares as of December 31, 2013, and indicating sole investment and voting power with respect to all of the shares. According to the filing, Capital Research Global Investors is deemed to be the beneficial owner of 16,410,000 shares as a result of CRMC acting as investment advisor to various investment companies. The address of the entities affiliated with CRMC is 333 South Hope Street, Los Angeles, California 90071.

(6) On July 16, 2013, Morgan Stanley, The Corporation Trust Company notified us that as of July 10, 2013 Morgan Stanley, The Corporation Trust Company and its subsidiaries held 11,854,664 shares. The address of Morgan Stanley/The Corporation Trust Company is 1209 Orange Street, Wilmington, Delaware 19801.

(7) The number of shares held by Mr. Borel includes (a) 53,000 shares held by a charitable foundation, of which Mr. Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. As of June 30, 2013, Mr. Borel's indicated sole investment and voting power with respect to 10,524,844 shares, shared investment power with respect to 59,500 shares and shared voting power with respect to 53,000 shares.

(8) Mr. Richard Laube resigned as a director of the Company as of the Annual General Meeting in September 2012.

(9) Mr. Didier Hirsch was first elected as a director of the Company at the Annual General Meeting in September 2012.

(10) Mr. Bracken P. Darrell joined the Company as President on April 9, 2012. Mr. Darrell assumed the role of Chief Executive Officer in January 2013.

(11) Mr. Erik Bardman resigned as an executive officer of the Company in April 2013.

(12) Mr. Werner Heid resigned as an executive officer of the Company in April 2012.

(13) Mr. Junien Labrousse was the Senior Vice President, Products and President, Logitech Europe until April 22, 2012. In connection with a restructuring, he ceased to be an executive officer as of April 22, 2012.

SHARE OWNERSHIP GUIDELINES

Members of the Board of Directors and executive officers and other officers who report directly to the Chief Executive Officer or President are subject to share ownership guidelines.

Directors are required to own at least 5,000 Logitech shares under guidelines adopted by the Board in June 2006. Directors are required to achieve this ownership within three years of joining the Board, or, in the case of directors serving at the time the guidelines were adopted, within three years of the effective date of adoption of the guidelines. The guidelines will be adjusted to reflect any share splits or other capital adjustments, and will be re-evaluated by the Board from time to time. As of June 30, 2013, each director had either satisfied these ownership guidelines or had time remaining to do so.

The Compensation Committee adopted share ownership guidelines for executive officers and other officers who report directly to the Chief Executive Officer or President effective September 2008. These guidelines now apply to executive officers and other officers who report directly to the Chairman or Chief Executive Officer. These guidelines require the Chief Executive Officer to hold a number of Logitech shares with a market value equal to

3 times his annual base salary. Officers who report to the Chairman or Chief Executive Officer must hold a number of Logitech shares with a market value equal to 2 times annual base salary. Officers subject to the guidelines are required to achieve the guideline within three years of being appointed to the position making them subject to the guideline, or, in the case of such officers serving at the time the guidelines were adopted, within three years of the effective date of adoption of the guidelines. The guidelines will be adjusted to reflect any share splits or other capital adjustments, and will be re-evaluated by the Compensation Committee from time to time. Up to 50% of the guideline may be met through the net value of vested, unexercised stock options. If the guideline is not met within 3 years, the Chief Executive Officer must hold 100% of his after-tax shares resulting from option exercises or other equity incentive awards until the guideline is reached, and all other Chairman or Chief Executive Officer direct reports must hold at least 50% of the net shares resulting from option exercises or other equity incentive awards until the guideline is reached. As of July 2, 2013, nine of the eleven executive officers and other officers who report directly to the Chairman or Chief Executive Officer had either satisfied these ownership guidelines or had time remaining to do so.

To support our goal of Logitech's executive officers holding meaningful amounts of Logitech stock, in June 2011, the Compensation Committee adopted a provision, applicable to executive officers and Chairman or Chief Executive Officer direct reports who have not met at least 75% of their stock ownership targets within three years of being subject to the ownership requirements, to pay a portion, increasing over time, of any earned bonus under the annual incentive bonus program in Logitech shares. These shares will be subject to the holding requirements noted above. In fiscal year 2013, this provision was not used, as no bonuses were earned under the annual incentive bonus program.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OUR POLICIES

It is our policy that all employees must not engage in any activities which could conflict with Logitech's business interests, which could adversely affect its reputation or which could interfere with the fulfillment of the responsibilities of the employee's job, which at all times must be performed in the best interests of Logitech. In addition, Logitech employees may not use their position with Logitech, or Logitech's information or assets, for their personal gain or for the improper benefit of others. These policies are included in our Conflict of Interest and Business Ethics Policy, which covers our directors, executive officers and other employees. If in a particular circumstance the Board concludes that there is or may be a perceived conflict of interest, the Board will instruct our Legal department to work with our relevant business units to determine if there is a conflict of interest. Any waivers to these conflict rules with regard to a director or executive officer require the prior approval of the Audit Committee.

NASDAQ RULES AND SWISS BEST CORPORATE GOVERNANCE PRACTICES

NASDAQ rules defining "independent" director status also govern conflict of interest situations, as do Swiss best corporate governance principles published by economiesuisse, a leading Swiss business organization. As discussed above, the Board of Directors has determined that each of our directors and nominee to be a director, other than Mr. Borel, Mr. Darrell and Mr. De Luca, qualifies as "independent" in accordance with the NASDAQ rules. The NASDAQ rules include a series of objective tests that would not allow a director to be considered independent if the director has or has had certain employment, business or family relationships with the company. The NASDAQ independence definition also includes a requirement that the Board review the relations between each independent director and the company on a subjective basis. In accordance with that review, the Board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

SEC RULES

In addition to the Logitech and NASDAQ policies and rules described above, the SEC has specific disclosure requirements covering certain types of transactions involving Logitech and a director or executive officer or persons and entities affiliated with them. Since April 1, 2012, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed US $120,000 and in which any current director, director nominee, executive officer, holder of more than 5% of our shares, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest. We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Swiss and California law.

None of the following persons has been indebted to Logitech or its subsidiaries at any time since the beginning of fiscal year 2013: any of our directors or executive officers; any nominee for election as a director; any member of the immediate family of any of our directors, executive officers or nominees for director; any corporation or organization of which any of our directors, executive officers or nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities (except trade debt entered into in the ordinary course of business); and any trust or other estate in which any of the directors, executive officers or nominees for director has a substantial beneficial interest or for which such person serves as a trustee or in a similar capacity.

INDEPENDENT AUDITORS

Under Logitech's Articles of Incorporation, the shareholders elect or re-elect the Company's independent auditors each year at the Annual General Meeting.

Logitech's independent auditors are currently PricewaterhouseCoopers S.A., Lausanne, Switzerland. PricewaterhouseCoopers S.A. assumed its first audit mandate for Logitech in 1988. They were re-elected by the shareholders as Logitech's auditors at the Annual General Meeting in September 2012. For purposes of U.S. securities law reporting, PricewaterhouseCoopers LLP, San Jose, California, serves as the Company's independent registered public accounting firm. Together, PricewaterhouseCoopers S.A. and PricewaterhouseCoopers LLP are referred to as "PwC."

As appointed by the Board, the Audit Committee is responsible for supervising the performance of the Company's independent auditors, and recommends the election or replacement of the independent auditors to the Board of Directors.

Representatives of PwC are invited to attend all regular meetings of the Audit Committee. During fiscal year 2013, PwC representatives attended all eight of the Audit Committee meetings. The Committee met separately four times with representatives of PwC in closed sessions of Committee meetings.

On a quarterly basis, PwC reports on the findings of their audit and/or review work including their audit of Logitech's internal control over financial reporting. These reports include their assessment of critical accounting policies and practices used, alternative treatments of financial information discussed with management, and other material written communication between PwC and management. At each quarterly Board meeting, the Audit Committee reports to the full Board on the substance of the Committee meetings during the quarter. On an annual basis, the Audit Committee approves PwC's audit plan and evaluates the performance of PwC and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the independent auditors, subject to shareholder approval. The Audit Committee reviews the annual report provided by PwC as to its independence.

AUDIT AND NON-AUDIT FEES

In addition to the audit services PwC provides with respect to Logitech's annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to Logitech in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of Logitech's financial statements. The Audit Committee of the Board of Directors determined that the rendering of non-audit services by PwC was compatible with maintaining their independence.

The following table sets forth the aggregate fees billed to us for the audit and other services provided by PwC during the fiscal years ended March 31, 2013 and 2012 (in thousands):

	2013	2012
Audit fees(1)	$3,143	$3,057
Audit-related fees(2)	5	12
Tax fees(3)	502	634
All other fees(4)	17	61
Total	$3,667	$3,764

(1) *Audit fees.* This category represent fees for professional services provided in connection with the audit of our financial statements, the audit of our internal control over financial reporting, and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) *Audit-related fees.* This category represents consultation on issues such as acquisition accounting, due diligence services in connection with acquisitions, review and testing of the impact of new accounting pronouncements, and other topics.

(3) *Tax fees.* This category represents fees for tax compliance, assistance with tax audits, tax advice and tax planning.

(4) *All other fees.* This category primarily represents fees for government grant audits and database licenses.

PRE-APPROVAL PROCEDURES AND POLICIES

The Audit Committee pre-approves all audit and non-audit services provided by PwC. This pre-approval must occur before the auditor is engaged. The Audit Committee pre-approves categories of non-audit services and a target fee associated with each category. Usage of PwC fees against the target is presented to the Audit Committee at each in-person quarterly meeting, with additional amounts requested as needed. Services that last longer than a year must be re-approved by the Audit Committee.

The Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by PwC with a set dollar limit per type of service. The Vice President, Corporate Controller is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by PwC.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for overseeing Logitech's accounting and financial reporting processes and audits of Logitech's financial statements. The Audit Committee acts only in an oversight capacity and relies on the work and assurances of management, which has primary responsibility for Logitech's financial statements and reports, Logitech's internal auditors, as well as PwC, Logitech's independent auditors, which is responsible for expressing an opinion on the conformity of Logitech's audited financial statements to generally accepted accounting principles and attesting to the effectiveness of Logitech's internal control over financial reporting.

The Board of Directors has adopted a written charter for the Audit Committee. A copy of the Charter can be found on our website at *http://ir.logitech.com*. To view the charter, select "Audit Committee Charter" under "Corporate Governance."

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended March 31, 2013, with our management. In addition, The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Logitech's Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

Submitted by the Audit Committee of the Board

Monika Ribar, Chairperson
Matthew Bousquette
Erh-Hsun Chang
Sally Davis
Didier Hirsch

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires Logitech's directors, executive officers and any persons who own more than 10% of Logitech's shares, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Logitech with copies of all Section 16(a) forms that they file. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf.

We believe that all Section 16(a) filing requirements were met in fiscal year 2013, with the exceptions noted below:

- A late Form 4 report was filed for Guerrino De Luca on January 9, 2013 to report a performance stock option granted on January 4, 2013. The filing was delayed by one day as a result of an investment fund with which Mr. De Luca was associated changing his filing codes in connection with a 13-G filing (for a company other than Logitech) without informing either Mr. De Luca or the Company.


Logitech

COMPENSATION REPORT 2013

INTRODUCTION

This Compensation Report contains information on Logitech compensation philosophy and practices, the background for decisions, and the results of decisions with respect to Logitech's named executive officers and its Board members.

This Compensation Report has been designed to comply with the proxy statement rules under U.S. securities laws as well as Swiss regulations. This Report is an integrated part of our Annual Report, Invitation and Proxy Statement for our 2013 Annual General Meeting.

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

During fiscal year 2013, Logitech had a decline in sales and a significant operating loss. These weak results reflected a number of significant challenges. We experienced the effects of a weak macro-economic environment in Europe and in parts of Asia, along with a slow economic recovery in North America. Our performance also reflected the accelerated transition of personal computing from PCs to mobile computing, and disappointing results in our music product category. Lastly, a slowdown in the enterprise video conferencing market led to a non-cash goodwill impairment charge of more than $200 million. This charge was the key factor in our operating loss for the full year.

We took several steps during the year to position Logitech for a turnaround. We removed a layer of executive management, and began to create a simpler, faster, more responsive organization. We incurred nearly $44M in restructuring charges to reduce our cost structure and to build a new foundation for a return to profitability.

The following are key developments in fiscal year 2013 relating to compensation:

- *Impact of Logitech's Performance Against Expectations and Relative to Overall Market.* When making compensation decisions in fiscal year 2013, the Compensation Committee gave considerable weight to Logitech's continued challenges in executing against our stated financial plans as well as Logitech's performance relative to the overall market and our compensation peer group, as highlighted in "Compensation Elements" and other parts of this discussion below.
- *Base Salary Actions.* Given Logitech's financial performance in fiscal year 2013 and our executives' salary positions versus the market, only one of our executive officers received a base salary increase in fiscal year 2013 – our former Chief Financial Officer, Mr. Bardman.
- *Increased Emphasis on Increasing Shareholder Value.* In fiscal year 2013, the Compensation Committee required Logitech's stock price growth to be equal to or greater than that of the NASDAQ 100 Index before any payout could be made under the annual cash incentive bonus plan. In addition, most of the equity incentive awards that the Committee granted to our executive officers in fiscal year 2013 were performance-based stock options that have no value until there is significant growth in Logitech's stock price.
- *No Bonus Plan Payouts.* Based on Logitech's failure to execute against our fiscal year 2013 plan, as well as our disappointing performance relative to our overall industry, no bonus payouts for our executive officers were earned under our annual cash incentive bonus plan.

- *Organizational Changes.* Logitech has continued to experience changes in our executive officer group. In April 2012, Logitech appointed Bracken Darrell to the role of President. In January 2013, Mr. Darrell was appointed as Chief Executive Officer according to a succession plan implemented at Mr. Darrell's hire. He took over the position from Mr. De Luca, Logitech's Chairman of the Board, who had served as Logitech's Chief Executive Officer since July 2011. In fiscal year 2013, Mr. Darrell removed a layer of executive management, which resulted in the elimination of Werner Heid's role as Senior Vice President of Worldwide Sales and Marketing and Junien Labrousse's role as Executive Vice President of the Products Group. Mr. Heid left in May 2012, and Mr. Labrousse ceased to be an executive officer, assuming the role of Senior Vice President, Consumer Computing Platform Group. In April 2013, Logitech's Chief Financial Officer, Mr. Bardman resigned.
- *Effective Compensation Program Design.* The Compensation Committee believes the design of our executive compensation programs has and will continue to meet our goal of providing our executives with compensation packages that provide for above market rewards when Logitech outperforms both our internal goals and the overall market, and limited rewards when Logitech's performance does not meet these objectives. The balance among fixed compensation (base salary), short-term incentives (annual incentive bonus program), and long-term incentives (equity) ensures that, while our executives received no short-term incentives in fiscal year 2013, they received market competitive base salaries, and have every opportunity to receive significant rewards from their long-term incentives if they are able to deliver above-market performance in the coming years. Looking forward, we fully expect Logitech's leadership team to drive a turnaround of the Company's performance that will reward both our shareholders and the executives who help to deliver improved results.

EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY

Logitech's executive compensation programs have been designed to:

- be competitive with comparable companies in our industry and in the region where the executive is based;
- maintain a balance between fixed and variable compensation and place a significant portion of total compensation at risk based on the Company's performance, while maintaining controls over inappropriate risk-taking by balancing annual and long-term performance;
- align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value;
- support a performance-oriented culture; and
- reflect the Compensation Committee's assessment of an executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.

Logitech's executive compensation philosophy is to pay executives at or near the median of other companies that compete for similar executive talent, and that individual performance and importance to Logitech should be reflected in the compensation of each executive. However, while compensation is a central part of attracting, retaining and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for shareholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference are also a key part of Logitech's success in attracting, motivating, and retaining executives and employees.

EXECUTIVE COMPENSATION PRACTICES

Logitech has employed a number of executive compensation practices that reflect its compensation philosophy:

- As shown in the chart below under the heading "Pay Mix", the majority of executive officers' compensation is designed to be performance-based, using a variety of performance measures, including measuring Logitech's performance against Board-established fiscal and other targets for annual incentive cash bonuses, and stock price growth for performance-based equity awards.
- Logitech has claw-back provisions that apply to its annual incentive cash plan and its equity awards plans, which provide for the recovery of compensation by Logitech in certain events described below under the heading "Recovery of compensation for restatements and misconduct".
- Logitech does not allow trading in derivatives of Logitech securities or pledging of equity awards.
- Logitech does not maintain any payment arrangements that would be triggered solely by a "change in control" of Logitech.
- Logitech does not provide special retirement benefits designed solely for executive officers.

In addition, Logitech has been a leader in providing our shareholders advisory votes on compensation. Beginning in 2009, Logitech voluntarily submitted its compensation philosophy, policies, and procedures to a shareholder advisory vote. Our voluntary practice is now a requirement under U.S. legislation that guarantees shareholders the ability to periodically cast advisory votes on executive compensation, and is reflected in Proposal 2 for our Annual General Meeting in September 2013. We remain committed to providing clear and thorough disclosure on our executive compensation practices and actions, and our Compensation Committee will carefully consider the voting results.

At our 2012 Annual General Meeting, shareholders demonstrated strong support for the compensation of our named executive officers, voting in favor of our advisory compensation resolutions. The Compensation Committee was mindful of this support for our pay-for-performance compensation philosophy in retaining our general compensation practices and setting fiscal year 2013 compensation for our executive officers.

NAMED EXECUTIVE OFFICERS

In this Compensation Report, we refer to our "named executive officers" in many places. This term includes the following individuals:

- Guerrino De Luca, our Chairman and former Chief Executive Officer.
- Bracken P. Darrell, our President and Chief Executive Officer.
- L. Joseph Sullivan, our Senior Vice President, Worldwide Operations.
- Three former officers who were either serving as Chief Financial Officer during fiscal year 2013 or were serving as executive officers of Logitech at the beginning of fiscal year 2013: Erik K. Bardman, Junien Labrousse and Werner Heid.

ELEMENTS OF COMPENSATION

The principal components of our executive compensation programs are:

- Base salary.
- Performance-based cash compensation, in the form of annual incentive cash payments.
- Long-term equity incentive awards, which in fiscal year 2013 consisted of performance-based stock options and time-based restricted stock units.

Our executive officers are also eligible to participate in our health and benefits plans, retirement savings plans, and our employee share purchase plans, which are generally available to our employees. We also provide limited perquisites, as described in "Other Compensation Elements – Perquisites" below.

The following table outlines our objectives for each of the principal components of executive compensation.

Element of Compensation	Objective
Base salary	• Reward individuals for their current contributions to the Company • Compensate individuals for their expected day-to-day service
Performance-based cash compensation	• Align executive compensation with Logitech's annual performance goals • Make a significant portion of the executive's annual cash compensation variable and subject to the achievement of Board-approved, Company-oriented business goals • Motivate and reward the executive for above-target performance
Long-term equity incentive awards	• Deliver the majority of total potential compensation via long-term equity incentives • Align executive and shareholder interests • Provide a direct incentive for future performance • Support retention of our executive team

Pay Mix

In determining how we allocate an executive's total compensation package among base salary, performance-based cash compensation and long-term equity incentives, we emphasize compensation elements that reward performance against measures that correlate closely with increases in shareholder value. Accordingly, the majority of our executive compensation is at-risk, including the annual performance-based cash bonus and the majority of our long-term equity incentive grants. Our CEO and other executive officers have a higher percentage of at-risk compensation (and thus greater upside potential and downside risk) relative to Logitech's other employees.



The charts below indicate the percentage of total compensation costs in fiscal year 2013 represented by base salary, performance-based cash compensation, and long-term equity incentive awards for our Chief Executive Officer, Bracken Darrell, and for all other named executive officers who remained executive officers through fiscal year 2013. All underlying amounts are taken from the Summary Compensation Table on page 70.

We design our programs to have the largest portion of potential compensation to be based on long-term performance (equity), the next largest portion based on short-term performance (annual performance bonus), and the smallest portion as base salary. While our actual fiscal year 2013 pay mix does not appear to reflect this design philosophy, with executive officers receiving almost half of their annual compensation in base salary and the remaining amount of their compensation in equity, it should be noted that, had the fiscal year annual bonuses been earned, our executive officers would have received one-quarter of their annual compensation in base salary, one-quarter in annual bonus, and one-half in equity.



Bracken P. Darrell
Base salary
11.5%
Equity
incentive
awards
88.5%
All Other Named Executive Officers(1)
Base salary
37.8%
Equity
incentive
awards
62.2%

(1) Includes executive officers, other than Mr. Darrell, as of the end of fiscal year 2013: Messrs. De Luca, Bardman, and Sullivan.

Base salary

Base salary is intended to recognize the executive's current contributions to Logitech and compensate the executive for his or her expected day-to-day service. The Committee targets executive salaries to be at or near the market median for comparable positions. In fiscal year 2013, because the annual performance bonuses were not earned and did not pay out, base salaries comprised approximately 40% of total compensation in fiscal year 2013 for our named executive officers, excluding our Chief Executive Officer, whose new hire stock grants comprised almost 90% of his total compensation delivered in fiscal year 2013. Had the Logitech Management Performance Bonus Plan for fiscal year 2013 been earned and paid in full, base salary would have represented approximately 30% of total compensation.

In setting base salary levels for fiscal year 2013, the Compensation Committee considered each executive's pay against similar roles among our compensation peer group companies, based on data provided in March 2013 by Radford, an AON Hewitt company, which serves as the Committee's independent compensation consultant, overall salary increase trends for executive officers, and each executive's performance over the past year.

Given our disappointing performance in fiscal year 2012 and the position of our executive officers' salaries relative to the median for our compensation peer group companies, we provided a salary increase to only one of our executive officers in fiscal year 2013. Mr. Bardman, whose salary was below the market median for his position, received an increase of 10%, resulting in a salary that was still below market median. No other executive officer received a salary increase in fiscal year 2013.

No adjustment was made to Mr. De Luca's compensation upon his assumption of the duties of Chief Executive Officer for the period of July 2011 through December 2012. This resulted in substantially lower-than-median compensation for our Chief Executive Officer relative to our compensation peer group. Logitech's Board of Directors plans to provide compensatory recognition for Mr. De Luca's service as Chief Executive Officer in fiscal year 2014.

Named Executive Officer	2013 Annual Base Salary ($)	2012 Annual Base Salary ($)	Change 2012 to 2013
Guerrino De Luca	500,000	500,000	0%
Bracken P. Darrell[(1)]	750,000	n/a	n/a
L. Joseph Sullivan	402,000	402,000	0%
Former Officers:			
Erik K. Bardman[(2)]	484,000	440,000	10%
Werner Heid[(3)]	570,000	570,000	0%

Named Executive Officer	2013 Annual Base Salary (CHF)	2012 Annual Base Salary (CHF)	Change 2012 to 2013
Junien Labrousse	625,000[(5)]	710,000[(4)]	-12%

(1) Mr. Darrell joined the Company as President on April 9, 2012. Mr. Darrell assumed the role of Chief Executive Officer of the Company in January 2013.

(2) Mr. Bardman resigned as Senior Vice President, Finance and Chief Financial Officer in April 2013.

(3) Mr. Heid resigned as an executive officer of the Company in April 2012.

(4) Mr. Labrousse's fiscal year 2012 base salary was set in Swiss francs. The base salary in U.S. dollars was $804,135, which was based on converting from Swiss francs to U.S. dollars using an average monthly exchange rate.

(5) Mr. Labrousse ceased to be an executive officer of the Company in April 2012, which also resulted in Mr. Labrousse's base salary decreasing from CHF 710,000 to CHF 625,000.

As part of Logitech's fiscal year 2013 first quarter restructuring, Mr. Labrousse's role of Executive Vice President of the Products Group was eliminated, and he assumed the role of Senior Vice President, Consumer Computing Platform Group. Given this change, the Committee approved a 12% reduction to Mr. Labrousse's annual salary from CHF 710,000 to CHF 625,000 and a reduction in his target annual bonus percentage from 75% to 65% of annual salary, to bring him closer to 50th percentile of market compensation for his new position.

Performance-based cash compensation

Logitech's annual performance-based bonuses, under the Logitech Management Performance Bonus Plan, "Bonus Plan", compensate executives based on achievement against the key financial metrics of revenue and operating income, which are equally weighted. These metrics address both "top line" (revenue) and "bottom line" (operating income) corporate financial goals, both of which the Committee believes are critical to driving long-term shareholder value. In fiscal year 2013, the Committee believed that, in addition to executing against our fiscal year 2013 plan, it was important to provide value to our shareholders by delivering a stock price growth that was at least in line with the overall market. Therefore, the Committee added a market-based metric to the plan that required Logitech's stock price performance over the fiscal year to be equal to or greater than the performance of the NASDAQ 100 Index for any bonus payout to be made.

The Bonus Plan is designed to motivate and reward executives for above-target performance. The annual performance-based bonuses represent a significant portion of each executive's potential annual cash compensation, ranging from 40% to 50% of annual targeted cash compensation. Payout under the incentive plan is variable, based on the achievement against Logitech's financial goals, and for fiscal year 2013 can range from 0% to 150% of the executive's target incentive.

Named executive officer bonus targets for fiscal year 2013

In fiscal year 2013, the bonus targets as a percentage of base salary for our named executive officers remained the same as those in fiscal year 2012, except for Mr. Labrousse whose bonus target decreased upon his role change as noted above under the heading "Base salary". The cash bonus target percentages for fiscal year 2013 are summarized in the table below.

Named Executive Officer	2013 Annual Target Bonus Percentage of Base Salary	2012 Annual Target Bonus Percentage of Base Salary	Change 2012 to 2013
Guerrino De Luca	100%	100%	0%
Bracken P. Darrell	100%	n/a	n/a
L. Joseph Sullivan	75%	75%	0%
Former Officers:			
Erik K. Bardman	75%	75%	0%
Werner Heid	75%	75%	0%
Junien Labrousse	65%	75%	-13%

The target bonus opportunities for named executive officers in fiscal year 2013 are in aggregate at the median of our compensation peer group, based on peer group data provided by the Compensation Committee's independent compensation consultant to the Committee in March 2012.

No bonuses were paid to executive officers under the Bonus Plan for fiscal year 2013.

Performance measures for fiscal year 2013 bonus program

In fiscal year 2013, the Bonus Plan was based on the following performance measures:

Performance Measure	Why It is Used	Measurement Basis
Revenue	Revenue growth is an essential component of long-term success and viability and enables future strategic investments.	Generally Accepted Accounting Principles (GAAP).
Operating Income/ Contribution Margin	Generating an increase in per-share value for investors is a priority, as operating profit allows Logitech to re-invest in R&D, operations and people for future success.	GAAP, excluding restructuring and one-time transaction charges related to acquisitions and divestitures.
Relative Stock Price Growth	Providing per-share price growth that is at least in line with the overall market is a priority, as stock price is one of the key indicators of the value created for our shareholders.	30-day trailing average stock price growth for the period of May 1, 2012 – April 30, 2013 compared to the NASDAQ 100 Index.

For all named executive officers, the 2013 Bonus Plan goals were set equal to Logitech's annual business plan for fiscal year 2013 as approved by the Board of Directors in April 2012. All named executive officers' bonuses were based on achievement against Logitech's revenue and operating income goals as well as on a relative stock price growth metric.

For any bonus payment to be made under the fiscal year 2013 Bonus Plan, the minimum performance requirements must be met for each of the plan metrics: (1) Logitech stock price growth must be at least equal to that of the NASDAQ 100 Index; (2) Logitech Revenue must be no less than 90% of target performance; (3) Logitech Operating Income must be no less than 90% of target performance.

Bonus Formula

The formula for determining the bonus awards for fiscal year 2013 was as follows:

Executive's eligible wages	X	Executive's target bonus percentage(1)	X	Bonus Plan funding percentage(2)	=	Annual bonus award

(1) Expressed as a percentage of base salary.

(2) Based on achievement against target performance measures, including the potential for a greater than 1-to-1 acceleration or deceleration of the funding percentage for each percentage by which actual performance exceeds or falls below target performance thresholds.

If earned, the bonus is paid to the executive in May for the fiscal year ended March 31.

Annual performance-based cash payments for fiscal year 2013

Logitech did not pay any bonuses to the named executive officers under the annual incentive plan for fiscal year 2013 because the Company did not meet the minimum performance requirements for any of the plan metrics – revenue, operating income or relative stock price growth.

Long-term equity incentive awards

During fiscal year 2013, the Compensation Committee granted our named executive officers, excluding Mr. Darrell, long-term equity incentive awards in the form of performance-based stock options (PSOs) and time-based restricted stock units (RSUs) in order to align their incentives with the long-term interests of our shareholders, to support retention of the executives, to provide competitive total compensation packages, and to provide a direct incentive for future performance.

In fiscal year 2013, the Compensation Committee granted Logitech's new President, Mr. Darrell, a mix of stock options, RSUs, and premium-priced stock options (PPOs). We believe Mr. Darrell's equity package, and use of the PPOs in particular, will serve to motivate and reward Mr. Darrell to lead the Company in delivering significantly higher stock value for our shareholders.

PSOs. The majority (70%) of the value of the fiscal year 2013 focal equity awards was in the form of performance stock options, or PSOs. The PSOs are "at-risk" compensation because the shares do not vest until Logitech's stock price has increased significantly over Logitech's trading price on the date of grant.

As one of the steps we took during the year to position Logitech for a turnaround, the Compensation Committee elected to grant PSOs to our executive officers in fiscal year 2013 to place an increased emphasis on the need to build shareholder value by ensuring Logitech's stock price growth is in line with or outpaces the growth of the overall market. We feel confident that the use of PSOs in fiscal year 2013 serves to further align the interests of executive officers with shareholders. The PSOs are intended to:

- Provide no value to the executive until Logitech's stock price performance increases significantly.
- Link vesting to Logitech's stock price performance.
- Require a high standard for any vesting to occur, and provide a substantial payout if Logitech's market performance shows significant improvement.
- Support pay-for-performance philosophy.

The PSOs granted to our executive officers have an exercise price of $7.83, Logitech's trading price on the date of grant. The PSOs vest when Logitech's average closing price per share over a consecutive 90-day trading period meets or exceeds multiples of Logitech's trading price on the date of grant as noted below.

- 25% of the shares vest once Logitech's average stock price over a 90-day consecutive period is $11.75, a 150% multiple of Logitech's trading price on the date of grant;
- 25% of the shares vest once Logitech's average stock price over a 90-day consecutive period is $13.70, a 175% multiple of Logitech's trading price on the date of grant;
- 50% of the shares vest once Logitech's average stock price over a 90-day consecutive period is $15.66, a 200% multiple of Logitech's trading price on the date of grant.

For any shares to vest, the associated stock price performance criteria must be met within 4 years of the date of grant, or the associated shares will be cancelled. No shares are exercisable before the 2nd anniversary of grant, unless the executive is involuntarily terminated or, after a change of control, resigns for good reason. In that case, shares will become vested only to the extent that the performance criteria have been met.

Because the value at grant of a PSO is lower than that of PSUs, RSUs or standard stock options, we needed to grant a larger number of PSOs to deliver similar grant-date award value. As a result, PSOs have a more dilutive impact on our stock pool, but in the Compensation Committee's view, this will be offset by the increased potential incentive value to our executives and the potential return on equity value to our shareholders.

RSUs. Thirty percent of the value of the fiscal year 2013 focal equity awards were granted in the form of restricted stock units. Time-based restricted stock units, or RSUs, provide for the issuance of shares at a future date upon vesting of the RSUs. Due to the delay in the fiscal year 2013 grants, which were granted nine months into fiscal year 2013, the RSUs have a three-year vesting period, with the RSUs vesting in three equal annual increments. RSUs granted to our executive officers in fiscal year 2014 have our typical four-year vesting period. The Compensation Committee believes RSUs create incentives for performance and further align the interests of executives with those of shareholders because an RSU's value increases or decreases in conjunction with the Company's stock price. Because the value at grant of RSUs is generally greater than that of stock options, we are able to grant a smaller number of RSUs while delivering similar grant-date award value. As a result, granting RSUs helps minimize the dilutive effects of our equity awards on our shareholders and, in the Committee's view, provides a more cost effective balance of incentive and risk than standard stock options.

PPOs. In April 2012, the Compensation Committee made a grant of premium-priced options, or PPOs, to our new President, Mr. Darrell as part of his new hire package. PPOs are stock options that have an exercise price that is set higher than Logitech's trading price on the date of grant. The Committee believes PPOs create exceptional incentives for performance and further align the interests of executives with those of shareholders because a PPO has no value until Logitech's stock price performance has been considerably increased. Because the value at grant of PPOs is significantly lower than that of RSUs, PSUs, PSOs, or standard stock options, we needed to grant a significantly larger number of PPOs to deliver similar grant-date award value. As a result, PPOs have a more dilutive impact on our stock pool, but in the Committee's view, this will be offset by the increased incentive value and potential upside to our shareholders and to our new President and Chief Executive Officer. Mr. Darrell's PPO grants have exercise prices of approximately $14, $16, and $20, which represent $175%, 200% and 250% of Logitech's trading price on the grant date.

Long-term equity incentive awards granted in fiscal year 2013

During fiscal year 2013 the target value of long-term equity incentive awards granted to Logitech's named executive officers was determined by the Compensation Committee based on data from our compensation peer group data and from the Radford Global Technology Executive Compensation survey, and recommendations from the Committee's independent compensation consultant and Logitech management as well as the Compensation Committee's judgment on the performance and relative impact of each executive officer and the importance of retaining each executive through Logitech's turnaround and beyond.

For fiscal year 2013, the Compensation Committee approved long-term incentive grant values for each named executive officer representing approximately the 50th percentiles of grant values for comparable executives at our compensation peer group companies. To actually receive market levels of equity value, Logitech will have to outperform the market in terms of stock price appreciation. This reflected the Committee's expectation that our executive officers must build Logitech's value at a rate greater than the overall market to receive equity values in line with those of our compensation peer group companies. The Committee also elected to deliver a higher percentage of the equity value in the form of at-risk grants, PSOs, than in prior years.

The executive officer focal grants were made in January 2013, approximately 9 months after we normally consider executive focal grants. The delay in grant timing was to provide Mr. Darrell the opportunity to evaluate the executive team prior to making any focal performance-based equity grants. In consideration of that delay, the Committee set a three-year vesting period, instead of our typical four-year vesting, for the RSU grants. No other adjustments were made to the grants due to this delay.

Grants were made in particular as follows:

Grants to Mr. Darrell. During fiscal year 2013, in connection with his appointment to Logitech, Mr. Darrell received 500,000 stock options with an exercise price of $8.03 and 4-year time-based vesting, 100,000 RSUs with 4-year time-based vesting, 400,000 premium priced stock options ("PPOs") with an exercise price of $14.00, 400,000 PPOs with an exercise price of $16.00, and 400,000 PPOs with an exercise price of $20.00. He did not receive any additional grants in connection with his appointment to the position of Chief Executive Officer in January 2013.

Grant to Mr. De Luca. On January 4, 2013, Mr. De Luca received a focal equity grant of 130,000 PSOs as part of his fiscal year 2013 compensation as Chairman. Mr. De Luca did not receive any other equity incentive grants during fiscal year 2013.

Grants to Other Named Executive Officers. The equity incentive award grants made to all Logitech named executive officers during fiscal year 2013 are set out in the Grants of Plan-Based Awards in Fiscal Year 2013 table on page 73.

The following table illustrates the grant date fair values, which is the accounting cost to Logitech, of the equity awards that each named executive officer received in fiscal year 2013 and 2012. The grant date fair values in fiscal year 2013 increased by approximately 45% from those in fiscal year 2012 due to:

- the increase in focal equity grant values amongst our compensation peer group and the overall technology industry;
- the fiscal year 2013 grant values were at approximately the 50th percentile of our compensation peer group, compared to the fiscal year 2012 grant values that were 10% below the 50th percentile of our compensation peer group.

The table also illustrates the total shares of the equity awards that each named executive officer received in fiscal year 2013 and 2012. The number of shares granted increased significantly due to:

- the decrease in Logitech's stock price of approximately 55% between the grant dates of the fiscal year 2013 and fiscal year 2012 focal grants. This year-over-year decrease increases the number of shares that must be provided to deliver a similar value;
- the replacement of full-value PSUs with PSOs in fiscal year 2013. Approximately 3 times the number of PSOs is required to deliver equivalent value versus PSUs.

Named Executive Officer	Type of Equity Grant	2013 Shares Subject to Equity Grants (#)	2012 Shares Subject to Equity Grants (#)	Shares Subject to Equity Grants - Change 2012 to 2013	2013 Grant Date Fair Value ($)[1]	2012 Grant Date Fair Value ($)[1]	Grant Date Fair Value Change 2012 to 2013
Guerrino De Luca.	PSOs	130,000	—	100%	335,400	—	100%
	PSUs	—	30,000	-100%	—	392,400	-100%
	Options	n/a	n/a	n/a	n/a	n/a	n/a
		130,000	30,000	333%	335,400	392,400	-15%
Bracken P. Darrell[2]	PPOs	1,200,000	n/a	n/a	3,020,000	n/a	n/a
	RSUs	100,000	n/a	n/a	803,000	n/a	n/a
	Options	500,000	n/a	n/a	1,820,000	n/a	n/a
		1,800,000	n/a	n/a	5,643,000	n/a	n/a
L. Joseph Sullivan.	PSOs	225,000	—	100%	580,500	—	100%
	PSUs	—	25,000	-100%	—	327,000	-100%
	RSUs	33,000	16,000	106%	258,390	230,400	12%
	Options	n/a	n/a	n/a	n/a	n/a	n/a
		258,000	41,000	529%	838,890	557,400	51%
Former Officers:							
Erik K. Bardman.	PSOs	300,000	—	100%	774,000	—	100%
	PSUs	—	35,000	-100%	—	457,800	-100%
	RSUs	43,000	23,000	87%	336,690	331,200	2%
	Options	n/a	n/a	n/a	n/a	n/a	n/a
		343,000	58,000	491%	1,110,690	789,000	41%
Werner Heid	PSUs	—	35,000	-100%	—	457,800	-100%
	RSUs	—	23,000	-100%	—	331,200	-100%
	Options	n/a	n/a	n/a	n/a	n/a	n/a
		—	58,000	-100%	—	789,000	-100%
Junien Labrousse	PSUs	—	35,000	-100%	—	457,800	-100%
	RSUs	—	23,000	-100%	—	332,580	-100%
	Options	n/a	n/a	n/a	n/a	n/a	n/a
		—	58,000	-100%	—	790,380	-100%

(1) Grant date fair value represents the accounting cost to Logitech associated with equity awards. The actual equity award value delivered to each named executive officer may be considerably lower or higher than the grant date fair value of the award. The actual equity award value delivered depends on, in the case

of performance-based awards such as PSUs, whether or not the minimum performance condition is met, and, if so, the level of performance. Actual equity award value delivered also is significantly impacted by appreciation or depreciation in Logitech's share price between the grant and vesting dates.

(2) Mr. Darrell joined the Company as President on April 9, 2012 and was appointed as Chief Executive Officer of the Company effective January 1, 2013.

Determination of long-term equity incentive awards

The Compensation Committee is responsible for approving who should receive equity incentive awards, when the awards should be made, the vesting schedule, and the number of shares or other rights to be granted. Long-term equity incentive awards may be granted only by the Compensation Committee or the full Board of Directors. The Compensation Committee regularly reports its activity, including approvals of grants, to the Board. We do not have any program, plan, or practice to select equity compensation grant dates in coordination with the release of material non-public information, nor do we time the release of information for the purpose of affecting value. We do not backdate options or grant options retroactively.

Timing of grants

Long-term equity incentive award grants to executive officers are typically and predominantly approved at regularly scheduled, predetermined meetings of the Compensation Committee. These meeting are scheduled up to 18 months in advance and take place before the regularly scheduled, predetermined meetings of the full Board. On limited occasions, grants may be approved at an interim meeting of the Compensation Committee or by consent, for the purpose of approving the hiring and compensation package for newly hired or promoted executives. The timing of interim meetings or consents, if they occur, is based on the activity which generated the need for the meeting or the consent, not Logitech's share price. In fiscal year 2013 grants were made to new hires and promoted employees, including those at the executive officer level, through regularly scheduled monthly written consents of the Compensation Committee.

BRACKEN DARRELL'S NEW HIRE PACKAGE

In April 2012, Logitech appointed Mr. Darrell to the role of President, with the expectation he would succeed Mr. De Luca as Chief Executive Officer in January 2013. When establishing Mr. Darrell's compensation package, the Compensation Committee based its decisions on competitive market data for chief executive officer positions provided by the Compensation Committee's independent compensation consultant, as well as the compensation and benefits package Mr. Darrell had with his previous employer.

The Compensation Committee positioned Mr. Darrell's cash compensation package between the 25th and 50th percentile of the market for chief executive officers based on the expectation he would be assuming the role of chief executive officer in January 2013. Mr. Darrell's base salary is $750,000 and his annual bonus target percentage is 100%. In January 2013, Mr. Darrell was appointed to the role of chief executive officer, with no associated changes to his compensation.

When developing Mr. Darrell's equity package, the Compensation Committee targeted his new hire equity package at the 50th percentile of the market for chief executive officers to ensure that, over time, he will have an ownership position and equity value consistent with those held by our compensation peer group chief executive officers. Mr. Darrell's equity package consists of (1) 500,000 stock options to provide a meaningful upside for success in driving the profitable growth of the business; (2) 100,000 RSUs to offset a portion of the earned, but not vested long-term incentives Mr. Darrell lost when leaving his former employer; (3) 1,200,000 premium-priced stock options, or PPOs, with exercise prices between $14 and $20, which have value only if there is a significant increase in Logitech's stock value. We believe this equity package will provide exceptionally rewarding incentives to Mr. Darrell if he is able to lead the Company in driving a substantial increase in Logitech's market value.

Mr. Darrell received a relocation assistance package to move him and his family from Switzerland to the United States that includes payments for certain relocation costs and expenses such as airfare, house purchase and sale assistance (including reimbursement for a qualified home purchase of up to 2% of the purchase price and reimbursement for qualified home sales expenses of up to 1% of the home sale price), a relocation bonus equivalent to two months' salary, tax advice assistance, moving costs and temporary living benefits including lodging, meals and auto rental.

As part of his terms of employment, Mr. Darrell will receive severance benefits in the case of a termination without cause or under certain conditions associated with a Change of Control, as described in the section "Potential Payments Upon Termination or Change in Control."

DETERMINING EXECUTIVE COMPENSATION

Role of the Compensation Committee

The Compensation Committee reviews and approves our compensation programs, including the specific compensation of our Chairman, our Chief Executive Officer, and our other executive officers.

Under the Compensation Committee's charter, the Committee has the authority to engage its own advisors (including compensation consultants) to assist it in carrying out its responsibilities. Since 2011 the Committee has retained Radford, an AON Hewitt company, to provide analysis, advice and guidance with respect to executive compensation. On the request of the Committee, Radford developed specific executive compensation analyses and recommendations for Logitech's Chairman, CEO, and executive officers for fiscal year 2013. In fiscal year 2013, at the request of the Compensation Committee, Radford provided advice and recommendations to the committee on competitiveness of executive officer compensation levels, revisions and additions to the Company's compensation peer group, goal metrics and bonus design, compensation mix between cash and equity, employment contract provisions, executive severance packages, executive officer hiring packages, developments in high technology compensation programs, trends in executive compensation for the Silicon Valley and Europe, legislation and regulations affecting executive compensation in the United States and Switzerland, and the impact of the global economy on executive compensation and director compensation. Logitech paid fees of less than $100,000 to various divisions and subsidiaries of Aon Corporation for services not related to executive compensation consulting services. The majority of these additional services consisted of activities Radford or Aon Hewitt have provided to Logitech for several years, and include the purchase of Radford's industry compensation surveys, the accounting valuations of equity grants, and the calculation of PSU grant performance. During fiscal year 2013, the SEC issued new rules under the Dodd-Frank Act concerning compensation consultant independence. Under these rules the Compensation Committee must determine whether any work completed by a compensation consultant raised any conflict of interest after taking into account six independence-related factors. The Compensation Committee has reviewed these six factors in their totality as they apply to Radford and determined that no conflict of interest exists.

Role of Executive Officers in Compensation Decisions

While the Compensation Committee sets the compensation of our CEO and other executive officers with assistance from its independent compensation consultant, the Committee looks to management to make recommendations to the Committee with respect to both design of compensation programs and specific compensation decisions. We expect that the Compensation Committee will continue to solicit input from our Chairman and CEO with respect to compensation decisions affecting executive officers. The Compensation Committee deliberates and makes decisions on the executive officers' compensation without the presence of the Chairman or the CEO.

The fiscal year 2013 executive officer compensation proposals for base salary, bonus targets and equity grant values were developed by Radford and presented to both the Compensation Committee and Logitech's management. Based on the analysis performed by Radford, Logitech's Vice President of Worldwide Human Resources and its compensation department, in consultation with Guerrino De Luca, Logitech's Chairman and then Chief Executive Officer, provided specific recommendations to the Compensation Committee (other than with respect to his own proposed compensation).

As part of the annual personnel review and succession planning process, Mr. De Luca also provided the Board and the Compensation Committee with his perspective on the performance of Logitech's executive officers. This performance feedback provided additional input to the Committee when making its decisions on fiscal year 2013 compensation.

Once the Compensation Committee received the analysis and recommendations from both Radford and Logitech's management, who were in agreement on the recommended actions, the Committee made all decisions regarding executive officer fiscal year 2013 compensation without Mr. De Luca or any other executive officer present. The Committee considered, but was not in any way bound by, the recommendations made by management.

Overview of Factors Considered by Committee

The Compensation Committee considers a variety of factors when determining total executive compensation, including:

- Competitive considerations.
- Subjective elements, such as the scope of the executive's role, experience and skills and the individual's performance during the prior fiscal year and potential for future contribution to Logitech.
- The performance of Logitech in the prior fiscal year.
- Logitech's performance relative to the Company's compensation peer group and the overall technology industry.
- Accrued and realized gains from past equity incentive awards.
- The need to retain key executives during Logitech's challenging turnaround period.

Competitive considerations

We attempt to compensate our executive officers competitively relative to industry peers. Both peer group and broader industry compensation survey data is used by our Compensation Committee when setting Logitech's executive compensation, as well as to assist the Compensation Committee in the evaluation of the design of bonus plan and equity compensation programs.

The companies in Logitech's peer group were selected in February 2011, and are reviewed annually, in partnership with Radford Consulting, based on (i) involvement in the PC-based consumer electronics industry, or (ii) revenues approximately equal to Logitech's and a presence near Silicon Valley in the San Francisco Bay Area. Although Logitech is a Swiss company, Logitech primarily competes for executive management talent with technology companies in the United States, and particularly in the high-technology area of Silicon Valley. As a result, the peer group consists primarily of U.S. public technology companies. For fiscal year 2013, the compensation peer group consisted of:

Activision Blizzard, Inc.
Agilent Technologies, Inc.
Analog Devices, Inc.
Autodesk, Inc.
BMC Software, Inc.
Brocade Communications Systems, Inc.
Electronic Arts, Inc.
Intuit, Inc.
Lexmark International, Inc.
NetApp, Inc.
Nuance Communications, Inc.
NVIDIA Corporation
Plantronics
Polycom, Inc.
SanDisk Corporation
Take-Two Interactive
VeriFone Systems, Inc.

The Compensation Committee believes the compensation peer group is representative of the companies with which Logitech competes for talent and, accordingly, benchmarks its compensation against.

At the time the fiscal year 2013 executive compensation review was performed, in February 2013, Logitech ranked at approximately the 31st percentile among the peer group for revenues, and below the 20th percentile for market capitalization and for operating income. In light of Logitech's fiscal year 2013 performance relative to its compensation peer group, the Compensation Committee plans to review the composition of Logitech's compensation peer group in fiscal year 2014, to ensure the companies remain appropriate for Logitech's use in executive compensation benchmarking.

	Revenues (in millions)	Operating Income (in millions)	Market Capitalization (in millions)
75th Percentile	$4,217	$652	$11,911
50th Percentile	3,279	339	7,730
25th Percentile	1,471	111	3,752
Logitech	2,331	46	1,703

Most recently available four quarters as of February 2012. Market Capitalization as of February 26, 2012. Produced by Radford,

Source: MSM Money Quotes.

In addition, to assist the Compensation Committee in its review of executive compensation, Logitech's compensation department provides compensation data compiled from widely recognized high-technology executive compensation surveys.

We generally seek to be at the median for total compensation, as well as for each of the elements of compensation, for our executives in comparison to the companies with whom we compete for executive talent, based on compensation peer group and survey data.

Effect of individual performance

The differences in compensation among the individual named executive officers, as disclosed in the Summary Compensation Table on page 70, were primarily related to market compensation in each position, based on compensation peer group and survey data, a subjective assessment of the executive's impact on the Company's past and future performance, succession planning and retention. Except with respect to the Bonus Plan, the Compensation Committee does not review executive officers' individual performance against pre-established individual performance metrics devised by the Compensation Committee, between the Compensation Committee and the respective executive, or otherwise.

Other factors

For newly-hired executives, in addition to market compensation for the position, consideration is given to the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join Logitech.

Timing of compensation decisions

Executive compensation (base salary, target bonus, and equity grants) is typically reviewed and actions are taken at the start of the fiscal year in order to align all compensation actions, and the related performance periods, with the fiscal year or multiple fiscal years. The Committee may also make executive compensation decisions at other times during the fiscal year in the event of an executive new hire or promotion or other reasons.

OTHER COMPENSATION ELEMENTS

Other cash compensation

The Compensation Committee may award discretionary bonuses in order to recognize outstanding individual performance, to assist in the retention of key talent, or for other reasons. On January 30, 2013, Mr. Bardman was granted a special one-time retention incentive of $500,000, payable on January 29, 2015, provided he was an employee in good standing on that date. The Compensation Committee concluded that retaining the Chief Financial Officer during Logitech's turnaround was essential, and that this retention bonus was reasonable and necessary to the business. Nevertheless, Mr. Bardman resigned from Logitech prior to the retention incentive being earned. The Committee did not otherwise award any discretionary bonuses to executive officers in fiscal year 2013.

Deferred compensation plan

Executive officers based in the United States are also eligible to participate in the Logitech Inc. Deferred Compensation Plan and a predecessor plan, which are unfunded and unsecured plans that allow employees of Logitech Inc., the Logitech subsidiary in the United States, who earn more than a threshold amount the opportunity to defer U.S. taxes on up to 80% of their base salary and up to 90% of their bonus or commission compensation. Under the plan, compensation may be deferred until termination of employment or other specified dates chosen by the participants, and deferred amounts are credited with earnings based on investment benchmarks chosen by the participants. The earnings credited to the participants are intended to be funded solely by the plan investments. Logitech does not make contributions to this plan. Information regarding named executive officer participation in the deferred compensation plans can be found in the Non-Qualified Deferred Compensation for Fiscal Year 2013 table and the accompanying narrative.

Because the listed officers do not receive preferential or above-market rates of return under the deferred compensation plan, earnings under the plan are not included in the Summary Compensation table, but are included in the Non-Qualified Deferred Compensation table.

Mr. Labrousse participates in the Switzerland Logitech Employee Pension Fund. This is a defined benefit pension plan available to all our employees in Switzerland.

Severance and related benefits

All named executive officers are eligible to receive benefits under certain conditions in accordance with Logitech's Change of Control Severance Agreement (Change of Control Agreement), as described in the section "Potential Payments Upon Termination or Change in Control."

The purpose of the Change of Control Agreements is to support retention in the event of a prospective change of control. Should a change of control occur, benefits will be paid after a "double trigger" event – meaning that there has been both a change of control, and the executive is terminated without cause or resigns for good reason within 12 months thereafter – as described in "Potential Payments Upon Termination or Change in Control." Logitech does not provide any payments to reimburse its executive officers for additional taxes incurred (also known as "gross-ups") in connection with a change of control.

Mr. Heid was entitled to severance payments and benefits in connection with his employment offer letter. Upon his departure, he received only the payments or benefits set forth in his agreements as described in "Potential Payments Upon Termination or Change in Control."

Under Mr. Darrell's employment agreement, if his employment is involuntarily terminated without cause or he resigns for good reason, other than after a change in control, he is entitled to his base salary and target bonus for between one and two years, depending on the timing of such termination, and, if he was terminated within his first year of employment, accelerated vesting of a portion of his new hire grants, as described in "Potential Payments Upon Termination or Change in Control." The terms in Mr. Darrell's agreement are intended to provide consideration for his service to Logitech and the potential length of time until subsequent employment is secured if he is involuntarily terminated without cause or resigns for good reason. The Compensation Committee believes that the terms of Mr. Darrell's severance are consistent with those of chief executive officers in our compensation peer group as well as the overall technology industry. Mr. Darrell's at-risk PPO grants have no accelerated vesting provisions.

The RSU, stock option and PSU award agreements for named executive officers other than Guerrino De Luca provide for the acceleration of vesting of the RSUs, options and PSUs subject to the award agreements under the same circumstances and conditions as under the Change of Control Agreements; namely, if the named executive officer is subject to an involuntary termination within 12 months after a change of control because his or her employment is terminated without cause or the executive resigns for good reason (a "double trigger"). In the event of such an involuntary termination:

- All shares subject to the RSUs and ordinary stock option grants will vest.
- 100% of the shares subject to the PSUs will vest if the change of control occurred within 1 year after the grant date of the PSUs. If the change of control occurs more than 1 year after the grant date of the PSUs, the number of shares subject to the PSU that will vest will be determined by applying the performance criteria under the PSUs as if the performance period had ended on the date of the change of control.

The PSO award agreements for named executive officers provide for the acceleration of the time-based vesting of the PSOs subject to the award agreements if the named executive officer resigns for good reason with 12 months after a change of control. In addition, the PSO award agreements for named executive officers, including Mr. De Luca, provide for the acceleration of the time-based vesting of the PSOs if the named executive officer is terminated for any reason other than cause. In any case, the PSO award agreements will not vest except to the extent that the performance-based vesting conditions have been attained.

To determine the level of benefits to be provided under each change of control agreement and other agreements, the Committee considered the circumstances of each type of severance, the impact on shareholders, and market practices.

Perquisites

Logitech's executive officer benefit programs are substantially the same as for all other eligible employees except as set out below.

In fiscal year 2013, Logitech paid a total of approximately $202,780 in costs associated with Mr. Darrell's relocation from Switzerland to the United States, which was initiated in fiscal year 2013 under the terms of the relocation policy applicable to executive international transfers. The aggregate amount of the fiscal year 2013 relocation costs for Mr. Darrell, including tax consulting services associated with his relocation, is reflected in the Summary Compensation Table below under the heading "All Other Compensation."

Upon Mr. De Luca's appointment to the Chief Executive Officer role after the resignation of Mr. Quindlen, he was provided with the occasional use of a company car and driver, including during part of fiscal year 2013. Expenses related to these services are imputed as income to Mr. De Luca and the additional tax liabilities are paid by Logitech as a gross-up payment. Mr. De Luca has received no other compensation for his assumption of the Chief Executive Officer role. The aggregate amount of Mr. De Luca's benefits is reflected in the Summary Compensation Table below under the heading "All Other Compensation."

In fiscal year 2013, Logitech paid a total of approximately $53,000 in costs associated with Mr. Labrousse's relocation, including tax consulting services associated with his relocation. Mr. Labrousse's move from the United States to Switzerland was initiated in fiscal year 2011 under the terms of the relocation policy applicable to executive international transfers. The aggregate amount of the fiscal year 2013 relocation costs for Mr. Labrousse is reflected in the Summary Compensation Table below under the heading "All Other Compensation."

Other Benefits

Logitech's executive officers are eligible to receive the same benefits as all other employees, including the following:

- Company contributions to retirement programs are based on the location of employing company, such as the Logitech Inc. 401(k) in the United States and the Logitech Employee Pension Fund in Switzerland.
- Health, welfare and life insurance benefits.
- Opportunity for participation in the Logitech Employee Share Purchase Plans.

OTHER COMPENSATION POLICIES

Derivatives

We do not permit certain persons designated by the Company as insiders, including officers and directors, to trade in puts, calls, warrants or other derivative Logitech securities traded on an exchange or in any other organized securities market.

Recovery of compensation for restatements and misconduct

In June 2010, the Compensation Committee adopted a policy regarding the recovery of compensation paid to an executive officer or the principal accounting officer of the Company (a "clawback"). Under the terms of the policy we may recover bonus amounts, equity awards or other incentive compensation awarded or paid within the prior three years to a covered officer if the Compensation Committee determines the compensation was based on any performance goals that were met or exceeded as a result, in whole or in part, of the officer's fraud or misconduct, or the officer knew at the time of the existence of fraud or misconduct that resulted in performance goals being met or exceeded, and a lower amount would otherwise have been awarded or paid to the officer. In addition, under the policy Logitech may recover gains realized on the exercise of stock options or on the sale of vested shares by an executive officer or the principal accounting officer if, within three years after the date of the gains or sales, Logitech discloses the need for a significant financial restatement, other than a financial restatement solely because of revisions to US GAAP, and the Compensation Committee determines that the officer's fraud or misconduct caused or partially caused the need for the restatement, or the covered officer knew at the time of the existence of fraud or misconduct that resulted in the need for such restatement.

In addition, our 2006 Stock Incentive Plan and our Management Performance Bonus Plan provide that awards under the plans are suspended or forfeited if the plan participant, whether or not an executive officer:

- has committed an act of embezzlement, fraud or breach of fiduciary duty;
- makes an unauthorized disclosure of any Logitech trade secret or confidential information; or
- induces any customer to breach a contract with Logitech.

Any decision to suspend or cause a forfeiture of any award held by an executive officer under the 2006 Stock Incentive Plan or the Management Performance Bonus Plan is subject to the approval of the Board of Directors. The Compensation Committee will amend the policy, as necessary, to comply with the final SEC rules regarding the recoupment policies of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional tax and accounting considerations

U.S. Tax Code Section 162(m)

We are limited by Section 162(m) of the U.S. Tax Code, or Section 162(m), to a deduction for U.S. federal income tax purposes of up to $1 million of compensation paid to our CEO and any of our three most highly compensated executive officers, other than our Chief Financial Officer, in a taxable year. Compensation above $1 million may be deducted if, by meeting certain technical requirements, it can be classified as "performance-based compensation." The Compensation Committee considers the implications of Section 162(m) in setting and determining executive officer long-term equity incentive award grants and in setting short-term cash incentive award compensation.

The Logitech International S.A. 2006 Stock Incentive Plan approved by our shareholders in 2006, and amended by our shareholders in 2012, permits certain grants of awards under that plan to qualify as "performance-based compensation." Bonuses paid to executives under the Bonus Plan may similarly qualify under Section 162(m). Although the Compensation Committee uses the requirements of Section 162(m) as a guideline, deductibility is not the sole factor it considers in assessing the appropriate levels and types of executive compensation, and it will elect to forego deductibility when the Committee believes it to be in the best interests of the Company and its shareholders.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences, including the impact of the Financial Accounting Standard Board's Accounting Standards Codification Section 718, on its decisions in determining the forms of different equity awards.

Compensation Risks Assessment

Since March 2010, the Compensation Committee has conducted an annual review, with the assistance of the Committee's independent compensation consultant, of Logitech's compensation programs to assess the risks associated with their design and associated risk controls. The Committee reviews in particular the following compensation programs and associated practices:

- Equity grants made under the 2006 Stock Incentive Plan.
- Management Performance Bonus Plan.
- Profit Sharing Plan.
- Sales commissions plans.
- Change of Control Severance Agreements in place with executive officers.

As in past years, based on the March 2013 review, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

REPORT OF THE COMPENSATION COMMITTEE

The Logitech Compensation Committee, which is composed solely of independent members of the Logitech Board of Directors, assists the Board in fulfilling its responsibilities with regard to compensation matters. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Compensation Report with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Logitech's 2013 Invitation and Proxy Statement and Annual Report.

Compensation Committee

MATTHEW BOUSQUETTE, *Chairman*
KEE-LOCK CHUA
NEIL HUNT



SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation and benefits earned during fiscal years 2013, 2012, and 2011 by our named executive officers. For more information, please refer to "Compensation Disclosure and Analysis," as well as "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)[1]	Option Awards ($)[1]	Non-equity Incentive Plan Compensation ($)[2]	Changes in Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)[3]	Total ($)
Guerrino De Luca[4]	FY13	500,000	—	—	335,400	—	—	31,314	866,714
Chairman of the Board	FY12	500,000	—	392,400	—	—	—	30,306	922,706
	FY11	550,000	—	835,500	—	578,000	—	12,168	1,975,668
Bracken P. Darrell[5]	FY13	735,577	—	803,000	4,840,000	—	—	226,164	6,604,741
President and Chief	FY12	—	—	—	—	—	—	—	—
Executive Officer	FY11	—	—	—	—	—	—	—	—
L. Joseph Sullivan.......	FY13	402,000	—	258,390	580,500	—	—	12,358	1,253,248
Senior Vice-President,	FY12	402,000	—	557,400	—	—	—	11,762	971,162
Worldwide Operations	FY11	390,000	—	1,117,350	—	308,000	—	10,501	1,825,851
Former Officers:									
Erik K. Bardman[6]	FY13	484,000	—	336,690	774,000	—	—	9,553	1,604,243
Senior Vice President,	FY12	440,000	25,000	789,000	—	—	—	9,278	1,263,278
Finance and Chief Financial Officer	FY11	420,000	—	1,489,800	—	331,000	—	7,800	2,248,600
Werner Heid[7]..........	FY13	70,153	—	—	—	—	—	758,569	828,722
Senior Vice President,	FY12	570,000	—	789,000	—	—	—	12,331	1,371,331
Sales and Marketing	FY11	570,000	—	1,489,800	—	415,000	—	9,741	2,484,541
Junien Labrousse[8]	FY13	673,044	—	—	—	—	—	170,605	843,649
Senior Vice President,	FY12	804,135	—	790,380	—	—	—	176,736	1,771,251
Products	FY11	718,588	133,547[9]	1,489,800	—	535,276	—	169,128	3,046,339

(1) These amounts do not represent the actual economic value realized by the named executive officer. Under SEC rules, the values reported in the "Stock Awards" and "Option Awards" columns reflect the aggregate grant date fair value of grants of stock options and stock awards to each of the listed officers in the fiscal years shown. The key assumptions and methodology of valuation of stock options and stock awards are presented in Note 4 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders.

For FY12: Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY12, using the market value of our shares on the grant date of the PSUs, was: (a) in the case of Mr. Guerrino De Luca, $588,600; (b) in the case of Mr. Erik Bardman, Mr. Junien Labrousse and Mr. Werner Heid, $686,700 each; and (c) in the case of Mr. Joseph Sullivan, $490,500.

For FY11: Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY11, using the market value of our shares on the grant date of the PSUs, was: (a) in the case of Mr. Guerrino De Luca, $1,218,000; (b) in the case of Mr. Erik Bardman, $1,461,600; (c) in the case of Mr. Junien Labrousse, $1,461,600; (d) in the case of Mr. Joseph Sullivan, $1,503,900; and (f) in the case of Mr. Werner Heid, $1,461,600.

(2) Reflects amounts earned under the Logitech Management Performance Bonus Plan.

(3) Details regarding the various amounts included in this column are provided in the following table entitled "All Other Compensation."

(4) Mr. De Luca ceased to be Chief Executive Officer of the Company upon Mr. Bracken Darrel's appointment to that role in January 2013. Mr. De Luca continues to serve as Chairman of the Board of the Company.

(5) Mr. Darrell joined the Company as President on April 9, 2012 and was appointed as Chief Executive Officer of the Company effective January 1, 2013.

(6) Mr. Bardman's service as Senior Vice President, Finance and Chief Financial Officer ended upon his departure from the Company on April 26, 2013.

(7) Mr. Heid's service as Senior Vice President, Sales and Marketing ended upon his departure from the Company on May 15, 2012.

(8) Mr. Labrousse was the Senior Vice President, Products and President, Logitech Europe until April 22, 2012. In connection with a restructuring, he ceased to be an executive officer as of April 22, 2012. On behalf of the Company, Mr. Labrousse moved to Switzerland as of January 1, 2011 and his base salary was set at 710,000 Swiss Francs. Mr. Labrousse's salaries for fiscal year 2012 and a portion of fiscal year 2011 reflect a conversion to U.S. Dollars using a Swiss Franc to U.S. Dollar exchange rate. Mr. Labrousse's base salary was reduced from 710,000 Swiss Francs to 625,000 Swiss Francs upon him ceasing to be an executive officer.

(9) Reflects (1) a bonus of $21,047 approved by the Compensation Committee to enable Mr. Labrousse to offset taxes incurred on a life insurance contract on his life held by the Company in connection with the Logitech Inc. deferred compensation plan, which life insurance contract the Company surrendered for cash in December, 2010, and (2) a bonus in the amount of $112,500 approved by the Compensation Committee to offset some of the costs of Mr. Labrousse's relocation to Switzerland.

All Other Compensation Table

Name	Year	Car Use or Service ($)[1]	Tax Preparation Services ($)[2]	401(k) ($)[3]	Group Term Life Insurance ($)	Relocation or Travel in lieu of Relocation ($)[4]	Premium for Deferred Compensation Insurance ($)[5]	Defined Benefit Pension Plan Employer Contrib. ($)[6]	Severance ($)[7]	Other Awards ($)[8]	Total ($)
Guerrino De Luca...	FY13	15,882	—	7,500	7,932	—	—	—	—	—	31,314
	FY12	16,679	—	7,350	6,277	—	—	—	—	—	30,306
	FY11	—	—	6,750	5,418	—	—	—	—	—	12,168
Bracken P. Darrell...	FY13	—	—	5,063	3,321	202,780	—	—	—	15,000	226,164
	FY12	—	—	—	—	—	—	—	—	—	—
	FY11	—	—	—	—	—	—	—	—	—	—
L. Joseph Sullivan...	FY13	—	—	7,500	4,858	—	—	—	—	—	12,358
	FY12	—	—	7,350	4,412	—	—	—	—	—	11,762
	FY11	—	—	6,750	3,751	—	—	—	—	—	10,501
Former Officers:											
Erik K. Bardman....	FY13	—	—	7,500	2,053	—	—	—	—	—	9,553
	FY12	—	—	7,350	1,928	—	—	—	—	—	9,278
	FY11	—	—	6,750	1,050	—	—	—	—	—	7,800
Werner Heid	FY13	—	—	2,236	452	—	—	—	748,125	7,756	758,569
	FY12	—	—	7,350	3,510	—	—	—	—	1,471	12,331
	FY11	—	—	6,750	2,991	—	—	—	—	—	9,741
Junien Labrousse ...	FY13	—	25,058	—	16,781	27,687	—	101,079	—	—	170,605
	FY12	—	21,784	—	—	50,965	—	103,987	—	—	176,736
	FY11	—	21,290	5,063	2,921	115,109	1,889	22,856	—	—	169,128

(1) Represents the cost to Logitech of $15,882 and $16,679 in fiscal years 2013 and 2012, respectively, related to Mr. Guerrino De Luca's occasional use of a company car and driver to and from work.

(2) Represents the cost to Logitech of $25,058, $21,784 and $21,290 in fiscal years 2013, 2012 and 2011, respectively, for tax preparation services for Mr. Junien Labrousse related to his transfer from the U.S. to Switzerland.

(3) Represents 401(k) savings plan matching contributions, which are available to all of our regular employees who are on our U.S. payroll.

(4) Represents the costs associated with Mr. Junien Labrousse's relocation to Switzerland, including household goods shipping, temporary accommodations, flights, rental car and other costs. In the case of Mr. Darrell, represents costs associated with relocation from Switzerland to the United States, including airfare, home purchase and sales assistance, tax advice assistance, moving costs, temporary living benefits and other costs.

(5) Represents imputed income to Mr. Junien Labrousse from an insurance policy held to fund, in part, the Logitech Inc. Deferred Compensation Plan.

(6) Represents the matching contributions to the Logitech Employee Pension Fund in Switzerland for Mr. Junien Labrousse, which are available to all of the Company's regular employees who are on its Swiss payroll.

(7) Represents the severance compensation paid to Mr. Heid pursuant to his Offer Letter.

(8) In the case of Mr. Darrell, received a lump sum payment of $15,000, net of taxes, to be applied towards attorney's fees associated with review of his offer of employment. In the case of Mr. Heid, the $7,756 represents accrued vacation paid upon his departure from the Company on May 15, 2012.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2013

The following table sets forth certain information regarding grants of plan-based awards to each of our named executive officers during fiscal year 2013. For more information, please refer to "Compensation Disclosure and Analysis."

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]				Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value
Name	Type	Grant Date (MM/DD/YY)	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Actual ($)[2]	Threshold (#)	Target (#)	Maximum (#)	(#)[4]	($)[5]
Guerrino De Luca	PSOs	01/04/13	01/04/13					32,500	—	130,000	—	335,400
	FY13 Bonus	N/A	N/A	250,000	500,000	750,000	—					
Bracken P. Darrell	Options	04/16/12	04/16/12					—	—	—	—	1,820,000
	PPOs	04/16/12	04/16/12					400,000	—	1,200,000	—	3,020,000
	RSU	04/16/12	04/16/12					—	—	—	100,000	803,000
	FY13 Bonus	N/A	N/A	375,000	750,000	1,500,000	—					
L. Joseph Sullivan	PSOs	01/04/13	01/04/13					56,250		225,000	—	580,500
	RSU	01/04/13	01/04/13					—	—	—	33,000	258,390
	FY13 Bonus	N/A	N/A	150,750	301,500	603,000	—					
Former Officers:												
Erik K. Bardman	PSOs	01/04/13	01/04/13					75,000	—	300,000	—	774,000
	RSU	01/04/13	01/04/13					—	—	—	43,000	336,690
	FY13 Bonus	N/A	N/A	181,500	363,000	726,000	—					
Werner Heid	FY13 Bonus	N/A	N/A	213,750	427,500	855,000	—					
Junien Labrousse	FY13 Bonus	N/A	N/A	233,581	467,162	934,324	—					

(1) The amounts in these columns reflect possible payouts with respect to each applicable performance period for the fiscal year 2013 bonus programs under the Bonus Plan.

(2) The amounts in this column reflect actual payouts with respect to each applicable performance period for the fiscal year 2013 bonus programs under the Bonus Plan. The actual payout amounts are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for fiscal year 2013.

(3) Represents PPOs ("Premium Priced Options") and PSOs ("Performance Stock Options"). All shares subject to the PPOs and PSOs are unvested. The actual amount, if any, of shares that will vest under the PSO grants will not be known until the earlier of all performance criteria being met or the end of the performance period on January 4, 2017. The actual amount, if any, of shares that will vest under the PPO grants will not be known until the earlier of all performance criteria being met or the end of the performance period on April 16, 2022.

(4) Represents RSUs that vest at a rate of one-third per year over three years, on each yearly anniversary of the grant date.

(5) These amounts do not represent the actual economic value realized by the named executive officer. Amounts in this column represent the grant date fair value of Options, PPOs, PSOs and RSUs calculated in accordance with Accounting Standards Codification (ASC) 718 but does not include a reduction for forfeitures. For Options, that number is equal to the fair value of the options on the grant date using the Black-Scholes-Merton option-pricing model. For PPOs and PSOs that number is calculated by multiplying the value determined using the Monte Carlo method by the target number of units awarded. For RSUs, that number is equal to the closing price of Logitech shares on the grant date. The key assumptions for the valuations are presented in Note 4 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders and Annual Report on Form 10-K for fiscal year 2013 filed with the SEC on May 30, 2013.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Employment Agreements and Offer Letters

We have entered into employment agreements or offer letters with each of our named executive officers. The employment agreements and offer letters generally provide that the compensation of the named executive officer is subject to the sole discretion of the Compensation Committee or the Board of Directors. Other than Mr. Werner Heid's compensation in connection with his resignation and Mr. Darrell's compensation as a new hire, the compensation earned by the named executive officers in fiscal year 2013 was not the result of any terms of their employment agreements or offer letters.

Performance-Based Vesting Conditions

Please refer to "Compensation Disclosure and Analysis—Elements of Compensation—Performance-based cash incentive awards" for a discussion of the performance measures applicable to the Bonus Plan during fiscal year 2013. In addition, please refer to "Compensation Disclosure and Analysis—Elements of Compensation—Long-term equity incentive awards" for a discussion of performance measures under the PPOs and PSOs granted to named executive officers during fiscal year 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information regarding outstanding equity awards for each of our named executive officers as of March 31, 2013. This table includes unexercised and unvested stock options, unexercised and unvested performance stock options, unvested PSUs, and unvested RSUs.

Unless otherwise specified, options and RSUs vest at a rate of 25% per year on each of the first four anniversaries of the grant date. Market value for stock options, including PPOs and PSOs, is calculated by taking the difference between the closing price of Logitech shares on NASDAQ on the last trading day of the fiscal year ($6.97 on March 31, 2013) and the option exercise price, and multiplying it by the number of outstanding options. Market value for stock awards (RSUs and PSUs) is determined by multiplying the number of shares by the closing price of Logitech shares on NASDAQ on the last trading day of the fiscal year.

Certain of the options as granted to Mr. De Luca have exercise prices denominated in Swiss Francs. The U.S. Dollar exercise prices shown in the table below for such options are presented in the table based on a Swiss Franc to U.S. Dollar exchange rate on March 31, 2013 of 1 to 1.05.

Name	Grant Date (MM/DD/YY)	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards: Option Exercise Price ($) / Share	Option Awards: Option Expiration Date (MM/DD/YY)	Option Awards: Market Value of Unexercised Options ($)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Guerrino De Luca. . . .	10/16/02	370,538	—	10.76[2]	04/16/13	—	—	—	—	—
	04/08/04	200,000	—	15.97[3]	04/08/14	—	—	—	—	—
	04/01/05	200,000	—	19.48[4]	04/01/15	—	—	—	—	—
	04/01/06	100,000	—	20.05	04/01/16	—	—	—	—	—
	04/02/07	50,000	—	27.95	04/02/17	—	—	—	—	—
	04/01/08	15,000	—	26.67	04/01/18	—	—	—	—	—
	04/01/09	11,250	3,750	10.64	04/01/19	—	—	—	—	—
	01/04/13	—	130,000	7.83	01/04/23	—	—	—	—	—
	11/15/10	—	—	—	—	—	—	—	30,000	209,100
	04/11/11	—	—	—	—	—	—	—	30,000	209,100
	Total	**946,788**	**133,750**				—	—	**60,000**	**418,200**
Bracken P. Darrell . . .	04/16/12	—	500,000	8.03	04/16/22	—	—	—	—	—
	04/16/12	—	400,000	14.05	04/16/22	—	—	—	—	—
	04/16/12	—	400,000	16.06	04/16/22	—	—	—	—	—
	04/16/12	—	400,000	20.08	04/16/22	—	—	—	—	—
	04/16/12	—	—	—	—	—	100,000	697,000	—	—
	Total	—	**1,700,000**				**100,000**	**697,000**	—	—
L. Joseph Sullivan . . .	11/02/05	25,000	—	20.25	10/24/15	—	—	—	—	—
	03/23/06	25,000	—	19.96	03/23/16	—	—	—	—	—
	10/02/06	22,500	—	21.61	10/02/16	—	—	—	—	—
	10/02/07	50,000	—	30.09	10/02/17	—	—	—	—	—
	10/01/08	50,000	—	22.59	10/01/18	—	—	—	—	—
	12/12/08	25,000	—	13.48	12/12/18	—	—	—	—	—
	06/29/09	32,500	16,250	14.02	06/29/19	—	—	—	—	—
	01/04/13	—	225,000	7.83	01/04/23	—	—	—	—	—
	06/29/09	—	—	—	—	—	2,250	15,683	—	—
	11/15/10	—	—	—	—	—	9,000	62,730	—	—
	11/15/10	—	—	—	—	—	—	—	27,000	188,190
	04/11/11	—	—	—	—	—	12,000	83,640	—	—
	04/11/11	—	—	—	—	—	—	—	25,000	174,250
	01/04/13	—	—	—	—	—	33,000	230,010	—	—
	Total	**230,000**	**241,250**				**56,250**	**392,063**	**52,000**	**362,440**

		Option Awards					Stock Awards			
Name	Grant Date (MM/DD/YY)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($) / Share	Option Expiration Date (MM/DD/YY)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Former Officers:										
Erik K. Bardman	10/23/09	75,000	25,000	18.76	10/23/19	—	—	—	—	—
	11/15/10	—	—	—	—	—	12,000	83,640	—	—
	11/15/10	—	—	—	—	—	—	—	36,000	250,920
	04/11/11	—	—	—	—	—	17,250	120,233	—	—
	04/11/11	—	—	—	—	—	—	—	35,000	243,950
	01/04/13	—	—	—	—	—	43,000	299,710	—	—
	01/04/13	—	300,000	7.83	01/04/23	—	—	—	—	—
	Total	**75,000**	**325,000**				**72,250**	**503,583**	**71,000**	**494,870**
Werner Heid	**Total**	—	—	—	—	—	—	—	—	—
Junien Labrousse	09/26/05	100,000	—	20.25	09/26/15	—	—	—	—	—
	10/02/06	50,000	—	21.61	10/02/16	—	—	—	—	—
	04/02/07	140,000	—	27.95	04/02/17	—	—	—	—	—
	10/02/07	50,000	—	30.09	10/02/17	—	—	—	—	—
	10/01/08	75,000	—	22.59	10/01/18	—	—	—	—	—
	12/12/08	45,000	—	13.48	12/12/18	—	—	—	—	—
	06/29/09	45,000	22,500	14.02	06/29/19	—	—	—	—	—
	06/29/09	—	—	—	—	—	3,250	22,653	—	—
	11/15/10	—	—	—	—	—	12,000	83,640	—	—
	04/11/11	—	—	—	—	—	17,250	120,233	—	—
	11/15/10	—	—	—	—	—	—	—	36,000	250,920
	04/11/11	—	—	—	—	—	—	—	35,000	243,950
	Total	**505,000**	**22,500**				**32,500**	**226,525**	**71,000**	**494,870**

(1) PSUs are shown at their target amount. The minimum performance condition of the PSUs granted on June 29, 2009, in fiscal year 2010, was not met and therefore no shares vested at the conclusion of the 2-year performance period on June 29, 2011. The actual conversion, if any, of the PSUs granted in fiscal year 2011 into Logitech shares following the conclusion of the 3-year performance period will range between 50% and 200% of that target amount, depending upon Logitech's TSR performance versus the TSR benchmark over the performance period. The actual conversion, if any, of the PSUs granted in fiscal year 2012 into Logitech shares following the conclusion of the 3-year performance period will range between 50% and 150% of that target amount, depending upon Logitech's TSR performance versus the TSR benchmark over the performance period.

(2) The exercise price of the option as granted (as split-adjusted) is 10.25 Swiss Francs per share.

(3) The exercise price of the option as granted (as split-adjusted) is 15.21 Swiss Francs per share.

(4) The exercise price of the option as granted (as split-adjusted) is 18.55 Swiss Francs per share.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2013

The following table provides the number of shares acquired and the value realized upon exercise of stock options and the vesting of RSUs during fiscal year 2013 by each of our named executive officers. No shares resulted from PSUs whose performance period ended during fiscal year 2013 because the minimum performance condition was not met.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[(1)]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[(2)]**
Guerrino De Luca	—	—	—	—
Bracken P. Darrell	—	—	—	—
L. Joseph Sullivan	—	—	10,750	88,078
Former Officers:				
Erik K. Bardman	—	—	11,750	88,405
Werner Heid	112,500	56,244	5,750	47,725
Junien Labrousse	—	—	15,000	123,603

(1) The value realized equals the difference between the option exercise price and the fair market value of Logitech shares on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2) Based on the closing trading price of Logitech shares on the NASDAQ Global Select Market.

PENSION BENEFITS FOR FISCAL YEAR 2013

Junien Labrousse, Senior Vice President, Consumer Computing Platforms Group, is a participant in Logitech's Swiss Pension plan, which is a benefit offered to all eligible Swiss employees.

No other executive officers are beneficiaries under any pension plan benefits maintained by Logitech. For additional information regarding other benefits provided upon retirement of Logitech executive officers, please refer to "Potential Payments Upon Termination or Change in Control."

Name	**Plan Name**	**Number of Years of Credited Service (#)**	**Present Value of Accumulated Benefit ($)**
Guerrino De Luca	—	n/a	—
Bracken P. Darrell	—	n/a	—
L. Joseph Sullivan	—	n/a	—
Former Officers:			
Erik K. Bardman	—	n/a	—
Werner Heid	—	n/a	—
Junien Labrousse	Logitech Employee Pension Fund	2.25	397,975

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2013

The following table sets forth information regarding the participation by our named executive officers in the Logitech Inc. U.S. Deferred Compensation Plan during fiscal year 2013 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Logitech Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Guerrino De Luca	—	—	—	—	—
Bracken P. Darrell	—	—	—	—	—
L. Joseph Sullivan	—	—	49,268	—	415,283
Former Officers:					
Erik K. Bardman	—	—	—	—	—
Werner Heid	—	—	19,154	—	234,726
Junien Labrousse	—	—	278,273	—	2,958,953[3]

(1) Amounts are included in the Summary Compensation table in the "Salary" column for fiscal year 2013. All contributions were made under the Logitech Inc. Deferred Compensation Plan.

(2) These amounts are not included in the Summary Compensation table because plan earnings were not preferential or above market.

(3) Mr. Labrousse's aggregate contributions of $1,392,280 for fiscal year 2008 through fiscal year 2011 were reported as compensation to Mr. Junien Labrousse in the Summary Compensation table.

NARRATIVE DISCLOSURE TO NON-QUALIFIED DEFERRED COMPENSATION TABLE

The Logitech Inc. U.S. Deferred Compensation Plan effective January 1, 2009 allows the participating executive officers and other eligible employees to defer up to 80% of their annual base salary and up to 90% of annual cash bonuses or commissions.

Upon enrollment, participants select from a number of mutual funds selected by Logitech Inc.'s Deferred Compensation Committee for this purpose, and the participants' contributions are invested according to the participants' elections. Investment elections may be changed by participants at any time.

Participants can elect upon enrollment to receive one lump-sum distribution per year beginning in the third year of plan participation. Although pre-retirement distributions can subsequently be postponed (subject to conditions) or canceled, participants cannot elect any additional pre-retirement distributions after initial enrollment, except in limited circumstances.

Distributions are generally payable to participants upon termination of employment in a lump sum or, in the case of retirement, disability or death, in a series of annual payments of up to 10 years, as elected by the participants, subject to any requirements of Section 409A of the U.S. Tax Code.

The Deferred Compensation Plan is the successor to an earlier plan that provided substantially similar benefits.

PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We have entered into agreements that provide for payments under certain circumstances in the event of termination of employment of our executive officers. These agreements include:

- Change of control severance agreements, under which the executive officers may receive certain benefits if they are subject to an involuntary termination within 12 months after a "change of control" because his or her employment is terminated without cause or because the executive resigns for good reason.
- PSU, RSU and PSO award agreements that provide for the accelerated vesting of the shares subject to the award agreements under certain circumstances, including the same circumstances as under the change of control agreements.

- An offer letter with Bracken Darrell, under which he is entitled to severance benefits if we terminate his employment without cause or if he resigns for good reason.
- An offer letter with Werner Heid, under which he was entitled to severance benefits if we terminate his employment without cause.
- An employment agreement with Junien Labrousse, under which he is entitled to receive a three-month notice period if we terminate his employment or if he resigns.

These agreements are described in more detail in the subsections below.

Other than the agreements above, there are no agreements or arrangements for the payment of severance to a named executive officer in the event of his involuntary termination with or without cause.

There are no agreements providing for payment of any consideration to any non-executive member of the Board of Directors upon termination of his or her services with the Company.

Change of Control Severance Agreements

Each of our named executive officers has executed a change of control severance agreement with Logitech. The change of control agreement with Mr. De Luca is slightly different than those of the other executive officers. The purpose of the change of control agreements is to support retention in the event of a prospective change of control.

Under the change of control agreement, each executive officer is eligible to receive the following benefits, should the executive officer be subject to an involuntary termination within 12 months after a "change of control" because his or her employment is terminated without cause or the executive resigns for good reason:

- The continuation of the executive's "current compensation" for 12 months;
- Continuation of health insurance benefits for up to 12 months;
- Acceleration of vesting for all stock options held by the executive;
- Acceleration of other employee equity incentives held by the executive if provided for under the terms of the grant agreement for the equity incentive; and
- Executive – level outplacement services of a value of up to $5,000.

The term "current compensation" includes:

- The greater of (i) the executive's annual base salary in effect immediately prior to the executive's termination and (ii) the executive's annual base salary in effect on the date of the Change of Control Agreement; plus
- The amount of the executive's annual and quarterly bonuses for the fiscal year preceding the fiscal year in which severance benefits become payable to the executive.

The change of control agreement defines the term "change of control" to mean:

- A merger or consolidation of Logitech with another corporation resulting in a greater than 50% change in the total voting power of Logitech or the surviving company immediately following the transaction;
- The complete liquidation of Logitech;
- The sale or other disposition of all or substantially all of Logitech's assets; or
- The acquisition by any person of securities of Logitech representing 50% or more of the total voting power of Logitech's outstanding shares.

The change of control agreement with Mr. De Luca is the same as for the other executive officers, except that only those stock options granted by the Company to him before January 28, 2008, while he was serving as Chief Executive Officer, are subject to acceleration under the agreement. Options granted to him after January 28, 2008 are not subject to acceleration.

PSO Award Agreements

The PSO award agreements from named executive officers provide for the acceleration of the time-based vesting of the PSOs subject to the award agreements if the named executive officer resigns for good reason with 12 months after a change of control. In addition, the PSO award agreements for named executive officers, including Mr. De Luca, provide for the acceleration of the time-based vesting of the PSOs if the named executive officer is terminated for any reason other than cause. In any case, the PSO award agreements will not vest except to the extent that the performance-based vesting conditions have been attained.

PSU and RSU Award Agreements

The PSU and RSU award agreements for named executive officers other than Guerrino De Luca provide for the acceleration of vesting of the RSUs and PSUs subject to the award agreements under the same circumstances and conditions as under the change of control agreements; namely, if the named executive officer is subject to an involuntary termination within 12 months after a change of control because his or her employment is terminated without cause or the executive resigns for good reason. In the event of such an involuntary termination:

- All shares subject to the RSUs will vest.
- 100% of the shares subject to the PSUs will vest if the change of control occurred within one year after the grant date of the PSUs. If the change of control occurred more than one year after the grant date of the PSUs, the number of shares subject to the PSU that will vest will be determined by applying the performance criteria under the PSUs as if the performance period had ended on the date of the change of control.

Bracken Darrell Offer Letter

We entered into an offer letter with Bracken Darrell dated March 13, 2012. Under his offer letter, in the event he is terminated without "cause" or resigns (within 30 days after Logitech fails to remedy the condition reported to be good reason during a 30-day cure period) for good reason, other than after a change of control, he is entitled to receive severance benefits as follows:

- If the termination had occurred within one year after his employment start date (note that, as of April 9, 2013, the one-year anniversary of his employment start date, Mr. Darrell is no longer entitled to these benefits), he would have been entitled to:
  - an amount equal to 200% of his then-current annual base salary, less applicable withholdings; plus
  - an amount equal to 200% of his then-current annual targeted bonus amount, less applicable withholdings; plus
  - 25% of his initial stock option grant for 500,000 Logitech shares and 25% of his initial restricted stock unit grant for 100,000 shares will accelerate and vest.
- If the termination occurs more than one year but within two years after his employment start date, he is entitled to:
  - an amount equal to 150% of his then-current annual base salary, less applicable withholdings; plus
  - an amount equal to 150% of his then-current annual targeted bonus amount, less applicable withholdings.
- If the termination occurs more than two years after his employment start date, he is entitled to:
  - an amount equal to 100% of his then-current annual base salary, less applicable withholdings; plus
  - an amount equal to 100% of his then-current annual targeted bonus amount, less applicable withholdings.

In each case, Mr. Darrell would also be entitled to have Logitech pay the premiums to continue his group health insurance coverage under COBRA during the applicable severance period, subject to any maximum length of coverage limits under applicable law and until he becomes eligible for benefits from a subsequent employer.

"Cause" in Mr. Darrell's offer letter is defined as: (i) theft, dishonesty, misconduct or falsification of any employment or Logitech records; (ii) improper disclosure of Logitech's confidential or proprietary information; (iii) failure or inability to perform any assigned duties after written notice from Logitech of, and a reasonable opportunity to cure, such failure or inability; (iv) conviction (including any plea of guilty or no contest) of a felony, or of any other criminal act if that act impairs his ability to perform his duties; or (v) failure to cooperate in good faith with a governmental or internal investigation of Logitech or its directors, officers or employees, if Logitech has requested his cooperation. "Good reason" in Mr. Darrell's offer letter is defined as: (i) a material reduction of his authority, duties or responsibilities, or (ii) if, by January 31, 2013, he is not reporting directly to the Logitech International Board of Directors as Chief Executive Officer. Mr. Darrell became Chief Executive Officer, reporting directly to the Board, on January 1, 2013.

If any amounts become payable to Mr. Darrell under his change of control agreement, or any successor agreement, the aggregate amount of any amounts payable to Mr. Darrell under his offer letter will be reduced to the extent necessary so as to prevent the duplication of severance payments to him.

If amounts payable to Mr. Darrell under any arrangement or agreement with Logitech are payable as a result of a change of ownership or control of Logitech and exceed the amount allowed under section 280G of the Code, and would be subject to the excise tax imposed by section 4999 of the Code, then, prior to the making of any Payments to Mr. Darrell, a "best-of" calculation will be made comparing (1) the total benefit to Mr. Darrell from the Payments after payment of the excise tax, to (2) the total benefit to Mr. Darrell if the Payments are reduced to the extent necessary to avoid being subject to the excise tax, and Mr. Darrell will be entitled to the Payments under the more favorable outcome.

Agreements with Former Executive Officers

Werner Heid Offer Letter

We entered into an offer letter with Werner Heid dated December 24, 2008. Under his offer letter, in the event he was terminated without "cause" other than after a change of control, he was entitled to:

- an amount equal to 75% of his current annual base salary; plus
- an amount equal to 75% of his current annual targeted bonus amount.

"Cause" in Mr. Heid's employment agreement was defined as (i) theft, dishonesty, misconduct or falsification of any employment or Company records; (ii) improper disclosure of the Company's confidential or proprietary information; (iii) any action which has a material detrimental effect on the Company's reputation or business; (iv) failure or inability to perform any assigned duties after written notice from the Company, and a reasonable opportunity to cure such failure or inability; (v) the conviction (including any plea of guilty or no contest) of a felony, or of any other criminal act if that act impairs the ability to perform duties or (vi) the failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested cooperation.

Mr. Heid resigned from Logitech, effective as of May 2012, and received a severance package of $748,125 plus COBRA health insurance for up to nine months as prescribed under his Offer Letter.

Junien Labrousse Swiss Employment Agreement

We entered into an employment agreement with Mr. Labrousse upon his transfer to Switzerland in January 2011. His employment agreement entitles him to a three-month notice period for resignation or termination, the standard notice period provided to our Swiss employees with Mr. Labrousse's years of service with the Company.

Tables of Potential Payments Upon Termination or Change in Control

The table below estimates the amount of compensation that would be paid in the event of an involuntary termination of a listed named executive officer without cause after a change in control, assuming that each of the terminations was effective as of March 31, 2013, subject to the terms of the change of control agreement and the terms of the PSO, PSU and RSU award agreements with each of the listed named executive officers.

For Mr. Darrell, the additional table below estimates the amount of compensation that would have been paid in the event of an involuntary termination without cause, assuming that the termination was effective as of March 31, 2013, subject to the terms of the agreement with him. As of March 31, 2013, no compensation amounts were payable to any named executive officer in the event of a mutual agreement to terminate employment, whether upon retirement or otherwise.

The price used for determining the value of accelerated equity in the tables below was the closing price of Logitech's shares on NASDAQ on March 31, 2013, the last business day of the fiscal year, of $6.97. For those unvested options held by Mr. De Luca that have exercise prices denominated in Swiss Francs, the U.S. Dollar equivalent of such exercise prices as of March 31, 2013 were calculated based on a Swiss Franc to U.S. Dollar exchange rate on March 31, 2013 of 1 to 1.05.

Potential Payments Upon Involuntary Termination After Change in Control

Name	Base Salary[1]	Bonus[2]	Other Benefits[3]	Value of Accelerated Equity Awards[4]	280G cut-back[5]	Total
Guerrino De Luca	500,000	—	12,870	—	—	**512,870**
Bracken P. Darrell	750,000	—	28,580	697,000	—	**1,475,580**
L. Joseph Sullivan	402,000	—	21,434	392,063	—	**815,497**
Former Officers:						
Erik K. Bardman	484,000	—	30,088	503,583	—	**1,017,671**
Junien Labrousse	656,250	—	5,000	226,525	—	**887,775**

(1) Represents fiscal year 2013 annual base salary in effect on March 31, 2013.

Mr. Labrousse's salary amount was converted using the exchange rate of 1 CHF to 1.05 USD as of March 31, 2013.

(2) No bonuses were earned or paid for fiscal year 2013.

(3) Represents the estimated cost of medical and other health insurance premiums (COBRA) for one year after termination and $5,000 in outplacement services.

(4) Represents, as of March 31, 2013, the aggregate intrinsic value (market value less exercise price) of unvested options, the aggregate market value of shares underlying all unvested RSUs, and 100% of the shares subject to PSUs granted April 11, 2011, in each case held by the named executive officer as of March 31, 2013. The minimum performance condition under the terms of the PSUs granted November 15, 2010 and PSOs granted January 4, 2013 were not met as of March 31, 2013, and therefore, no value were attributed to the shares subject to such PSUs and PSOs. Per the terms of his agreements, Mr. De Luca does not receive any acceleration of RSU or PSU vesting.

(5) Under the Change of Control agreements for the executive officers listed above, there is a "280G cut-back" so that, in effect, the maximum value of the cash payments plus accelerated equity awards to which an executive is entitled under the agreement is just under 3 times the average annual taxable compensation paid by Logitech to the executive in the prior five taxable years, calculated in accordance with the U.S. Tax Code. The 280G cut-back in the Change of Control agreements was not applicable to any of these named executive officers for a March 31, 2013 termination date.

Potential Payments Upon Involuntary Termination

Name	Base Salary	Bonus	Equity	Total
Bracken Darrell *(if terminating between April 2012 - April 2013)*	$1,500,000[1]	$1,500,000[2]	$174,250[7]	**$3,174,250**
Bracken Darrell *(if terminating between April 2013 - April 2014)*	$1,125,000[3]	$1,125,000[4]	n/a	**$2,250,000**
Bracken Darrell *(if terminating between April 2014 - April 2015).*	$ 750,000[5]	$ 750,000[6]	n/a	**$1,500,000**

(1) Represents 200% of Mr. Darrell's fiscal year 2013 annual base salary in effect on March 31, 2013.

(2) Represents 200% of Mr. Darrell's fiscal year 2013 target bonus in effect on March 31, 2013.

(3) Represents 150% of Mr. Darrell's fiscal year 2013 annual base salary in effect on March 31, 2013.

(4) Represents 150% of Mr. Darrell's fiscal year 2013 target bonus in effect on March 31, 2013.

(5) Represents 100% of Mr. Darrell's fiscal year 2013 annual base salary in effect on March 31, 2013.

(6) Represents 100% of Mr. Darrell's fiscal year 2013 target bonus in effect on March 31, 2013.

(7) Represents value of 25% vesting of Mr. Darrell's 100,000 RSU new hire grant and 25% vesting of his 500,000 new hires stock option grant of fiscal year 2013 target bonus using Logitech's stock price in effect on March 28, 2013.

Note: Mr. Heid terminated his employment with the Company on May 15, 2012 and received an amount equal to 75% of his then-current annual base salary plus 75% of his then-current annual targeted bonus amount, which together totaled $748,125, and was entitled to receive health insurance benefits for up to nine months.

COMPENSATION OF DIRECTORS

The compensation of the members of the Board of Directors that are not Logitech employees is established by the Committee for Board Compensation, which consisted of Guerrino De Luca, our Chairman. The general policy is that compensation for non-employee directors should be a mix of cash and equity-based compensation. To assist the committee in its annual review of director compensation, Logitech's compensation department provides director pay practices and compensation data compiled from the annual reports and proxy statements of companies within the NASDAQ 100 and technology companies generally considered comparable to Logitech.

Cash compensation of non-employee directors consists solely of annual retainers based on Board and committee service. Non-employee directors also receive an annual RSU grant based on a fixed market value. These grants vest on the one-year anniversary of Board service.

Directors who are Logitech employees do not receive any compensation for their service on the Board of Directors. Non-employee director compensation currently consists of the following elements:

	Total (CHF)	Total ($)[1]
Annual cash retainer	60,000	63,000
An additional annual cash retainer for the lead independent director	20,000	21,000
Annual retainer for the Audit Committee chair	40,000	42,000
Annual retainer for the Compensation Committee chair	30,000	31,500
Annual retainer for non-chair Audit Committee members.	15,000	15,750
Annual retainer for non-chair Compensation Committee members	10,000	10,500
Annual retainer for Nominating Committee members	3,000	3,150
Annual RSU grant	120,000	126,000
Compensation for the number of travel days spent traveling to attend Board and committee meetings, per day rate	2,500	2,625
Reimbursement of reasonable expenses for non-local travel (business class)		

(1) CHF amount was converted using the exchange rate of 1 Swiss Franc to 1.05 U.S. Dollar as of March 31, 2013.

Non-employee Board members may elect to receive their Board fees in shares, net of withholdings. Any such shares are to be issued under the 2006 Stock Incentive Plan.

Annual service is measured between the dates of the Company's Annual General Meetings, held in September each year.

The following table summarizes the total compensation earned or paid by Logitech during fiscal year 2013 to continuing members of the Board of Directors who were not executive officers as of March 31, 2013. Because the table is based on Logitech's fiscal year, and annual service for purposes of Board compensation is measured between the dates of Logitech's Annual General Meeting, held in September each year, the amounts in the table do not necessarily align with the description of Board compensation above. The compensation paid to Guerrino De Luca, the member of the Board of Directors that is a Logitech executive officer as of fiscal year-end 2013, is presented in the Summary Compensation Table.

Non-Employee Director Summary Compensation for Fiscal Year 2013

Name	Fees Earned In Cash ($)	Stock Awards ($)	Total ($)
Daniel Borel	85,184	127,568	212,752
Matthew Bousquette	149,072	128,112	277,184
Erh-Hsun Chang	98,494	128,112	226,606
Kee-Lock Chua	128,308	128,112	256,420
Sally Davis	109,674	127,568	237,242
Didier Hirsch[(1)]	51,882	256,224	308,106
Neil Hunt	95,832	128,112	223,944
Richard Laube[(2)]	31,082	—	31,082
Monika Ribar	117,128	127,568	244,696

(1) Mr. Hirsch was first elected as a director at the Annual General Meeting in September 2012.

(2) Mr. Laube resigned as a director as of the Annual General Meeting in September 2012.

The following table presents additional information with respect to the equity awards held as of March 31, 2013 by members of the Board of Directors who were not executive officers as of fiscal year-end.

In 2010, Logitech began granting RSUs instead of stock options to continuing non-employee directors. The RSUs granted since fiscal years 2010 fully vest on approximately the one-year anniversary date of the grant.

Market value for stock options is calculated by taking the difference between the closing price of Logitech shares on NASDAQ on the last trading day of the fiscal year ($6.97 on March 31, 2013) and the option exercise price, and multiplying it by the number of outstanding options. Market value for RSUs is determined by multiplying the number of shares by the closing price of Logitech shares on NASDAQ on the last trading day of the fiscal year.

Information regarding the option and stock awards held as of March 31, 2013 by Guerrino De Luca, the only member of the Board of Directors that is an executive officer of Logitech as of such date, is presented in the Outstanding Equity Awards at Fiscal Year-End table.

Certain of the options as granted have exercise prices denominated in Swiss Francs. The U.S. Dollar exercise price in the table below for such options is based on a Swiss Franc to U.S. Dollar exchange rate on March 31, 2013 of 1 to 1.05.

Outstanding Equity Awards for Non-Employee Directors at Fiscal 2013 Year-End

		Option Awards				Stock Awards	
Name	Grant Date (MM/DD/YY)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price / Share ($)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Daniel Borel	09/06/12	—	—	—	—	13,600	94,792
	Total	**—**	**—**			**13,600**	**94,792**
Matthew Bousquette	06/16/05	60,000	—	15.41	—	—	—
	09/10/08	15,000	—	23.29	—	—	—
	09/06/12	—	—	—	—	13,600	94,792
	Total	**75,000**	**—**			**13,600**	**94,792**
Erh-Hsun Chang[3]	09/12/03	109,000	—	7.76	—	—	—
	07/12/04	120,000	—	11.44	—	—	—
	09/26/05	60,000	—	20.25	—	—	—
	01/01/06	30,000	—	19.43	—	—	—
	09/06/12	—	—	—	—	13,600	94,792
	Total	**319,000**	**—**			**13,600**	**94,792**
Kee-Lock Chua	06/26/03	40,000	—	13.65[4]	—	—	—
	06/16/06	15,000	—	19.43	—	—	—
	09/06/12	—	—	—	—	13,600	94,792
	Total	**55,000**	**—**			**13,600**	**94,792**
Sally Davis	06/20/07	30,000	—	36.17[5]	—	—	—
	09/06/12	—	—	—	—	13,600	94,792
	Total	**30,000**	**—**			**13,600**	**94,792**
Didier Hirsch[6]	09/06/12	—	—	—	—	27,200	189,584
	Total	**—**	**—**			**27,200**	**189,584**
Neil Hunt	09/09/10	—	—	—	—	5,066[7]	35,310
	09/06/12	—	—	—	—	13,600	94,792
	Total	**—**	**—**			**18,666**	**130,102**
Monika Ribar	06/24/04	80,000	—	15.41[8]	—	—	—
	06/20/07	15,000	—	36.17[9]	—	—	—
	09/06/12	—	—	—	—	13,600	94,792
	Total	**95,000**	**—**			**13,600**	**94,792**

(1) Unless otherwise indicated, the shares subject to these options vest and become exercisable at a rate of 33% per year over three years from the grant date, on each yearly anniversary of the grant date.

(2) Unless otherwise indicated, the shares subject to these stock awards vest in full on August 31 (approximately one year) following the grant date.

(3) Options granted to Mr. Chang before 2006 were in respect of his role as a Logitech executive officer at such time. Mr. Chang served as a Logitech executive officer until April 2006.

(4) The exercise price of the option as granted (as split-adjusted) is 13.00 Swiss Francs per share.

(5) The exercise price of the option as granted is 34.45 Swiss Francs per share.

(6) Mr. Hirsch was first elected as a director at the Annual General Meeting in September 2012.

(7) Represents a stock award of 14,900 shares which vests at a rate of 33% per year over 3 years from the grant date, on each yearly anniversary of the grant date.

(8) The exercise price of the option as granted (as split-adjusted) is 14.68 Swiss Francs per share.

(9) The exercise price of the option as granted is 34.45 Swiss Francs per share.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the shares that may be issued upon the exercise of options, including PSOs and PPOs), RSUs, PSUs and other rights under our employee equity compensation plans as of March 31, 2013. These plans include the 1996 Employee Share Purchase Plan (U.S.), 2006 Employee Share Purchase Plan (Non-U.S.) (together, the "ESPPs") and 2006 Stock Incentive Plan and 2012 Stock Inducement Equity Plan. The table also includes shares that may be issued upon the exercise of outstanding options under the 1996 Stock Plan (which plan terminated in 2006). The table does not include the additional shares that may be issuable pursuant to the proposed amendment to add an additional 8 million shares to the ESPPs that is the subject of Proposal 4 of this Invitation and Proxy Statement.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (#)
Equity Compensation Plans Approved by Security Holders	16,526,904[2]	$15	12,472,683
Equity Compensation Plans Not Approved by Security Holders	1,800,000[3]	14	—
Total	18,326,904	$15	12,472,683

(1) The weighted average exercise price is calculated based solely on outstanding options.

(2) Includes options and rights to acquire shares outstanding under our 1996 Employee Share Purchase Plan (U.S.), 2006 Employee Share Purchase Plan (Non-U.S.), 2006 Stock Incentive Plan and 1996 Stock Plan (which plan terminated in 2006).

(3) Includes options and rights to acquire shares outstanding under our 2012 Stock Inducement Equity Plan adopted under the Nasdaq rules.

2012 Stock Inducement Equity Plan

Under the 2012 Stock Inducement Equity Plan, stock options and RSUs may be granted to eligible employees to serve as inducement material to enter into employment with the Company. Awards under the 2012 Stock Inducement Equity Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria, based on individual written employment offer letters. The 2012 Stock Inducement Equity Plan has an expiration date of March 31, 2022. As of March 31, 2013, an aggregate of 1,800,000 shares was reserved for issuance under the 2012 Stock Inducement Equity Plan. As of March 31, 2013, no shares were unreserved and available for issuance under this plan.

2006 Stock Incentive Plan

The Logitech International S.A. 2006 Stock Incentive Plan provides for the grant to eligible employees and non-employee members of the Board of Directors of stock options, stock appreciation rights, restricted stock and restricted stock units. As of March 31, 2013, Logitech has granted stock options (including PSOs), RSUs and PSUs under the 2006 Stock Incentive Plan and has made no grants of restricted shares or stock appreciation rights. Stock options granted under the 2006 Stock Incentive Plan generally will have terms not exceeding ten years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Stock Incentive Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. The 2006 Stock Incentive Plan expires on June 16, 2016. As of March 31, 2013, an aggregate of 24.8 million shares is reserved for issuance under the 2006 Stock Incentive Plan. As of March 31, 2013, a total of 10,156,268 shares were unreserved and available for issuance under this plan.

1996 Stock Plan

Under the 1996 Stock Plan, Logitech granted options for shares. Options issued under the 1996 Stock Plan generally vest over four years and remain outstanding for periods not to exceed ten years. Options were granted at exercise prices of at least 100% of the fair market value of the shares on the date of grant. Logitech made no grants of restricted shares, stock appreciation rights or stock units under the 1996 Stock Plan. No further awards will be granted under the 1996 Stock Plan.

Each option issued under the 1996 Stock Plan entitles the holder to purchase one share of Logitech International S.A. at the exercise price.

Employee Share Purchase Plans

Logitech maintains two employee share purchase plans, one for employees in the United States and one for employees outside the United States. The plan for employees outside the United States is named the 2006 Employee Share Purchase Plan (Non-U.S.), or 2006 ESPP, and was approved by the Board of Directors in June 2006. The plan for employees in the United States is named the 1996 Employee Share Purchase Plan (U.S.), or 1996 ESPP. The 1996 ESPP was the worldwide plan until the adoption of the 2006 ESPP in June 2006. Under both plans, eligible employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. During each offering period, payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. A total of 21 million shares have been reserved for issuance under both the 1996 and 2006 ESPPs. As of March 31, 2013, a total of 2,316,415 shares were available for issuance under these plans.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 1A, Risk Factors, and below in Item 7A, Quantitative and Qualitative Disclosures about Market Risk.

Overview of Our Company

Logitech is a world leader in products that connect people to the digital experiences they care about. Spanning multiple computing, communication and entertainment platforms, we develop and market innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, and audio and video communication over the Internet. We have two operating segments: peripherals and video conferencing.

Our peripherals segment encompasses the design, manufacturing and marketing of peripherals for PCs (personal computers), tablets and other digital platforms. Our products for home and business PCs include mice, trackballs, keyboards, interactive gaming controllers, multimedia speakers, headsets and webcams. Our tablet accessory products include keyboards, keyboard cases and covers, headsets, wireless speakers, earphones and stands. Our Internet communications products include webcams, headsets, video communications services, and digital video security systems. Our digital music products include speakers, earphones and custom in-ear monitors. For home entertainment systems, we offer the Harmony line of advanced remote controls. Our gaming products include a range of gaming controllers and microphones, as well as other accessories. During the third quarter of fiscal year 2013, we identified a number of product categories that no longer fit with our current strategic direction. As a result, we made a strategic decision to divest our Retail-Remote product category and our digital video security product line, included within our Retail-Video product category, and we plan to discontinue other non-strategic products, such as speaker docks and most console gaming peripherals, by the end of fiscal year 2014. This decision primarily resulted from our belief that these categories of products would not make a meaningful contribution to improve our growth or profitability.

Our brand, portfolio management, product definition and engineering teams in our peripherals segment are responsible for product strategy, technological innovation, product design and development, and bringing our products to market. Our business groups are organized by the following product categories: Pointing Devices, PC Keyboards & Desktops, Tablet Accessories, Audio PC, Audio-Wearables & Wireless, Video, PC Gaming, and Remotes. Our global marketing organization is responsible for developing and building the Logitech brand, consumer insight, public relations and social media, customer care and digital marketing. Our regional retail sales and marketing activities are organized into three geographic areas: Americas (including North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan and Australia).

We sell our peripheral products to a network of distributors, retailers and OEMs. Our worldwide retail network includes wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecommunications stores, value-added resellers and online merchants. Sales of peripherals to our retail channels were 87% and 86% of our net sales for the fiscal years ended March 31, 2013 and 2012. The large majority of our revenues have historically been derived from sales of our peripheral products for use by consumers. Our OEM customers include the majority of the world's largest PC manufacturers. Sales to OEM customers were 7% and 8% of our net sales for the fiscal years ended March 31, 2013 and 2012.

Our video conferencing segment encompasses the design, manufacturing and marketing of video conferencing products, infrastructure and services for the enterprise, public sector, and other business markets. Video conferencing products include scalable HD (high-definition) video communication endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure software and hardware to support large-scale video deployments, and services to support these products. The video conferencing segment maintains a separate marketing and sales organization which sells LifeSize products and services worldwide. Video conferencing product development and product management organizations are separate, but coordinated with our peripherals business, particularly our Consumer Computing Platform group. We sell our LifeSize products and services to distributors, value-added resellers, OEMs, and occasionally, direct enterprise customers. Sales of LifeSize products were 6% of our net sales in the fiscal years ended March 31, 2013 and 2012. During fiscal year 2013, we recorded a non-cash goodwill impairment charge of $214.5 million related to our video conferencing segment.

We seek to fulfill the increasing demand for interfaces between people and the expanding digital world across multiple platforms and user environments. The interface evolves as platforms, user models and our target markets evolve. As access to digital information has expanded, we have extended our focus to mobile devices, the digital home, and the enterprise as access points to the Internet and the digital world. All of these platforms require interfaces that are customized according to how the devices are used. We believe that continued investment in product research and development is critical to creating the innovation required to strengthen our competitive advantage and to drive future sales growth. We are committed to identifying and meeting current and future consumer trends with new and improved product technologies, partnering with others where our strengths are complementary, as well as leveraging the value of the Logitech and LifeSize brands from a competitive, channel partner and consumer experience perspective. We believe innovation and product quality are important to gaining market acceptance and maintaining market leadership.

We have been expanding the categories of products we sell and entering new markets, such as the markets for tablet accessories. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our new categories as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

Our peripherals and video conferencing industries are intensely competitive. The peripherals industry is characterized by platform evolution, short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail markets, and price sensitivity in the OEM market. We experience aggressive price competition and other promotional activities from our primary competitors and from less established brands, including brands owned by some retail customers known as house brands, in response to declining consumer demand in both mature retail and OEM markets. We may also encounter more competition if any of our competitors in one or more categories decide to enter other categories in which we currently operate.

From time-to-time, we may seek to partner with or acquire, when appropriate, companies that have products, personnel, and technologies that complement our strategic direction. We continually review our product offerings and our strategic direction in light of our profitability targets, competitive conditions, changing consumer trends, and the evolving nature of the interface between the consumer and the digital world.

Summary of Financial Results

Our total net sales for the fiscal year ended March 31, 2013 decreased 9%, compared with the fiscal year ended March 31, 2012, due to the continued decline in retail, as well as OEM and video conferencing sales.

Retail sales during the fiscal year ended March 31, 2013 decreased 8% and retail units sold decreased 7%, compared with the fiscal year ended March 31, 2012. We experienced declines in all retail regions, 7% decline in the Americas region, 11% decline in the EMEA region, and 4% decline in the Asia Pacific region. If foreign currency exchange rates had been the same in the fiscal year ended March 31, 2013 and 2012, the percentage changes in our constant dollar retail sales would have been a decrease of 7% in the Americas regions, 7% in the EMEA region, and 4% in the Asia Pacific region. Sales incentive spending (including pricing discounts) during fiscal year ended

March 31, 2013, compared with fiscal year ended March 31, 2012, decreased by 12% due to lower sell-through during this period. Sales returns expense during fiscal year ended March 31, 2013, compared with fiscal year ended March 31, 2012, decreased by 15% due to lower channel inventory aging during this period.

Sales of video conferencing products, which were 6% of total net sales in each of the fiscal years ended March 31, 2013 and 2012, decreased by 7% in the fiscal year ended March 31, 2013, compared with the prior fiscal year, due to sales declines in all geographic regions.

Our gross margin for the fiscal year ended March 31, 2013 remained relatively constant at 33.7%, compared with 33.5% for the prior fiscal year. During fiscal year 2013, we benefitted from gross margin improvement primarily due to the absence of an inventory valuation adjustment related to Logitech Revue and related peripherals which occurred during fiscal year 2012, and from improvements to our channel pricing program and global supply chain process. These improvements were almost entirely offset by an unfavorable change in retail product mix, the negative impact of a weaker euro, a charge to revalue our inventory of several headphones and a large form-factor wireless speaker included in our Audio— Wearables & Wireless retail product category, actions related to the simplification of our product portfolio and restructuring-related costs.

Operating expenses for the fiscal year ended March 31, 2013 were 46% of net sales, compared with 30% in the prior fiscal year. This increase was primarily attributable to a $214.5 million goodwill impairment charge related to our video conferencing reporting unit and from $43.7 million in costs related to restructuring plans we implemented in fiscal year 2013.

Net loss for the fiscal year ended March 31, 2013 was $228.1 million, compared with net income of $71.5 million in the fiscal year ended March 31, 2012. This decline primarily resulted from the $214.5 million goodwill impairment charge and the $43.7 million in restructuring charges, offset in part by a discrete tax benefit of $32.1 million from the closure of federal income tax examinations in the United States.

Trends in Our Business

Our sales of PC peripherals for use by consumers in the Americas and Europe have historically made up the large majority of our revenues. In the last two years, the PC market has changed dramatically and there continues to be significant weakness in the global market for new PCs. This weakness has had a negative impact on our net sales in all of our PC-related categories. We believe that this weakness reflects the growing popularity of tablets and smartphones as mobile computing devices.

We believe Logitech's future growth will be determined by our ability to rapidly create innovative products across multiple digital platforms, especially accessories for mobility-related products, including tablets, smartphones and other mobile devices, and for digital music, including wireless speakers and wearables such as earphones, to limit and offset the decline in our PC peripherals and to pursue growth opportunities in emerging markets, mobility-related products, products for digital music and sales to enterprise markets. The following discussion represents key trends specific to each of our two operating segments, peripherals and video conferencing.

Trends Specific to our Peripherals Segment

Mature and Emerging Markets. In our traditional, mature markets, such as North America, Western and Northern Europe, Japan, and Australia, although the installed base of PC users is large, consumer demand for PCs has declined in recent years, and we believe it will continue to decline in future years. As a consequence, consumer demand for PC peripherals is slowing, or in some case declining. While we continue to pursue growth opportunities in select PC peripheral product lines in mature markets, we believe there are growth opportunities for our PC peripherals outside the mature markets. We have invested significantly in growing the number of our sales, marketing and administrative personnel in China, our largest target emerging market, with the result that China was our third-largest country in retail sales for fiscal ended March 31, 2013. We are also expanding our presence in other emerging markets.

Enterprise Market. We are continuing our efforts on creating and selling products and services to enterprises. We believe the preferences of employees increasingly drive companies' choices in the information technologies they deploy to their employee base. Growing our enterprise peripherals business will continue to require investment in selected business-specific products, targeted product marketing, and sales channel development.

Tablets, Smartphones and Other Mobile Devices. The increasing popularity of smaller, mobile computing devices, such as tablets and smartphones with touch interfaces, have created new markets and usage models for peripherals and accessories. Logitech has begun to offer products to enhance the use of mobile devices. For example, we are experiencing strong demand for our tablet keyboards, led by our Logitech Ultrathin Keyboard Cover, which currently represents our best selling product across all of our product categories. During the fourth quarter of fiscal year 2013, we also introduced the Logitech Ultrathin Keyboard mini, a slim protective keyboard cover designed to enhance the iPad mini experience. Initial demand for the Logitech Ultrathin Keyboard mini has been very positive. The tablets and accessories category is one of the primary strategic categories of our business. We continue to expand and leverage on our success in this category through the introduction of innovative products such as the Logitech Keyboard Folio and Folio mini, and the Logitech FabricSkin Keyboard Folio for iPad and iPad, announced in late March 2013 and April 2013.

Digital Music. We believe that digital music, the seamless consumption of audio content on home and mobile devices, presents a growth opportunity for Logitech, based on our history of successful earphone, headset and speaker products. Many consumers listen to music as a pervasive entertainment activity, fueled by the growth in smartphones, tablets, music services and Internet radio. Logitech has a solid foundation of audio solutions to satisfy consumers' needs for music consumption, including Logitech UE earphones and digital music speakers.

OEM business. Sales of our OEM mice and keyboards have historically made up the bulk of our OEM sales. In recent years, there has been a dramatic shift away from desktop PCs and there continues to be significant weakness in the global market for PCs which has adversely affected our sales of OEM mice and keyboards, all of which are sold with name-brand desktop PCs. We expect this trend to continue and for OEM sales to comprise a smaller percentage of our total revenues in the future.

Trends in Other Peripheral Product Categories. Some of our other peripherals product categories are experiencing significant market challenges. As the quality of PC-embedded webcams improves, we expect future sales of our PC-connected webcams in mature consumer markets to continue declining. During the third quarter of fiscal year 2013, we identified a number of product categories that no longer fit with our current strategic direction. As a result, we made a strategic decision to divest our entire Retail-Remotes product category and our digital video security product line included in our Retail-Video product category, and we plan to discontinue other non-strategic products, such as speaker docks and most console gaming peripherals, by the end of fiscal year 2014.

Trends Specific to our Video Conferencing Segment

The trend among businesses and institutions to use video conferencing offers a long-term growth opportunity for Logitech. However, the overall video conferencing industry has experienced a slowdown in recent quarters. In addition, there has been an increase in the competitive environment in fiscal year 2013. This resulted in a $214.5 million non-cash goodwill impairment charge in the fiscal year ended March 31, 2013. We believe the growth in our video conferencing segment depends in part on our ability to increase sales to enterprises with existing installed bases of equipment supplied by our competitors, and to enterprises that may purchase such competitor equipment in the future. We believe the ability of our LifeSize products to interoperate with the equipment of other telecommunications, video conferencing or telepresence equipment suppliers to be a key factor in purchasing decisions by current or prospective LifeSize customers. In addition, LifeSize has broadened its product portfolio to include infrastructure, cloud services and other offerings which require different approaches to developing customer solutions. We also are seeking to offer LifeSize products designed to enhance the use of mobile devices in video conferencing applications.

Emerging Market. China also represents a significant targeted emerging market for our video conferencing segment. We have invested significantly in growing the number of our video conferencing sales, marketing and administrative personnel in China.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP (generally accepted accounting principles in the United States of America) requires us to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of our financial condition and operating results.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations, and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accruals for Customer Programs

We record accruals for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs. An allowance against accounts receivable is recorded for accruals and program activity related to our direct customers and those indirect customers who receive payments for program activity through our direct customers. An accrued liability is recorded for accruals and program activity related to our indirect customers who receive payments directly and do not have a right of offset against a receivable balance. The estimated cost of these programs is recorded as a reduction of revenue or as an operating expense, if we receive a separately identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgment and estimates must be used to determine the cost of these programs in any accounting period.

Returns. We grant limited rights to return products. Return rights vary by customer, and range from just the right to return defective product to stock rotation rights limited to a percentage approved by management. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns.

Cooperative Marketing Arrangements. We enter into customer marketing programs with many of our distribution and retail customers, and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of our products, or a fixed dollar credit for various marketing arrangements. The objective of these arrangements is to encourage advertising and promotional events to increase sales of our products. Accruals for these marketing arrangements are recorded at the time of sale, or time of commitment, based on negotiated terms, historical experience and inventory levels in the channel.

Customer Incentive Programs. Customer incentive programs include performance-based incentives and consumer rebates. We offer performance-based incentives to our distribution customers, retail customers and indirect partners based on pre-determined performance criteria. Accruals for performance-based incentives are recognized as a reduction of the sale price at the time of sale. Estimates of required accruals are determined based on negotiated terms, consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Consumer rebates are offered from time to time at the Company's discretion for the primary benefit of end-users. Estimated costs of consumer rebates and similar incentives are recorded at the time the incentive is offered, based on the specific terms and conditions. Certain incentive programs, including consumer rebates, require management to estimate the number of customers who will actually redeem the incentive based on historical experience and the specific terms and conditions of particular programs.

Pricing Programs. We have agreements with certain of our customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. At management's discretion, we also offer special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect partners. Our decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Estimates of expected future pricing actions are recognized at the time of sale based on analyses of historical pricing actions by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

We regularly evaluate the adequacy of our accruals for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs. Future market conditions and product transitions may require us to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, we would be required to record incremental increases or reductions to revenue or increase operating expenses. If, at any future time, we become unable to reasonably estimate these costs, recognition of revenue might be deferred until products are sold to end-users, which would adversely impact revenue in the period of transition.

Inventory Valuation

We must order components for our products and build inventory in advance of customer orders. Further, our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

We record inventories at the lower of cost or market value and record write-downs of inventories which are obsolete or in excess of anticipated demand or market value. A review of inventory is performed each fiscal quarter that considers factors including the marketability and product life cycle stage, product development plans, component cost trends, demand forecasts and current sales levels. We identify inventory exposures by comparing inventory on hand, in the channel and on order to historical and forecasted sales over forecasted sales periods. Inventory on hand which is not expected to be sold or utilized based on review of forecasted sales and utilization is considered excess, and we recognize the write-off in cost of sales at the time of such determination. The write-off is determined by comparison of the current replacement cost with the estimated selling price less any costs of completion and disposal (net realizable value) and the net realizable value less an allowance for normal profit. At the time of loss recognition, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there were an abrupt and substantial decline in demand for Logitech's products or an unanticipated change in technological or customer requirements, we may be required to record additional write-downs which could adversely affect gross margins in the period when the write-downs are recorded.

Share-Based Compensation Expense

Share-based compensation expense includes compensation expense, reduced for estimated forfeitures. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of RSUs (restricted stock units) which vest upon meeting certain market conditions is estimated using the Monte-Carlo simulation method. The grant date fair value of time-based RSUs is calculated based on the share market price on the date of grant. For stock options and restricted stock assumed by Logitech when LifeSize was acquired, the grant date used to estimate fair value was deemed to be December 11, 2009, the date of acquisition. Compensation expense for awards granted or assumed after April 1, 2006 is recognized on a straight-line basis over the service period of the award.

Our estimates of share-based compensation expense require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns, future forfeitures, dividend yield, related tax effects and the selection of an appropriate fair value model. We estimate expected share price volatility based on historical volatility using daily prices over the term of past options, RSUs or purchase offerings, as we consider historical share price volatility as most representative of future volatility. We estimate expected life based on historical settlement rates, which we believe are most representative of future exercise and post-vesting termination behaviors. We use historical data to estimate pre-vesting forfeitures, and we record share-based compensation expense only for those awards that are expected to vest. The dividend yield assumption is based on our history and future expectations of dividend payouts.

The assumptions used in calculating the fair value of share-based compensation expense and related tax effects represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, or if we decide to use a different valuation model, our share-based compensation expense could be materially different in the future from what we have recorded in the current period, which could materially affect our results of operations.

Accounting for Income Taxes

Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, considering all available evidence such as historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax strategies. When we determine that we are not able to realize all or part of our deferred tax assets, an adjustment is charged to earnings in the period when such determination is made. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

We make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters surrounding the recognition and measurement of uncertain tax benefits. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations.

Goodwill

We perform our annual goodwill impairment test of each reporting unit as of December 31 and complete the assessment during our fiscal fourth quarter, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. Determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We have two reporting units: peripherals and video conferencing. The allocation of assets and liabilities to each of our reporting units also involves judgment and assumptions.

The goodwill impairment assessment involves three tests, Step 0, Step 1 and Step 2. The Step 0 test involves performing an initial qualitative assessment to determine whether it is more likely than not that the asset is impaired and thus whether it is necessary to proceed to Step 1 and calculate the fair value of the respective reporting unit. We may proceed directly to the Step 1 test without performing the Step 0 test. The Step 1 test involves measuring the recoverability of goodwill at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the estimated fair value of the reporting unit. The fair value is estimated using an income approach employing a discounted cash flow ("DCF") and a market-based model. The DCF model is based on projected cash flows from our most recent forecast ("assessment forecast") developed in connection with each of our reporting units to perform the goodwill impairment assessment. The assessment forecast is based on a number of key assumptions, including, but not limited to, discount rate, compound annual growth rate ("CAGR") during the forecast period, and terminal value. The terminal value is based on an exit price at the end of the assessment forecast using an earnings multiple applied to the final year of the assessment forecast. The discount rate is applied to the projected cash flows to reflect the risks inherent in the timing and amount of the projected cash flows, including the terminal value, and is derived from the weighted average cost of capital of market participants in similar businesses. The market approach model was based on applying certain revenue and earnings multiples of comparable companies relevant to each of our reporting units to the respective revenue and earnings metrics of our reporting units. To test the reasonableness of the fair values indicated by the income approach and the market-based approach, we also assessed the implied premium of the aggregate fair value over the market capitalization considered attributable to an acquisition control premium, which is the price in excess of a stock market's price that investors would typically pay to gain control of an entity. The discounted cash flow model and the market approach require the exercise of significant judgment, including assumptions about appropriate discount rates, long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period, economic expectations, timing of expected future cash flows, and expectations of returns on equity that will be achieved. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the carrying amount of the reporting unit exceeds its fair value as determined by these assessments, goodwill is considered impaired, and the Step 2 test is performed to measure the amount of impairment loss. The Step 2 test measures the impairment loss by allocating the reporting unit's fair value to its assets and liabilities other than goodwill, comparing the resulting implied fair value of goodwill with its carrying amount, and recording an impairment charge for the difference.

We performed our annual goodwill impairment analysis of each of our reporting units as of December 31, 2012 using the income approach and market approach described above. We chose not to perform the Step 0 test and to proceed directly to the Step 1 test. This assessment resulted in us determining that our peripherals reporting unit passed the Step 1 test because the estimated fair value exceeded its carrying value by more than 75%. By contrast, our video conferencing reporting unit failed the Step 1 test because the estimated fair value was less than its carrying value, thus requiring a Step 2 assessment of this reporting unit. This impairment primarily resulted from a decrease in our expected CAGR during the assessment forecast period based on greater evidence of the overall enterprise video conferencing industry experiencing a slowdown in recent quarters, combined with lower demand related to new product launches, increased competition in fiscal year 2013 and other market data. These factors had an adverse effect on our recent video conferencing operating results and are anticipated to have an adverse effect on its future business.

Peripherals

Key assumptions used in the Step 1 income approach analyses for our peripherals reporting unit included the appropriate discount rates, CAGR during the forecast period, and long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period. Sensitivity assessment of key assumptions for the peripherals reporting unit Step 1 test is presented below.

- Discount rate assumptions. A hypothetical percentage increase of 108% in the discount rate, holding all other assumptions constant, would not have decreased the fair value of the peripherals reporting unit below its carrying value, and thus it would not result in the reporting unit failing Step 1 of the goodwill impairment test.
- CAGR assumptions. A hypothetical percentage decrease of 600% in the CAGR rate, holding all other assumptions constant, would not have decreased the fair value of the peripherals reporting unit below its carrying value.
- Terminal value assumptions. A hypothetical percentage decrease of 110% in the terminal value, holding all other assumptions constant, would not have decreased the fair value of the peripherals reporting unit below its carrying value.

Video Conferencing

Key assumptions used in the Step 1 income approach analyses for our video conferencing reporting unit also included the appropriate discount rates, CAGR during the forecast period, and long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period. Both the income and market approaches arrived at estimated fair values within a relatively close range, which supported the reasonableness of each assessment. We proceeded with a Step 2 assessment because the estimated fair value of our video conferencing reporting unit was less than its carrying value. The Step 2 test required us to fair value all assets and liabilities of our video conferencing reporting unit to determine the implied fair value of this reporting unit's goodwill. We were unable to fully complete the Step 2 analysis prior to filing of our Form 10-Q for the quarterly period ended December 31, 2012 due to the complexities of determining the implied fair value of goodwill of our video conferencing reporting unit. Based on our work performed during the third quarter of fiscal year 2013, we initially recorded an estimated goodwill impairment charge of $211.0 million during that period. During the fourth quarter of fiscal year 2013, we completed our annual goodwill impairment assessment and recorded an additional $3.5 million in goodwill impairment charge related to our video conferencing reporting unit. The total goodwill impairment charge of $214.5 million had no cash flow impact.

Applicable to Both Reporting Units

We continue to evaluate and monitor all key factors impacting the carrying value of our recorded goodwill, as well as other long-lived assets. There are a number of uncertainties associated with the key assumptions described above based primarily on the difficulty of predicting our revenues and profitability. Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete, fluctuating end-user demand, the uncertainty of current and future global economic conditions, and for many other reasons, including, but not limited to:

- Our revenues are impacted by end-user consumer demand and future global conditions, which could fluctuate abruptly and significantly during periods of uncertain economic conditions or geographic distress, as well as from shifts in consumer buying patterns.
- We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to rapidly adjust our costs in response to a revenue shortfall.

- Fluctuations in currency exchange rates can impact our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas a significant portion of our revenues and expenses are in other currencies.
- The peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology, dynamic consumer demand and evolving industry standards. As a result, we must continually innovate in our new and existing product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.
- The video conferencing industry is characterized by continual performance enhancements and large, well-financed competitors. There is increased participation in the video conferencing market by companies such as Cisco Systems, Inc. and Polycom, Inc., and as a result, we expect competition in the industry to further intensify.

Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of the reporting units to be significantly different in future periods.

Results of Operations

Net Sales

Net sales by channel for fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,			Change %	
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Peripherals					
Retail	$1,821,657	$1,982,783	$2,005,210	(8)%	(1)%
OEM	141,186	185,959	223,775	(24)%	(17)%
Total Peripherals	1,962,843	2,168,742	2,228,985	(9)%	(3)%
Video Conferencing	137,040	147,461	133,901	(7)%	10%
Total net sales	$2,099,883	$2,316,203	$2,362,886	(9)%	(2)%

Our retail sales decreased 8% and retail units sold decreased 7% in fiscal year 2013, compared with the prior fiscal year. We experienced declines in all three regions during fiscal year 2013. Our overall retail average selling price declined 1% in fiscal year 2013 compared with the prior fiscal year.

Our retail sales in fiscal year 2012 were essentially flat compared with fiscal year 2011, as the retail sales increase in the Asia Pacific region was offset by declines in the EMEA and Americas regions. Retail units sold increased 3% in fiscal year 2012 compared with the prior fiscal year. Our overall retail average selling price declined 4% in fiscal year 2012 compared with the prior fiscal year.

Products priced below $40 represented approximately 56%, 55% and 56% of retail sales in fiscal years 2013, 2012 and 2011, while products priced above $100 represented 14%, 13% and 18% of retail sales in fiscal years 2013, 2012 and 2011.

If foreign currency exchange rates had been the same in fiscal years 2013 and 2012, our constant dollar retail sales would have decreased 6%. If foreign currency exchange rates had been the same in fiscal years 2012 and 2011, our constant dollar retail sales would have decreased 3%.

OEM net sales decreased 24% and 17% and units sold decreased 12% in fiscal years 2013 and 2012, compared with the preceding fiscal years. These declines were primarily due to lower sales in the keyboard/ desktop category due to product mix changes with a large customer, and lower sales of OEM mice. If foreign currency exchange rates had been the same in fiscal years 2013 and 2012, our constant dollar OEM sales would have decreased 24%. If foreign currency exchange rates had been the same in fiscal years 2012 and 2011, our constant dollar OEM sales would have decreased 18%.

Video conferencing net sales decreased 7% in fiscal year 2013, compared with the prior fiscal year, due to sales declines in all geographic regions, and were impacted by the slowdown in the overall video conferencing industry in recent quarters, together with the competitive environment in fiscal year 2013 and lower demand related to new product launches. Video conferencing net sales increased 10% in fiscal year 2012 over 2011, primarily driven by growth in the EMEA and Asia Pacific regions, with strong growth in Russia, China and Australia. Sales of infrastructure software and hardware grew due to the launch of the LifeSize Bridge and the LifeSize UVC Video Center in late fiscal year 2011. Foreign currency exchange rates did not affect LifeSize sales.

Although our financial results are reported in U.S. dollars, a portion of our sales were made in currencies other than the U.S. dollar, such as the euro, Chinese renminbi, Japanese yen, Canadian dollar and Australian dollar. The following table presents the approximate percentage of our total net sales that were denominated in currencies other than the U.S. dollar in the fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Currencies other than USD	46%	45%	42%

If foreign currency exchange rates had been the same in fiscal years 2013 and 2012, and in fiscal years 2012 and 2011, the percentage changes in our constant dollar net sales would have been:

	2013	2012
Peripherals		
Retail	(6)%	(3)%
OEM	(24)%	(18)%
Video Conferencing	(7)%	10%
Total net sales	(8)%	(3)%

We refer to our net sales excluding the impact of foreign currency exchange rates as constant dollar sales. Constant dollar sales are a non-GAAP financial measure, which is information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. GAAP. Our management uses these non-GAAP measures in its financial and operational decision-making, and believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate a better understanding of changes in net sales. Constant dollar sales are calculated by translating prior period sales in each local currency at the current period's average exchange rate for that currency.

Net sales reflect allowances for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs.

Retail Sales by Region

The following table presents the change in retail sales by region and the change in constant dollar retail sales if foreign currency exchange rates had been the same in fiscal year 2013 compared with fiscal year 2012, and fiscal year 2012 compared with fiscal year 2011:

	2013 vs 2012			2012 vs 2011		
	Change in Retail Units Sold	Change in Retail Sales	Change in Constant Dollar Retail Sales	Change in Retail Units Sold	Change in Retail Sales	Change in Constant Dollar Retail Sales
Americas	(4)%	(7)%	(7)%	(5)%	(7)%	(7)%
EMEA	(11)%	(11)%	(7)%	(3)%	(2)%	(4)%
Asia Pacific	(5)%	(4)%	(4)%	25%	18 %	15 %
Total retail sales	(7)%	(8)%	(6)%	3%	(1)%	(3)%

We use retail sell-through data, which represents sales of our products by our retailer customers to consumers, and by our distributor customers to their customers, along with other metrics, to assess consumer demand for our products. Sell-through data is subject to limitations due to collection methods and the third party nature of the data. Although the sell-through data we obtained typically represents a majority of our retail sales, the customers supplying sell-through data vary by geographic region and from period-to-period. As a result of these limitations, sell-through data may not be an accurate indicator of actual consumer demand for our products.

Americas

The Americas region experienced a 7% decline in retail sales during the fiscal year ended March 31, 2013, compared with the prior fiscal year. This decline was primarily from a significant decrease in our Other category, comprised of products that are no longer strategic to our business, and from decreases in our Video, Remotes, PC Gaming and Pointing Device categories. These decreases were offset in part by an increase of 108% in Tablet Accessories due to continued strong demand from the Logitech Ultrathin Keyboard Cover for the iPad. During fiscal year 2013, we experienced weakness primarily in the United States, offset in part by improvement in Mexico and Brazil. Retail sell-through in the Americas region decreased 5% in fiscal year 2013 compared with the prior fiscal year.

Retail sales in the Americas region experienced a 7% decline during fiscal year 2012 compared with fiscal year 2011. This decline was primarily due to significant decreases in our Other, Remotes and Video categories. This decline was offset in part by a significant increase in revenue from our then newly created Tablet Accessories category due to strong demand from the Logitech Ultrathin Keyboard Cover for the iPad, and from a significant increase in our Audio-Wearables & Wireless and PC Gaming categories. The sales decline during fiscal year 2012 was due to weakness in the United States and Canada. Retail sell-through in the Americas region increased 2% in fiscal year 2012 over fiscal year 2011.

EMEA

Retail sales in the EMEA region experienced an 11% decline during the fiscal year ended March 31, 2013, compared with the prior fiscal year, caused by extreme weakness in the PC market and from continued macro-economic uncertainty across many European countries. This decline was due to weakness in all product categories except Tablet Accessories which increased by 322%. During fiscal year 2013, we experienced significant sales decreases in Germany, France, Switzerland, Poland, Spain, Russia, Netherlands, Norway, Czech Republic, Austria, Greece, Croatia and Finland, offset in part by significant increases in Turkey, Denmark, Belarus, Italy and Lithuania. Retail sell-through in the EMEA region decreased 14% in fiscal year 2013, compared with the prior fiscal year.

Retail sales in the EMEA region experienced a modest 2% decline in fiscal year 2012, compared with the prior fiscal year, as a result of the uneven economic recovery, particularly in western Europe, and ineffective regional pricing and channel management programs. This decline was due to significant decreases in our Remotes and Video categories. These decreases were offset in part by significant increases in our Audio-Wearables & Wireless and PC Gaming categories. The sales decline during fiscal year 2012 was primarily due to weakness in Germany, France, Italy, Spain, Norway, Denmark, United Kingdom, Finland, Netherlands, Sweden, Poland and Belgium, offset in part by increases in Russia, Switzerland, Austria, Turkey and Ukraine. Retail sell-through in the EMEA region increased 12% in fiscal year 2012 over 2011.

Asia Pacific

Asia Pacific region retail sales decreased by 4% in fiscal year 2013 compared with the prior fiscal year. This decline was primarily due to decreases in our Other, Remotes, PC Gaming and Video categories. These decreases were offset in part by a significant increase of 211% in Tablet Accessories and by an increase in Audio-Wearables & Wireless. Declines by country within the Asia Pacific region were primarily from weakness in India, Australia, Taiwan and South Korea, offset in part by sales increases in China, New Zealand and Indonesia. Retail sales in China increased by 4%, led by a significant increase of 391% in Tablet Accessories, and by increases in Audio-Wearables & Wireless and PC Keyboards & Desktops. These increases in China were offset in part by decreases in all other categories. China was our third-largest country in terms of net revenue in fiscal year 2013. Retail sell-through in China increased 14% compared with the prior fiscal year, while retail sell-through in the rest of the Asia Pacific region decreased 3% during fiscal year 2013.

In fiscal year 2012, Asia Pacific region retail sales increased by 18% compared with fiscal year 2011. This increase was due to strong performance in all of our retail categories except Remotes and Audio—PC. The Asia Pacific region also benefited from strong initial demand of our Logitech Ultrathin Keyboard Cover for the iPad, included in Tablet Accessories. The Asia Pacific region increase was primarily driven by strong sales growth in China, followed by India, Japan, Taiwan, Indonesia, South Korea, Hong Kong and Malaysia, offset in part by a significant decrease in Australia. Retail sales in China increased in all product categories in fiscal year 2012 compared with fiscal year 2011, as a result of our increased investment in sales and marketing efforts in the country. In fiscal year 2012, China was our third largest country in terms of net revenue.

Net Retail Sales by Product Categories

Net retail sales by product categories for fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,			Change %	
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Net retail sales by product categories:					
Retail—Pointing Devices	$ 521,083	$ 559,366	$ 564,758	(7)%	(1)%
Retail—PC Keyboards & Desktops	407,896	404,298	386,968	1%	4%
Retail—Tablet Accessories	119,804	43,693	—	174%	NM
Retail—Audio PC	271,197	309,896	318,478	(12)%	(3)%
Retail—Audio—Wearables & Wireless	65,826	53,140	23,975	24%	122%
Retail—Video	179,340	216,387	256,170	(17)%	(16)%
Retail—PC Gaming	142,184	170,948	146,373	(17)%	17%
Retail—Remotes	71,641	91,000	144,737	(21)%	(37)%
Retail—Other	42,686	134,055	163,751	(68)%	(18)%
Total net retail sales	$1,821,657	$1,982,783	$2,005,210	(8)%	(1)%

NM—Not Meaningful.

In the third quarter of fiscal year 2013, we changed the product category classification for a number of our retail products in an effort to help investors more clearly track the progress of our various product initiatives. Products within the retail product categories as presented in fiscal years ended 2012 and 2011 have been reclassified to conform to the fiscal year 2013 presentation, with no impact on previously reported total net retail sales. During the third quarter of fiscal year 2013, we identified a number of product categories that no longer fit with our current strategic direction. As a result, we made a strategic decision to divest our entire Retail-Remote product category and our digital video security product line, included within our Retail-Video category, and we plan to discontinue other non-strategic products, such as speaker docks and most console gaming peripherals, by the end of fiscal year 2014.

Retail Pointing Devices

Our Retail Pointing Device category is comprised of PC-related mice, trackpads, touchpads and presenters.

Retail sales of Pointing Devices decreased 7% while retail units sold decreased 4% in fiscal year 2013, compared with the prior fiscal year. The continued weakness in the global PC market was a major factor in the sales declines in this category across all regions except the Asia Pacific region where sales remained constant. The primary weakness during fiscal year 2013 was in our low-end product offerings, which experienced a 12% decline, offset in part by increases of 9% in our mid-range and 3% in our high-end product offerings. Sales of all cordless mice decreased 5%, while units sold increased 1% in fiscal year 2013 compared with the prior fiscal year. Corded mice sales decreased 16%, while units sold decreased 12% in fiscal year 2013 compared with the prior fiscal year. By geography, the Americas region sales and units sold decreased by 9% and 4%, and the EMEA region sales and units sold decreased by 9% during this period. The Asia Pacific region sales were flat and units sold increased by 2% during this period. China sales and units sold decreased by 8% and 2% during this period.

Retail sales of Pointing Devices decreased 1%, while retail units sold increased 7% in fiscal year 2012 compared with fiscal year 2011. The stronger growth in units relative to sales reflects the success of our value-priced offerings, particularly in the Asia Pacific region, where sales in dollars increased 21% and units sold increased 33% in fiscal year 2012 compared to fiscal year 2011. China was a strong contributor in the Asia Pacific region with sales and units sold increases of 54% and 50% during this period. In our EMEA and America regions, sales in dollars decreased 2% and 3% in fiscal year 2012 compared with fiscal year 2011, while units sold increased 3% and decreased 4%. Sales of cordless mice increased 5%, while unit sold increased 17% in fiscal year 2012 compared with fiscal year 2011. The stronger growth in units sold was driven by the sales of our value-priced cordless notebook mice, including the Wireless Mouse M185 and the Wireless Mouse M315. Sales of corded mice decreased 14% while units sold decreased 5% in fiscal year 2012, compared with fiscal year 2011. The primary weakness of our pointing device category during fiscal year 2012 compared to fiscal year 2011, was in our high-end product offerings, which experienced a 16% sales decline, followed by our mid-range offerings, which experienced a 7% sales decline, offset in part by an increase of 9% in our low-end offerings.

Retail PC Keyboards & Desktops

Our Retail PC Keyboard & Desktop category is comprised of PC keyboards and keyboard/mice combo products.

Retail sales of PC Keyboards & Desktops increased 1% during the year ended March 31, 2013, compared with the prior fiscal year, while units sold decreased 1% during this period. Although this category was affected by the continued weakness in the global PC market, we managed to achieve a modest sales increase in this category due to continued development of new, innovative products led by the Logitech Wireless Touch K400, and from other new products, including the Logitech Washable Keyboard K310, Logitech Wireless Combo MK240, Logitech Bluetooth Illuminated Keyboard K810 and the Logitech Wireless Solar Keyboard for Mac. Sales of corded and cordless desktops decreased 9% and remained flat in sales and decreased 7% and increased 4% in units sold during fiscal year 2013 compared with the same period in the prior fiscal year. Sales of corded and cordless keyboards decreased 5% and increased 28% in sales and decreased 11% and increased 38% in units sold during fiscal year 2013 compared with the same period in the prior fiscal year. By geography, we experienced growth in the Americas region where sales and units sold increased by 7% and 13% during this period. This increase was offset in part by the Asia Pacific region where sales and units sold decreased by 4% and 7% during this period, and the EMEA region where sales and units sold decreased by 1% and 4% during this period. We experienced solid growth in China where sales and units sold increased by 7% during this period.

Retail sales of PC Keyboards & Desktops increased 4%, while the units sold increased 3% during fiscal year 2012 compared with fiscal year 2011. Sales of corded and cordless desktops increased 15% and remained flat in sales and increased 20% and increased 9% in units sold during fiscal year 2012 compared with fiscal year 2011, primarily driven by strong sales from the Logitech Wireless Combo products including the MK260, MK220, MK520, MK320 and MK550. Sales of corded and cordless keyboards decreased 26% and increased 82% in sales and decreased 20% and increased 164% in units sold during fiscal year 2012 compared with fiscal year 2011, primarily driven by strong sales from the Logitech Wireless Keyboard K360 and the Logitech Wireless Solar Keyboard K750. Overall increase in sales and units sold of keyboard and desktop was due to strong performance in our Asia Pacific region which increased by 21% in sales and 24% in units sold during fiscal year 2012 compared to fiscal year 2011. China was a strong contributor in the Asia Pacific region with sales and units sold increases of 48% and 44% during this period. These increases were offset in part by our Americas region which experienced a 2% decrease in sales and a 3% decrease in units sold, and by our EMEA region which experienced flat sales and a 10% decrease in units sold, during this period.

Retail Tablet Accessories

Our Retail Tablet Accessories category is comprised of our tablet keyboards and accessories.

Retail Tablet Accessories represented our strongest product category with sales and unit increases of 174% and 133% during fiscal year 2013, compared with the same period in the prior fiscal year. This increase was driven by continued strong demand for the Logitech Ultrathin Keyboard Cover, which currently represents our best selling product across all of our categories. During the fourth quarter of fiscal year 2013, we also introduced the Logitech Ultrathin Keyboard mini, a slim protective keyboard cover designed to enhance the iPad mini experience. Initial demand for the Logitech Ultrathin Keyboard mini has been very positive. The tablets and accessories category is one of the primary strategic categories of our business. We continue to expand and leverage on our success in this category through the introduction of newly innovative products such as the Logitech Keyboard Folio and Folio mini, and the Logitech FabricSkin Keyboard Folio for iPad and iPad, announced in late March 2013 and April 2013. By geography, we experienced strong growth in all regions, led by the EMEA region where sales and units sold increased by 322% and 224%, followed by the Asia Pacific region where sales and units sold increased by 211% and 205%, and by the Americas region where sales and units sold increased by 108% and 87% during this period. China experienced strong growth where sales and units sold increased by 391% and 520% during this period.

Retail sales of $43.7 million from associated products within our Retail Tablet Accessories category began in fiscal year 2012. Primary products of this category during fiscal year 2012 included the Logitech Keyboard Case and the Logitech Tablet Keyboard for Tablets.

Retail Audio-PC

Our Retail Audio-PC category is comprised of PC speakers and PC headsets.

Retail Audio-PC sales and units sold decreased 12% and 14% during fiscal year 2013, compared with the same period in the prior fiscal year. This decrease was due to sales and unit declines of 14% and 17% in PC speakers and sales and unit declines of 8% and 10% in PC headsets. These declines reflect both weakness in the overall market for new PCs, a market shift towards mobile audio devices, and a product line that has not been meaningfully refreshed in over a year. By geography, we experienced declines in all regions during this period. The declines were led by the EMEA region where sales and units sold decreased by 18%, followed by the Asia Pacific region where sales and units sold decreased by 9% and 15%, and by the Americas region where sales and units sold decreased by 5% and 10%. China sales and units sold decreased by 27% and 20% during this period.

Retail Audio-PC sales experienced decreases of 3% in sales and 6% in units sold in fiscal year 2012, compared with fiscal year 2011. The decline of this category in fiscal year 2012 was attributable to weakness in our PC headsets, which decreased 9% in sales and 15% in units sold. Our PC speaker sales remained relatively flat in sales and units sold from fiscal year 2011 to fiscal year 2012. Geographically, Americas region decreased 4% in sales and units sold, EMEA region decreased 2% in sales and 10% in units sold, and Asia Pacific region decreased 2% in sales and was flat in units sold during fiscal year 2012, compared to fiscal year 2011. China sales and units sold increased by 18% during this period.

Retail Audio—Wearables & Wireless

Our Retail Audio-Wearables & Wireless category is comprised of non-PC audio products, including ear and headphones, and wireless speakers.

Retail Audio-Wearables & Wireless sales increased 24% during fiscal year 2013, compared with the prior fiscal year, while retail units sold increased 14% during this period. The increase in sales during fiscal year 2013 was from a 56% increase in our wireless speakers for smartphones and tablets. We experienced strong initial sales from our new wireless speakers including the Logitech UE Mobile Boombox and Logitech UE Boombox, both of which began shipping late in the second quarter of fiscal year 2013. During the fourth quarter of fiscal year 2013, this category was negatively impacted by very weak demand for the Logitech UE Boombox. The poor sales performance of this product was due to a lack of competitive differentiation and a form factor that has proved to be too large for many consumers. Contrasting, sales continued to be strong for our smaller, lower cost Logitech UE Mobile Boombox. Sales of our audio wearables products were flat during fiscal year 2013, compared to the prior fiscal year. We initially experienced strong sales in audio wearables during fiscal year 2013, driven in part by the strong initial sales of the new Logitech UE products which were initially available exclusively through Apple stores during the second quarter of fiscal year 2013. During the third quarter of fiscal year 2013, audio wearables sales were negatively impacted by our participation in an aggressive Black Friday promotion of our UE earphones with a large U.S. online retailer in the same period of the prior fiscal year. This year we chose not to participate in similarly aggressive promotions for our new music products launched under the Logitech UE brand, which caused our sales to decline substantially during the three months ended December 31, 2012, as compared to the same period of the prior fiscal year. Audio wearables sales continued to decline during the fourth quarter of fiscal year 2013. Despite exceptional product quality and consistently positive reviews, we have discovered that this category requires a significant marketing investment to drive lifestyle brand appeal. We chose not to increase our marketing spend to the level that would be required to clearly distinguish our brand from the competition in the minds of the consumer, which has had an adverse effect on the sales of this category. By geography, we experienced growth in the Asia Pacific region, where sales and units sold increased by 94% and 28%, and in the Americas region, where sales and units sold increased by 8% and 24%. These increases were offset in part by weakness in the EMEA region, where sales and units sold decreased by 22% and 25%. China contributed significantly to the strong performance in the Asia Pacific region where sales and units sold increased by 248% and 136% during this period.

We experienced strong performance in our Retail Audio-Wearables & Wireless product category during fiscal year 2012, compared to fiscal year 2011, with increases of 122% in sales and 79% in units sold. Sales of our wireless speaker products increased by 405% in sales and 452% in units sold during fiscal year 2012, compared to fiscal year 2011. This increase was primarily driven by strong sales from our then newly introduced Logitech Mini Boombox and Logitech Wireless Boombox. Sales of our audio-wearable products also performed well with increases of 58% in sales and 47% in units sold during fiscal year 2012, compared to fiscal year 2011, driven by strong demand for our Ultimate Ears line of products. Geographically, EMEA led the way with increases in sales and units sold of 219% and 169%, followed by the Asia Pacific region with increases in sales and units sold of 106% and 55%, and by the Americas region with increases in sales and units sold of 92% and 70% during fiscal year 2012, compared to fiscal year 2011.

Retail Video

Our Retail Video category is comprised of webcams, digital video security systems and TV cams.

Retail Video sales declined by 17% during fiscal year 2013, compared with the same period in the prior fiscal year, while retail units sold decreased 26% during this period. The sales decrease was mainly due to weakness in our webcam product line, which declined by 22% during this period, and which continued to be negatively impacted by the combination of market trends, including the popularity of embedded webcams in mobile devices, and the overall weakness of the PC market. We expect future sales of our USB cable connected consumer webcams in the consumer market to continue declining, as the embedded webcam experience appears to be sufficient to meet the needs of many retail consumers. We experienced strong growth in the high-end category driven by the Logitech HD Pro Webcam C920, which offers full HD 1080p video calls on Skype, and from Logitech BCC950 Conference Cam for the enterprise market during fiscal year 2013. The retail video sales decrease was also due to a 1% decline in our digital video security products during this period. We made a strategic decision to divest our digital video security category of products by the end of fiscal year 2014. These decreases were offset in part by a 453% increase in our TV Cam product line driven by strong initial sales from Logitech TV Cam HD which began shipping during the third quarter of fiscal year 2013. We experienced declines in all geographic regions during this period. The declines were led by the Americas region, where sales and units sold decreased by 21% and 28%, followed by the Asia Pacific region, where sales and units sold decreased by 15% and 24%, and by the EMEA region, where sales and units sold decreased by 14% and 25%. China sales and units sold decreased by 6% and 12% during this period.

Retail Video sales decreased 16% and unit sold decreased 15% in fiscal year 2012 compared with fiscal year 2011. This sales decline was mainly due to weakness in our webcam product line, which decreased 19% in sales and 15% in units sold during this period. Our webcam product line continued to be negatively impacted by the combination of market trends and gaps in this product portfolio. In fiscal year 2012, we enhanced this product line by enabling experiences that cannot be easily achieved with an embedded webcam. For example, we experienced strong growth with our initial launch of the Logitech HD Pro Webcam C920, which offers full HD 1080p video calls on Skype, in the latter part of the fiscal year 2012. The sales decline in our webcams was offset in part by strong performance from our video security products, which experienced increases of 45% in sales and 63% in units sold during fiscal year 2012, compared to fiscal year 2011. Geographically, the Americas region led the decline with sales and unit decreases of 25% and 30%, followed by the EMEA region with sales and unit decreases of 12% and 13%. These decreases were offset in part by increase in sales and units sold in the Asia Pacific region of 11% and 23% during this period. China contributed significantly to the solid performance in the Asia Pacific region with sales and unit increases of 80% and 95% during this period.

Retail PC Gaming

Our Retail PC Gaming category is comprised of PC gaming mice, keyboards, headsets and steering wheels.

Retail sales of our PC Gaming category declined 17% during fiscal year 2013, compared with the prior fiscal year, while retail units sold decreased 7%. During fiscal year 2013, we experienced a decline in almost all our PC Gaming categories, with the most significant decline in our steering wheel product category. These declines were offset in part by strong sales from select gaming products including Logitech G600 MMO Gaming Mouse, Logitech G710 Mechanical Gaming Keyboard, and Logitech G930 Wireless Gaming Headsets. The difference between the decline in PC gaming sales and the decrease in units sold during fiscal year 2013 reflects a product mix shift away from higher-priced steering wheels to lower-priced mice, keyboards and gamepads. The overall decline in this category primarily reflects an aging product line-up that we have started addressing. For instance, in late March 2013, we announced the launch of eight new gaming products, including mice, keyboards and headsets. PC Gaming sales in the Americas, EMEA and Asia Pacific regions decreased by 10%, 15% and 26% in fiscal year 2013, compared to fiscal year 2012. China sales and units sold decreased by 14% and 13% during this period.

Retail sales of our PC Gaming category increased 17% in sales and 10% in units sold in fiscal year 2012, compared with fiscal year 2011. During fiscal year 2012, we experienced an increase in almost all of our PC gaming categories. This increase was primarily driven by increased sales and units sold of 56% and 59% in our steering wheel product line, followed by increased sales and units sold of 12% in gaming mice. PC gaming sales in the

Americas, EMEA and Asia Pacific regions increased by 17%, 13% and 23% in fiscal year 2012, compared to fiscal year 2011. China contributed significantly to the increase in the Asia Pacific region with increased sales and units sold of 65% and 54% during this period.

Retail Remotes

Our Retail Remotes category is comprised of our Harmony remotes.

Retail sales of our Remotes category decreased 21% during fiscal year 2013, compared with the prior fiscal year, while retail units sold decreased 37%. Sales decline was concentrated in the low and mid-range remotes, which decreased by 39% and 66% during this period. The high-end category experienced a less steep decrease of 7% decrease during this period due to the launch of Harmony Touch in October 2012, our first new high-end remote in over four years. The significantly steeper decline in units sold, relative to sales, primarily reflects our transition over the last several quarters away from selling low to mid-range remotes. In the third quarter of fiscal year 2013, we made a strategic decision to divest our remotes category by the end of fiscal year 2014. Remote sales in the Americas, EMEA and Asia Pacific regions decreased by 15%, 40% and 28% in fiscal year 2013, compared to fiscal year 2012.

Our Retail Remotes category decreased by 37% in sales and 22% in units sold in fiscal year 2012, compared to fiscal year 2011. This sales decline in fiscal year 2012 was due to the lack of a meaningful refresh of new products in this category. Remotes sales in the Americas, EMEA and Asia Pacific regions decreased by 30%, 47% and 66% in fiscal year 2012, compared to fiscal year 2011.

Retail Other

This category is comprised of a variety of products that we currently intend to transition out of, or have already transitioned out of, as they are no longer strategic to our business. Products currently included in this category include speaker docks, streaming media systems, console gaming peripherals and Logitech Revue for Google TV products.

Retail sales of this category decreased by 68% during fiscal year 2013, compared with same period in the prior fiscal year, while retail units sold decreased 53% during this period. Speaker docks decreased by 68%, streaming media systems decreased by 51%, Logitech Revue for Google TV decreased by 95%, and console gaming peripherals decreased by 166% during fiscal year 2013, compared to the same period of the prior fiscal year. Our other category sales in the Americas, EMEA and Asia Pacific regions decreased by 71%, 62% and 81% in fiscal year 2013, compared to fiscal year 2012. We plan to discontinue other non-strategic products by the end of fiscal year 2014.

Retail sales of this category decreased 18%, while unit sold decreased 4% in fiscal year 2012 compared with the prior fiscal year. Logitech Revue for Google TV decreased by 53%, console gaming peripherals decreased by 28%, streaming media systems decreased by 14%, and Speaker docks decreased by 2% during fiscal year 2012, compared to fiscal year 2011. Our other category sales decreased by 34% and 8% in the Americas and EMEA regions, and increased by 13% in the Asia Pacific region in fiscal year 2012, compared to fiscal year 2011.

OEM

OEM net sales decreased 24% and 17% and units sold decreased 12% in fiscal years 2013 and 2012, compared with the preceding fiscal years. These declines were primarily due to lower sales in the keyboard/ desktop category due to product mix changes with a large customer, and lower sales of OEM mice.

Video Conferencing

Video conferencing net sales decreased 7% in fiscal year 2013, compared with the prior fiscal year, due to sales declines in all geographic regions, and were impacted by the slowdown in the overall video conferencing industry in recent quarters, together with the competitive environment in fiscal year 2013 and lower demand related to new product launches. Video conferencing net sales increased 10% in fiscal year 2012 over 2011, primarily driven by growth in the EMEA and Asia Pacific regions, with strong growth in Russia, China and Australia. Sales of infrastructure software and hardware grew due to the launch of the LifeSize Bridge and the LifeSize UVC Video Center in late fiscal year 2011.

Gross Profit

Gross profit for fiscal years 2013, 2012 and 2011 was as follows (in thousands):

	Year Ended March 31,			Change %	
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Net sales	$2,099,883	$2,316,203	$2,362,886	(9)%	(2)%
Cost of goods sold	1,392,581	1,539,614	1,526,380	(10)%	1%
Gross profit	$ 707,302	$ 776,589	$ 836,506	(9)%	(7)%
Gross margin	33.7%	33.5%	35.4%		

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs, write-down of inventories and amortization of intangible assets.

Our gross margin for fiscal year 2013 remained relatively constant at 33.7%, compared with 33.5% of the prior fiscal year. During fiscal year 2013, we experienced gross margin improvement from a valuation adjustment related to Logitech Revue and related peripherals which occurred during fiscal year 2012, and from the improvements to our channel pricing program and global supply chain process. These improvements were almost entirely offset by an unfavorable change in retail product mix, the negative impact of a weaker euro, a charge to revalue our inventory of several headphones and a large form-factor wireless speaker included in our Audio- Wearables & Wireless retail product category, pricing actions related to the simplification of our product portfolio in the Americas and EMEA regions, costs related to product development efforts that were discontinued as a result of our restructuring plans announced during fiscal year 2013, and a provision for a patent dispute.

The decline in gross margin in fiscal year 2012 compared with 2011 resulted from increased manufacturing and distribution costs due to higher labor and obsolescence costs, from a $34.1 million inventory valuation adjustment reflecting the lower of cost or market on our inventory of Logitech Revue and related peripherals on hand and at our suppliers, and an unfavorable shift in retail product mix towards products with lower average selling prices.

Operating Expenses

Operating expenses for fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,			Change %	
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Marketing and selling	$431,598	$423,854	$420,580	2%	1%
% of net sales	20.6%	18.3%	17.8%		
Research and development	153,922	162,331	156,390	(5)%	4%
% of net sales	7.3%	7.0%	6.6%		
General and administrative	113,824	118,423	116,880	(4)%	1%
% of net sales	5.4%	5.1%	4.9%		
Impairment of goodwill and other assets	216,688	—	—	NM	0%
% of net sales	10.3%	0.0%	0.0%		
Restructuring charges	43,704	—	—	NM	0%
% of net sales	2.1%	0.0%	0.0%		
Total operating expenses	$959,736	$704,608	$693,850	36%	2%
% of net sales	45.7%	30.4%	29.4%		

The increase in total operating expenses as a percentage of net sales in fiscal year 2013 compared with fiscal year 2012 was primarily attributable to the $214.5 million goodwill impairment charge related to our video conferencing reporting unit and from the $43.7 million in costs related to restructuring plans we implemented in fiscal year 2013.

Our operating expenses are incurred in U.S. dollars, Chinese renminbi, Swiss francs, euros, and, to a lesser extent, 29 other currencies. To the extent that the U.S. dollar significantly increases or decreases in value relative to the currencies in which our operating expenses are denominated, the reported dollar amounts of our sales and expenses may decrease or increase. We refer to our operating expenses excluding the impact of foreign currency exchange rates as constant dollar operating expenses. Constant dollar operating expenses are a non-GAAP financial measure, which is information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. GAAP. Our management uses these non-GAAP measures in its financial and operational decision-making, and believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate a better understanding of changes in operating expenses. Constant dollar operating expenses are calculated by translating current period operating expenses in each local currency at the prior period's average exchange rate for that currency.

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Marketing and selling expense increased 2% in fiscal year 2013 compared with the same period of the prior fiscal year. We experienced increased advertising, product design, consulting and marketing expenses associated with the launch of new products, which were partially offset by decreases in personnel-related expenses and share-based compensation expense from restructuring plans we implemented in fiscal year 2013.

Marketing and selling expense increased 1% in fiscal year 2012 compared with 2011, primarily from higher personnel-related expenses resulting from increased headcount for LifeSize, the enterprise market team, and the Asia Pacific region, higher infrastructure costs to support the additional headcount, and the settlement of a customer bankruptcy dispute. These increases were substantially offset by a decrease in variable demand generation activities compared with fiscal year 2011, and a decrease in accrued bonus expense resulting from lower than anticipated profitability levels.

Foreign currency exchange rates did not have a material effect on marketing and sales expense in fiscal years 2013, 2012 and 2011. If foreign currency exchange rates had been the same in fiscal years 2013 and 2012, the percentage change in constant dollar marketing and sales expense would have been an increase of 3% instead of an increase of 2%. If foreign currency exchange rates had been the same in fiscal years 2012 and 2011, the percentage change in constant dollar marketing and sales expense would have been a decrease of 1% instead of an increase of 1%.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

Although we continued to make investments in product development, we experienced a 5% decrease in research and development expense in fiscal year 2013 compared with the prior fiscal year, primarily from a decline in personnel-related expenses due to the reduction in worldwide workforce resulting from our recent restructuring plans.

The 4% increase in research and development expense in fiscal year 2012 compared with fiscal year 2011 was primarily due to higher personnel-related expenses, mainly from our LifeSize division, and from increased investments in product development for pointing devices, audio and digital home. These increases were offset in part by decreases in accrued bonus expense resulting from lower than anticipated profitability levels, lower share-based compensation expense, and cost containment efforts in consulting and outsourcing.

Foreign currency exchange rates did not have a material effect on marketing and sales expense in fiscal years 2013, 2012 and 2011. If foreign currency exchange rates had been the same in fiscal years 2013 and 2012, the percentage change in constant dollar research and development expense would have been a decrease of 4% instead of a decrease of 5%. If foreign currency exchange rates had been the same in fiscal years 2012 and 2011, the change in constant dollar research and development expense would have been an increase of 1% instead of 4%.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense decreased 4% in fiscal year 2013 compared with the prior fiscal year, primarily from the decline in personnel-related expenses and share-based compensation expense due to the reduction in worldwide workforce from our recent restructuring plans, offset in part by the write-off of the remaining lease obligations resulting from the exit of our former corporate headquarters.

General and administrative expense increased by 1% in fiscal year 2012 compared with fiscal year 2011, primarily due to higher personnel-related expenses resulting from increased headcount, mainly from our LifeSize division, offset in part by a decrease in accrued bonus expense resulting from lower than anticipated profitability levels and lower share-based compensation expense resulting from executive departures.

Foreign currency exchange rates did not have a material effect on marketing and sales expense in fiscal years 2013, 2012 and 2011. If foreign currency exchange rates had been the same in fiscal years 2013 and 2012, the percentage change in constant dollar general and administrative expense would have been a decrease of 2% instead of a decrease of 4%. If foreign currency exchange rates had been the same in fiscal years 2012 and 2011, the percentage change in constant dollar general and administrative expense would have been a decrease of 1% instead of an increase of 1%.

Impairment of Goodwill and Other Assets

While performing our annual goodwill impairment analysis of each of our reporting units as of December 31, 2012, we determined that our video conferencing reporting unit's estimated fair value was less than its carrying value, thus requiring a Step 2 assessment of this reporting unit. This impairment primarily resulted from a decrease in our expected CAGR during the assessment forecast period based on greater evidence of the overall enterprise video conferencing industry experiencing a slowdown in recent quarters, combined with lower demand related to new product launches, increased competition in fiscal year 2013 and other market data. The Step 2 test required us to fair value all assets and liabilities of our video conferencing reporting unit to determine the implied fair value of this reporting unit's goodwill. We were unable to complete the Step 2 analysis prior to filing of our Form 10-Q for the quarterly period ended December 31, 2012 due to the complexities of determining the implied fair value of goodwill of our video conferencing reporting unit. Based on our work performed during the third quarter of fiscal year 2013, we initially recorded an estimated goodwill impairment charge of $211.0 million. During the fourth quarter of fiscal year 2013, we completed this goodwill impairment assessment and recorded an additional $3.5 million in goodwill impairment charge related to our video conferencing reporting unit. During the fourth quarter of fiscal year 2013, we also recorded impairment charges of $2.1 million related to our digital video security product line, included within our Retail Video product category, which we plan to divest by the end of fiscal year 2014.

Restructuring Charges

Our restructuring activities were mainly attributable to the peripheral operating segment. The following table summarizes restructuring-related activities during the year ended March 31, 2013 (in thousands):

	Total	Termination Benefits	Lease Exit Costs	Other
Accrual balance at March 31, 2012	$ —	$ —	$ —	$ —
Charges	43,705	41,088	1,308	1,309
Cash payments	(30,324)	(27,768)	(1,233)	(1,323)
Foreign exchange	77	63	—	14
Accrual balance at March 31, 2013	$ 13,458	$ 13,383	$ 75	$ —

During the first quarter of fiscal year 2013, we implemented a restructuring plan to simplify our organization, to better align costs with our current business, and to free up resources to pursue growth opportunities. A majority of the restructuring activity was completed during the three months ended June 30, 2012. As part of this restructuring plan, we reduced our worldwide non-direct-labor workforce by approximately 340 employees. Charges and other costs related to the workforce reduction are presented as restructuring charges in the consolidated statements of operations. During the year ended March 31, 2013, restructuring charges under this plan included $25.9 million in termination benefits to affected employees, $1.3 million in legal, consulting, and other costs as a result of the terminations, and $1.3 million in lease exit costs associated with the closure of existing facilities. We substantially completed this restructuring plan during the fourth quarter of fiscal year 2013.

During the fourth quarter of fiscal year 2013, we implemented an additional restructuring plan to align our organization to our strategic priorities of increasing focus on mobility products, improving profitability in PC-related products and enhancing global operational efficiencies. As part of this restructuring plan, we reduced our worldwide non-direct-labor workforce by approximately 220 employees. Restructuring charges under this plan primarily consist of severance and other one-time termination benefits. Charges and other costs related to the workforce reduction are presented as restructuring charges in the consolidated statements of operations. During the year ended March 31, 2013, restructuring charges under this plan included $15.2 million in termination benefits to affected employees. We estimate completing this restructuring plan during fiscal year 2014.

Interest Income, Net

Interest income and expense for fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,			Change %	
	2013	2012	2011	2013 vs 2012	2012 vs 2011
Interest income	$ 2,215	$3,121	$2,343	(29)%	33%
Interest expense	(1,308)	(447)	(27)	193%	1556%
Interest income, net	$ 907	$2,674	$2,316	(66)%	15%

Interest income was lower in fiscal year 2013 compared with fiscal year 2012 primarily due to lower invested balances resulting from the $133.5 million cash dividend payment made on September 18, 2012 and from the $90.0 million paid to repurchase 8.6 million shares under our amended September 2008 buyback program. Interest income was higher in fiscal year 2012 compared with fiscal year 2011 primarily due to higher interest rates.

Interest expense was higher in fiscal year 2013 and 2012 compared with corresponding prior fiscal year primarily due to commitment fees and non-recurring fees related to the revolving credit facility entered into in December 2011.

Other Income, Net

Other income and expense for fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,		
	2013	2012	2011
Investment impairment	$ (3,600)	$ —	$ (43)
Gain (loss) on sale of property and plant	—	8,967	838
Gain on sale of investments	831	6,109	—
Foreign currency exchange gains, net	104	1,575	480
Investment income related to deferred compensation plan	933	227	1,409
Other, net	(466)	(256)	792
Other income (expense), net	$ (2,198)	$16,622	$3,476

The $3.6 million investment impairment in fiscal year 2013 resulted from the write-down of an investment in a privately-held company.

The gain on sale of property and plant in fiscal year 2012 relates to the sale of unused manufacturing properties in China. The gain on sale of building in the fiscal year 2011 relates to the sale of our building in Romanel, Switzerland.

During fiscal year 2013, we sold the remaining two of our available-for-sale securities with a total carrying value of $0.4 million and a total par value of $15.2 million for $0.9 million. This sale resulted in $0.8 million of gain recognized in other income (expense), net, $0.3 million of which resulted from the recognition of a temporary increase in fair value previously recorded in accumulated other comprehensive loss. During fiscal year 2012, we sold two of our available-for-sale securities, with a total carrying value of $0.5 million and a total par value of $10.0 million, for $6.6 million, resulting in a gain of $6.1 million.

Foreign currency exchange gains or losses relate to balances denominated in currencies other than the functional currency of a particular subsidiary, to the sale of currencies, and to gains or losses recognized on foreign exchange forward contracts. We do not speculate in currency positions, but we are alert to opportunities to maximize foreign exchange gains.

Investment income for fiscal years 2013 and 2012 represents earnings, gains, and losses on trading investments related to a deferred compensation plan offered by one of our subsidiaries. Investment income for fiscal year 2011 represents earnings, gains, and losses on the trading investments and changes in the cash surrender value of Company-owned life insurance contracts, related to the same deferred compensation plan. In December 2010, we surrendered the life insurance contracts for cash, and invested the proceeds in a portfolio of mutual funds, which represent the trading investments.

Provision for (benefit from) for Income Taxes

The provision for (benefit from) income taxes and effective income tax rate for fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,		
	2013	**2012**	**2011**
Provision for (benefit from) income taxes	$(25,588)	$19,819	$19,988
Effective income tax rate	10.1%	21.7%	13.5%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management's assessment of matters such as the ability to realize deferred tax assets.

The change in the effective income tax rate to 10.1% in fiscal year 2013 compared with 21.7% in fiscal year 2012 is primarily due to the mix of income and losses in the various tax jurisdictions in which we operate, and a tax benefit of $35.6 million in fiscal year 2013 related to the reversal of uncertain tax positions resulting from the closure of federal income tax examinations in the U.S.

The change in the effective income tax rate to 21.7% in fiscal year 2012 compared with 13.5% in 2011 is primarily due to the mix of income and losses in the various tax jurisdictions in which we operate, and a tax benefit of $7.2 million in fiscal year 2011 from the closure of income tax audits in certain jurisdictions.

On January 2, 2013, the enactment in the U.S. of the American Taxpayer Relief Act of 2012 extended retroactively through the end of calendar year 2013 the U.S. federal research and development tax credit which had expired on December 31, 2011. The income tax benefit for the fiscal year ended March 31, 2013 reflected a $2.2 million tax benefit from the reinstatement of the U.S. federal research tax credit.

As of March 31, 2013, the total amount of unrecognized tax benefits and related accrued interest and penalties due to uncertain tax positions was $102.0 million, of which $90.3 million would affect the effective income tax rate if realized. The decline in unrecognized tax benefits associated with uncertain tax positions in the amount of $42.0 million in fiscal year 2013 is primarily due to $42.8 million from the effective settlement of income tax examinations in the U.S. in which a $35.6 million of tax benefit was recognized.

We continue to recognize interest and penalties related to unrecognized tax positions in income tax expense. We recognized $1.0 million, $1.2 million and $1.3 million in interest and penalties in income tax expense during fiscal years 2013, 2012 and 2011. As of March 31, 2013, 2012 and 2011, we had approximately $6.6 million, $7.5 million and $8.0 million of accrued interest and penalties related to uncertain tax positions.

We file Swiss and foreign tax returns. For all these tax returns, we are generally not subject to tax examinations for years prior to fiscal year 2001. In the fiscal quarter ended September 30, 2012, we effectively settled the examinations of fiscal years 2006 and 2007 with the IRS (U.S. Internal Revenue Service). We reversed $33.8 million of unrecognized tax benefits associated with uncertain tax positions and recorded a $1.7 million tax provision from the assessments as a result of the closure, resulting in a net tax benefit of $32.1 million. There was no cash tax liability from the settlement due to utilization of net operating loss carryforwards.

We also effectively settled the examinations of fiscal years 2008 and 2009 with the IRS in the subsequent fiscal quarter ended December 31, 2012. We reversed $9.0 million of unrecognized tax benefits associated with uncertain tax positions and recorded a $5.5 million tax provision from the assessments, resulting in a net tax benefit of $3.5 million. There was no cash tax liability from the settlement due to utilization of net operating loss carryforwards. The effective settlement of the IRS examinations of fiscal years 2006 through 2009 resulted in an overall net tax benefit of $35.6 million in fiscal year 2013.

We are also under examination and have received assessment notices in other tax jurisdictions. At this time, we are not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on our results of operations.

Although we have adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. It is not possible at this time to reasonably estimate the decrease of the unrecognized tax benefits within the next twelve months.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2013, our working capital was $391.3 million, compared with $576.7 million at March 31, 2012. This decrease in working capital was due to lower cash balances, primarily resulting from the $133.5 million cash dividend payment paid on September 18, 2012 and from the repurchase of 8.6 million shares for $90.0 million.

During the fiscal year 2013, we generated $117.0 million of cash flow from operating activities. Our main sources of operating cash flows were net loss after adding non-cash expenses of depreciation, amortization, impairment of goodwill and other assets, investment impairment, share-based compensation expense and inventory valuation adjustment, and from decreases in accounts receivables and inventories. These sources of operating cash flows were offset in part by decreases in accounts payables and accrued liabilities and an increase in other assets. Net cash used in investing activities was $50.2 million, primarily from $46.9 million of investments in leasehold improvements, computer hardware and software, tooling and equipment and from investments in privately-held companies of $4.4 million. Net cash used in financing activities was $210.0 million, primarily from the $133.5 million cash dividend payment and from the $90.0 million used to repurchase 8.6 million shares under our share buyback program, offset in part by $16.0 million in proceeds received from sale of shares upon exercise of options and purchase rights.

At March 31, 2013, we had cash and cash equivalents of $333.8 million. Our cash and cash equivalents are comprised of bank demand deposits and short-term time deposits carried at cost, which is equivalent to fair value. Approximately 45% of our cash and cash equivalents are held by our Swiss-based entities, and approximately 37% is held by our subsidiaries in Hong Kong and China. We do not believe we would be subject to any material adverse tax impact or significantly inhibited by any country in which we do business from the repatriation of funds to Switzerland, our home domicile.

In December 2011, we entered into a Senior Revolving Credit Facility Agreement with a group of primarily Swiss banks that provides for a revolving multicurrency unsecured credit facility in an amount of up to $250.0 million. We may, upon notice to the lenders and subject to certain requirements, arrange with existing or new lenders to provide up to an aggregate of $150.0 million in additional commitments, for a total of $400.0 million of unsecured revolving credit. The credit facility may be used for working capital, general corporate purposes, and acquisitions. There were no outstanding borrowings under the credit facility at March 31, 2013.

The credit facility matures on October 31, 2016. We may prepay the loans under the credit facility in whole or in part at any time without premium or penalty. Borrowings under the credit facility will accrue interest at a per annum rate based on LIBOR (London Interbank Offered Rate), or EURIBOR (Euro Interbank Offered Rate) in the case of loans denominated in euros, plus a variable margin determined quarterly based on the ratio of senior debt to earnings before interest, taxes, depreciation and amortization for the preceding four-quarter period, plus, if applicable, an additional rate per annum intended to compensate the lenders for the cost of compliance with regulatory reserve requirements and other banking regulations. We also pay a quarterly commitment fee of 40% of the applicable margin on the available commitment. In connection with entering into the credit facility, we incurred non-recurring fees totaling $1.5 million, which are amortized on a straight-line basis over the term of the credit facility.

The facility agreement contains representations and covenants, including threshold financial covenants, and events of default customary in Swiss credit markets. Affirmative covenants include covenants regarding reporting requirements, maintenance of insurance, maintenance of properties and compliance with applicable laws and regulations, and financial covenants that require the maintenance of net senior debt, interest cover and adjusted equity ratios determined in accordance with the terms of the facility. Negative covenants limit the ability of the Company and its subsidiaries, among other things, to grant liens, make investments, incur debt, make restricted payments, enter into a merger or acquisition, or sell, transfer or dispose of assets, in each case subject to certain exceptions. As of March 31, 2013, we were not in compliance with the interest cover ratio of this facility. This situation resulted from the significant operating loss incurred during fiscal year 2013. We believe that this is only a short-term situation. Until we are in compliance with all covenants, including the interest cover ratio, this facility is not available for our use.

This facility stipulates that, upon an uncured event of default under the facility, the lenders may declare all or a portion of the outstanding obligations payable by us to be immediately due and payable, terminate their commitments and exercise other rights and remedies provided for under the facility. The events of default under the facility include, among other things, payment defaults, covenant defaults, inaccuracy of representations and warranties, cross defaults with certain other indebtedness, bankruptcy and insolvency events and events that have a material adverse effect (as defined in the facility). Upon a change of control of the Company, lenders whose commitments aggregate more than two-thirds of the total commitments under the facility may terminate the commitments and declare all outstanding obligations to be due and payable.

We have credit lines with several European and Asian banks totaling $55.8 million as of March 31, 2013. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from the banks, we believe that these lines of credit will continue to be made available because of our long-standing relationships with these banks and our current financial condition. At March 31, 2013, there were no outstanding borrowings under these lines of credit. There are no financial covenants or cross default provisions under these facilities. The Company also has credit lines related to corporate credit cards totaling $17.3 million as of March 31, 2013. The outstanding borrowings under these credit lines are recorded in other current liabilities. There are no financial covenants or cross default provisions under these credit lines.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, from capital markets and bank borrowings. Our normal liquidity for the next 12 months and our longer-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand, and borrowings, as needed, under our credit facilities. Based upon our available cash balances, credit lines and credit facility, and the trend of our historical cash flow generation, we believe we have sufficient liquidity to fund operations for at least the next 12 months.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for fiscal years 2013, 2012 and 2011 (dollars in thousands):

	As of March 31,		
	2013	**2012**	**2011**
Accounts receivable, net	$179,565	$223,104	$258,294
Inventories	$261,083	$297,072	$280,814
Working capital	$391,325	$579,946	$605,666
Days sales in accounts receivable (DSO)[1]	34 days	38 days	42 days
Inventory turnover (ITO)[2]	4.8x	4.6x	5.2x

	Year Ended March 31,		
	2013	**2012**	**2011**
Net cash provided by operating activities	$116,990	$196,142	$156,742

(1) DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.

(2) ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

During fiscal year 2013, we generated cash of $117.0 million from operating activities compared with $196.1 million in the prior fiscal year. The primary drivers of this decrease involved a net loss of $228.1 million in fiscal year 2013 compared with a net income of $71.5 million in fiscal year 2012, accounts payable decrease of $36.3 million in fiscal year 2013 compared with a $3.6 million increase in fiscal year 2012, and accrued liabilities decrease of $11.0 million in fiscal year 2013 compared with a $9.9 million increase in fiscal year 2012. These decreases to operating cash flows were offset in part by increases to operating cash flows from a $44.9 million decrease in accounts receivable in fiscal year 2013 compared with a $29.3 million decrease in fiscal year 2012, and from a $25.0 million decrease in inventories in fiscal year 2013 compared with a $36.6 million increase in fiscal year 2012.

During fiscal year 2012, we generated net cash of $196.1 million, compared with $156.7 million in 2011 and $365.3 million in 2009. The increase in fiscal year 2012 compared with 2011 was primarily due to lower accounts receivable balances, and a smaller increase in inventories. The increases in cash provided by operating activities were offset in part by lower net income and lower accounts payable balance.

DSO for fiscal year 2013 decreased by 4 days compared with fiscal year 2012 and increased by 9 days compared with fiscal year 2011. The decrease in fiscal year 2013 over 2012 was primarily due to increased cash collections. The decrease in fiscal year 2012 over 2011 was primarily due to lower accounts receivable balances resulting from increased cash collections.

Typical payment terms require customers to pay for product sales generally within 30 to 60 days. However, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. We do not modify payment terms on existing receivables, but may offer discounts for early payment.

Inventory turnover increased between fiscal years 2013 and 2012 primarily due to lower inventory levels at fiscal-end in relation to sales during the fourth quarter. Inventory turnover decreased between 2012 and 2011 primarily due to higher inventory levels at fiscal year-end in relation to sales during the fourth quarter.

Cash Flow from Investing Activities

Cash flows from investing activities during fiscal years 2013, 2012 and 2011 were as follows (in thousands):

	Year Ended March 31,		
	2013	2012	2011
Purchases of property, plant and equipment	$(46,945)	$(47,807)	$(43,039)
Acquisitions, net of cash acquired	—	(18,814)	(7,300)
Investment in privately-held company	(4,420)	—	—
Proceeds from sales of available-for-sale securities	917	6,550	—
Proceeds from sales of property and plant	—	8,967	2,688
Purchases of trading investments for deferred compensation plan	(4,196)	(7,505)	(19,075)
Proceeds from sales of trading investments for deferred compensation plan	4,463	7,399	6,470
Proceeds from cash surrender of life insurance policies	—	—	11,313
Proceeds from sales of business	—	—	9,087
Premiums paid on cash surrender value life insurance policies	—	—	(5)
Net cash used in investing activities	$(50,181)	$(51,210)	$(39,861)

Our expenditures for property, plant and equipment during fiscal years 2013, 2012 and 2011 were principally for normal expenditures for leasehold improvements, computer hardware and software, tooling, and equipment. Purchasing activity in fiscal year 2012 compared with 2011 was higher primarily due to leasehold improvement costs related to our new Americas headquarters.

In fiscal year 2012, we acquired Mirial S.r.l. for a total consideration of $18.8 million (A13.0 million), net of cash acquired of $1.4 million (A1.0 million). In fiscal year 2011, we acquired substantially all of the assets of Paradial AS for $7.3 million in a business combination.

During the fiscal year 2013, we invested $4.0 million in a privately-held company in exchange for convertible preferred stock. We account for this investment under the cost method of accounting since we have less than a 20% ownership interest and we lack the ability to exercise significant influence over the operating and financial policies of the investee. During fiscal year 2013, we also invested $0.4 million in another privately-held company in exchange for an approximate 20% ownership interest. We accounted for this investment under the equity method of accounting since we appear to have the ability to exercise significant influence over the operating and financial policies of the investee.

During fiscal year 2013, we sold our two remaining available-for-sale securities for $0.9 million.

Proceeds from the sale of property and plant related to the sale of unused manufacturing properties in China in fiscal year 2012 and the sale of our building in Romanel, Switzerland in fiscal year 2011.

The purchases and sales of trading investments for deferred compensation plan in fiscal year 2013, 2012 and 2011 represent mutual fund activity directed by participants in a deferred compensation plan offered by one of our subsidiaries. The mutual funds are held by a Rabbi Trust.

In fiscal year 2011, we surrendered the life insurance contracts for cash, and invested the proceeds in a portfolio of mutual funds, which represent the trading investments.

In fiscal year 2011, we sold our equity interest in certain 3Dconnexion subsidiaries and the related intellectual property rights for $9.1 million, not including cash retained. The loss resulting from this sale was not material.

Cash Flow from Financing Activities

The following table presents information on our cash flows from financing activities, including information on our share repurchases during fiscal years 2013, 2012 and 2011 (in thousands except per share amounts):

	Year Ended March 31,		
	2013	2012	2011
Cash dividend payment	$(133,462)	$ —	$ —
Purchases of treasury shares[1]	(89,955)	(156,036)	—
Proceeds from sales of shares upon exercise of options and purchase rights	15,982	17,591	43,001
Tax withholdings related to net share settlements of restricted stock units	(2,375)	(966)	(223)
Excess tax benefits from share-based compensation	26	37	3,455
Net cash provided by (used in) financing activities	$(209,784)	$(139,374)	$46,233

	Year Ended March 31,		
	2013	2012	2011
Number of shares repurchased	8,600	17,509	—
Value of shares repurchased[1]	$89,955	$ 156,036	$ —
Average price per share	$ 10.46	$ 8.91	$ —

(1) Represents the amount in U.S. dollars, including transaction costs, calculated based on exchange rates on the repurchase dates.

On September 5, 2012, our shareholders approved a cash dividend payment of CHF 125.7 million out of retained earnings to Logitech shareholders who owned shares on September 17, 2012. Eligible shareholders were paid CHF 0.79 per share ($0.85 per share in U.S. dollars), totaling $133.5 million in U.S. dollars on September 18, 2012.

During fiscal year 2013, we repurchased 8.6 million shares for $90.0 million under our amended September 2008 buyback program. During fiscal year 2012, we repurchased 17.5 million shares for $156.0 million under our September 2008 buyback program. There were no repurchases during fiscal year 2011.

Cash of $16.0 million, $17.6 million and $43.0 million was provided during the fiscal years 2013, 2012 and 2011 from the sale of shares upon exercise of options and purchase rights pursuant to the Company's stock plans. The payment of tax withholdings related to net share settlements of RSUs (restricted stock units) required the use of $2.4 million, $1.0 million and $0.2 million in cash in fiscal years 2013, 2012 and 2011. Tax benefits recognized on the exercise of share-based payment awards provided $0.03 million, $0.04 million and $3.5 million in fiscal years 2013, 2012 and 2011.

Cash Outlook

Our principal sources of liquidity are our cash and cash equivalents, cash flow generated from operations and, to a lesser extent, capital markets and borrowings. Our future working capital requirements and capital expenditures may increase to support investment in product innovations and growth opportunities, or to acquire or invest in complementary businesses, products, services, and technologies.

In December 2011, we entered into a Senior Revolving Credit Facility Agreement with a group of primarily Swiss banks that provides for a revolving multicurrency unsecured credit facility in an amount of up to $250.0 million. We may, upon notice to the lenders and subject to certain requirements, arrange with existing or new lenders to provide up to an aggregate of $150.0 million in additional commitments, for a total of $400.0 million of unsecured revolving credit. The credit facility may be used for working capital, general corporate purposes, and acquisitions.

The credit facility matures on October 31, 2016. We may prepay the loans under the credit facility in whole or in part at any time without premium or penalty. The facility agreement contains representations, covenants, including threshold financial covenants, and events of default customary in Swiss credit markets. There were no outstanding borrowings under the credit facility at March 31, 2013. As of March 31, 2013, we were not in compliance with the interest cover ratio of this facility. This situation resulted from the significant operating loss incurred during fiscal year 2013. We believe that this is only a short-term situation. Until we are in compliance with all covenants, including the interest cover ratio, this facility is not available for our use.

In September 2008, our Board of Directors approved a share buyback program, which authorizes the Company to invest up to $250.0 million to purchase its own shares. In November 2011, we received approval from the Swiss regulatory authorities for an amendment to the September 2008 share buyback program to enable future repurchases of shares for cancellation. In fiscal year 2012, we repurchased 17.5 million shares for $156.0 million under the September 2008 program. Under the amended September 2008 program, we repurchased 8.6 million shares for $90.0 million during fiscal year 2013. As of March 31, 2013, the approved amount remaining under the amended September 2008 program was $4.4 million. On September 5, 2012, our shareholders approved the cancellation of 18.5 million shares repurchased under the September 2008 amended share buyback program. These shares were legally cancelled during the third quarter of fiscal year 2013.

We file Swiss and foreign tax returns. For all these tax returns, we are generally not subject to tax examinations for years prior to fiscal year 2001. In the fiscal quarter ended September 30, 2012, we effectively settled the examinations of fiscal years 2006 and 2007 with the IRS (U.S. Internal Revenue Service). We reversed $33.8 million of unrecognized tax benefits associated with uncertain tax positions and recorded a $1.7 million tax provision from the assessments as a result of the closure, resulting in a net tax benefit of $32.1 million. There was no cash tax liability from the settlement due to utilization of net operating loss carryforwards.

We also effectively settled the examinations of fiscal years 2008 and 2009 with the IRS in the subsequent fiscal quarter ended December 31, 2012. We reversed $9.0 million of unrecognized tax benefits associated with uncertain tax positions and recorded a $5.5 million tax provision from the assessments, resulting in a net tax benefit of $3.5 million. There was no cash tax liability from the settlement due to utilization of net operating loss carryforwards. The effective settlement of the IRS examinations of fiscal years 2006 through 2009 resulted in an overall net tax benefit of $35.6 million in fiscal year 2013.

We are also under examination and have received assessment notices in other tax jurisdictions. At this time, we are not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on our results of operations.

Although we have adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. It is not possible at this time to reasonably estimate the decrease of the unrecognized tax benefits within the next twelve months.

During the first quarter of fiscal year 2013, we implemented a restructuring plan to reduce operating costs and improve financial results. We substantially completed this restructuring plan during the fourth quarter of fiscal year 2013. During the fourth quarter of fiscal year 2013, we implemented an additional restructuring plan to realign our organization to increase our focus on mobility products, improve profitability in PC-related products and enhance our global operational efficiencies.

Our other contractual obligations and commitments which require cash are described in the following sections.

For over ten years, we have generated positive cash flows from our operating activities, including cash from operations of $117.0 million in fiscal year 2013. During the fiscal year 2013, our normal level of cash and cash equivalents was significantly reduced by the cash dividend payment of CHF 125.7 million (U.S. dollar amount of

$133.5 million at the time it was paid) out of retained earnings, and by the $90.0 million in share repurchases during this period. If we do not generate sufficient operating cash flows to support our operations and future planned cash requirements, our operations could be harmed and our access to credit facilities could be restricted or eliminated. However, we believe that the trend of our historical cash flow generation, our projections of future operations and reduced expenses, our available cash balances, credit lines and credit facility will provide sufficient liquidity to fund our operations for at least the next 12 months.

Although we believe that we can meet our liquidity needs, if we fail to meet our operating forecast or market conditions negatively affect our cash flows or ability to fund growth opportunities, we may be required to seek additional funding. If we seek additional funding, adequate funds may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, or at all, we may be unable to adequately fund our business plans and it could have a negative effect on our business, operating cash flows and financial condition.

Contractual Obligations and Commitments

As of March 31, 2013, our outstanding contractual obligations and commitments included: (i) facilities leased under operating lease commitments, (ii) purchase commitments and obligations, (iii) long-term liabilities for income taxes payable, and (iv) defined benefit pension plan and non-retirement post-employment benefit obligations. The following summarizes our contractual obligations and commitments at March 31, 2013 (in thousands):

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Operating leases	$ 90,963	$ 18,018	$26,269	$17,176	$29,500
Purchase commitments—inventory	158,859	158,859	—	—	—
Purchase obligations—operating expenses	55,051	55,051	—	—	—
Purchase obligations—capital expenditures	16,476	16,476	—	—	—
Income taxes payable—non-current[1]	98,827	—	—	—	—
Obligation for deferred compensation[1]	15,631	—	—	—	—
Pension and post-employment obligations[1]	40,314	—	—	—	—
Other long-term liabilities[2]	10,676	—	—	—	—
Total contractual obligations and commitments	$486,797	$248,404	$26,269	$17,176	$29,500

(1) As specific payment dates for these obligations are unknown, the related balances have not been reflected in the "Payments Due by Period" section of the table. We expect to contribute approximately $3.8 million to our defined benefit pension plans during fiscal year 2014.

(2) Other long-term liabilities at March 31, 2013 related to various other obligations. As specific payment dates for these obligations are unknown, the related balances have not been reflected in the "Payments Due by Period" section of the table.

Operating Leases

We lease facilities under operating leases, certain of which require us to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at our option and usually include escalation clauses linked to inflation. The remaining terms on our non-cancelable operating leases expire in various years through 2028. Our asset retirement obligations on these leases as of March 31, 2013 were $1.8 million.

Purchase Commitments

At March 31, 2013, we have fixed purchase commitments of $158.9 million for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers, which are expected to be fulfilled by June 30, 2013. We also had commitments of $55.1 million for consulting services, marketing arrangements, advertising, outsourced customer services, information technology maintenance and support services, and other services. Fixed purchase commitments for capital expenditures amounted to $16.5 million at March 31, 2013, and primarily relate to commitments for computer hardware and leasehold improvements. We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow us the option to reschedule and adjust our requirements based on business needs prior to delivery of goods or performance of services.

Income Taxes Payable

At March 31, 2013, we had $98.8 million in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions, compared with $137.3 million in non-current taxes payable as of March 31, 2012. The decline in income tax liability associated with uncertain tax positions in the amount of $38.5 million is primarily due to $38.9 million from the effective settlement of income tax examinations in the U.S.

As specific payment dates for these obligations are unknown, the related balances have not been reflected in the "Payments Due by Period" section of the table.

Obligation for Management Deferred Compensation

At March 31, 2013, we had $15.6 million in liabilities related to a deferred compensation plan offered by one of our subsidiaries. See Note 4, *Employee Benefit Plans*, for more information.

Pension and Post-Employment Obligations

At March 31, 2013, we had $40.3 million in liabilities related to our defined benefit pension plans and non-retirement post-employment benefit obligations, of which $4.4 million is payable in the next 12 months. See Note 4, *Employee Benefit Plans*, for more information.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us.

Guarantees

Logitech International S.A., the parent holding company, has guaranteed payment of the purchase obligations of various subsidiaries from certain component suppliers. These guarantees generally have an unlimited term. The maximum potential future payment under the guarantee arrangements is limited to $30.0 million. At March 31, 2013, there were no purchase obligations outstanding for which the parent holding company was required to guarantee payment.

Logitech Europe S.A., a subsidiary of the parent holding company, has guaranteed the purchase obligations of another Logitech subsidiary under two guarantee agreements. One of these guarantees does not specify a maximum amount. The remaining guarantee has a total limit of $7.0 million. As of March 31, 2013, $0.1 million of guaranteed purchase obligations were outstanding under these guarantees. Logitech Europe S.A. has also guaranteed payment of the purchase obligations of a third-party contract manufacturer under two guarantee agreements. The maximum amount of these guarantees was $3.8 million as of March 31, 2013. As of March 31, 2013, $2.0 million of guaranteed purchase obligations were outstanding under these agreements.

Logitech International S.A. and Logitech Europe S.A. have guaranteed certain contingent liabilities of various subsidiaries related to transactions occurring in the normal course of business. The maximum amount of the guarantees was $22.4 million as of March 31, 2013. As of March 31, 2013, $3.0 million of guaranteed obligations were outstanding under these agreements.

Indemnifications

Logitech indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys' fees. No amounts have been accrued for indemnification provisions at March 31, 2013. We do not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under our indemnification arrangements.

Logitech also indemnifies its current and former directors and certain of its current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. Logitech is unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not capped, the obligations are conditional in nature, and the facts and circumstances involved in any situation that might arise.

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ADDITIONAL FINANCIAL DISCLOSURES

ANNUAL REPORT

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ADDITIONAL FINANCIAL DISCLOSURES

MARKETING, SALES AND DISTRIBUTION

Principal Markets

During fiscal year 2013, we determined that the net sales to unaffiliated customers by geographic region amounts previously reported for fiscal years 2012 and 2011 were not properly stated. The table below presents revised amounts along with amounts previously reported in our Form 10-K for fiscal year 2012. These revisions have no impact on the previously reported consolidated statements of operations, consolidated balance sheets or other consolidated financial statements.

	Year ended March 31,						
	2013	2012			2011		
		As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Americas	$ 809,224	$ 953,867	$(74,791)	$ 879,076	$ 1,032,988	$(78,299)	$ 954,689
EMEA	799,075	846,464	51,093	897,557	872,774	55,647	928,421
Asia Pacific	491,584	515,872	23,698	539,570	457,124	22,652	479,776
Total net sales	$ 2,099,883	$ 2,316,203	$ —	$ 2,316,203	$ 2,362,886	$ —	$2,362,886

Sales are attributed to countries on the basis of the customers' locations. Revenues from sales to customers in Switzerland, our home domicile, represented 2% of our total consolidated net sales in fiscal years 2013, 2012 and 2011. In fiscal years 2013, 2012 and 2011, the United States represented 33%, 34% and 36% of our total consolidated net sales. No other single country represented more than 10% of our total consolidated net sales for fiscal years 2013, 2012 and 2011.

In fiscal years 2013, 2012 and 2011, Ingram Micro Inc. and its affiliated entities together accounted for 11%, 14% and 12% of our sales. No other customer individually accounted for more than 10% of our net sales during fiscal years 2013, 2012 and 2011. The material terms of our distribution agreements with Ingram Micro and its affiliated entities are summarized as follows:

- The agreements are non-exclusive in the particular territory and contain no minimum purchase requirements.
- Each agreement may be terminated for convenience at any time by either party. Most agreements provide for termination on 30 days written notice from either party, with two Ingram Micro agreements providing for termination on 90 days notice.
- We generally offer an allowance for marketing activities equal to a negotiated percentage of sales and volume rebates related to purchase volumes or sales of specific products to specified retailers. These terms vary by agreement.
- Most agreements allow price protection credits to be issued for on—hand or in transit new inventory if we, in our sole discretion, lower the price of the product.
- We grant limited rights to return product, which vary by distributor.

Marketing

Logitech builds awareness of our products and recognition of the Logitech brand through targeted advertising, public relations efforts, social media, distinct packaging of our retail products, in-store promotions and merchandising, a Worldwide Web site and other efforts. We also acquire knowledge of our users through customer feedback and market research, including focus groups, product registrations, user questionnaires, primary and multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform user market research, which sometimes results in requests to Logitech for specific products, features or enhancements.

Sales and Distribution

Logitech sells its peripherals through many distribution channels, including distributors, OEMs and regional and national retail chains, including online retailers. We support these retail channels with third-party distribution centers located in North America, Europe and Asia Pacific. These centers perform final configuration of products and product localization with local language manuals, packaging, software CDs and power plugs.

In retail channels, Logitech's direct sales force sells to distributors and large retailers. These distributors in North America include Ingram Micro, Tech Data Corporation, D&H Distributing, and Synnex Corporation. In Europe, pan-European distributors include Ingram Micro, Tech Data, and Gem Distribution. We also sell to many regional distributors such as Actebis GmbH in Germany and Copaco Dc B.V. in the Netherlands. In Asia, major distributors include Beijing Digital China Limited in China, Daiwabo in Japan, and the pan-Asian distributor, Ingram Micro. Our distributor customers typically resell products to retailers, value-added resellers, systems integrators and other distributors with whom Logitech does not have a direct relationship.

Logitech's products can be purchased in most major retail chains, where we typically have access to significant shelf space. These chains in the U.S. include Best Buy, Wal-Mart, Staples, Target, and Office Depot. In Europe, chains include Metro Group (MediaMarkt and Saturn), Carrefour Group, Kesa Electricals, Fnac, and Dixons Stores Group PLC, and in Asia Pacific, Australia's Dick Smith Electronics Limited. Logitech products can also be purchased at the top online e-tailers, which include Amazon.com, TigerDirect.com, Buy.com, CDW, Insight Enterprises, Inc. and others.

Logitech's OEM products are sold to large OEM customers through a direct sales force, and we support smaller OEM customers through distributors. We count the majority of the world's largest PC manufacturers among our customers.

Our Life Size division maintains a separate marketing and sales organization that sells LifeSize products and services to distributors, value-added resellers, OEMs and direct enterprise customers. The large majority of LifeSize revenues are derived from sales of products for use by small-to-medium businesses and public healthcare, education and government organizations.

Through our operating subsidiaries, we maintain sales offices or sales representatives in approximately 41 countries.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Logitech's shares are listed and traded on both the SIX Swiss Exchange, where the share price is denominated in Swiss francs, and on the Nasdaq Global Select Market, where the share price is denominated in U.S. dollars. The trading symbol for Logitech shares is LOGN on the SIX Swiss Exchange and LOGI on Nasdaq. As of May 16, 2013, there were 173,106,620 shares issued (including 13,802,365 shares held as treasury stock) held by 17,266 holders of record, and the closing price of our shares was CHF 6.30 ($6.53 based on exchange rates on such date) per share on the SIX Swiss Exchange and $6.61 per share as reported by the Nasdaq Stock Market.

SIX Swiss Exchange

The following table sets forth certain historical share price information for the Company's shares traded on the SIX Swiss Exchange, as reported by the SIX Swiss Exchange. The U.S. dollar equivalent is based on the noon buying rate on the trading day of the month in which the high or low closing sales price occurred. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Price per share on the SIX Swiss Exchange			
	High	Low	High	Low
	CHF	CHF	$	$
Quarterly Highs and Lows:				
Fiscal year 2013:				
First quarter	10.69	6.93	11.37	7.59
Second quarter	10.31	7.95	10.86	8.50
Third quarter	8.80	6.27	9.36	6.71
Fourth quarter	7.25	6.12	7.87	6.66
Fiscal year 2012:				
First quarter	13.95	8.65	15.22	10.35
Second quarter	9.87	5.99	11.81	8.05
Third quarter	8.94	6.65	10.17	7.27
Fourth quarter	8.24	6.57	8.95	7.07

Nasdaq Global Select Market

The following table sets forth certain historical share price information for the Company's shares traded on the Nasdaq Global Select Market.

	Price per share on Nasdaq	
	High	Low
	$	$
Quarterly Highs and Lows:		
Fiscal year 2013:		
First quarter	11.22	7.64
Second quarter	10.86	8.18
Third quarter	9.38	6.63
Fourth quarter	7.83	6.60
Fiscal year 2012:		
First quarter	14.84	10.48
Second quarter	11.64	7.72
Third quarter	10.34	7.21
Fourth quarter	8.91	7.20

Dividends

Under Swiss law, a corporation may only pay dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's board of directors. On September 5, 2012, Logitech's shareholders approved a cash dividend payment of CHF 125.7 million out of retained earnings to Logitech shareholders who owned shares on September 17, 2012. Eligible shareholders were paid CHF 0.79 per share ($0.85 per share in U.S. dollars), totaling $133.5 million in U.S. dollars on September 18, 2012. This dividend qualified as a distribution of qualifying additional paid-in-capital and, as such, was not subject to Swiss Federal withholding tax.

Dividends paid and similar cash or in-kind distributions made by Logitech to a holder of Logitech shares (including dividends or liquidation proceeds and stock dividends), other than distributions of qualifying additional paid-in-capital if it is available under the current Swiss tax regime, are subject to a Swiss federal anticipatory tax at a rate of 35%. The anticipatory tax must be withheld by Logitech from the gross distribution, and paid to the Swiss Federal Tax Administration.

A Swiss resident holder and beneficial owner of Logitech shares may qualify for a full refund of the Swiss anticipatory tax withheld from such dividends. A holder and beneficial owner of Logitech shares who is a non-resident of Switzerland, but a resident of a country that maintains a double tax treaty with Switzerland, may qualify for a full or partial refund of the Swiss anticipatory tax withheld from such dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of the Logitech shares.

In accordance with the tax convention between the United States and the Swiss Confederation ("Treaty"), a mechanism is provided whereby a United States resident (as determined under the Treaty), and United States corporations, other than U.S. corporations having a "permanent establishment" or a fixed base, as defined in the Treaty, in Switzerland, generally can obtain a refund of the Swiss anticipatory tax withheld from dividends in respect of Logitech shares, to the extent that 15% of the gross dividend is withheld as final withholding tax (i.e. 20% of the gross dividend may generally be refunded). In specific cases, U.S. companies not having a "permanent establishment" or a fixed base in Switzerland owning at least 10% of Logitech registered shares may receive a refund of the Swiss anticipatory tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e. 30% of the gross dividend may be refunded). To get the benefit of a refund, holders must beneficially own Logitech shares at the time such dividend becomes due.

Share Repurchases

The following table presents certain information related to purchases made by Logitech of its equity securities (in thousands, except per share amounts):

Period	Total Number of Shares Purchased as Part of Publicly Announced Program	Average Price Paid Per Share		Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program
		in USD	in CHF	
April 2011	—	—	—	$ 250,000
May 2011	—	—	—	250,000
June 2011	—	—	—	250,000
July 2011	—	—	—	250,000
August 2011	7,329	9.54	7.62	180,061
September 2011	280	10.83	8.61	177,030
October 2011	—	—	—	177,030
November 2011	—	—	—	177,030
December 2011	—	—	—	177,030
January 2012	1,780	7.51	6.90	163,662
February 2012	7,195	8.55	7.79	102,145
March 2012	925	8.53	7.66	94,255
April 2012	800	9.90	8.99	86,332
May 2012	7,425	10.52	9.73	8,245
June 2012	375	10.16	9.73	4,435
July 2012	—	—	—	4,435
August 2012	—	—	—	4,435
September 2012	—	—	—	4,435
October 2012	—	—	—	4,435
November 2012	—	—	—	4,435
December 2012	—	—	—	4,435
January 2013	—	—	—	4,435
February 2013	—	—	—	4,435
March 2013	—	—	—	4,435
Total	26,109			

In fiscal year 2013, the following approved share buyback programs were in place (in thousands):

Date of Announcement	Approved Share Amount	Approved Buyback Amount	Expiration Date	Completion Date	Number of Shares Remaining[1]	Amount Remaining
September 2008—amended	28,465	$ 177,030	August 2013	—	657	$4,435
September 2008	8,344	250,000	August 2013	—	—	—

(1) Represents an estimate of the shares remaining to be repurchased calculated based on the amount remaining to repurchase as of March 31, 2013, $4.4 million, divided by the adjusted close price of Logitech shares traded on the SIX Swiss Exchange as of the same date, $6.75 per share.

On September 5, 2012, the Company's shareholders approved the cancellation of the 18.5 million shares repurchased under the September 2008 amended share buyback program. These shares were legally cancelled during the third quarter of fiscal year 2013, which decreased treasury shares outstanding by this amount but also decreased shares issued and outstanding from 191.6 million to 173.1 million.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our shares, the Nasdaq Composite Index, and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in our shares, the Nasdaq Composite Index and the S&P 500 Information Technology Index on March 31, 2008, and calculates the annual return through March 31, 2013. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


Comparison of 5 year cumulative total return
$160
$140
$120
$100
$80
$60
$40
$20
$0
2008
2009
2010
2011
2012
2013
Logitech
Nasdaq Composite Index
S&P 500 IT Index

	March 31,					
	2008	2009	2010	2011	2012	2013
Logitech	$100	$40	$ 64	$ 71	$ 31	$ 27
Nasdaq Composite Index	$100	$67	$105	$122	$136	$143
S&P 500 IT Index	$100	$60	$ 88	$100	$106	$120

SELECTED FINANCIAL DATA

The selected financial data set forth below as of March 31, 2013 and 2012, and for the fiscal years ended March 31, 2013, 2012 and 2011, are derived from our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected financial data as of March 31, 2011, 2010 and 2009, and for the fiscal years ended March 31, 2010 and 2009 are derived from audited financial statements not included in this Annual Report on Form 10-K. This financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations. These historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,				
	2013	2012	2011	2010	2009
	(In thousands, except per share amounts)				
Consolidated statements of operations and cash flow data:					
Net sales	$2,099,883	$2,316,203	$2,362,886	$1,966,748	$2,208,832
Gross profit	707,302	776,589	836,506	626,896	691,226
Operating expenses:					
Marketing and selling	431,598	423,854	420,580	304,788	319,167
Research and development	153,922	162,331	156,390	135,813	128,755
General and administrative	113,824	118,423	116,880	106,147	113,103
Impairment of goodwill and other assets(1)	216,688	—	—	—	—
Restructuring charges(2)	43,704	—	—	1,784	20,547
Total operating expenses	959,736	704,608	693,850	548,532	581,572
Operating income (loss)	(252,434)	71,981	142,656	78,364	109,654
Net income (loss)	$ (228,137)	$ 71,458	$ 128,460	$ 64,957	$ 107,032
Net income (loss) per share:					
Basic	$ (1.44)	$ 0.41	$ 0.73	$ 0.37	$ 0.60
Diluted	$ (1.44)	$ 0.41	$ 0.72	$ 0.36	$ 0.59
Shares used to compute net income (loss) per share:					
Basic	158,468	174,648	176,928	177,279	178,811
Diluted	158,468	175,591	178,790	179,340	182,911
Cash dividend per share	$ 0.85	$ —	$ —	$ —	$ —
Net cash provided by operating activities	$ 116,990	$ 196,142	$ 156,742	$ 365,259	$ 200,587

	March 31,				
	2013	2012	2011	2010	2009
	(In thousands)				
Consolidated balance sheet data:					
Cash and cash equivalents	$ 333,824	$ 478,370	$ 477,931	$ 319,944	$ 492,759
Total assets	$1,374,111	$1,856,494	$1,861,556	$1,599,678	$1,421,530
Shareholders' equity	$ 733,704	$1,150,241	$1,205,001	$ 999,715	$ 997,708

(1) Impairment of goodwill and other assets during fiscal year 2013 was primarily attributable to a $214.5 million goodwill impairment charge related to our video conferencing reporting unit.

(2) The $43.7 million in restructuring costs during fiscal year 2013 related to restructuring plans we implemented in fiscal year 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we face exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk as we transact business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the CNY (Chinese renminbi), Australian dollar, Taiwanese dollar, euro, British pound, Canadian dollar, Japanese Yen and Mexican Peso. The functional currency of our operations is primarily the U.S. dollar. To a lesser extent, certain operations use the euro, CNY, Swiss franc, or the local currency of the country as their functional currencies. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets or liabilities denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive (loss)in shareholders' equity.

The table below provides information about our underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at March 31, 2013. The table also presents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
Taiwanese dollar	U.S. dollar	$ 17,868	$ (1,624)	$ 1,985
Canadian dollar	U.S. dollar	8,554	(778)	950
Euro	British pound	8,261	(751)	918
U.S. dollar	Australian dollar	6,219	(565)	691
Singapore dollar	U.S. dollar	2,778	(253)	309
U.S. dollar	Indian rupee	1,280	(116)	142
Swiss franc	U.S. dollar	716	(65)	80
Euro	Romanian new lei	579	(53)	64
Korean won	U.S. dollar	514	(47)	57
Euro	Polish zloty	(584)	53	(65)
Euro	Swedish krona	(834)	76	(93)
Japanese yen	U.S. dollar	(5,343)	486	(594)
Mexican peso	U.S. dollar	(8,401)	764	(933)
Chinese renminbi	U.S. dollar	(95,374)	8,670	(10,597)
		$(63,767)	$ 5,797	$ (7,086)

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

Our principal manufacturing operations are located in China, with much of our component and raw material costs transacted in CNY. However, the functional currency of our Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, we maintain a portion of our cash investments in CNY-denominated accounts. At March 31, 2013, net liabilities held in CNY totaled $95.4 million. We continue to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

Derivatives

We enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to our subsidiaries' forecasted inventory purchases. The primary risk managed by using derivative instruments is the foreign currency exchange rate risk. We have designated these derivatives as cash flow hedges. Logitech does not use derivative financial instruments for trading or speculative purposes. These hedging contracts generally mature within four months, and are denominated in the same currency as the underlying transactions. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. We assess the effectiveness of the hedges by comparing changes in the spot rate of the currency underlying the forward contract with changes in the spot rate of the currency in which the forecasted transaction will be consummated. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, we immediately recognize the gain or loss on the associated financial instrument in other income (expense). As of March 31, 2013, the notional amounts of foreign exchange forward contracts outstanding related to forecasted inventory purchases were $38.5 million (A30.1 million). Deferred realized losses of $0.6 million are recorded in accumulated other comprehensive loss at March 31, 2013, and are expected to be reclassified to cost of goods sold when the related inventory is sold. Deferred unrealized gains of $1.1 million related to open cash flow hedges are also recorded in accumulated other comprehensive loss as of March 31, 2013 and these forward contracts will be revalued in future periods until the related inventory is sold, at which time the resulting gains or losses will be reclassified to cost of goods sold.

We also enter into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. These forward contracts generally mature within three months. We may also enter into foreign exchange swap contracts to economically extend the terms of its foreign exchange forward contracts. The primary risk managed by using forward and swap contracts is the foreign currency exchange rate risk. The gains or losses on foreign exchange forward contracts are recognized in earnings based on the changes in fair value. Cash flows from these contracts are classified as operating activities in the consolidated statements of cash flows.

The notional amounts of foreign exchange forward contracts outstanding at March 31, 2013 relating to foreign currency receivables or payables were $14.2 million. Open forward contracts as of March 31, 2013 consisted of contracts in U.S. dollars to purchase Taiwanese dollars and contract in euros to sell British pounds. The notional amounts of foreign exchange swap contracts outstanding at March 31, 2013 were $19.6 million. Swap contracts outstanding at March 31, 2013 consisted of contracts in Mexican pesos, Japanese Yen and Australian dollars. Unrealized net losses on the contracts outstanding at March 31, 2013 were $0.7 million.

If the U.S. dollar had appreciated by 10% at March 31, 2013 compared with the foreign currencies in which we have forward or swap contracts, an unrealized gain of $5.6 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% compared with the foreign currencies in which we have forward or swap contracts, a $4.3 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact our future interest income on our cash equivalents and investment securities. We prepared sensitivity analyses of our interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the March 31, 2013 and March 31, 2012 period end rates would not have a material effect on our results of operations or cash flows.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

LOGITECH INTERNATIONAL S.A.

QUARTERLY FINANCIAL DATA
(Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2013 and 2012 (in thousands except per share amounts):

	Year ended March 31, 2013				Year ended March 31, 2012			
	First[4]	Second	Third[2]	Fourth[3][4]	First	Second	Third	Fourth[1]
Net sales	$468,604	$547,693	$ 614,500	$469,087	$480,441	$589,204	$714,596	$531,962
Gross profit	144,252	195,995	210,098	156,958	125,607	198,421	258,674	193,887
Operating expenses:								
Marketing and selling	100,897	110,522	112,698	107,480	99,793	107,446	116,313	100,302
Research and development	38,928	38,019	40,393	36,582	39,981	39,491	41,911	40,948
General and administrative	32,480	25,980	26,382	28,982	30,865	27,989	30,673	28,896
Impairment of goodwill and other assets	—	—	211,000	5,688	—	—	—	—
Restructuring charges (credits), net	31,227	(2,671)	(358)	15,506	—	—	—	—
Total operating expense	203,532	171,850	390,115	194,238	170,639	174,926	188,897	170,146
Operating income (loss)	(59,280)	24,145	(180,017)	(37,280)	(45,032)	23,495	69,777	23,741
Net income (loss)	$ (52,145)	$ 54,865	$(194,943)	$(35,914)	$ (29,606)	$ 17,445	$ 55,333	$ 28,286
Net income (loss) per share[5]:								
Basic	$ (0.32)	$ 0.35	$ (1.24)	$ (0.23)	$ (0.17)	$ 0.10	$ 0.32	$ 0.17
Diluted	$ (0.32)	$ 0.35	$ (1.24)	$ (0.23)	$ (0.17)	$ 0.10	$ 0.32	$ 0.17
Shares used to compute net income (loss) per share:								
Basic	160,733	156,736	157,706	158,716	179,331	176,878	173,003	169,387
Diluted	160,733	157,932	157,706	158,716	179,331	177,277	173,656	170,401

(1) Net income for the fourth quarter includes $5.7 million in pretax charges related to sales incentive allowances from fiscal year 2010 and prior quarters in fiscal year 2011. The Company reviewed the accounting errors utilizing SEC Staff Accounting Bulletin No. 99, *Materiality* and SEC Staff Accounting Bulletin No. 108, *Effects of Prior Year Misstatements on Current Year Financial Statements*, and determined the impact of the errors to be immaterial to any period presented.

(2) Impairment of goodwill and other assets during the third quarter of fiscal year 2013 was due to an estimated $211.0 million goodwill impairment charge related to the video conferencing reporting unit.

(3) Impairment of goodwill and other assets during the fourth quarter of fiscal year 2013 was due to an additional $3.5 million in goodwill impairment charge related to the video conferencing reporting unit and $2.2 million in impairment charges related to the digital video security product line.

(4) During the first and fourth quarters of fiscal 2013, the Company announced restructuring plans intended align the organization to its strategic priorities of increasing focus on mobility products, improving profitability in PC-related product and enhancing global operational efficiencies.

(5) Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.


Logitech

REPORT ON CORPORATE GOVERNANCE 2013

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REPORT ON CORPORATE GOVERNANCE

Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. Our corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose securities are listed on both the SIX Swiss Exchange and the Nasdaq Global Select Market, our commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech's internal guidelines regarding corporate governance are provided in our Articles of Incorporation, Organizational Regulations (Bylaws), and Board Committee Charters.

This Report has been designed to comply with the Corporate Governance Directive of the SIX Swiss Exchange. Portions of the Report are also incorporated by reference from elsewhere in our Annual Report, Invitation and Proxy Statement for our 2013 Annual General Meeting, of which this Report is a part.

1. Group Structure and Shareholders

1.1 Operational Group Structure

Logitech is a world leader in products that connect people to the digital experiences they care about. Spanning multiple computing, communication and entertainment platforms, we develop and market innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, audio and video communication over the Internet, video security and home-entertainment control.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Apples, Switzerland, which conducts its business through subsidiaries in the Americas (including North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan, India and Australia). Shares of Logitech International S.A. are listed on both the Nasdaq Global Select Market (Ticker: LOGI, CUSIP H50430232), and the SIX Swiss Exchange (Ticker: LOGN; security number: 257513), and Logitech has a "second trading line" with the SIX Swiss Exchange (Ticker: LOGNE; security number 14070037) as a component of its stock repurchase program. The International Securities Identification Number (ISIN) of our shares is CH0025751329. As of March 31, 2013, our market capitalization, based on outstanding shares of 159,251,620, net of treasury shares, amounted to approximately $1.1 billion (CHF 1.1 billion). Refer to section 1.2 below for information on Logitech International S.A.'s holdings in its shares as of March 31, 2013.

References in this Report on Corporate Governance to the "Company" refers to Logitech International S.A. References to "Logitech," "we," "our," and "us" refer to Logitech International S.A. and its consolidated subsidiaries.

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Inc., Logitech Europe S.A., Logitech (Intrigue) Inc. and Logitech Technology (Suzhou) Co., Ltd. For a list of Logitech subsidiaries, refer to the table on pages 150 and 151. None of Logitech International S.A.'s subsidiaries have securities listed on a stock exchange as of March 31, 2013.

Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Overview of our Company" in our Annual Report, Invitation and Proxy Statement for further information on Logitech's operational group structure.

1.2 Significant Shareholders

Greater than 3% Shareholders as of March 31, 2013

The table below sets out, to the knowledge of the Company, beneficial owners holding more than 3% of the voting rights of the Company as of March 31, 2013. The number of voting rights of the Company as of March 31, 2013 is equal to the number of shares issued, 173,106,620 shares.

Information on the share ownership of the Company by directors, executive officers and greater than 5% shareholders as of June 30, 2013, based on the number of the Company's shares outstanding (which is equal to the shares issued less the shares held in the Company's treasury) is set out in the Company's Annual Report, Invitation and Proxy Statement for the 2013 Annual General Meeting, available at http://ir.logitech.com, under the heading "Security Ownership of Certain Beneficial Owners and Management as of June 30, 2013".

Name	Number of Shares[1]	% of Voting Rights[2]	Relevant Date
Capital Research Global Investors[3]	16,410,000	9.5%	December 31, 2012
Morgan Stanley, The Corporation Trust Company[4]	12,654,812	7.3%	August 2010
Daniel Borel[5]	11,234,344	6.5%	March 31, 2013
FMR LLC[6]	8,100,000	4.7%	December 31, 2012
DNB Asset Management AS[7]	5,246,292	3.0%	March 2013

(1) Financial instruments other than shares are not taken into consideration for the calculation of the relevant shareholdings.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 173,106,620 voting rights as of March 31, 2013.

(3) The number of shares held by Capital Research Global Investors, a division of CRMC (Capital Research and Management Company), is based on a notification filed by Capital Research Global Investors with the U.S. Securities and Exchange Commission on February 13, 2013 indicating beneficial ownership of Capital Research Global Investors as a result of CRMC acting as investment advisor to various investment companies.

(4) On April 5, 2012, Morgan Stanley, The Corporation Trust Company notified us that as of August 2010 Morgan Stanley, The Corporation Trust Company and its subsidiaries held 12,654,812 shares. On July 16, 2013, Morgan Stanley, The Corporation Trust Company notified us that as of July 10, 2013 Morgan Stanley, The Corporation Trust Company and its subsidiaries held 11,854,664 shares.

(5) The number of shares held includes (a) 53,000 shares held by a charitable foundation, of which Mr. Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. Mr. Borel has not entered into any written shareholders' agreements.

(6) The number of shares held by FMR LLC is based on a notification filed by FMR LLC with the U.S. Securities and Exchange Commission on February 14, 2013 indicating the ownership of FMR LLC, on behalf of funds managed by and clients of FMR LLC and its direct and indirect subsidiaries as of December 31, 2012.

(7) The number of shares held by DNB Asset Management AS is based on a notification filed with the SIX Exchange Regulation on March 18, 2013.

In addition, as of March 31, 2013, a total of 18,326,904 shares were subject to potential issuance under employee equity incentives outstanding as of such date.

Under Swiss law shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose shares are listed on a stock exchange in Switzerland are required to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public in Switzerland. The notifications are published on the website of the SIX Swiss Exchange at *http://www.six-swiss-exchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101&issuer=2769.*

Logitech has not been notified of any ownership of options or other derivative securities of the Company, whether privately or publicly traded, by any significant shareholder of the Company that is not a member of the Board of Directors or an executive officer.

1.3 Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in Logitech.

2. Capital Structure

2.1 Share Capital

As of March 31, 2013, Logitech International S.A.'s nominal share capital was CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each.

Nominal conditional share capital designated to cover the potential issuance of shares under employee equity incentive plans amounts to CHF 6,250,000, consisting of 25,000,000 shares. In addition, nominal conditional share capital designated to cover conversion rights that may be granted in connection with a future issuance of debt obligations convertible into Logitech shares amounts to CHF 6,250,000, consisting of 25,000,000 shares. Refer to section 2.2 for more information on the Company's authorized and conditional capital.

2.2 Details on the Company's Authorized and Conditional Share Capital

Authorized share capital. Under Swiss corporate law the total nominal par value of the shares authorized by shareholders for future issuance, other than to cover derivative securities, is referred to as authorized share capital. As of March 31, 2013, Logitech has no authorized share capital.

Conditional share capital. Under Swiss corporate law the total nominal par value of the shares authorized by shareholders for future issuance on the conversion or exercise of derivative securities issued by a company is referred to as conditional share capital. Under Swiss law a company must have sufficient conditional capital or available treasury shares to cover any conversion rights under derivative securities at the time the derivative securities are issued.

Pursuant to Article 25 of the Company's Articles of Incorporation, the share capital of the Company may be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each. The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issued out of conditional share capital. For more information on Logitech's employee equity incentive plans please refer to Note 4 – Employee Benefit Plans - to our Consolidated Financial Statements included in our Annual Report.

Although the Company has been authorized by its shareholders to use conditional capital to meet its obligations to deliver shares as a result of employee purchases or exercises under its employee equity incentive plans, the Company has for some years used shares held in treasury to fulfill its obligations under the plans.

In addition, pursuant to Article 26 of the Company's Articles of Incorporation, the share capital of the Company may also be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each. The purpose of this conditional share capital is to cover conversion rights that may be granted in connection with a future issuance of bonds convertible into Logitech shares. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issuable on conversion of the bonds.

The Board of Directors may limit or withdraw the shareholders' right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders' right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed 7 years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.

2.3 Changes in Shareholders' Equity

As of March 31, 2013, 2012 and 2011, balances in shareholders' equity of Logitech International S.A., based on the parent company's Swiss Statutory Financial Statements, were as follows (in thousands):

	As of March 31,		
	2013	**2012**	**2011**
Share capital	CHF 43,277	CHF 47,902	CHF 47,902
Legal reserves:			
General reserve			
- Reserve for capital contributions	1,264	9,580	9,580
- Other general reserves	9,580	—	—
Reserve for treasury shares			
- Reserve for treasury shares from capital contributions	—	116,070	116,070
- Other general reserves for treasury shares	172,392	217,375	165,495
Total legal reserves	183,236	343,025	291,145
Unappropriated retained earnings	354,602	460,919	507,730
Total shareholders' equity	CHF 581,115	CHF 851,846	CHF 846,777

The following table shows authorized and conditional share capital as of the last three fiscal year ends (in thousands):

	As of March 31,		
	2013	**2012**	**2011**
Authorized share capital	CHF —	CHF —	CHF —
First conditional share capital	CHF 6,250	CHF 6,250	CHF 6,250
Second conditional share capital	CHF 6,250	CHF 6,250	CHF 6,250

For information on Logitech's shareholders' equity as of March 31, 2013 and 2012, refer to the Swiss Statutory Balance Sheets on page 213 of our Annual Report, Invitation and Proxy Statement.

During fiscal years 2013, 2012 and 2011, the Company had the following approved share buyback programs in place (in thousands):

Date of Announcement	Approved Buyback Amount	Expiration Date	Completion Date	Number of Shares Remaining(1)	Amount Remaining
September 2008 - amended	$177,030	August 2013	—	657	$4,435
September 2008	250,000	August 2013	—	—	—

(1) Represents an estimate of the shares remaining to be repurchased calculated based on the amount remaining to repurchase as of March 31, 2013, $4.4 million, divided by the adjusted closing price of the Company's shares traded on the SIX Swiss Exchange as of the same date, $6.75 per share.

In November 2011, the Company received approval from the Swiss regulatory authorities for an amendment to the September 2008 share buyback program to enable future repurchases of shares for cancellation, up to a total of 28.5 million shares. The Company repurchased shares under these buyback programs as follows (in thousands):

	Amounts Repurchased During Year ended March 31,(1)							
	Program to date		2013		2012		2011	
Date of Announcement	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
September 2008 - amended	18,500	$172,857	8,600	$89,955	9,900	$ 82,902	—	$—
September 2008	7,609	73,134	—	—	7,609	73,134	—	—
	26,109	$245,991	8,600	$89,955	17,509	$156,036	—	$—

(1) Represents the amount in U.S. dollars, including transaction costs, calculated based on exchange rates on the repurchase dates.

For further information on Logitech's share repurchases please refer to "Additional Financial Disclosures – Market for Logitech's Shares, Related Shareholder Matters, and Share Repurchases" in our Annual Report.

2.4 Share Categories

Registered Shares. Logitech International S.A. has only one category of shares – registered shares with a par value of CHF 0.25 per share. Each of the 173,106,620 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting's agenda). Refer to section 6 for an outline of participation rights of the Company's shareholders.

Each share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, a company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Other than a one-time distribution to shareholders of additional paid-in capital out of its capital contribution reserves last year, Logitech has not paid dividends since 1996, using retained earnings to invest in the growth of the Company and, in more recent years, to repurchase the Company's shares. The Board is proposing that, beginning with fiscal year 2013 and subject to approval by the Company's shareholders and statutory auditors each year, Logitech distribute a recurring annual gross dividend of CHF 0.21 per share.

Unless this right is restricted in compliance with Swiss law and the Company's Articles of Incorporation, shareholders have the pre-emptive right to subscribe for newly issued shares. Refer to section 2.2 for a description of the provisions of the Company's Articles of Incorporation relating to the restriction of the shareholders' pre-emptive subscription rights.

2.5 *Non-Voting Shares and Bonus Certificates*

The Company has not issued non-voting shares ("bons de participation," "Partizipationsscheine"). The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as "bonus certificates," "bons de jouissance," or "Genussscheine").

2.6 *Limitations on Transferability and Nominee Registration*

The Company and its agent, The Bank of New York Mellon, as U.S. transfer agent, maintain a share register that lists the names of the registered owners of the Company's shares. Registration in the share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under the Company's Articles of Incorporation or Swiss law. However, only holders of shares that are recorded in the share register are recognized as shareholders, and a transfer of shares reflected in the share register is recognized by the Company only to the extent we are notified of the transfer.

Refer to section 6.1 for the conditions for exercise of shareholders' voting rights.

2.7 *Conversion and Option Rights*

Logitech does not have any outstanding bonds or other publicly traded securities with conversion rights and has not issued warrants on its shares.

Logitech has issued stock options, including performance-based stock options and premium-priced stock options, and restricted stock units, including performance-based restricted stock units, to its employees and directors. Please refer to Logitech's Compensation Report included with this Annual Report, Invitation and Proxy Statement, under the heading "Equity Compensation Plan Information" at pages 86 to 87, for details on option rights and restricted stock units issued under our employee equity incentive plans, as well as other information regarding those plans, and to Note 4 – Employee Benefit Plans – included in our Consolidated Financial Statements.

3. The Board of Directors

For the current members of our Board of Directors, further information regarding the Board of Directors, Board Committees, and the allocation of responsibility between the Board of Directors and executive officers, please see our Annual Report, Invitation and Proxy Statement for the 2013 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters" at pages 28 to 42.

4. Senior Management

4.1 *Members of Senior Management*

The members of our senior management, referred to by Logitech as our "executive officers," are set out below.

Guerrino De Luca . . . .
60 Years Old
Director since 1998
Chairman of the Board of Directors
Italian and U.S. national

Guerrino De Luca has served as Chairman of the Logitech Board of Directors since January 2008. Mr. De Luca served as Logitech's Chief Executive Officer from April 2012 to January 2013 and as acting President and Chief Executive Officer from July 2011 to April 2012. Previously Mr. De Luca served as Logitech's President and Chief Executive Officer from February 1998, when he joined the Company, to January 2008. Prior to joining Logitech, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a consumer electronics and computer company, from February 1997 to September 1997, and as President of Claris Corporation, a U.S. personal computing software vendor, from May 1994 to February 1997. Prior to joining Claris, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a Laurea degree in Electronic Engineering from the University of Rome, Italy.

Bracken P. Darrell
50 Years Old
President and Chief Executive Officer
U.S. National

Bracken P. Darrell joined Logitech as President in April 2012 and became Chief Executive Officer in January 2013. Prior to joining Logitech, Mr. Darrell served as President of Whirlpool EMEA and Executive Vice President of Whirlpool Corporation, a home appliance manufacturer and marketing company, from January 2009 to March 2012. Previously, Mr. Darrell had been Senior Vice President, Operations of Whirlpool EMEA from May 2008 to January 2009. From 2002 to May 2008, Mr. Darrell was with The Procter & Gamble Company ("P&G"), a consumer brand company, most recently as the President of its Braun GmbH subsidiary. Prior to rejoining P&G in 2002, Mr. Darrell served in various executive and managerial positions with General Electric Company from 1997 to 2002, with P&G from 1991 to 1997, and with PepsiCo Inc. from 1987 to 1989. Mr. Darrell currently serves on the Board of Trustees of Hendrix College. Mr. Darrell holds a BA degree from Hendrix College and an MBA from Harvard University.

Erik K. Bardman
46 Years Old
Senior Vice President, Finance and Chief Financial Officer
U.S. national

Erik K. Bardman joined Logitech as Senior Vice President, Finance and Chief Financial Officer in October 2009. Prior to joining Logitech, Mr. Bardman served as a financial consultant to Zillion TV, an interactive television service company. Previously, he had been with eBay from 2003 to 2008, most recently as the chief financial officer for eBay Marketplaces, the company's largest portfolio of businesses. At eBay, Mr. Bardman led a large global team focused on financial strategy, acquisitions, resource allocation and performance analysis. Prior to joining eBay, Mr. Bardman was with General Electric Company for 15 years in a variety of roles, developing broad expertise in consumer financial services, international finance and mergers and acquisitions. Mr. Bardman holds a BA degree from Dickinson College in Pennsylvania, with a major in history and a minor in economics. He is a graduate of GE's Financial Management Program.

Mr. Bardman resigned from Logitech, effective as of April 26, 2013 (after the end of fiscal year 2013).

L. Joseph Sullivan
60 Years Old
Senior Vice President, Worldwide Operations
U.S. national

L. Joseph Sullivan joined Logitech in October 2005 as Vice President, Operations Strategy, and was appointed Senior Vice President, Worldwide Operations in April 2006. Prior to joining Logitech, Mr. Sullivan was Vice President of Operational Excellence and Quality for Carrier Corporation, a subsidiary of United Technologies, from 2001 to 2005. Previously, he was with ACCO Brands, Inc. in engineering and manufacturing management roles from 1998 to 2001. Mr. Sullivan holds a BS degree in Marketing Management and an MBA degree in Operations Management from Suffolk University in Massachusetts.

4.2 Involvements outside Logitech of the Executive Officers

No Logitech executive officer currently has supervisory, management, or material advisory functions outside Logitech. None of the Company's executive officers hold any official functions or political posts.

4.3 Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5. Compensation, Shareholdings and Loans

Please refer to Logitech's Compensation Report on pages 50 to 87 of our Annual Report, Invitation and Proxy Statement for our 2013 Annual General Meeting, of which this Report is a part, for information on Logitech's compensation of its Board members and executive officers, and regarding how and why we make compensation decisions.

In addition, for information required to be disclosed under Swiss law regarding compensation during fiscal year 2013 of the individual members of the Board and of the executive officers, in aggregate, and regarding the security ownership of members of the Board of Directors and of Logitech executive officers as of March 31, 2013, among other disclosures, please refer to Note 16 – Other Disclosures Required by Swiss Law – in the Consolidated Financial Statements included in the 2013 Annual Report.

6. Shareholders' Participation Rights

6.1 Exercise and Limitations to Shareholders' Voting Rights

Each registered share confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered their shares by the date set by the Board of Directors for the closing of the share register before each general meeting of shareholders. Refer to section 2.6 for more information on the registration process.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of a form prepared by the Company may be required.

There are currently no limitations under Swiss law or in the Company's Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.

6.2 Shareholders' Resolutions for which a Particular Majority is Required

In general, the resolutions of the general meeting of shareholders are passed with a simple majority of the votes cast. However, a number of resolutions may only be passed with a majority of two-thirds of the votes represented, including the following.

- change in the Company's corporate purpose;
- creation of shares with privileged voting rights;
- restriction of the transferability of the shares;
- creation of authorized or conditional capital;
- capital increases to be paid-in by means of existing reserves, against contributions in kind, or conducted with a view to the acquisition of specific assets;
- grant of special benefits;
- suppression or limitation of the shareholders' preferential subscription right;
- change of the registered office of the Company; and
- liquidation of the Company.

6.3 Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a general meeting of shareholders. The convocation notice is made in writing and under Swiss law must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

Under our Articles of Incorporation one or more shareholders who represent together at least 10% of the share capital of the Company may demand that the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33⅓% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its registered shareholders and publishes the notice of the meeting in the Swiss financial press. It also sends a proxy statement, or a notice of availability of the proxy statement, in either case prepared in accordance with U.S. securities laws, to all registered shareholders and all beneficial shareholders where requested by the registered shareholder or required by law. Logitech has combined the invitation required under Swiss law and the proxy statement required under U.S. law into one document, titled Invitation and Proxy Statement, for its 2013 Annual General Meeting, and combined it with its Annual Report required under Swiss law and U.S. law to create one convenient document for shareholders. Also, to encourage attendance, Logitech holds its Annual General Meeting close to its operations in Switzerland.

6.4 Shareholders' Right to Place Items on the Agenda of a Meeting

Under the Company's Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of the Company's issued share capital or (ii) an aggregate par value of one million Swiss francs, may demand that an item be placed on the agenda of a meeting of shareholders.

A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, or c/o Logitech Inc., 7600 Gateway Boulevard, Newark, CA 94560, USA.

6.5 Registration in the Company's Share Register

Registration into the Company's share register, or the sub-register maintained by the Company's U.S. transfer agent, The Bank of New York Mellon, occurs upon request and is not subject to any condition. The Company's share register closes before a general meeting of shareholders on a date designated by the Board of Directors. Only those shareholders who are registered in the share register on the day the share register is closed have the right to vote at the meeting.

7. Mandatory Offer and Change of Control Provisions

7.1 Mandatory Offer

Under Swiss law any shareholder who acquires more than 33⅓% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.'s Articles of Incorporation do not remove this requirement. The Articles do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company's voting rights will be required to make an offer for all outstanding shares of the Company.

7.2 Change of Control Provisions

Please refer to our Compensation Report at pages 50 to 87 of our Annual Report, Invitation and Proxy Statement for the 2013 Annual General Meeting, of which this Report is a part, for information on the severance and change of control agreements in place with Logitech's executive officers, and regarding the potential payments in the event of termination of service of an executive officer or a change-in-control of Logitech.

8. Auditors

Under the Company's Articles of Incorporation, the shareholders elect the Company's independent registered public accounting firm each year at the Annual General Meeting. Re-election is permitted.

The Company's auditors are currently PricewaterhouseCoopers SA, Lausanne branch, 45, Avenue C.F. Ramuz, P.O. Box 1172, CH-1001, Lausanne, Switzerland. PwC assumed its first audit mandate for Logitech in 1988. They were re-elected as the Company's auditors in September 2011. The responsible principal audit partner as of March 31, 2013 is, and since fiscal year 2011 has been, Michael Foley. For purposes of U.S. securities law reporting, PricewaterhouseCoopers LLP, San Jose, California, serves as the Company's independent registered public accounting firm.

Please refer to the Corporate Governance and Board of Directors Matters section of Logitech's Annual Report, Invitation and Proxy Statement for the 2013 Annual General Meeting, under the headings "Independent Auditors" and "Report of the Audit Committee," for further information regarding the audit and non-audit fees paid by Logitech to PricewaterhouseCoopers during fiscal year 2013, pre-approval policies for non-audit work by PricewaterhouseCoopers, and the supervisory and control instruments of the Board of Directors, including the Audit Committee of the Board, over the work and activities of PricewaterhouseCoopers.

9. Information Policy

The Company reports its financial results quarterly with an earnings press release. Quarterly financial results are scheduled to be released as follows:

Q2 FY14 Earnings Release and Conference Call.	October 24, 2013
Q3 FY14 Earnings Release and Conference Call.	January 23, 2014
Q4 FY14 Earnings Release and Conference Call	April 24, 2014

The Company's 2013 Annual General Meeting is to be held September 4, 2013 at the Palais de Beaulieu in Lausanne, Switzerland.

All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Logitech Annual Report, Invitation and Proxy Statement, or a notice that such documents are available. The Annual Report section of the document contains an overview of Logitech's business in the fiscal year, audited financial statements for the group and the Company, the Report on Corporate Governance and other key financial and business information. The Invitation and Proxy Statement section of the document includes a description of the matters to be acted upon at the Annual General Meeting of shareholders, a Compensation Report on executive officer and Board member compensation, and other disclosures required under applicable Swiss and U.S. laws.

Logitech holds public conference calls after our quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions of the Chief Executive Officer and Chief Financial Officer. Logitech also holds periodic analyst days where senior management present reviews of Logitech's business. These events are webcast and remain available on Logitech's Investor Relations website for a period of time after the events. Logitech senior management also regularly participates in institutional investor seminars and roadshows, many of which are also webcast.

Our Investor Relations Web site is located at *http://ir.logitech.com*. We post and maintain an archive of our earnings and other press releases, current reports, annual and quarterly reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company on the Investor Relations Web site. The information we post includes, and in the future will include, filings we make with the U.S. Securities and Exchange Commission, or SEC, including reports on Forms 10-K, 10-Q, 8-K, our proxy statement related to our annual shareholders' meeting, including our Compensation Report on executive officer and Board member compensation, and any amendments to those reports or statements filed or furnished pursuant to U.S. securities laws or Swiss laws. All such filings and information are available free of charge on the web site, and we make them available on the web site as soon as reasonably possible after we file or furnish them with the SEC. The contents of these web sites are not intended to be incorporated by reference into this report or in any other report or document we file and our references to these Web sites are intended to be inactive textual references only.

In addition, Logitech publishes press releases upon occurrence of significant events within Logitech. Shareholders and members of the public may elect to receive e-mails when Logitech issues press releases upon occurrence of significant events within Logitech or other press releases by subscribing through *http://ir.logitech.com/alerts.cfm*.

As a Swiss company traded on the SIX Swiss Exchange, and as a company subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, we file reports on transactions in Logitech securities by members of Logitech's Board of Directors and executive officers. The reports that we file with the SEC on Forms 3, 4 and 5 may be accessed on our website or on the SEC's website at *http://www.sec.gov*, and the reports that we file that are published by the SIX Swiss Exchange may be accessed at *http://www.six-exchange-regulation.com/obligations/management_transactions_en.html*.

For no charge, a copy of our annual reports and filings made with the SEC can be requested by contacting our Investor Relations department: Logitech Investor Relations, 7600 Gateway Boulevard, Newark, CA 94560 USA, Main 510-795-8500, e-mail: *investorrelations@logitech.com*

LOGITECH INTERNATIONAL S.A.
Consolidated Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital	
EUROPE				
Labtec Europe S.A.	Switzerland	100	CHF	150,000
Logi Trading and Services Limited Liability Company	Hungary	100	HUF	3,000,000
Logitech U.K. Limited	United Kingdom	100	EUR	20,000
Logitech (Jersey) Limited	Jersey, Channel Islands	100	USD	188
Logitech Czech Republic, s.r.o.	Czech Republic	100	CZK	200,000
Logitech Espana BCN SL	Spain	100	EUR	50,000
Logitech Europe S.A.	Switzerland	100	CHF	100,000
SAS Logitech France	Republic of France	100	EUR	182,939
Logitech GmbH	Federal Republic of Germany	100	EUR	25,565
Logitech 3D Holding GmbH	Federal Republic of Germany	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	100	EUR	3
Logitech Italia SRL	Republic of Italy	100	EUR	20,000
Logitech Mirial Srl	Republic of Italy	100	EUR	100,000
Logitech Nordic AB	Sweden	100	SEK	100,000
Logitech Benelux B.V.	Kingdom of the Netherlands	100	EUR	18,151
Logitech Poland Spolka z.o.o.	Poland	100	PLN	50,000
Logitech S.A.	Switzerland	100	CHF	200,000
Logitech Austria GmbH	Austria	100	EUR	35,000
Logitech Middle East FZ-LLC	United Arab Emirates	100	AED	100,000
Logitech (Streaming Media) SA	Switzerland	100	CHF	100,000
Logitech Hellas MEPE	Greece	100	EUR	18,000
Logitech Schweiz AG	Switzerland	100	CHF	100,000
3Dconnexion SA	Switzerland	100	CHF	100,000
Logi Trading and Services Limited Liability Company	Hungary	100	HUF	3,000,000
Limited Liability Company “Logitech”	Russia	100	RUB	20,000
Logi Peripherals Technologies (South Africa) (Proprietary) Limited	South Africa	100	ZAR	1,000
Logitech Norway AS	Norway	100	NOK	100,000

LOGITECH INTERNATIONAL S.A.
Consolidated Subsidiaries—(Continued)

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital	
AMERICAS				
Logitech Argentina S.R.L.	Argentina	100	ARS	10,000
Dexxa Accessorios De Informatica Do Brasil Ltda.	Brazil	100	BRL	10,000
Logitech Chile Limitada	Chile	100	CLP	1,000,000
Logitech de Mexico S.A. de C.V.	Mexico	100	MXN	50,000
Logitech Canada Inc.	Canada	100	CAD	100
Logitech Inc.	United States of America	100	USD	11,522,396
Logitech (Streaming Media) Inc.	United States of America	100	USD	10
Logitech (Slim Devices) Inc.	United States of America	100	USD	10
WiLife, Inc.	United States of America	100	USD	10
Logitech Servicios Latinoamérica, S.A. de C.V.	Mexico	100	MXN	50,000
Ultimate Ears LLC	United States of America	100	USD	—
Ultimate Ears Incorporated	United States of America	100	USD	10
UE Consumer, LLC	United States of America	100	USD	—
SightSpeed, Inc.	United States of America	100	USD	1
LifeSize Communications, Inc.	United States of America	100	USD	1
UE Acquisition Inc.	United States of America	100	USD	10
Logitech Latin America, Inc.	United States of America	100	USD	1
Labtech Inc.	United States of America	100	USD	1
ASIA PACIFIC				
LogiCool Co., Ltd.	Japan	100	JPY	155,000,000
Logitech Electronic (India) Private Limited.	India	100	INR	107,760
Logitech Far East, Ltd.	Taiwan, Republic of China	100	TWD	480,000,000
Logitech Hong Kong Limited	Hong Kong	100	USD	1,282
Logitech Korea Ltd.	Korea	100	KRW	150,144,225
Logitech New Zealand Co., Ltd.	New Zealand	100	NZD	10,000
Logitech Service Asia Pacific Pte. Ltd.	Republic of Singapore	100	USD	1
Logitech Singapore Pte. Ltd.	Republic of Singapore	100	SGD	500
Logitech Technology (Suzhou) Co., Ltd.	People's Republic of China	100	USD	22,000,000
Suzhou Logitech Computing Equipment Co., Ltd.	People's Republic of China	100	USD	7,500,000
Suzhou Logitech Electronic Co. Ltd.	People's Republic of China	100	USD	5,000,000
Logitech (China) Technology, Ltd.	People's Republic of China	100	USD	7,800,000
Logitech Asia Logistics Limited	Hong Kong	100	USD	13
Logitech Asia Pacific Limited	Hong Kong	100	USD	13
Logitech Australia Computer Peripherals Pty, Limited	Commonwealth of Australia	100	AUD	12
Logitech (Beijing) Trading Company Limited	People's Republic of China	100	CNY	5,000,000
Logitech Technology (Shenzhen) Consulting Co., Ltd	People's Republic of China	100	HKD	110,000
Logitech Trading Pvt Ltd	India	100	INR	50,000
Logitech Engineering & Designs India Private Limited	India	100	INR	500,000

Due to local legal requirements, there may be holders of nominal shares apart from Logitech.

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CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	154
Consolidated Statements of Operations—Years Ended March 31, 2013, 2012 and 2011	156
Consolidated Statements of Comprehensive Income (Loss)—Years Ended March 31, 2013, 2012 and 2011	157
Consolidated Balance Sheets—March 31, 2013 and 2012	158
Consolidated Statements of Cash Flows—Years Ended March 31, 2013, 2012 and 2011	159
Consolidated Statements of Changes in Shareholders' Equity—Years Ended March 31, 2013, 2012 and 2011	160
Notes to Consolidated Financial Statements	161
Unaudited Quarterly Financial Data	211



Report of the statutory auditor
to the general meeting of
Logitech International SA
Apples

Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the accompanying consolidated financial statements of Logitech International SA, which comprise the balance sheet, income statement, statement of cash flows, statement of changes in shareholders' equity, comprehensive income and notes for the year ended March 31, 2013.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended March 31, 2013 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, Case postale, CH-1001 Lausanne, Switzerland
Telephone: +41 58 792 81 00, Facsimile: +41 58 792 81 10, www.pwc.ch



Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

During our audit, performed in accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we noted that management did not design, in all material respects, an effective internal control system for the preparation of consolidated financial statements according to the instructions of the Board of Directors because a material weakness in internal control over financial reporting related to the review of supporting information to determine the completeness and accuracy of the consolidated statement of cash flows, the consolidated statement of comprehensive income (loss), and the disclosures in the notes to the consolidated financial statements.

In our opinion, except for the matter described in the preceding paragraph, an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Michael Foley
Audit expert
Auditor in charge

Alexandre Dübi
Audit expert

Lausanne, June 4, 2013

Enclosure:

- Consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in shareholders' equity, comprehensive income and notes) for the year ended March 31, 2013

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year ended March 31,		
	2013	2012	2011
Net sales	$2,099,883	$2,316,203	$2,362,886
Cost of goods sold	1,392,581	1,539,614	1,526,380
Gross profit	707,302	776,589	836,506
Operating expenses:			
Marketing and selling	431,598	423,854	420,580
Research and development	153,922	162,331	156,390
General and administrative	113,824	118,423	116,880
Impairment of goodwill and other assets	216,688	—	—
Restructuring charges	43,704	—	—
Total operating expenses	959,736	704,608	693,850
Operating income (loss)	(252,434)	71,981	142,656
Interest income, net	907	2,674	2,316
Other income (expense), net	(2,198)	16,622	3,476
Income (loss) before income taxes	(253,725)	91,277	148,448
Provision for (benefit from) income taxes	(25,588)	19,819	19,988
Net income (loss)	$ (228,137)	$ 71,458	$ 128,460
Net income (loss) per share:			
Basic	$ (1.44)	$ 0.41	$ 0.73
Diluted	$ (1.44)	$ 0.41	$ 0.72
Shares used to compute net income (loss) per share:			
Basic	158,468	174,648	176,928
Diluted	158,468	175,591	178,790
Cash dividends per share	$ 0.85	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year ended March 31,		
	2013	2012	2011
Net income (loss)	$(228,137)	$ 71,458	$128,460
Other comprehensive income (loss):			
Foreign currency translation gain (loss)	(5,415)	(8,213)	5,005
Change in net loss (gain), and prior service cost related to defined benefit pension plans:			
Net loss (gain) and prior service cost	4,794	(11,564)	(7,679)
Less amortization included in net income (loss)	4,252	275	419
Net change in hedging gain (loss):			
Unrealized hedging gain (loss)	(1,190)	3,337	(10,444)
Less reclassification adjustment for (gain) loss included in net income (loss)	1,756	(421)	6,078
Net change in unrealized investment gain (loss):			
Unrealized gain (loss) on investments for the period	—	(342)	744
Less reclassification adjustment for gain included in net income (loss)	(343)	(483)	—
Net change in accumulated other comprehensive gain (loss)	3,854	(17,411)	(5,877)
Total comprehensive income (loss)	$(224,283)	$ 54,047	$122,583

ANNUAL REPORT

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	March 31, 2013	March 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 333,824	$ 478,370
Accounts receivable	179,565	223,104
Inventories	261,083	297,072
Other current assets	57,036	65,990
Assets held for sale	13,002	—
Total current assets	844,510	1,064,536
Non-current assets:		
Property, plant and equipment, net	87,649	94,884
Goodwill	340,132	560,523
Other intangible assets	26,024	53,518
Other assets	75,796	83,033
Total assets	$1,374,111	$1,856,494
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 265,995	$ 301,111
Accrued and other current liabilities	185,848	186,680
Liabilities held for sale	1,342	—
Total current liabilities	453,185	487,791
Non-current liabilities	187,222	218,462
Total liabilities	640,407	706,253
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Shares, par value CHF 0.25—173,106 issued and authorized and 50,000 conditionally authorized at March 31, 2013 and 191,606 issued and authorized and 50,000 conditionally authorized at March 31, 2012	30,148	33,370
Additional paid-in capital	—	—
Less: shares in treasury, at cost, 13,855 at March 31, 2013 and 27,173 at March 31, 2012	(179,990)	(343,829)
Retained earnings	975,621	1,556,629
Accumulated other comprehensive loss	(92,075)	(95,929)
Total shareholders' equity	733,704	1,150,241
Total liabilities and shareholders' equity	$1,374,111	$1,856,494

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended March 31,		
	2013	2012	2011
Cash flows from operating activities:			
Net income (loss)	$(228,137)	$ 71,458	$128,460
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	44,419	45,968	48,191
Amortization of other intangible assets	23,073	26,534	27,800
Impairment of goodwill and other assets	216,688	—	—
Impairment of investments	3,600	—	43
Inventory valuation adjustment	—	34,074	—
Share-based compensation expense	25,198	31,529	34,846
Gain on disposal of property, plant and equipment	—	(8,967)	(838)
Gain on sales of available-for-sale securities	(831)	(6,109)	—
Excess tax benefits from share-based compensation	(26)	(37)	(3,455)
Gain on cash surrender value of life insurance policies	—	—	(901)
Deferred income taxes and other	11,552	137	(8,492)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	44,928	29,279	(54,684)
Inventories	25,046	(36,621)	(60,482)
Other current assets	(1,189)	(4,621)	5,825
Accounts payable	(36,289)	3,622	37,714
Accrued and other current liabilities	(11,042)	9,896	2,715
Net cash provided by operating activities	116,990	196,142	156,742
Cash flows from investing activities:			
Purchases of property, plant and equipment	(46,945)	(47,807)	(43,039)
Acquisitions, net of cash acquired	—	(18,814)	(7,300)
Investment in privately-held company	(4,420)	—	—
Proceeds from sales of available-for-sale securities	917	6,550	—
Proceeds from sales of property and plant	—	8,967	2,688
Purchases of trading investments for deferred compensation plan	(4,196)	(7,505)	(19,075)
Proceeds from sales of trading investments for deferred compensation plan	4,463	7,399	6,470
Proceeds from cash surrender of life insurance policies	—	—	11,313
Proceeds from sales of business	—	—	9,087
Premiums paid on cash surrender value life insurance policies	—	—	(5)
Net cash used in investing activities	(50,181)	(51,210)	(39,861)
Cash flows from financing activities:			
Payment of cash dividends	(133,462)	—	—
Purchases of treasury shares	(89,955)	(156,036)	—
Proceeds from sales of shares upon exercise of options and purchase rights	15,982	17,591	43,001
Tax withholdings related to net share settlements of restricted stock units	(2,375)	(966)	(223)
Excess tax benefits from share-based compensation	26	37	3,455
Net cash provided by (used in) financing activities	(209,784)	(139,374)	46,233
Effect of exchange rate changes on cash and cash equivalents	(1,571)	(5,119)	(5,127)
Net increase (decrease) in cash and cash equivalents	(144,546)	439	157,987
Cash and cash equivalents at beginning of period	478,370	477,931	319,944
Cash and cash equivalents at end of period	$ 333,824	$ 478,370	$477,931
Supplemental cash flow information:			
Interest paid	$ 1,293	$ 110	$ 25
Income taxes paid, net	$ 14,108	$ 14,422	$ 16,619
Non-cash investing activities:			
Net increase (decrease) in accrued purchases of property and equipment	(8,737)	$ 11,216	$ (522)

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount			
March 31, 2010	191,606	$33,370	$ 14,880	16,435	$(382,512)	$1,406,618	$(72,641)	$ 999,715
Total comprehensive income	—	—	—	—	—	128,460	(5,877)	122,583
Tax benefit from exercise of stock options	—	—	4,783	—	—	—	—	4,783
Sale of shares upon exercise of options and purchase rights	—	—	(52,738)	(3,934)	116,649	(20,910)	—	43,001
Issuance of shares upon vesting of restricted stock units	—	—	(1,876)	(68)	1,844	—	—	(32)
Share-based compensation expense	—	—	34,951	—	—	—	—	34,951
March 31, 2011	191,606	$33,370	$ —	12,433	$(264,019)	$1,514,168	$(78,518)	$1,205,001
Total comprehensive income						71,458	(17,411)	54,047
Purchase of treasury shares	—	—	—	17,509	(156,036)	—	—	(156,036)
Tax benefit from exercise of stock options	—	—	(908)	—	—	—	—	(908)
Sale of shares upon exercise of options and purchase rights	—	—	(21,138)	(2,442)	67,754	(28,997)	—	17,619
Issuance of shares upon vesting of restricted stock units	—	—	(9,237)	(327)	8,472	—	—	(765)
Share-based compensation expense	—	—	31,283	—	—	—	—	31,283
March 31, 2012	191,606	$33,370	$ —	27,173	$(343,829)	$1,556,629	$(95,929)	$1,150,241
Total comprehensive loss	—	—	—	—	—	(228,137)	3,854	(224,283)
Purchase of treasury shares	—	—	—	8,600	(89,955)	—	—	(89,955)
Tax benefit from exercise of stock options	—	—	3,318			—	—	3,318
Deferred tax asset adjustment related to share-based compensation expense	—	—	(4,619)	—	—	—	—	(4,619)
Deferred tax asset adjustment related to share-based compensation expense from prior year	—	—	—	—	—	(6,320)	—	(6,320)
Sale of shares upon exercise of options and purchase rights	—	—	(2,203)	(2,604)	61,653	(43,454)	—	15,996
Issuance of shares upon vesting of restricted stock units	—	—	(21,341)	(814)	19,284	—	—	(2,057)
Share-based compensation expense	—	—	24,845	—	—	—	—	24,845
Cash dividends	—	—				(133,462)	—	(133,462)
Cancellation of treasury shares	(18,500)	(3,222)	—	(18,500)	172,857	(169,635)	—	—
March 31, 2013	173,106	$30,148	$ —	13,855	$(179,990)	$ 975,621	$(92,075)	$ 733,704

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company

Logitech International S.A, together with its consolidated subsidiaries, ("Logitech" or the "Company") develops and markets innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, and audio and video communication over the Internet.

Logitech has two operating segments, peripherals and video conferencing. Logitech's peripherals segment encompasses the design, manufacturing and marketing of peripherals for PCs (personal computers), tablets and other digital platforms. Logitech's video conferencing segment offers scalable HD (high-definition) video communications endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure software and hardware to support large-scale video deployments, and services to support these products.

Logitech sells its peripheral products to a network of distributors, retailers and OEMs (original equipment manufacturers). Logitech sells its video conferencing products and services to distributors, value-added resellers, OEMs, and, occasionally, direct enterprise customers. The large majority of its sales have historically been derived from peripheral products for use by consumers.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Apples, Switzerland, which conducts its business through subsidiaries in the Americas, EMEA (Europe, Middle East, Africa) and Asia Pacific. Shares of Logitech International S.A. are listed on both the Nasdaq Global Select Market, under the trading symbol LOGI, and the SIX Swiss Exchange, under the trading symbol LOGN.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with U.S. GAAP (accounting principles generally accepted in the United States of America).

During fiscal year 2013, the Company recorded a reduction in deferred tax assets and a decrease to retained earnings of $6.3 million, related to vested but unexercised non-qualified stock options for former employees who terminated in fiscal year 2012 and prior. The Company reviewed this accounting error utilizing SEC Staff Accounting Bulletin No.99, *Materiality*, and SEC Staff Accounting Bulletin No. 108, *Effect of Prior Year Misstatements on Current Year Financial Statements*, and determined the impact of the error to be immaterial to any period presented.

Certain prior period financial statement amounts have been reclassified to conform to the current period presentation with no impact on previously reported net income (loss).

During fiscal year 2013, the Company determined that advertising costs (Note 2), property, plant and equipment (Note 7), rent expense (Note 11) and depreciation and amortization by operating segment (Note 13), and geographic net sales (Note 13), previously reported for fiscal years 2012 and 2011 were not properly stated. In each of these areas, the Company has presented the revised amounts along with amounts previously reported in its Form 10-K for fiscal year 2012. These revisions had no impact on the previously reported consolidated statements of operations or consolidated balance sheets.

Note 2 — Summary of Significant Accounting Policies (Continued)

Fiscal Year

The Company's fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Examples of significant estimates and assumptions made by management involve the fair value of goodwill, accruals for customer programs, inventory valuation, and valuation allowances for deferred tax assets. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results could differ from those estimates.

Foreign Currencies

The functional currency of the Company's operations is primarily the U.S. dollar. To a lesser extent, certain operations use the euro, Chinese renminbi, Swiss franc, or other local currencies of the country as their functional currencies. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and monthly average rates for revenues and expenses. Cumulative translation gains and losses are included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reported in other income (expense), net in the consolidated statements of operations.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

- evidence of an arrangement exists between the Company and the customer;
- delivery has occurred and title and risk of loss transfer to the customer;
- the price of the product is fixed or determinable; and
- collectibility of the receivable is reasonably assured.

For sales of most hardware peripherals products and hardware bundled with software incidental to its functionality, these criteria are met at the time delivery has occurred and title and risk of loss have transferred to the customer.

The Company's video conferencing segment has some multiple-deliverable revenue arrangements that include both undelivered software elements and hardware with software essential to its functionality. The Company uses the following hierarchy to determine the relative selling price for allocating revenue to the deliverables: (i) VSOE (vendor specific objective evidence) of fair value, if available; (ii) TPE (third party evidence), if VSOE is not available; or (iii) ESP (estimated selling price), if neither VSOE or TPE is available. Management judgment must be used to determine the appropriate deliverables and associated relative selling prices. The Company has identified Logitech Revue, discontinued in fiscal year 2013, and the LifeSize video conferencing products as products sold with software components that qualify as multiple-deliverable revenue arrangements.

Note 2 — Summary of Significant Accounting Policies (Continued)

The sale of Logitech Revue consists of three deliverables: hardware with essential software delivered at the time of sale, standalone hardware, and unspecified upgrades to the essential software delivered on a when-and-if-available basis. The relative selling price of the hardware with essential software is based on ESP, using the cost-plus margin method. The relative selling price of the standalone hardware is based on VSOE from sales of the product on a standalone basis. As future unspecified upgrades to the essential software are not sold on a standalone basis by Logitech or its competitors, the ESP for future upgrades is estimated as a percentage of the total market price for similar software products sold by third parties which include upgrade rights. Amounts allocated to the delivered hardware and essential software are recognized at the time of sale provided the other conditions for revenue recognition have been met. Amounts allocated to the future unspecified software upgrade rights are deferred and recognized ratably over the estimated 24-month life of the hardware.

LifeSize products include the following deliverables:

- Non-software deliverables
  - Hardware with software essential to the functionality of the hardware device delivered at time of sale
  - Maintenance for hardware with essential software, including future, when-and-if-available unspecified upgrades
  - Other services including training and installation
- Software deliverables
  - Non-essential software
  - Maintenance for non-essential software, including future, when-and-if available unspecified upgrades

The relative selling price for LifeSize hardware with essential software and non-essential software is based on ESP, as VSOE and TPE cannot be established due to variable price discounting. Key factors considered in developing ESP are historical selling prices of the product, pricing of substantially similar products, and other market conditions. LifeSize sells maintenance for non-essential software, maintenance for hardware with essential software, and other services on a standalone basis, and therefore has established VSOE for those deliverables.

The consideration received for multiple element arrangements consisting of both non-software and software deliverables is allocated based on relative selling prices to the non-software deliverables and the software deliverables as a group. Amounts allocated to non-software-related elements, such as delivered hardware with essential software, are recognized at the time of sale provided that the other conditions for revenue recognition have been met. Amounts allocated to maintenance services for hardware and essential software are deferred and recognized ratably over the maintenance period. Amounts allocated to other services are deferred and recognized upon completion of services. Amounts allocated to software deliverables such as non-essential software and related services are further allocated to the individual deliverables within the software group. The VSOE of non-essential software-related services are deferred and recognized ratably over the maintenance period. The residual value of the amounts allocated to software-related elements is recognized at the time of sale.

Revenues from sales to distributors and authorized resellers are recognized net of estimated product returns and expected payments for cooperative marketing arrangements, customer incentive programs and pricing programs. The estimated cost of these programs is recorded as a reduction of revenue or as an operating expense, if the Company receives a separately identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgment and estimates must be used to determine the cost of these programs in any accounting period.

Note 2 — Summary of Significant Accounting Policies (Continued)

The Company grants limited rights to return product. Return rights vary by customer, and range from just the right to return defective product to stock rotation rights limited to a percentage approved by management. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information. Upon recognition the Company reduces revenue and cost of sales for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns.

The Company enters into cooperative marketing arrangements with many of its distribution and retail customers, and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of the Company's products, or a fixed dollar credit for various marketing programs. The objective of these arrangements is to encourage advertising and promotional events to increase sales of the Company's products. Accruals for these marketing arrangements are recorded at the later of time of sale or time of commitment, based on negotiated terms, historical experience and inventory levels in the channel.

Customer incentive programs include performance-based incentives and consumer rebates. The Company offers performance-based incentives to its distribution customers, retail customers and indirect partners based on pre-determined performance criteria. Accruals for performance-based incentives are recognized as a reduction of the sale price at the time of sale. Estimates of required accruals are determined based on negotiated terms, consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Consumer rebates are offered from time to time at the Company's discretion for the primary benefit of end-users. Accruals for the estimated costs of consumer rebates and similar incentives are recorded at the later of time of sale or when the incentive is offered, based on the specific terms and conditions. Certain incentive programs, including consumer rebates, require management to estimate the number of customers who will actually redeem the incentive based on historical experience and the specific terms and conditions of particular programs.

The Company has agreements with certain of its customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. At management's discretion, the Company also offers special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect partners. Management's decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Accruals for estimated expected future pricing actions are recognized at the time of sale based on analyses of historical pricing actions by customer and by products, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

The Company regularly evaluates the adequacy of its estimates for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs. Future market conditions and product transitions may require the Company to take action to change such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company would be required to record incremental increases or reductions to revenue, cost of goods sold or increase operating expenses. If, at any future time, the Company becomes unable to reasonably estimate these costs, recognition of revenue might be deferred until products are sold to end-users, which would adversely impact revenue in the period of transition.

Note 2 — Summary of Significant Accounting Policies (Continued)

The Company's shipping and handling costs are included in cost of sales in the consolidated statements of operations for all periods presented.

Research and Development Costs

Costs related to research, design and development of products, which consist primarily of personnel, product design and infrastructure expenses, are charged to research and development expense as they are incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue. Advertising costs reimbursed by the Company to direct or indirect customers must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a reduction of revenue. Advertising costs for fiscal year 2013, 2012 and 2011 were as follows (in thousands):

	Year ended March 31,						
	2013	2012			2011		
		As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Advertising costs[1]........	$165,825	$158,111	$9,866	$167,977	$184,750	$10,414	$195,164

(1) During fiscal year 2013, the Company determined that advertising costs previously reported in fiscal years 2012 and 2011 were not properly stated due to the exclusion of certain advertising-related accounts from the amounts disclosed.

Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions to limit exposure with any one financial institution, but is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured.

The Company sells to large OEMs, distributors and key retailers and, as a result, maintains individually significant receivable balances with such customers. As of March 31, 2013 and 2012, one customer group represented 14% of total accounts receivable. No other customer represented more than 10% of the Company's total accounts receivable at either March 31, 2013 or 2012. Typical payment terms require customers to pay for product sales generally within 30 to 60 days; however terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company does not modify payment terms on existing receivables.

The Company's OEM customers tend to be well-capitalized, multi-national companies, while distributors and key retailers may be less well-capitalized. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial condition. The Company generally does not require collateral from its customers.

Note 2 — Summary of Significant Accounting Policies (Continued)

Allowances for Doubtful Accounts

Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of the Company's customers to make required payments. The allowances are based on the Company's regular assessment of the credit worthiness and financial condition of specific customers, as well as its historical experience with bad debts and customer deductions, receivables aging, current economic trends, geographic or country-specific risks and the financial condition of its distribution channels.

Inventories

Inventories are stated at the lower of cost or market. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical sales, and assumptions about future demand and market conditions.

Investments

The Company's investment securities portfolio consists of bank time deposits, marketable securities related to a deferred compensation plan, and auction rate securities collateralized by residential and commercial mortgages.

The bank time deposits are classified as cash equivalents, and are recorded at cost, which approximates fair value.

The marketable securities related to the deferred compensation plan are classified as non-current trading investments, as they are intended to fund the deferred compensation plan long-term liability. Trading activity is directed by plan participants and is not intended to create short-term gains for the benefit of the Company. These securities are recorded at fair value based on quoted market prices. Earnings, gains and losses on trading investments are included in other income (expense), net.

The auction rate securities are classified as non-current available-for-sale assets, and are recorded at estimated fair value. Declines in fair value of the auction rate securities are deemed other-than-temporary and are included in other income (expense), net. Increases in fair value are deemed temporary and are included in accumulated other comprehensive income (loss).

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the feasibility stage are expensed, whereas direct costs incurred during the application development stage are capitalized.

Depreciation is provided using the straight-line method. Plant and buildings are depreciated over estimated useful lives from ten to twenty-five years, equipment over useful lives from three to five years, internal-use software development over useful lives of three to five years and leasehold improvements over the lesser of the useful life of the improvement or the term of the lease.

When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in the determination of net income (loss).

Note 2 — Summary of Significant Accounting Policies (Continued)

Valuation of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, and finite-lived intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment, and other finite-lived intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset's projected discounted cash flows or appraised value, depending on the nature of the asset. For purposes of recognition of an impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable. This assessment was performed in connection with the Company's fiscal year 2013 annual goodwill impairment assessment.

Goodwill and Other Intangible Assets

The Company's intangible assets principally include goodwill, acquired technology, trademarks, customer contracts and customer relationships. Other intangible assets with finite lives, which include acquired technology, trademarks, customer contracts and customer relationships, and other, are recorded at cost and amortized using the straight-line method over their useful lives ranging from one year to ten years. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated at least annually for impairment.

The Company performs its annual goodwill impairment test of each reporting unit as of December 31 and completes the assessment during its fiscal fourth quarter, or more frequently, if events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include company-specific factors, including, but not limited to, restructuring, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. Determining the number of reporting units and the fair value of a reporting unit requires the Company to make judgments and involves the use of significant estimates and assumptions. The Company's reporting units consist of peripherals and video conferencing. The allocation of assets and liabilities to each of the Company reporting units also involves judgment and assumptions.

The Company's goodwill impairment assessment involves three tests, Step 0, Step 1 and Step 2. The Step 0 test involves performing an initial qualitative assessment to determine whether it is more likely than not that the asset is impaired and thus whether it is necessary to proceed to Step 1 and calculate the fair value of the respective reporting unit. The Company may proceed directly to the Step 1 test without performing the Step 0 test. The Step 1 test involves measuring the recoverability of goodwill at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value is estimated using both an income approach employing a discounted cash flow ("DCF") model and a market approach. The DCF model is based on projected cash flows from the Company's most recent forecast ("assessment forecast") developed in connection with each of the Company's reporting units to perform the goodwill impairment assessment. The market approach model is based on applying certain revenue and earnings multiples of comparable companies relevant to each of the Company's reporting units to the respective revenue and earnings metrics of the Company's reporting units. To test the reasonableness of the fair values indicated by the income approach and the market approach, the Company also assesses the implied premium of the aggregate fair value over the market capitalization considered attributable to an acquisition control premium, which is the price in excess of a stock market's price that investors would typically pay to gain control of an entity. The discounted cash flow model and the market approach require the exercise of significant judgment, including assumptions about appropriate discount rates, long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period, economic expectations, timing of expected future cash flows, and expectations of returns on equity that will be achieved. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the carrying amount of the reporting unit exceeds its fair value as determined by these assessments, goodwill is considered impaired, and the Step 2 test is performed to measure the amount of impairment loss. The Step 2 test measures the impairment loss by allocating the reporting unit's fair value to its assets and liabilities other than goodwill, comparing the resulting implied fair value of goodwill with its carrying amount, and recording an impairment charge for the difference.

Income Taxes

The Company provides for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences resulting from differing treatment of items for tax and accounting purposes. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes.

The Company's assessment of uncertain tax positions requires that management make estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company's income tax provision and its results of operations.

Fair Value of Financial Instruments

The carrying value of certain of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to their short maturities. The Company's trading investments related to the deferred compensation plan are reported at fair value based on quoted market prices. Available-for-sale securities are reported at estimated fair value.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average outstanding shares. Diluted net income (loss) per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of share-based compensation awards, including stock options and restricted stock.

The dilutive effect of in-the-money share-based compensation awards is calculated based on the average share price for each fiscal period using the treasury stock method, which assumes that the amount used to repurchase shares includes the amount the employee must pay for exercising share-based awards, the amount of compensation cost not yet recognized for future service, and the amount of tax impact that would be recorded in additional paid-in capital when the award becomes deductible.

Share-Based Compensation Expense

Share-based compensation expense includes compensation expense, reduced for estimated forfeitures, for share-based compensation awards granted after April 1, 2006 based on the grant-date fair value. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of RSUs ("restricted stock units") which vest upon meeting certain market conditions is estimated using the Monte-Carlo simulation method. The grant date fair value of time-based RSUs is calculated based on the market price on the date of grant.

Note 2 — Summary of Significant Accounting Policies (Continued)

Tax benefits resulting from the exercise of stock options are classified as cash flows from financing activities in the consolidated statements of cash flows. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to share-based compensation costs for such options.

The Company will recognize a benefit from share-based compensation in paid-in capital only if an incremental tax benefit is realized after all other available tax attributes have been utilized. For income tax footnote disclosure, the Company has elected to offset deferred tax assets from share-based compensation against the valuation allowance related to the net operating loss and tax credit carryforwards from accumulated tax benefits. The Company will recognize these tax benefits in paid-in capital when the deduction reduces cash taxes payable. In addition, the Company has elected to account for the indirect benefits of share-based compensation on the research tax credit through continuing operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of foreign currency translation adjustments from those entities not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable equity securities, net deferred gains and losses and prior service costs for defined benefit pension plans, and net deferred gains and losses on hedging activity.

Treasury Shares

The Company periodically repurchases shares in the market at fair value. Treasury shares repurchased are recorded at cost, as a reduction of total shareholders' equity. Treasury shares held may be reissued to satisfy the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or may be cancelled with shareholder approval. Treasury shares that are reissued are accounted for using the first-in, first-out basis.

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables and to hedge against exposure to changes in foreign currency exchange rates related to its subsidiaries' forecasted inventory purchases. These forward contracts generally mature within one to three months. The Company may also enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts.

Gains and losses in the fair value of the effective portion of the Company's forward contracts related to forecasted inventory purchases are deferred as a component of accumulated other comprehensive income (loss) until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. Gains or losses in fair value on forward contracts which offset translation losses or gains on foreign currency receivables or payables are recognized in earnings monthly and are included in other income (expense), net.

Restructuring Charges

The Company's restructuring charges consist of employee severance, one-time termination benefits and ongoing benefits related to the reduction of its workforce, lease exist cost, and other costs. Liabilities for costs associated with a restructuring activity are recognized when the liability is incurred, as opposed to when management commits to a restructuring plan. In addition, liabilities associated with restructuring activities are

Note 2 — Summary of Significant Accounting Policies (Continued)

measured at fair value. One-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when restructuring activities are probable and the benefit amounts are estimable. Costs to terminate a lease before the end of its term are recognized when the entity terminates the contract in accordance with the contract terms. Other costs primarily consist of legal, consulting, and other costs related to employee terminations and are expensed when incurred. Termination benefits are calculated based on regional benefit practices and local statutory requirements.

Note 3 — Net Income (Loss) per Share

The computations of basic and diluted net income (loss) per share for the Company were as follows (in thousands except per share amounts):

	Year ended March 31,		
	2013	2012	2011
Net income (loss)	$(228,137)	$ 71,458	$128,460
Weighted average shares—basic	158,468	174,648	176,928
Effect of potentially dilutive share equivalents	—	943	1,862
Weighted average shares—diluted	158,468	175,591	178,790
Net income (loss) per share—basic	$ (1.44)	$ 0.41	$ 0.73
Net income (loss) per share—diluted	$ (1.44)	$ 0.41	$ 0.72

During fiscal years 2013, 2012 and 2011, 22,859,941, 18,431,855 and 13,705,406 share equivalents attributable to outstanding stock options and RSUs were excluded from the calculation of diluted net income (loss) per share because the combined exercise price, average unamortized fair value and assumed tax benefits upon exercise of these options and RSUs were greater than the average market price of the Company's shares, and therefore their inclusion would have been anti-dilutive.

Note 4 — Employee Benefit Plans

Employee Share Purchase Plans and Stock Incentive Plans

As of March 31, 2013, the Company offers the 2006 ESPP (2006 Employee Share Purchase Plan (Non-U.S.)), the 1996 ESPP (1996 Employee Share Purchase Plan (U.S.)), the 2006 Plan (2006 Stock Incentive Plan) and the 2012 Plan (2012 Stock Inducement Equity Plan). The 2012 Plan was approved by the Board of Directors in April 2012. On April 13, 2012, the Company filed Registration Statements to register 5.0 million additional shares to be issued pursuant to the 2006 Employee Share Purchase Plan (Non-U.S.) and 1.8 million shares under the 2012 Stock Inducement Equity Plan. On September 5, 2012, at the fiscal year 2012 Annual General Meeting of Shareholders, Logitech shareholders approved amendments to and restatement of the 2006 Stock Incentive Plan, which included the increase of 7.3 million additional shares to be issued under this plan and to prohibit the repricing of options or stock appreciation rights. On October 25, 2012, the Company filed a registration statement to register the 7.3 million additional shares under the 2006 Stock Incentive Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 — Employee Benefit Plans (Continued)

The following table summarizes share-based compensation expense and related tax benefit recognized for fiscal years 2013, 2012 and 2011 (in thousands):

	Year Ended March 31,		
	2013	2012	2011
Cost of goods sold	$ 2,499	$ 3,620	$ 4,223
Share-based compensation expense included in gross profit	2,499	3,620	4,223
Operating expenses:			
Marketing and selling	7,825	12,716	12,030
Research and development	7,532	7,187	7,829
General and administrative	7,342	8,006	10,764
Share-based compensation expense included in operating expenses	22,699	27,909	30,623
Total share-based compensation expense	25,198	31,529	34,846
Income tax benefit	5,356	6,294	8,279
Share-based compensation expense, net of income tax	$19,842	$25,235	$26,567

As of March 31, 2013, 2012 and 2011, $0.4 million, $0.7 million and $1.0 million of share-based compensation cost were capitalized in inventory. The following table summarizes total share-based compensation cost not yet recognized and the number of months over which such cost is expected to be recognized, on a weighted-average basis by type of grant (in thousands, except number of months):

	March 31, 2013	
	Compensation Cost Not Yet Recognized	Months of Future Recognition
Non-vested stock options	$ 3,767	10
Premium-priced stock options	2,015	36
Performance stock options	4,556	21
Time-based RSUs	31,152	21
Performance-based RSUs	3,184	13
Total compensation cost not yet recognized	$44,674	

Under the 1996 ESPP and 2006 ESPP plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. An aggregate of 21,000,000 shares was reserved for issuance under the 1996 and 2006 ESPP plans. As of March 31, 2013, a total of 2,316,415 shares were available for issuance under these plans.

The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, restricted stock and RSUs. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. The 2006 Stock Plan has an expiration date of June 16, 2016. Stock options granted under the 2006 Plan generally vest over three years for non-executive Directors and over four years for employees. All stock options under this plan have terms not exceeding ten years and are issued at exercise prices not less than the fair market value on the date of grant. Time-based RSUs granted to employees under the 2006 Plan generally vest in four equal annual installments on the grant date anniversary. Time-based RSUs granted to non-executive board members under the 2006 Plan vest in one annual installment on the grant date anniversary. Performance-based options and RSUs granted under the 2006 Plan vest

Note 4 — Employee Benefit Plans (Continued)

at the end of the performance period upon meeting certain share price performance criteria measured against market conditions. The performance period is four years for performance-based options granted in fiscal year 2013. The performance period is three years for performance-based RSU grants made in fiscal years 2013, 2012 and 2011. An aggregate of 24,800,000 shares was reserved for issuance under the 2006 Plan. As of March 31, 2013, a total of 10,156,268 shares were available for issuance under this plan.

Under the 2012 Stock Inducement Equity Plan, stock options and RSUs may be granted to eligible employees to serve as inducement material to enter into employment with the Company. Awards under the 2012 Stock Inducement Equity Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria, based on individual written employment offer letter and subject to change. The 2012 Stock Inducement Equity Plan has an expiration date of March 28, 2022. An aggregate of 1,800,000 shares was reserved for issuance under the 2012 Stock Inducement Equity Plan. As of March 31, 2013, no shares were available for issuance under this plan.

A summary of the Company's stock option activity for fiscal years 2013, 2012 and 2011 is as follows (in thousands, except per share data; exercise prices are weighted averages):

	Year ended March 31,					
	2013		2012		2011	
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	13,034	$ 19	16,312	$ 19	20,037	$18
Granted	3,718	$ 8	—	$—	294	$16
Exercised	(389)	$ 6	(316)	$ 8	(2,747)	$10
Cancelled or expired	(2,679)	$ 20	(2,962)	$ 22	(1,272)	$21
Outstanding, end of year	13,684	$ 16	13,034	$ 19	16,312	$19
Exercisable, end of year	9,355	$ 19	10,867	$ 20	11,205	$20

The total pretax intrinsic value of stock options exercised during the fiscal years ended March 31, 2013, 2012 and 2011 was $1.1 million, $0.8 million and $23.9 million and the tax benefit realized for the tax deduction from options exercised during those periods was $0.3 million, $0.2 million and $7.4 million. The total fair value of options vested as of March 31, 2013, 2012 and 2011 was $60.5 million, $76.0 million and $74.3 million.

The fair value of employee stock options granted and shares purchased under the Company's employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values.

	Year ended March 31,											
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	Purchase Plans			Stock Option Plans			Premium-Priced Options			Performance Stock Option Plan		
Dividend yield	0%	0%	0%	0%	n/a	0%	0%	n/a	n/a	0%	n/a	n/a
Expected life	6 months	6 months	6 months	6 years	n/a	4 years	7 years	n/a	n/a	6 years	n/a	n/a
Expected volatility	47%	52%	35%	46%	n/a	48%	46%	n/a	n/a	44%	n/a	n/a
Risk-free interest rate	0.09%	0.13%	0.16%	1.20%	n/a	1.57%	2.00%	n/a	n/a	1.93%	n/a	n/a

Note 4 — Employee Benefit Plans (Continued)

The dividend yield assumption is based on the Company's history and future expectations of dividend payouts. On September 5, 2012, the Company's shareholders approved a cash dividend of CHF 125.7 million ($133.5 million in U.S. dollars) out of retained earnings to Logitech shareholders who owned shares on September 17, 2012. This dividend qualified as a distribution of qualifying additional paid-in-capital. Logitech considers the cash dividend to be a one-time, discrete event unlikely to be repeated within the next four years. As such, the Company considers the expected dividend yield to be 0%. The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors. Expected share price volatility is based on historical volatility using the Company's daily closing prices over the term of past options or purchase offerings. The Company considers the historical price volatility of its shares as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company's stock options or purchase offerings.

The Company estimates option forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

The following table presents the weighted average grant-date fair values of options granted and the expected forfeiture rates:

	Year ended March 31,											
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	Purchase Plans			Stock Option Plans			Premium-Priced Options			Performance Stock Option Plan		
Weighted average grant-date fair value of options granted	$2.14	$2.96	$4.26	$3.64	n/a	$6.11	$2.52	n/a	n/a	$2.58	n/a	n/a
Expected forfeitures	0%	0%	0%	0%	n/a	9%	0%	n/a	n/a	0%	n/a	n/a

As of March 31, 2013, the exercise price of outstanding options ranged from $1 to $42 per option, and the weighted average remaining contractual life of outstanding options was 5.4 years. As of March 31, 2013, the weighted average remaining contractual life of exercisable options was 3.7 years.

The total number of fully vested in-the-money options exercisable as of March 31, 2013 was 282,846. As of March 31, 2013, 4,329,723 options were unvested, of which 3,853,453 are expected to vest, based on an estimated forfeiture rate of 11%.

ANNUAL REPORT

Note 4 — Employee Benefit Plans (Continued)

A summary of the Company's time- and performance-based RSU activity for fiscal years 2013, 2012 and 2011 is as follows (in thousands, except per share values; grant-date fair values are weighted averages):

	Year ended March 31,					
	2013		2012		2011	
	Number	Grant Date Fair Value	Number	Grant Date Fair Value	Number	Grant Date Fair Value
Outstanding, beginning of year	4,125	$ 13	2,370	$ 21	514	$18
Time-based RSUs granted	2,219	$ 7	2,496	$ 9	1,599	$20
Performance-based RSUs granted	101	$ 6	516	$ 11	538	$28
Vested	(1,097)	$ 11	(399)	$ 19	(142)	$15
Cancelled or expired	(706)	$ 13	(858)	$ 19	(139)	$24
Outstanding, end of year	4,642	$ 10	4,125	$ 13	2,370	$21

The total pretax intrinsic value (fair value) of RSUs vested during the fiscal years ended March 31, 2013, 2012 and 2011 was $ 8.3 million, $3.8 million and $1.7 million. The tax benefit realized for the tax deduction from RSUs vested during the fiscal years ended March 31, 2013, 2012 and 2011 was $1.9 million, $0.9 million and $0.2 million.

The Company determines the fair value of the time-based RSUs based on the market price on the date of grant. The fair value of the performance-based RSUs is estimated using the Monte-Carlo simulation model applying the following assumptions:

	Year ended March 31,		
	2013	2012	2011
	Performance-Based RSUs		
Dividend yield	0%	0%	0%
Expected life	3 years	3 years	3 years
Expected volatility	47%	49%	51%
Risk-free interest rate	0.31%	0.99%	0.81%

The dividend yield assumption is based on the Company's history and future expectations of dividend payouts. The expected life of the performance-based RSUs is the service period at the end of which the RSUs will vest if the performance conditions are satisfied. The volatility assumption is based on the actual volatility of Logitech's daily closing share price over a look-back period equal to the years of expected life. The risk free interest rate is derived from the yield on US Treasury Bonds for a term of the same number of years as the expected life.

As of March 31, 2013, the grant date fair values of outstanding RSUs ranged from $6 to $28 per RSU, and the weighted average remaining contractual life was 8.9 years.

Note 4 — Employee Benefit Plans (Continued)

In April 2012, Logitech's Board of Directors approved the 2012 Stock Inducement Equity Plan. Under this plan, Logitech's newly-hired President, Bracken P. Darrell, who became President and Chief Executive Officer in January 2013, was granted the following equity incentive awards (in thousands, except per share exercise price, vesting period and term):

Type of Grant	Number of Shares	Exercise Price	Grant Date Fair Value	In Years: Vesting Period[1]	In Years: Term
Stock Options	500	$ 8	$1,820	4.0	10.0
Time-based RSUs	100	$—	803	4.0	10.0
Premium-priced stock options:[2]					
First Tranche	400	$14	1,100	2.5	10.0
Second Tranche	400	$16	1,024	3.0	10.0
Third Tranche	400	$20	896	3.9	10.0

(1) Vesting period for premium-price stock options represents estimated requisite service period.

(2) Each grant of premium-priced stock options will vest in full if and only when Logitech's average closing share price, over a consecutively ninety-day trading period, meets or exceeds the exercise price of the grant.

Defined Contribution Plans

Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for fiscal years 2013, 2012 and 2011, were $6.9 million, $11.6 million and $8.9 million.

Defined Benefit Plans

Certain of the Company's subsidiaries sponsor defined benefit pension plans or non-retirement post-employment benefits covering substantially all of their employees. Benefits are provided based on employees' years of service and earnings, or in accordance with applicable employee benefit regulations. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

During the quarter ended September 30, 2012, the Company's Swiss defined benefit pension plan was subject to re-measurement due to the number of plan participants affected by the restructuring implemented during the first quarter of fiscal year 2013, described in Note 15, *Restructuring*. The re-measurement resulted in the realization of $2.2 million in previously unrecognized losses which resided within accumulated other comprehensive loss and which the Company entirely recognized during the quarter ended September 30, 2012. The Company's restructuring plan implemented during the fourth quarter of fiscal year 2013 resulted in an additional $1.2 million in previously unrecognized losses related to affected plan participants which resided within accumulated other comprehensive income (loss) and which the Company entirely recognized during the quarter ended March 31, 2013.

Note 4 — Employee Benefit Plans (Continued)

The Company recognizes the underfunded or overfunded status of defined benefit pension plans and non-retirement post-employment benefit obligations as an asset or liability in its consolidated balance sheets, and recognizes changes in the funded status of defined benefit pension plans in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of shareholders' equity. Each plan's assets and benefit obligations are measured as of March 31 each year.

The net periodic benefit cost of the defined benefit pension plans and the non-retirement post-employment benefit obligations for fiscal years 2013, 2012 and 2011 was as follows (in thousands):

	Year ended March 31,		
	2013	2012	2011
Service cost	$ 7,261	$ 6,295	$ 4,396
Interest cost	1,800	2,205	1,745
Expected return on plan assets	(1,688)	(1,968)	(1,818)
Amortization of net transition obligation	5	5	4
Amortization of net prior service cost	712	156	161
Settlement	3,439	—	2
Recognized net actuarial loss	846	205	482
Net periodic benefit cost	$12,375	$ 6,898	$ 4,972

The changes in projected benefit obligations for fiscal years 2013 and 2012 were as follows (in thousands):

	Year Ended March 31,	
	2013	2012
Projected benefit obligation, beginning of year	$ 94,135	$76,145
Service cost	7,261	6,295
Interest cost	1,800	2,205
Plan participant contributions	2,814	2,878
Actuarial loss	7,146	9,989
Benefits paid	(2,285)	(3,812)
Plan amendments	(1,456)	—
Settlement and curtailment	(18,737)	—
Initial adoption of Japanese plan	—	86
Administrative expense paid	(164)	(197)
Foreign currency exchange rate changes	(4,176)	546
Projected benefit obligation, end of year	$ 86,338	$94,135

The accumulated benefit obligation for all defined benefit pension plans as of March 31, 2013 and 2012 was $66.8 million and $72.8 million.

Note 4 — Employee Benefit Plans (Continued)

The following table presents the changes in the fair value of defined benefit pension plan assets for fiscal years 2013 and 2012 (in thousands):

	Year Ended March 31,	
	2013	2012
Fair value of plan assets, beginning of year	$ 50,669	$45,937
Actual return on plan assets	2,889	219
Employer contributions	5,800	5,071
Plan participant contributions	2,814	2,878
Benefits paid	(2,285)	(3,812)
Settlement	(11,093)	—
Administrative expenses paid	(164)	(197)
Foreign currency exchange rate changes	(2,628)	573
Fair value of plan assets, end of year	$ 46,002	$50,669

The Company's investment objectives are to ensure that the assets of its defined benefit plans are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plans' benefit obligations as they become due. The Company believes that a well-diversified investment portfolio will result in the highest attainable investment return with an acceptable level of overall risk. Investment strategies and allocation decisions are also governed by applicable governmental regulatory agencies. The Company's investment strategy with respect to its largest defined benefit plan, which is available only to Swiss employees, is to invest in the following allocation ranges: 28 - 43% for equities, 33-63% for Swiss bonds, 5-15% for foreign bonds, 5-15% for hedge and investment funds, and 0-20% for cash and cash equivalents. The Company's other defined benefit plans, which comprise approximately 3% of total defined benefit plan assets as of March 31, 2013, have similar investment and allocation strategies. The following tables present the fair value of the defined benefit pension plan assets by major categories and by levels within the fair value hierarchy as of March 31, 2013 and 2012 (in thousands):

	March 31, 2013			
	Level 1	Level 2	Level 3	Total
Cash	$ 5,405	$ —	$—	$ 5,405
Equity securities	14,802	—	—	14,802
Debt securities	19,714	—	—	19,714
Swiss real estate fund	3,968	—	—	3,968
Hedge fund	—	1,062	—	1,062
Commodity fund	693	—	—	693
Other	106	252	—	358
Total plan assets at fair value	$ 44,688	$1,314	$—	$46,002

ANNUAL REPORT

Note 4 — Employee Benefit Plans (Continued)

	March 31, 2012			
	Level 1	Level 2	Level 3	Total
Cash	$ 2,675	$ —	$—	$ 2,675
Equity securities	17,513	—	—	17,513
Debt securities	22,892	—	—	22,892
Swiss real estate fund	3,561	—	—	3,561
Hedge fund	—	3,167	—	3,167
Commodity fund	590	—	—	590
Other	—	271	—	271
Total plan assets at fair value	$ 47,231	$3,438	$—	$50,669

The funded status of the defined benefit pension plans is the fair value of plan assets less benefit obligations. The funded status of the non-retirement post-employment benefits is the fair value of the benefit obligations. Projected benefit obligations exceeded plan assets for all plans by $40.3 million and $42.7 million as of March 31, 2013 and 2012. Amounts recognized on the balance sheet for the plans were as follows (in thousands):

	March 31,	
	2013	2012
Current assets	$ —	$ 752
Current liabilities	(4,351)	(4,129)
Non-current liabilities	(35,963)	(39,337)
Net liabilities	$(40,314)	$(42,714)

Amounts recognized in accumulated other comprehensive loss related to defined benefit pension plans were as follows (in thousands):

	March 31,		
	2013	2012	2011
Net prior service cost	$ (2,307)	$ (1,918)	$ (2,084)
Net actuarial loss	(18,308)	(28,172)	(16,714)
Amortization of net transition obligation	(16)	(24)	(34)
Accumulated other comprehensive loss	(20,631)	(30,114)	(18,832)
Deferred tax benefit	315	752	759
Accumulated other comprehensive loss, net of tax	$(20,316)	$(29,362)	$(18,073)

Note 4 — Employee Benefit Plans (Continued)

Changes in accumulated other comprehensive loss related to the defined benefit pension plans were as follows (in thousands):

	Year Ended March 31,		
	2013	2012	2011
Accumulated other comprehensive loss, beginning of year	$(29,362)	$(18,073)	$(10,813)
Transition obligation recognized	5	—	5
Prior service cost recognized	(791)	(15)	146
Loss recognized	1,195	275	396
Curtailment loss recognized	3,363	—	—
Settlement loss recognized	3,057	—	23
Gain (loss) occurred	1,351	(11,808)	(5,609)
Deferred tax benefit (expense)	(435)	170	(241)
Foreign currency exchange rate changes	1,301	89	(1,980)
Accumulated other comprehensive loss, end of year	$(20,316)	$(29,362)	$(18,073)

The following table presents the amounts included in accumulated other comprehensive loss as of March 31, 2013, which are expected to be recognized as a component of net periodic benefit cost in fiscal year 2014 (in thousands):

	Year Ending March 31, 2014
Amortization of net transition obligation	$ 4
Amortization of net prior service costs	207
Amortization of net actuarial loss	1,015
	$1,226

The Company reassesses its benefit plan assumptions on a regular basis. The actuarial assumptions for the pension plans for fiscal years 2013 and 2012 were as follows:

	2013		2012	
	Benefit Obligation	Periodic Cost	Benefit Obligation	Periodic Cost
Discount rate	1.50% to 8.00%	1.75% to 8.50%	1.75% to 3.25%	2.00% to 3.75%
Estimated rate of compensation increase	3.00% to 10.00%	3.00% to 10.00%	3.00% to 8.00%	2.50% to 5.00%
Expected average rate of return on plan assets	1.00% to 3.50%	1.00% to 3.75%	1.00% to 3.75%	1.00% to 4.75%

The discount rate is estimated based on corporate bond yields or securities of similar quality in the respective country, with a duration approximating the period over which the benefit obligations are expected to be paid. The Company bases the compensation increase assumptions on historical experience and future expectations. The expected average rate of return for the Company's defined benefit pension plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid, based on government bond notes in the respective country, adjusted for corporate risk premiums as appropriate.

Note 4 — Employee Benefit Plans (Continued)

The following table reflects the benefit payments that the Company expects the plans to pay in the periods noted (in thousands):

Year ending March 31,	
2014	$ 3,797
2015	3,896
2016	4,206
2017	4,023
2018	4,172
Thereafter	19,969
	$40,063

The Company expects to contribute approximately $3.8 million to its defined benefit pension plans during fiscal year 2014.

Deferred Compensation Plan

One of the Company's subsidiaries offers a deferred compensation plan which permits eligible employees to make 100%-vested salary and incentive compensation deferrals within established limits. The Company does not make contributions to the plan. Prior to December 2010, the participants' deferrals were invested in Company-owned life insurance contracts held in a Rabbi Trust. In December 2010, the Company surrendered the life insurance contracts for cash, and invested the proceeds of $11.3 million, in addition to $0.8 million in cash held by the Rabbi Trust, investment earnings and employee contributions, in a Company-selected portfolio of marketable securities, which are also held by the Rabbi Trust.

The fair value of the deferred compensation plan's assets is included in other assets in the consolidated balance sheets. The marketable securities are classified as trading investments and are recorded at a fair value of $15.6 million and $14.3 million as of March 31, 2013 and 2012, based on quoted market prices. Earnings, gains and losses on trading investments are included in other income (expense), net.

Note 5 — Interest and Other Income (Expense)

Interest and other income (expense), net was comprised of the following (in thousands):

	Year ended March 31,		
	2013	2012	2011
Interest income	$ 2,215	$ 3,121	$ 2,343
Interest expense	(1,308)	(447)	(27)
Interest income, net	$ 907	$ 2,674	$ 2,316
Investment Impairments[1]	$(3,600)	$ —	$ (43)
Gain (loss) on sale of buildings	—	8,967	838
Gain on sale of available-for-sale securities	831	6,109	—
Foreign currency exchange gains, net	104	1,575	480
Investment income related to deferred compensation plan	933	227	1,409
Other, net	(466)	(256)	792
Other income (expense), net	$(2,198)	$16,622	$ 3,476

(1) The $3.6 million investment impairment in fiscal year 2013 resulted from the write-down of an investment in a privately-held company.

Note 6 — Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company's income before taxes and the provision for (benefit from) income taxes are generated outside of Switzerland.

Income (loss) before income taxes for the fiscal years ended March 31, 2013, 2012 and 2011 is summarized as follows (in thousands):

	Year ended March 31,		
	2013	2012	2011
Income (loss) before income taxes:			
Swiss	$(124,417)	$(66,512)	$ 50,219
Non-Swiss	(129,308)	157,789	98,229
Total	$(253,725)	$ 91,277	$148,448

The provision for (benefit from) for income taxes is summarized as follows (in thousands):

	Year ended March 31,		
	2013	2012	2011
Current:			
Swiss	$ 686	$ 258	$ (1,073)
Non-Swiss	(23,078)	25,187	26,218
Deferred:			
Swiss	—	(254)	—
Non-Swiss	(3,196)	(5,372)	(5,157)
Total	$(25,588)	$19,819	$19,988

The difference between the provision for (benefit from) income taxes and the expected tax provision (benefit) at the statutory income tax rate is reconciled below (in thousands):

	Year ended March 31,		
	2013	2012	2011
Expected tax provision (benefit) at statutory income tax rates	$(21,567)	$ 7,759	$12,618
Income taxes at different rates	7,906	11,968	5,062
Research and development tax credits	(3,302)	(1,666)	(2,315)
Foreign tax credits	(1,535)	—	—
Unrealized investment income	—	—	(315)
Stock compensation	1,643	2,696	1,965
Valuation allowance	3,809	(104)	2,309
Impairment	18,419	—	—
Restructuring charges	4,336	—	—
IRS audit settlement	(35,608)	—	—
Other, net	311	(834)	664
Total provision (benefit) for income taxes	$(25,588)	$19,819	$19,988

Note 6 — Income Taxes (Continued)

The Company negotiated a tax holiday on certain earnings in China which was effective from January 2006 through December 2010. The tax holiday was a tax exemption aimed to attract foreign technological investment in China. There was no tax benefit from the tax holiday in fiscal years 2013 and 2012. The tax holiday decreased income tax expense by approximately $3.6 million for fiscal year 2011 and the benefit of the tax holiday on net income per share (diluted) in the same year was $0.02.

On January 2, 2013, the enactment in the U.S. of the American Taxpayer Relief Act of 2012 extended retroactively through the end of calendar year 2013 the U.S. federal research and development tax credit which had expired on December 31, 2011. The income tax benefit for the fiscal year ended March 31, 2013 reflected a $2.2 million tax benefit from the reinstatement of the U.S. federal research tax credit.

Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31,	
	2013	2012
Deferred tax assets:		
Net operating loss carryforwards	$ 15,147	$ 24,332
Tax credit carryforwards	13,495	8,418
Accruals	41,746	38,954
Depreciation and amortization	5,517	6,871
Share-based compensation	17,147	25,516
Gross deferred tax assets	93,052	104,091
Valuation allowance	(6,014)	(2,205)
Gross deferred tax assets after valuation allowance	87,038	101,886
Deferred tax liabilities:		
Acquired intangible assets and other	(10,961)	(17,454)
Gross deferred tax liabilities	(10,961)	(17,454)
Deferred tax assets, net	$ 76,077	$ 84,432

Management regularly assesses the ability to realize deferred tax assets recorded in the Company's entities based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company had $6 million of valuation allowance as of March 31, 2013, increased from $2.2 million in fiscal year 2012. The increase is partly due to the establishment of valuation allowance in the amount of $2.2 million against deferred tax assets in the state of California of the U.S. In addition, the Company increased the valuation allowance of foreign tax credit carryforwards in the U.S. from $0.1 million to $1.6 million. The Company determined that it is more likely than not that the Company would not generate sufficient taxable income in the future to utilize such deferred tax assets and tax credit carryforwards. The remaining valuation allowance primarily represents $2 million of the valuation allowance for capital loss carryforwards in the U.S.

Note 6 — Income Taxes (Continued)

Deferred tax assets relating to tax benefits of employee stock grants have been reduced to reflect settlement activity in fiscal years 2013 and 2012. Settlement activity of grants in fiscal year 2013 and 2012 resulted in a "shortfall" in which tax deductions were less than previously recorded share-based compensation expense. The Company recorded a shortfall to equity of $10.9 million and $0.9 million, respectively, in fiscal year 2013 and 2012.

As of March 31, 2013, the Company had foreign net operating loss and tax credit carryforwards for income tax purposes of $208.5 million and $33.7 million. Approximately $136.2 million of the net operating loss carryforwards and $22.6 million of the tax credit carryforwards, if realized, will be credited to equity since they have not met the applicable realization criteria. Unused net operating loss carryforwards will expire at various dates in fiscal years 2015 to 2033. The tax credit carryforwards will begin to expire in fiscal year 2019.

As of March 31, 2013, the Company had capital loss carryforwards of approximately $5.5 million. The loss will begin to expire in fiscal year 2016.

Swiss income taxes and non-Swiss withholding taxes associated with the repatriation of earnings or for other temporary differences related to investments in non-Swiss subsidiaries have not been provided for, as the Company intends to reinvest the earnings of such subsidiaries indefinitely or the Company has concluded that no additional tax liability would arise on the distribution of such earnings. If these earnings were distributed to Switzerland in the form of dividends or otherwise, or if the shares of the relevant non-Swiss subsidiaries were sold or otherwise transferred, the Company may be subject to additional Swiss income taxes and non-Swiss withholding taxes. As of March 31, 2013, the cumulative amount of unremitted earnings of non-Swiss subsidiaries was approximately $154.7 million. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As of March 31, 2013, the total amount of unrecognized tax benefits and related accrued interest and penalties due to uncertain tax positions was $102.0 million, of which $90.3 million would affect the effective income tax rate if realized. The Company classified the unrecognized tax benefits as non-current income taxes payable.

Note 6 — Income Taxes (Continued)

The aggregate changes in gross unrecognized tax benefits in fiscal years 2013, 2012 and 2011 were as follows (in thousands):

Balance as of March 31, 2010	$113,628
Lapse of statute of limitations	(4,760)
Settlements with tax authorities	(6,290)
Foreign exchange impact on tax positions	180
Increases in balances related to tax positions taken during the current period	27,740
Balance as of March 31, 2011	$130,498
Lapse of statute of limitations	(6,760)
Foreign exchange impact on tax positions	(1,200)
Increases in balances related to tax positions taken during the current period	14,350
Balance as of March 31, 2012	$136,888
Lapse of statute of limitations	(6,490)
Settlements with tax authorities	(42,770)
Foreign exchange impact on tax positions	(1,500)
Increases in balances related to tax positions taken during the current period	9,570
Balance as of March 31, 2013	$ 95,698

The Company recognizes interest and penalties related to unrecognized tax positions in income tax expense. The Company recognized $1.0 million, $1.2 million and $1.3 million in interest and penalties in income tax expense during fiscal years 2013, 2012 and 2011. As of March 31, 2013, 2012 and 2011, the Company had approximately $6.6 million, $7.5 million and $8.0 million of accrued interest and penalties related to uncertain tax positions.

The Company files Swiss and foreign tax returns. For all these tax returns, the Company is generally not subject to tax examinations for years prior to fiscal year 2001. In the fiscal quarter ended September 30, 2012, the Company effectively settled the examinations of fiscal years 2006 and 2007 with the IRS (U.S. Internal Revenue Service). The Company reversed $33.8 million of unrecognized tax benefits associated with uncertain tax positions and recorded a $1.7 million tax provision from the assessments as a result of the closure, resulting in a net tax benefit of $32.1 million. There was no cash tax liability from the settlement due to utilization of net operating loss carryforwards.

The Company also effectively settled the examinations of fiscal years 2008 and 2009 with the IRS in the fiscal quarter ended December 31, 2012. The Company reversed $9.0 million of unrecognized tax benefits associated with uncertain tax positions and recorded a $5.5 million tax provision from the assessments, resulting in a net tax benefit of $3.5 million. There was no cash tax liability from the settlement due to utilization of net operating loss carryforwards. The effective settlement of the IRS examinations of fiscal years 2006 through 2009 resulted in an overall net tax benefit of $35.6 million in fiscal year 2013.

The Company is also under examination and has received assessment notices in other tax jurisdictions. At this time, the Company is not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on its results of operations.

Although the Company has adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. It is not possible at this time to reasonably estimate the decrease of unrecognized tax benefits within the next twelve months.

Note 7 — Balance Sheet Components

The following table presents the components of certain balance sheet asset amounts as of March 31, 2013 and 2012 (in thousands):

	March 31,	
	2013	2012
Accounts receivable:		
Accounts receivable	$ 325,870	$ 376,917
Allowance for doubtful accounts	(2,153)	(2,472)
Allowance for returns	(21,883)	(24,599)
Allowances for cooperative marketing arrangements	(24,160)	(24,109)
Allowances for customer incentive programs	(42,857)	(42,262)
Allowances for pricing programs	(55,252)	(60,371)
	$ 179,565	$ 223,104
Inventories:		
Raw materials	$ 37,504	$ 38,613
Work-in-process	41	73
Finished goods	223,538	258,386
	$ 261,083	$ 297,072
Other current assets:		
Income tax and value-added tax refund receivables	$ 17,403	$ 19,360
Deferred taxes—current	24,333	25,587
Prepaid expenses and other	15,300	21,043
	$ 57,036	$ 65,990
Property, plant and equipment:[1]		
Plant, buildings and improvements	$ 70,009	$ 48,555
Equipment	129,868	115,811
Computer equipment	42,437	40,353
Computer software	80,930	75,758
	323,244	280,477
Less: accumulated depreciation	(247,469)	(217,409)
	75,775	63,068
Construction-in-progress	9,047	28,968
Land	2,827	2,848
	$ 87,649	$ 94,884
Other assets:		
Deferred taxes	$ 53,733	$ 61,358
Trading investments	15,599	14,301
Other	6,464	7,374
	$ 75,796	$ 83,033

(1) During fiscal year 2013, the Company determined that the Property, plant and equipment and accumulated depreciation amounts previously reported for fiscal year 2012 were not properly stated due to the inclusion of $32.2 million in fully depreciated equipment that was previously disposed of by the Company as of March 31, 2012. The table below presents revised amounts along with amounts previously reported in its Form 10-K for fiscal year 2012.

Note 7 — Balance Sheet Components (Continued)

	March 31, 2012		
	As Reported	Adjustment	As Revised
Property, plant and equipment:			
Equipment	$ 148,059	$(32,248)	$ 115,811
Total gross—Property, plant and equipment	312,725	(32,248)	280,477
Accumulated depreciation	(249,657)	32,248	(217,409)

In the year ended March 31, 2012, an inventory valuation adjustment of $34.1 million was charged to cost of goods sold, as the result of management's decision in early July 2011 to reduce the retail price of Logitech Revue from $249 to $99, which due to its significance, has been presented as a non-cash charge in the consolidated statement of cash flows.

The decrease in construction-in-progress primarily related to new facilities for the Company's operations in Northern California which occurred during the year ended March 31, 2012.

The following table presents the components of certain balance sheet liability amounts as of March 31, 2013 and 2012 (in thousands):

	March 31,	
	2013	2012
Accrued and other current liabilities:		
Accrued personnel expenses	$ 40,502	$ 42,809
Accrued marketing expenses	11,005	7,097
Indirect customer incentive programs	29,464	26,112
Accrued restructuring	13,458	—
Deferred revenue	22,698	19,358
Accrued freight and duty	5,882	11,376
Value-added tax payable	8,544	7,140
Accrued royalties	3,358	6,243
Warranty accrual	5,156	5,184
Employment benefit plan obligations	4,351	4,129
Income taxes payable—current	2,259	6,047
Other accrued liabilities	39,171	51,185
	$185,848	$186,680
Non-current liabilities:		
Income taxes payable—non-current	$ 98,827	$137,319
Obligation for deferred compensation	15,631	14,393
Employment benefit plan obligations	35,963	39,337
Deferred rent	24,136	16,042
Deferred taxes	1,989	2,513
Other long-term liabilities	10,676	8,858
	$187,222	$218,462

The increase in deferred rent primarily relates to new facilities for the Company's operations in Northern California.

Note 7 — Balance Sheet Components (Continued)

During the third quarter of fiscal year 2013, the Company made a strategic decision to divest its Retail Remote product category and its digital video security product line, included within its Retail Video product category, by the end of fiscal year 2014. This decision primarily resulted from the Company's belief that these product categories would not make a meaningful contribution to improving either the Company's growth or profitability. As a result, assets and liabilities of the Retail Remote product category and the digital video security product line have been classified as held for sale as of March 31, 2013. The components of assets and liabilities held for sale at March 31, 2013 were as follows (in thousands):

	March 31, 2013
Assets held for sale:	
Inventory	$ 6,031
Property, plant and equipment, net	756
Goodwill[1]	2,470
Other intangible assets, net	3,745
	$13,002
Liabilities held for sale:	
Warranty accrual	$ 467
Other liabilities	875
	$ 1,342

(1) Represents the allocated goodwill related to the Company's Retail—Remotes product category which was classified as an asset held for sale as of March 31, 2013.

Note 8 — Financial Instruments

Fair Value Measurements

The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company utilizes the following three-level fair value hierarchy to establish the priorities of the inputs used to measure fair value:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 8 — Financial Instruments (Continued)

The following table presents the Company's financial assets and liabilities, that were accounted for at fair value, excluding assets related to the Company's defined benefit pension plans, classified by the level within the fair value hierarchy (in thousands):

	March 31, 2013			March 31, 2012		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash equivalents[1]	$119,073	$ —	$—	$160,558	$ —	$ —
Trading investments for deferred compensation plan:						
Money market funds	4,220	—	—	3,383	—	—
Mutual funds	11,379	—	—	10,918	—	—
Available-for-sale securities:						
Collateralized debt obligations	—	—	—	—	—	429
Foreign exchange derivative assets	—	1,197	—	—	658	—
Total assets at fair value	$134,672	$1,197	$—	$174,859	$658	$429
Foreign exchange derivative liabilities	$ —	$ 707	$—	$ —	$245	$ —
Total liabilities at fair value	$ —	$ 707	$—	$ —	$245	$ —

(1) Excludes cash balances of $214.7 million as of March 31, 2013 and $317.8 million as of March 31, 2012.

The following table presents the changes in the Company's Level 3 financial assets during the fiscal years ended March 31, 2013, 2012 and 2011 (in thousands):

	March 31,		
	2013	2012	2011
Available-for-sale securities, beginning balance	$ 429	$ 1,695	$ 994
Proceeds from sales of securities	(917)	(6,550)	—
Realized gain on sales of securities	831	6,050	—
Realized loss on sales of securities	—	(9)	—
Reversal of unrealized gains previously recognized in accumulated other comprehensive loss	—	—	744
Reversal of unrealized losses previously recognized in accumulated other comprehensive loss	(343)	(757)	(43)
Available-for-sale securities, ending balance	$ —	$ 429	$1,695

The majority of the Company's non-financial assets and liabilities, which include goodwill, intangible assets, inventories, and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or tested at least annually for goodwill) such that a non-financial instrument is required to be evaluated for impairment and an impairment is recorded to reduce the non-financial instrument's carrying value to the fair value as a result of such triggering events, the non-financial assets and liabilities are measured at fair value for the period such triggering events occur. For the year ended March 31, 2013,

Note 8 — Financial Instruments (Continued)

goodwill related to the Company's video conferencing operating segment, investment in a privately-held company, and goodwill, other intangibles and property, plant and equipment related to the digital video security product line were measured at fair value on a non-recurring basis using the type of inputs shown (in thousands):

	Fair Value as of March 31, 2013	Impairment Charge Year Ended March 31, 2013
	Level 3	
Goodwill—Video Conferencing segment	$124,613	$214,500
Investment in privately-held company	370	3,600
Goodwill, other intangibles and other assets—Digital Video Security	—	2,188
	$124,983	$220,288

The fair value of the video conferencing goodwill was determined using a combination of an income approach employing a discounted cash flow model and a market approach, which are considered to be Level 3 inputs. The fair value of the investment in a privately-held company was determined using a liquidation value approach, which is considered to be a Level 3 input. The fair value of the goodwill, other intangibles and property, plant and equipment related to the digital video security product line were determined using a market approach, which is considered to be a Level 3 input.

Cash and Cash Equivalents

Cash equivalents consist of bank demand deposits and time deposits. The time deposits have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Investment Securities

The Company's investment securities portfolio consists of marketable securities (money market and mutual funds) related to a deferred compensation plan at March 31, 2013. The Company's investment securities portfolio consists of marketable security related to a deferred compensation and auction rate securities collateralized by residential and commercial mortgages at March 31, 2012.

The marketable securities related to the deferred compensation plan are classified as non-current other assets. Since participants in the deferred compensation plan may select the mutual funds in which their compensation deferrals are invested within the confines of the Rabbi Trust which holds the marketable securities, the Company has designated these marketable securities as trading investments, although there is no intent to actively buy and sell securities within the objective of generating profits on short-term differences in market prices. Management has classified the investments as non-current assets because final sale of the investments or realization of proceeds by plan participants is not expected within the Company's normal operating cycle of one year. The marketable securities are recorded at a fair value of $15.6 million and $14.3 million as of March 31, 2013 and 2012, based on quoted market prices. Quoted market prices are observable inputs that are classified as Level 1 within the fair value hierarchy. Earnings, gains and losses on trading investments are included in other income (expense), net. Unrealized trading gains of $0.5 million and $0.1 million are included in other income (expense), net for the fiscal year ended March 31, 2013 and relate to trading securities held at March 31, 2013 and 2012.

Note 8 — Financial Instruments (Continued)

The auction rate securities are classified as non-current available-for-sale securities. These securities are collateralized by residential and commercial mortgages, and are second-priority senior secured floating rate notes with maturity dates in excess of 10 years. Interest rates on these notes were intended to reset through an auction every 28 days, however auctions for these securities have failed since August 2007. During the fiscal year ended March 31, 2012, the Company sold two of the auction rate securities with a total carrying value of $0.5 million and a total par value of $10.0 million for $6.6 million. The gain of $6.1 million was recognized in other income (expense), net. During the three months ended March 31, 2012, two securities with a total carrying value of $0.4 million and a total par value of $22.2 million were liquidated. The Company did not receive any proceeds from the liquidation. The loss of $0.4 million was recorded in accumulated other comprehensive loss, offsetting a previously recorded temporary increase in fair value. During the fiscal year ended March 31, 2013, the Company sold its remaining two auction rate securities with a total carrying value of $0.4 million and a total par value of $15.2 million for $0.9 million. This sale resulted in $0.8 million of gain recognized in other income (expense), net, $0.3 million of which resulted from the recognition of a temporary increase in fair value previously recorded in accumulated other comprehensive loss. The par value and original cost of the auction rate securities held as of March 31, 2012 was $15.2 million. These securities were recorded at an estimated fair value of $0.4 million at March 31, 2012. The estimated fair value was determined by estimating future cash flows through time according to each security's terms, including periodic consideration of overcollateralization and interest coverage tests, and incorporating estimates of default rate, loss severity, prepayment, and delinquency assumptions when available, for the underlying assets in the securities based on representative indices and various research reports. The estimated coupon and principal payments were discounted at the rate of return required by investors, based on the characteristics of each security as calculated from the indices. Such valuation methods fall within Level 3 of the fair value hierarchy.

Derivative Financial Instruments

The following table presents the fair values of the Company's derivative instruments and their locations on its consolidated balance sheets as of March 31, 2013 and 2012 (in thousands):

	Asset Derivatives			Liability Derivatives		
		Fair Value March 31,			Fair Value March 31,	
	Location	2013	2012	Location	2013	2012
Derivatives designated as hedging instruments:						
Cash flow hedges	Other assets	$1,165	$250	Other liabilities	$ —	$ —
		1,165	250		—	—
Derivatives not designated as hedging instruments:						
Foreign exchange forward contracts	Other assets	—	341	Other liabilities	270	148
Foreign exchange swap contracts	Other assets	32	67	Other liabilities	437	97
		32	408		707	245
		$1,197	$658		$707	$245

Note 8 — Financial Instruments (Continued)

The following table presents the amounts of gains and losses on the Company's derivative instruments for the fiscal years ended March 31, 2013 and 2012 and their locations on its consolidated statements of operations (in thousands):

	Net amount of gain/(loss) deferred as a component of accumulated other comprehensive loss		Location of gain/(Loss) reclassified from accumulated other comprehensive loss into income	Amount of gain/(loss) reclassified from accumulated other comprehensive loss into income		Location of gain/(loss) recognized in income immediately	Amount of gain/(loss) recognized in income immediately	
	2013	2012		2013	2012		2013	2012
Derivatives designated as hedging instruments:								
Cash flow hedges	$ 566	$2,916	Cost of goods sold	$1,756	$ (421)	Other income/ expense	$ 275	$ (198)
	566	2,916		1,756	(421)		275	(198)
Derivatives not designated as hedging instruments:								
Foreign exchange forward contracts	—	—		—	—	Other income/ expense	(848)	(350)
Foreign exchange swap contracts	—	—		—	—	Other income/ expense	1,176	(1,884)
	—	—		—	—		328	(2,234)
	$ 566	$2,916		$1,756	$ (421)		$ 603	$(2,432)

Cash Flow Hedges

The Company enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to its subsidiaries' forecasted inventory purchases. The Company has one entity with a euro functional currency that purchases inventory in U.S. dollars. The primary risk managed by using derivative instruments is the foreign currency exchange rate risk. The Company has designated these derivatives as cash flow hedges. Logitech does not use derivative financial instruments for trading or speculative purposes. These hedging contracts mature within four months, and are denominated in the same currency as the underlying transactions. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. The Company assesses the effectiveness of the hedges by comparing changes in the spot rate of the currency underlying the forward contract with changes in the spot rate of the currency in which the forecasted transaction will be consummated. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense), net. Such gains and losses were immaterial during the fiscal years ended March 31, 2013, 2012 and 2011. Cash flows from such hedges are classified as operating activities in the consolidated statements of cash flows. The notional amounts of foreign exchange forward contracts outstanding related to forecasted inventory purchases were $38.5 million (€30.1 million) and $58.1 million (€43.5 million) at March 31, 2013 and 2012. The notional amount represents the future cash flows under contracts to purchase foreign currencies.

Note 8 — Financial Instruments (Continued)

Foreign Exchange Forward and Swap Contracts

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. These forward contracts generally mature within three months. The Company may also enter into foreign exchange swap contracts to economically extend the terms of its foreign exchange forward contracts. The primary risk managed by using forward and swap contracts is the foreign currency exchange rate risk. The gains or losses on foreign exchange forward contracts are recognized in other income (expense), net based on the changes in fair value.

The notional amounts of foreign exchange forward contracts outstanding at March 31, 2013 and 2012 relating to foreign currency receivables or payables were $14.2 million and $18.7 million. Open forward contracts as of March 31, 2013 consisted of contracts in U.S. dollars to purchase Taiwanese dollars and contracts in euros to sell British pounds at future dates at pre-determined exchange rates. Open forward contracts as of March 31, 2012 consisted of contracts in euros to sell British pounds and contracts in Australian dollars to purchase U.S. dollars at future dates at pre-determined exchange rates. The notional amounts of foreign exchange swap contracts outstanding at March 31, 2013 and 2012 were $19.6 million and $22.4 million. Swap contracts outstanding at March 31, 2013 consisted of contracts in Mexican pesos, Japanese Yen and Australian dollars. Swap contracts outstanding at March 31, 2012 consisted of contracts in Taiwanese dollars, Mexican pesos and Japanese Yen.

The fair value of all foreign exchange forward contracts and foreign exchange swap contracts is determined based on observable market transactions of spot currency rates and forward rates. Cash flows from these contracts are classified as operating activities in the consolidated statements of cash flows.

Note 9 — Goodwill and Other Intangible Assets

The Company performs its annual goodwill impairment test of each reporting unit as of December 31 and completes the assessment during its fiscal fourth quarter, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. Determining the number of reporting units and the fair value of a reporting unit requires the Company to make judgments and involves the use of significant estimates and assumptions. The Company has two reporting units: peripherals and video conferencing. The allocation of assets and liabilities to each of its reporting units also involves judgment and assumptions. The goodwill impairment assessment involves three tests, Step 0, Step 1 and Step 2. The Step 0 test involves performing an initial qualitative assessment to determine whether it is more likely than not that the asset is impaired and thus whether it is necessary to proceed to Step 1 and calculate the fair value of the respective reporting unit. The Company may proceed directly to the Step 1 test without performing the Step 0 test. The Step 1 test involves measuring the recoverability of goodwill at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value is estimated using both an income approach employing both a DCF model and a market approach. The DCF model is based on projected cash flows from the Company's most recent forecast ("assessment forecast") developed in connection with each of its reporting units to perform the goodwill impairment assessment. The assessment forecast is based on a number of key assumptions, including, but not limited to, discount rate, CAGR during the forecast period, and terminal value. The terminal value is based on an exit price at the end of the assessment forecast using an earnings multiple applied to the final year of the assessment forecast. The discount rate is applied to the projected cash flows to reflect the risks inherent in the timing and amount of the projected cash flows, including the terminal value, and is derived from the weighted average cost of capital of market participants in similar businesses. The market approach model is based on applying certain revenue and earnings multiples of comparable companies relevant to each of

Note 9 — Goodwill and Other Intangible Assets (Continued)

its reporting units to the respective revenue and earnings metrics of the Company's reporting units. To test the reasonableness of the fair values indicated by the income approach and the market approach, the Company also assesses the implied premium of the aggregate fair value over the market capitalization considered attributable to an acquisition control premium, which is the price in excess of a market stock price that investors would typically pay to gain control of an entity. The discounted cash flow model and the market approach model require the exercise of significant judgment, including assumptions about appropriate discount rates, long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period, economic expectations, timing of expected future cash flows, and expectations of returns on equity that will be achieved. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the carrying amount of the reporting unit exceeds its fair value as determined by these assessments, goodwill is considered impaired, and the Step 2 test is performed to measure the amount of impairment loss. Prior to proceeding with the Step 2 test, the Company is required to assess whether the fair value of the reporting units other intangibles have been impaired. For this test, fair value is estimated using an undiscounted DCF model. If an impairment is determined, carrying value of the other intangibles are reduced to the then fair value. The Company proceeds to the Step 2 test if no impairment results from this assessment. The Step 2 test measures the impairment loss by allocating the reporting unit's fair value to its assets and liabilities other than goodwill, comparing the resulting implied fair value of goodwill with its carrying amount, and recording an impairment charge for the difference.

The Company performed its annual goodwill impairment analysis of each of its reporting units as of December 31, 2012 and completed the assessment during its fiscal fourth quarter of 2013 using the income approach and market approach described above. The Company chose not to perform the Step 0 test and to proceed directly to the Step 1 test. This assessment resulted in the Company determining that its peripherals reporting unit passed the Step 1 test because the estimated fair value exceeded its carrying value by more than 75%. By contrast, the video conferencing reporting unit failed the Step 1 test because the estimated fair value was less than its carrying value, thus requiring a Step 2 assessment of this reporting unit. This impairment primarily resulted from a decrease in the expected CAGR during the assessment forecast period based on greater evidence of the overall enterprise video conferencing industry experiencing a slowdown in recent quarters, combined with lower demand related to new product launches, increased competition in fiscal year 2013 and other market data. These factors had an adverse effect on the Company's recent video conferencing operating results and are anticipated to have an adverse effect on its future outlook. The Company was unable to fully complete the Step 2 analysis prior to the filing of its Form 10-Q for the quarter ended December 31, 2012 due to the complexities of determining the implied fair value of goodwill of its video conferencing reporting unit. As a result, the Company recorded a preliminary non-cash goodwill impairment charge estimate of $211.0 million related to its video conferencing reporting unit in the quarter ended December 31, 2012. During the fourth quarter of fiscal year 2013, the Company completed its annual goodwill impairment assessment and recorded an additional $3.5 million in goodwill impairment charge during that period.

Management continues to evaluate and monitor all key factors impacting the carrying value of the Company's recorded goodwill and long-lived assets. Further adverse changes in the Company's actual or expected operating results, market capitalization, business climate, economic factors or other negative events that may be outside the control of management could result in a material non-cash impairment charge in the future.

Note 9 — Goodwill and Other Intangible Assets (Continued)

The following table summarizes the activity in the Company's goodwill balance during the year ended March 31, 2013 and 2012 (in thousands):

	March 31, 2013			March 31, 2012		
	Peripheral	Video Conferencing	Total	Peripheral	Video Conferencing	Total
Goodwill, beginning of year	$220,860	$ 339,663	$ 560,523	$220,860	$ 326,324	$547,184
Additions	—	—	—	—	14,415	14,415
Impairment	—	(214,500)	(214,500)	—	—	—
Foreign currency movements	(1,225)	(550)	(1,775)	—	(1,076)	(1,076)
Reclassified to assets held for sale[1]	(4,116)	—	(4,116)	—	—	—
Goodwill, end of year	$215,519	$ 124,613	$ 340,132	$220,860	$ 339,663	$560,523

(1) Represents allocated goodwill related to the Company's Retail—Digital Video Security product line and Retail—Remotes product category which was classified as assets held for sale as of March 31, 2013. The allocated goodwill related to the Digital Video Security product line was fully impaired as of March 31, 2013.

The Company's acquisition of Mirial S.r.l. on July 18, 2011 increased its goodwill balance by $14.4 million. Mirial's business has been fully integrated into the Company's video conferencing reporting unit, and discrete financial information for Mirial is not maintained. Accordingly, the acquired goodwill related to Mirial is evaluated for impairment at the video conferencing reporting unit level.

The Company's acquired other intangible assets subject to amortization were as follows (in thousands):

	March 31, 2013			March 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/trade name	$ 29,842	$ (26,558)	$ 3,284	$ 32,104	$ (26,095)	$ 6,009
Technology	73,249	(61,560)	11,689	91,954	(62,548)	29,406
Customer contracts	39,068	(28,017)	11,051	39,926	(21,823)	18,103
	$142,159	$(116,135)	$26,024	$163,984	$(110,466)	$53,518

The Company had $3.7 million of intangible assets, net of accumulated amortization of $17.3 million and impairment charges of $0.5 million, related to Digital Video Security and Remote product families classified as held for sale as of March 31, 2013, which are not included in the table above. There were no intangible assets classified as held for sale as of March 31, 2012.

For fiscal years 2013, 2012 and 2011, amortization expense for other intangible assets was $23.1 million, $26.5 million and $27.8 million. The Company expects that annual amortization expense for the fiscal years ending 2014, 2015, 2016 and 2017 will be $16.5 million, $7.8 million, and $1.4 million, and $0.3 million.

Note 10 — Financing Arrangements

In December 2011, the Company entered into a Senior Revolving Credit Facility Agreement with a group of primarily Swiss banks that provides for a revolving multicurrency unsecured credit facility in an amount of up to $250.0 million. The Company may, upon notice to the lenders and subject to certain requirements, arrange with existing or new lenders to provide up to an aggregate of $150.0 million in additional commitments, for a total of $400.0 million of unsecured revolving credit. The credit facility may be used for working capital, general corporate purposes, and acquisitions. There were no outstanding borrowings under the credit facility at March 31, 2013 or 2012.

The credit facility matures on October 31, 2016. The Company may prepay the loans under the credit facility in whole or in part at any time without premium or penalty. Borrowings under the credit facility will accrue interest at a per annum rate based on LIBOR (London Interbank Offered Rate), or EURIBOR (Euro Interbank Offered Rate) in the case of loans denominated in euros, plus a variable margin determined quarterly based on the ratio of senior debt to earnings before interest, taxes, depreciation and amortization for the preceding four-quarter period, plus, if applicable, an additional rate per annum intended to compensate the lenders for the cost of compliance with regulatory reserve requirements and other banking regulations. The Company also pays a quarterly commitment fee of 40% of the applicable margin on the available commitment. In connection with entering into the credit facility, the Company incurred non-recurring fees totaling $1.5 million, which are amortized on a straight-line basis over the term of the credit facility.

The facility agreement contains representations, covenants, including threshold financial covenants, and events of default customary in Swiss credit markets. Affirmative covenants include covenants regarding reporting requirements, maintenance of insurance, maintenance of properties and compliance with applicable laws and regulations, and financial covenants that require the maintenance of net senior debt, interest cover and adjusted equity ratios determined in accordance with the terms of the facility. Negative covenants limit the ability of the Company and its subsidiaries, among other things, to grant liens, make investments, incur debt, make restricted payments, enter into a merger or acquisition, or sell, transfer or dispose of assets, in each case subject to certain exceptions. As of March 31, 2013, the Company was not in compliance with the interest cover ratio of this facility. This situation resulted from the significant operating loss incurred during fiscal year 2013. The Company believes that this is only a short-term situation. Until the Company is in compliance with all covenants, including the interest cover ratio, this facility is not available for its use.

This facility stipulates that, upon an uncured event of default under the facility, the lenders may declare all or a portion of the outstanding obligations payable by the Company to be immediately due and payable, terminate their commitments and exercise other rights and remedies provided for under the facility. The events of default under the facility include, among other things, payment defaults, covenant defaults, inaccuracy of representations and warranties, cross defaults with certain other indebtedness, bankruptcy and insolvency events and events that have a material adverse effect (as defined in the facility). Upon a change of control of the Company, lenders whose commitments aggregate more than two-thirds of the total commitments under the facility may terminate the commitments and declare all outstanding obligations to be due and payable.

The Company had several uncommitted, unsecured bank lines of credit aggregating $55.8 million at March 31, 2013. There are no financial covenants under these lines of credit with which the Company must comply. At March 31, 2013, the Company had no outstanding borrowings under these lines of credit. The Company also had credit lines related to corporate credit cards totaling $17.3 million as of March 31, 2013. The outstanding borrowings under these credit lines are recorded in other current liabilities. There are no financial covenants under these credit lines.

Note 11 — Commitments and Contingencies

Operating Leases

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation. Future minimum annual rentals under non-cancelable operating leases at March 31, 2013 are as follows (in thousands):

Year ending March 31,	
2014	$18,018
2015	14,704
2016	11,565
2017	9,326
2018	7,850
Thereafter	29,500
	$90,963

During fiscal year 2013, the Company determined that rent expense amounts previously reported for fiscal years 2012 and 2011 were not properly stated due to the identification of certain sites reporting on a cash basis rather than on an accrual basis in the previously disclosed amounts. The table below presents revised amounts along with amounts previously reported in its Form 10-K for fiscal year 2012.

	Year ended March 31,						
	2013	2012			2011		
		As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Rent expense	$25,268	$23,500	$1,609	$25,109	$19,800	$2,115	$21,915

In connection with its leased facilities, the Company has recognized a liability for asset retirement obligations representing the present value of estimated remediation costs to be incurred at lease expiration. The following table describes changes to the Company's asset retirement obligation liability for the years ended March 31, 2013 and 2012 (in thousands):

	Year Ended March 31,	
	2013	2012
Asset retirement obligation, beginning of year	$1,918	$1,636
Liabilities incurred	63	66
Liabilities settled	(201)	(85)
Accretion expense	28	92
Revisions	—	218
Foreign currency translation	(58)	(9)
Asset retirement obligation, end of year	$1,750	$1,918

Note 11 — Commitments and Contingencies (Continued)

Product Warranties

Certain of the Company's products are covered by warranty to be free from defects in material and workmanship for periods ranging from one year to five years. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of the warranty obligation. The Company's estimate of costs to fulfill its warranty obligations is based on historical experience and expectations of future conditions. When the Company experiences changes in warranty claim activity or costs associated with fulfilling those claims, the warranty liability is adjusted accordingly. Changes in the Company's warranty liability for the years ended March 31, 2013 and 2012 were as follows (in thousands):

	Year Ended March 31,	
	2013	2012
Warranty liability, beginning of year	$ 5,184	$ 4,970
Provision for warranties issued during the year	20,158	19,280
Settlements made during the year, net of adjustments	(19,719)	(19,066)
Less: Amount classified as liabilities held for sale	(467)	—
Warranty liability, end of year	$ 5,156	$ 5,184

Purchase Commitments

At March 31, 2013, the Company had the following outstanding purchase commitments:

	March 31, 2013
Inventory purchases	$ 158,859
Operating expenses	55,051
Capital expenditures	16,476
Total purchase commitments	$ 230,386

Commitments for inventory purchases are made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers and are expected to be fulfilled by June 30, 2013. Operating expense commitments are for consulting services, marketing arrangements, advertising, outsourced customer services, information technology maintenance and support services, and other services. Fixed purchase commitments for capital expenditures primarily related to commitments for computer hardware and leasehold improvements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

Guarantees

Logitech International S.A., the parent holding company, has guaranteed payment of the purchase obligations of various subsidiaries from certain component suppliers. These guarantees generally have an unlimited term. The maximum potential future payment under the guarantee arrangements is limited to $30.0 million. At March 31, 2013, there were no purchase obligations outstanding for which the parent holding company was required to guarantee payment.

Logitech Europe S.A., a subsidiary of the parent holding company, has guaranteed the purchase obligations of another Logitech subsidiary under two guarantee agreements. One of these guarantees does not specify a maximum amount. The remaining guarantee has a total limit of $7.0 million. As of March 31, 2013, $0.1 million of guaranteed purchase obligations were outstanding under these guarantees. Logitech Europe S.A. has also guaranteed payment

Note 11 — Commitments and Contingencies (Continued)

of the purchase obligations of a third-party contract manufacturer under two guarantee agreements. The maximum amount of these guarantees was $3.8 million as of March 31, 2013. As of March 31, 2013, $2.0 million of guaranteed purchase obligations were outstanding under these agreements.

Logitech International S.A. and Logitech Europe S.A. have guaranteed certain contingent liabilities of various subsidiaries related to transactions occurring in the normal course of business. The maximum amount of the guarantees was $22.4 million as of March 31, 2013. As of March 31, 2013, $3.0 million of guaranteed obligations were outstanding under these agreements.

Indemnifications

Logitech indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys' fees. No amounts have been accrued for indemnification provisions at March 31, 2013. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under its indemnification arrangements.

Logitech also indemnifies its current and former directors and certain of its current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. Logitech is unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not capped, the obligations are conditional in nature, and the facts and circumstances involved in any situation that might arise are variable.

Legal Proceedings

From time to time the Company is involved in claims and legal proceedings which arise in the ordinary course of its business. The Company is currently subject to several such claims and a small number of legal proceedings. The Company believes that these matters lack merit and intends to vigorously defend against them. Based on currently available information, the Company does not believe that resolution of pending matters will have a material adverse effect on its financial condition, cash flows or results of operations. However, litigation is subject to inherent uncertainties, and there can be no assurances that the Company's defenses will be successful or that any such lawsuit or claim would not have a material adverse impact on the Company's business, financial condition, cash flows and results of operations in a particular period. Any claims or proceedings against us, whether meritorious or not, can have an adverse impact because of defense costs, diversion of management and operational resources, negative publicity and other factors. Any failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect the Company's business.

Note 12 — Shareholders' Equity

Share Capital

The Company's nominal share capital is CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each, all of which were issued and 13,855,436 of which were held in treasury as of March 31, 2013.

In September 2008, the Company's shareholders approved an amendment to reserve conditional capital of 25,000,000 shares for potential issuance on the exercise of rights granted under the Company's employee equity incentive plans. The shareholders also approved the creation of conditional capital representing the issuance of up to 25,000,000 shares to cover any conversion rights under a future convertible bond issuance. This conditional capital was created in order to provide financing flexibility for future expansion, investments or acquisitions.

Note 12 — Shareholders' Equity (Continued)

Shares Outstanding

On September 5, 2012, the Company's shareholders approved the cancellation of the 18.5 million shares repurchased under the September 2008 amended share buyback program. These shares were legally cancelled during the third quarter of fiscal year 2013, which decreased its treasury shares outstanding by this amount but also decreased its shares issued and outstanding from 191.6 million to 173.1 million.

Dividends

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (CHF 354.6 million or $372.3 million based on exchange rates at March 31, 2013) and is subject to shareholder approval. On September 5, 2012, the Company's shareholders approved a cash dividend of CHF 125.7 million out of retained earnings to Logitech shareholders who owned shares on September 17, 2012. Eligible shareholders were paid CHF 0.79 per share ($0.85 per share in U.S. dollars), totaling $133.5 million in U.S. dollars on September 18, 2012. This dividend qualified as a distribution of qualifying additional paid-in-capital and, as such, was not subject to Swiss Federal withholding tax.

Legal Reserves

Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company's issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $10.0 million at March 31, 2013 (based on exchange rates at March 31, 2013).

Additionally, under Swiss corporate law, the Company is required to establish a reserve equal to the cost of repurchased treasury shares owned as of year-end. The reserve for treasury shares, which is not available for distribution, totaled $181.0 million at March 31, 2013 (based on exchange rates at March 31, 2013).

Share Repurchases

During the years ended March 31, 2013 and 2012, the Company had in place the approved share buyback programs shown in the following table (in thousands, excluding transaction costs). In November 2011, the Company received approval from the Swiss regulatory authorities for an amendment to the September 2008 share buyback program to enable future repurchases of shares for cancellation.

Date of Announcement	Approved Share Buyback Number	Approved Buyback Amount	Expiration Date	Completion Date	Number of Shares Remaining[1]	Amount Remaining
September 2008—amended	28,465	$ 177,030	August 2013	—	657	$4,435
September 2008	8,344	250,000	August 2013	—	—	—

(1) Represents an estimate of the number of shares remaining to be repurchased calculated based on the amount remaining to repurchase as of March 31, 2013, divided by the per share adjusted closing price on the SIX Swiss Exchange as of the same date, $6.75 per share.

Note 12 — Shareholders' Equity (Continued)

The Company repurchased shares under these programs as follows (in thousands):

	Amounts Repurchased					
			During Year ended March 31,[1]			
	Program to date		2013		2012	
Date of Announcement	Shares	Amount	Shares	Amount	Shares	Amount
September 2008—amended	18,500	$ 172,857	8,600	$89,955	9,900	$ 82,902
September 2008	7,609	73,134	—	—	7,609	73,134
	26,109	$ 245,991	8,600	$89,955	17,509	$156,036

(1) Represents the amount in U.S. dollars, including transaction costs, calculated based on exchange rates on the repurchase dates.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	March 31,	
	2013	2012
Foreign currency translation	$(72,269)	$(66,854)
Pension liability adjustments, net of tax of $315 and $752	(20,316)	(29,362)
Unrealized gain on investments	—	343
Net deferred hedging gains (losses)	510	(56)
	$(92,075)	$(95,929)

Note 13 — Segment Information

The Company has two operating segments, peripherals and video conferencing, based on product markets and internal organizational structure. The peripherals segment encompasses the design, manufacturing and marketing of peripherals for PCs, tablets and other digital platforms. The video conferencing segment encompasses the design, manufacturing and marketing of LifeSize video conferencing products, infrastructure and services for the enterprise, public sector and other business markets. The Company's operating segments do not record revenue on sales between segments, as such sales are not material.

Operating performance measures for the peripherals segment and the video conferencing segment are reported separately to Logitech's Chief Executive Officer, who is considered to be the Company's chief operating decision maker. The Chief Executive Officer periodically reviews information such as net sales and operating income (loss) for each operating segment to make business decisions. These operating performance measures do not include share-based compensation expense and amortization of intangible assets. Share-based compensation expense and amortization of intangible assets are presented in the following financial information by operating

Note 13 — Segment Information (Continued)

segment as "other charges." Assets by operating segment are not presented since the Company does not present such data to the chief operating decision maker. Net sales and operating income (loss) for the Company's operating segments were as follows (in thousands):

	Year ended March 31		
	2013	2012	2011
Net sales by operating segment:			
Peripherals	$1,962,843	$2,168,742	$2,228,985
Video Conferencing	137,040	147,461	133,901
Total net sales	$2,099,883	$2,316,203	$2,362,886
Operating income (loss) by segment:			
Peripherals	$ 24,706	$ 137,430	$ 204,202
Video Conferencing[(1)]	(228,869)	(7,386)	1,100
Operating income (loss) before other charges	(204,163)	130,044	205,302
Other charges:			
Share-based compensation	(25,198)	(31,529)	(34,846)
Amortization	(23,073)	(26,534)	(27,800)
Total operating income (loss)	$ (252,434)	$ 71,981	$ 142,656

(1) Video Conferencing operating results for fiscal year 2013 includes $214.5 million goodwill impairment charge.

Depreciation and amortization by operating segment for fiscal year 2013, 2012 and 2011 were as follows (in thousands):

	Year ended March 31,						
	2013	2012			2011		
		As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Depreciation and amortization by operating segment:							
Peripherals	$46,793	$52,578	$(473)	$52,105	$55,816	$(319)	$55,497
Video Conferencing	$20,698	$19,924	$ 473	$20,397	$20,175	$ 319	$20,494
Total	$67,491	$72,502	$ —	$72,502	$75,991	$ —	$75,991

During fiscal year 2013, the Company determined that depreciation and amortization amounts previously reported for fiscal years 2012 and 2011 were not properly stated since amounts originally allocated to its Video Conferencing segment did not accurately capture total depreciation and amortization for each fiscal year. This situation resulted in an understatement of amounts originally allocated to its Video Conferencing segment and a corresponding overstatement of amounts originally allocated to its Peripherals segment.

Note 13 — Segment Information (Continued)

Net sales by product categories, excluding intercompany transactions, were as follows (in thousands):

	Year ended March 31,		
	2013	2012[1]	2011[1]
Peripherals			
Retail—Pointing Devices	$ 521,083	$ 559,366	$ 564,758
Retail—PC Keyboards & Desktops	407,896	404,298	386,968
Retail—Tablet Accessories	119,804	43,693	—
Retail—Audio PC	271,197	309,896	318,478
Retail—Audio—Wearables & Wireless	65,826	53,140	23,975
Retail—Video	179,340	216,387	256,170
Retail—PC Gaming	142,184	170,948	146,373
Retail—Remotes	71,641	91,000	144,737
Retail—Other	42,686	134,055	163,751
OEM	141,186	185,959	223,775
Total Peripherals	1,962,843	2,168,742	2,228,985
Video Conferencing	137,040	147,461	133,901
Total net sales	$2,099,883	$2,316,203	$2,362,886

In the third quarter of fiscal year 2013, the Company changed the product category classification for a number of its peripherals retail products in an effort to help investors more clearly track the progress of its various product initiatives. Products within the retail product categories as presented in fiscal years ended 2012 and 2011 have been reclassified to conform to the fiscal year 2013 presentation, with no impact on previously reported total net retail sales. Logitech's new peripheral retail product categories are defined as follows:

- *Retail—PointingDevices*: Pointing devices include PC-related mice, trackpads, touchpads and presenters.
- *Retail—PC Keyboards & Desktops*: PC keyboards & desktops include PC keyboards and keyboard/mice combo products. This category was formerly Retail—Keyboards & Desktops, except for tablet accessory products which are now separately reported in the newly formed Retail—Tablet Accessories category.
- *Retail—Tablet Accessories*: Tablet accessories include keyboards and other accessories for tablets and other mobile devices. This is a new category, formerly a part of Retail—Keyboards & Desktops.
- *Retail—Audio PC*: Audio-PC products include PC speakers and PC headsets. This newly formed category was formerly a part of Retail—Audio.
- *Retail—Audio—Wearables & Wireless*: Audio—wearables & wireless products include non-PC audio products, including ear and headphones, and wireless speakers. This newly formed category was formerly a part of Retail—Audio.
- *Retail—Video*: Video products include webcam, digital video securities systems and TV cams. This category now includes TV cams, which were formerly a part of Retail—Digital Home.
- *Retail—PC Gaming*: PC Gaming products include PC gaming mice, keyboards, headsets and steering wheels.

Note 13 — Segment Information (Continued)

- *Retail—Remotes*: Remotes include Harmony remotes. This newly formed category was formerly a part of Retail—Digital Home.
- *Retail—Other*: This new category is comprised of a variety of products that the Company currently intends to transition out of, or has already transitioned out of, as they are no longer strategic to its business. Products currently included in this category include speaker docks, streaming media systems, console gaming peripherals and Logitech Revue for Google TV products.

Geographic net sales information in the table below is based on the customers location. Long-lived assets, primarily fixed assets, are reported below based on the location of the asset.

Net sales to unaffiliated customers by geographic region for fiscal year 2013, 2012 and 2011 were as follows (in thousands):

	Year ended March 31,						
	2013	2012			2011		
		As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Americas	$ 809,224	$ 953,867	$(74,791)	$ 879,076	$1,032,988	$(78,299)	$ 954,689
EMEA	799,075	846,464	51,093	897,557	872,774	55,647	928,421
Asia Pacific	491,584	515,872	23,698	539,570	457,124	22,652	479,776
Total net sales	$2,099,883	$2,316,203	$ —	$2,316,203	$2,362,886	$ —	$2,362,886

During fiscal year 2013, the Company determined that net sales to unaffiliated customers by geographic regions previously reported for fiscal years 2012 and 2011 were not properly stated since amounts related to its Video Conferencing segment and other businesses were improperly allocated solely to the Americas region.

Sales are attributed to countries on the basis of the customers' locations. The United States represented 33%, 34% and 36% of the Company's total consolidated net sales for the fiscal years 2013, 2012 and 2011. No other single country represented more than 10% of the Company's total consolidated net sales during those periods. Revenues from sales to customers in Switzerland, the Company's home domicile, represented 2% of the Company's total consolidated net sales for the fiscal years 2013, 2012 and 2011. In fiscal years 2013, 2012 and 2011, one customer group of the Company's peripheral operating segment represented 11%, 14% and 12% of sales. As of March 31, 2013 and 2012, one customer group of the Company's peripherals operating segment represented 14% of total accounts receivable.

Long-lived assets by geographic region were as follows (in thousands):

	March 31,	
	2013	2012
Americas	$43,357	$ 49,365
EMEA	8,315	9,304
Asia Pacific	40,952	41,576
Total long-lived assets	$92,624	$100,245

Long-lived assets in the United States and China was $43.2 million and $33.1 million at March 31, 2013 and $49.1 million and $33.8 million at March 31, 2012. No other countries represented more than 10% of the Company's total consolidated long-lived assets at March 31, 2013 and 2012. Long-lived assets in Switzerland, the Company's home domicile, was $4.2 million and $5.9 million at March 31, 2013 and 2012.

Note 14 — Acquisitions and Divestitures

Mirial

On July 18, 2011, the Company acquired all of the outstanding shares of Mirial S.r.l., a Milan-based privately-held provider of personal and mobile video conferencing solutions, for a total consideration of $18.8 million (€13.0 million), net of cash acquired of $1.4 million (€1.0 million). In addition, Logitech incurred $0.4 million in transaction costs, which are included in operating expenses in fiscal year 2012. Mirial has been integrated into the video conferencing reporting unit, and the Company expects that its technology will be used to enhance video connection capabilities on a variety of mobile devices and networks.

The acquisition has been accounted for using the purchase method of accounting. Accordingly, the total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Fair values were determined by Company management based on information available at the date of acquisition. The results of operations of Mirial were included in Logitech's consolidated financial statements from the date of acquisition, and were not material to the Company's reported results.

The allocation of total consideration to the assets acquired and liabilities assumed based on the estimated fair value of Mirial were as follows (in thousands):

	July 18, 2011	Estimated Life
Tangible assets acquired	$ 3,332	
Intangible assets acquired		
Existing technology	4,200	5 years
Customer relationships and other	1,500	3 years
Trademark/trade name	200	4 years
Goodwill	14,415	—
	23,647	
Liabilities assumed	(1,358)	
Deferred tax liability, net	(2,068)	
Total consideration	$20,221	

The existing technology of Mirial relates to the software and architecture which provides the ability to engage in high quality video conferencing on mobile phones, tablets and personal computers. The value of the technology was determined based on the present value of estimated expected future cash flows attributable to the technology. Customer relationships and other relates to the ability to sell existing, in-process, and future versions of the technology to Mirial's existing customer base, valued based on projected discounted cash flows generated from customers in place. The intangible assets acquired are amortized on a straight-line basis over their estimated useful lives. The goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes.

Paradial

On July 6, 2010, Logitech acquired substantially all of the assets and employees of Paradial AS, a Norwegian company providing firewall and NAT (network address translation) traversal solutions for video communications. The acquisition will allow the Company to closely integrate firewall and NAT traversal across its video communications product portfolio, enabling end-to-end HD video calling over highly protected networks. The acquisition has been treated as an acquisition of a business and has been accounted for using the purchase method of

Note 14 — Acquisitions and Divestitures (Continued)

accounting. The total consideration paid of $7.3 million was allocated based on estimated fair values to $7.0 million of identifiable intangible assets and $0.1 million of assumed liabilities, with the remaining balance allocated to goodwill. The intangible assets acquired are amortized on a straight-line basis over their estimated useful lives of five years. The goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes.

3Dconnexion

On March 31, 2011, the Company sold its equity interest in certain 3Dconnexion subsidiaries, the provider of the Company's 3D controllers, and its intellectual property rights related to the manufacture and sale of certain 3Dconnexion products, to a group of third party individuals and certain 3Dconnexion employees. The sale price was $9.1 million, not including cash retained. Under the sale agreement, the Company will continue to manufacture 3Dconnexion products and sell to the buyers for a period of three years. The loss resulting from the sale was not material.

Note 15 — Restructuring

The Company's restructuring activities were mainly attributable to the peripherals operating segment. The following table summarizes restructuring related activities during year ended March 31, 2013 (in thousands):

	Total	Termination Benefits	Lease Exit Costs	Other
Accrual balance at March 31, 2012	$ —	$ —	$ —	$ —
Charges	43,705	41,088	1,308	1,309
Cash payments	(30,324)	(27,768)	(1,233)	(1,323)
Foreign exchange	77	63	—	14
Accrual balance at March 31, 2013	$ 13,458	$ 13,383	$ 75	$ —

During the first quarter of fiscal year 2013, Logitech implemented a restructuring plan to simplify the Company's organization, to better align costs with its current business, and to free up resources to pursue growth opportunities. A majority of the restructuring activity was completed during the three months ended June 30, 2012. As part of this restructuring plan, the Company reduced its worldwide non-direct-labor workforce by approximately 340 employees. Charges and other costs related to the workforce reduction are presented as restructuring charges in the consolidated statements of operations. During the year ended March 31, 2013, restructuring charges under this plan included $25.9 million in termination benefits to affected employees, $1.3 million in legal, consulting, and other costs as a result of the terminations, and $1.3 million in lease exit costs associated with the closure of existing facilities. The Company incurred $3.0 million related to the discontinuance of certain product development efforts, which were included in cost of goods sold. The Company also incurred $2.2 million from the re-measurement of its Swiss defined benefit pension plan caused by the number of plan participants affected by this restructuring. This amount was not included in restructuring charge since it related to prior services.

During the fourth quarter of fiscal year 2013, Logitech implemented an additional restructuring plan to align the organization to its strategic priorities of increasing focus on mobility products, improving profitability in PC-related products and enhancing global operational efficiencies. As part of this restructuring plan, the Company reduced its worldwide non-direct-labor workforce by approximately 220 employees. Restructuring charges under this plan are expected to primarily consist of severance and other one-time termination benefits. Charges and other costs related to the workforce reduction are presented as restructuring charges in the consolidated statements of operations. During the year ended March 31, 2013, restructuring charges under this plan included $15.2 million

Note 15 — Restructuring (Continued)

in termination benefits to affected employees. The Company incurred $0.9 million related to the discontinuance of certain product development efforts, which were included in cost of goods sold. The Company also incurred $1.2 million from the re-measurement of its Swiss and Taiwan defined benefit pension plans caused by the number of plan participants affected by the restructurings. This amount was not included in restructuring charge since it related to prior services.

Termination benefits were calculated based on regional benefit practices and local statutory requirements. Lease exit costs primarily relate to costs associated with the closure of existing facilities. Other charges primarily consist of legal, consulting and other costs related to employee terminations.

Note 16 — Other Disclosures Required by Swiss Law

Balance Sheet Items

The amounts of certain balance sheet items were as follows (in thousands):

	March 31,	
	2013	2012
Prepayments and accrued income	$ 11,613	$ 12,215
Non-current assets	$529,601	$791,958
Pension liabilities, current	$ 4,351	$ 4,129
Fire insurance value of property, plant and equipment	$210,627	$165,114

Statement of Income Items

Total personnel expenses amounted to $360.3 million, $388.7 million and $364.2 million in fiscal years 2013, 2012, and 2011.

Compensation and Security Ownership of Board Members and Executive Officers

In accordance with the Swiss Code of Obligations, the compensation and security ownership of members of the Board of Directors of Logitech International S.A. and of Logitech executive officers is presented below.

Note 16 — Other Disclosures Required by Swiss Law (Continued)

The following table sets forth compensation Logitech paid or accrued for payment to the individual members of the Board of Directors, the highest compensation paid to an executive officer, and the total amount of compensation paid or accrued for payment to executive officers for services performed in the fiscal years ended March 31, 2013, 2012 and 2011:

	Fiscal Year	Base Salary[1]	Bonus	Non-equity Incentive Plan Compensation[2]	Stock Awards[3]	Option Awards[3]	Other Compensation[4]	Total
Daniel Borel	2013	$ 85,184	$ —	$ —	$ 127,568	$ —	$ —	$ 212,752
	2012	79,616	—	—	139,466	—	—	219,082
	2011	63,499	—	—	118,770	—	—	182,269
Matthew Bousquette	2013	149,072	—	—	128,112	—	—	277,184
	2012	142,171	—	—	137,685	—	—	279,856
	2011	110,918	—	—	116,994	—	—	227,912
Erh-Hsun Chang	2013	98,494	—	—	128,112	—	—	226,606
	2012	108,050	—	—	137,685	—	—	245,735
	2011	87,002	—	—	116,994	—	—	203,996
Kee-Lock Chua	2013	128,308	—	—	128,112	—	—	256,420
	2012	128,522	—	—	137,685	—	—	266,207
	2011	101,104	—	—	116,994	—	—	218,098
Sally Davis	2013	109,674	—	—	127,568	—	—	237,242
	2012	111,462	—	—	139,466	—	—	250,928
	2011	91,208	—	—	118,770	—	—	209,978
Neil Hunt	2013	95,832	—	—	128,112	—	—	223,944
	2012	92,885	—	—	137,685	—	—	230,570
	2011	44,532	—	—	235,569	—	—	280,101
Richard Laube[6]	2013	31,082	—	—	—	—	—	31,082
	2012	90,989	—	—	139,466	—	—	230,455
	2011	71,746	—	—	118,770	—	—	190,516
Monika Ribar	2013	117,128			127,568			244,696
	2012	125,110	—	—	139,466	—	—	264,576
	2011	102,671	—	—	118,770	—	—	221,441
Didier Hirsch[7]	2013	51,882	—	—	256,224	—	—	308,106
Total Non-Executive Board Members	2013	$ 866,656	$ —	$ —	$ 1,151,376	$ —	$ —	$ 2,018,032
	2012	$ 878,805	$ —	$ —	$ 1,108,604	$ —	$ —	$ 1,987,409
	2011	$ 701,543	$ —	$ —	$ 1,061,631	$ —	$ —	$ 1,763,174
Highest Paid Executive Officer								
Bracken P. Darrell	2013	$ 735,577	$ —	$ —	$ 803,000	$4,840,000	$ 226,164	$ 6,604,741
Gerald Quindlen	2012	$ 264,000	$ —	$ —	$ 2,817,120	$ —	$1,770,033	$ 4,851,153
Gerald Quindlen	2011	$ 825,000	$ —	$1,083,000	$ 5,835,050	$ —	$ 62,365	$ 7,805,415
Total Executive Officers[5]	2013	$2,864,774	$ —	$ —	$ 1,398,080	$6,529,900	$2,524,878	$13,317,632
	2012	$2,980,135	$ 25,000	$ —	$ 6,135,300	$ —	$2,010,446	$11,150,881
	2011	$3,836,280	$133,547	$3,250,276	$12,257,300	$ —	$1,400,897	$20,878,300

(1) Base salary for non-executive members of the Board of Directors includes fees to attend meetings, annual retainers and travel fees.

(2) Non-equity incentive plan compensation reflects amounts earned under the Logitech Management Performance Bonus Plan and predecessor plans. No non-executive members of the Board of Directors participated in any non-equity incentive compensation plans in any of fiscal years 2013, 2012 or 2011.

Note 16 — Other Disclosures Required by Swiss Law (Continued)

(3) Amounts shown reflect the grant date fair value, by fiscal year, of stock awards and option awards granted in such fiscal year. The key assumptions and methodology for valuation of stock awards and option awards are presented in Note 4. Mr. Erik K. Bardman, former Senior Vice President, Finance and Chief Financial Officer, forfeited his fiscal year 2010, 2011, 2012 and 2013 grants of $5,258,090 upon his departure. Mr. Gerald Quindlen, former President and Chief Executive Officer, forfeited his fiscal year 2012 grants of $2,817,120 upon his departure. Mr. Werner Heid, former Sr. Vice President, Worldwide Sales and Marketing, forfeited his fiscal year 2010, 2011 and 2012 grants of $2,981,880 upon his departure.

(4) Other compensation includes term life insurance premiums, car allowance, tax preparation services (and associated tax gross-up), relocation expenses, travel costs in lieu of relocation, severance, and matching contributions made by the Company to the Logitech Inc. 401(k) plan or the Logitech Employee Pension Fund.

(5) Fiscal years 2013, 2012, and 2011 included compensation paid to Mr. Erik K. Bardman, who resigned from the Company in April 2013. Fiscal years 2013, 2012 and 2011 included compensation paid to Mr. Werner Heid, who resigned from the Company in April 2012. Fiscal years 2013, 2012 and 2011 included compensation paid to Mr. Junien Labrousse, who ceased to be an executive officer of the Company in April 2012. Fiscal years 2012 and 2011 included compensation paid to Mr. Gerald Quindlen, who resigned from the Company in July 2011. Fiscal year 2011 included compensation paid to Mr. David Henry, a former Sr. Vice President, Customer Experience and Chief Marketing Officer, who resigned from the Company in December 2010.

(6) Mr. Richard Laube resigned as a director as of the Annual General Meeting in September 2012.

(7) Mr. Didier Hirsch was first elected as a director at the Annual General Meeting in September 2012.

No additional fees or compensation have been paid during fiscal years 2013, 2012, and 2011 to any current or former members of the Board of Directors or executive officers other than as noted above.

There were no loans made or outstanding at any time during fiscal years 2013, 2012 and 2011 to any current or former members of the Board of Directors or executive officers. In addition, no compensation was paid or loans made during fiscal years 2013, 2012 and 2011 to parties closely related to members of the Board of Directors or executive officers.

Note 16 — Other Disclosures Required by Swiss Law (Continued)

The following table sets forth the shares and options held by each of the individual members of the Board of Directors and executive officers as of March 31, 2013:

	Shares Held	Options, PRSUs and RSUs Held[1]	Exercise Price	Fiscal Years of Expiration
Non-Executive Members of the Board of Directors:				
Daniel Borel[2]	11,234,344	13,600	n/a	n/a
Matthew Bousquette	29,112	88,600	$15.41-$23.29	2016-2019
Erh-Hsun Chang	176,638	332,600	$7.76-$20.25	2014-2016
Kee-Lock Chua[8]	48,403	68,600	$13.65-$19.43	2014-2016
Sally Davis[9]	47,245	43,600	$36.17	2018
Neil Hunt	16,612	18,666	n/a	n/a
Richard Laube[3][10]	105,228	—	n/a	n/a
Monika Ribar[11]	30,504	108,600	$15.41-$36.17	2015-2018
Didier Hirsch[4]	—	27,200	n/a	n/a
Total Non-Executive Members of the Board of Directors:	11,688,086	701,466		
Executive Officers:				
Guerrino De Luca	164,018	1,140,538	$7.83-$27.95	2013-2023
Bracken P. Darrell	17,753	1,800,000	$8.03	2023
Erik Bardman[5]	16,795	543,250	$7.83-$18.76	2020-2023
Junien Labrousse[6]	45,206	631,000	$13.48-$30.09	2016-2020
Werner Heid[7]	24,390	—	n/a	n/a
Joseph L. Sullivan	20,054	579,500	$7.83-$30.09	2016-2023
Total Executive Officers	288,216	4,694,288		

(1) Each option provides the right to purchase one share at the exercise price. For executive officers, the options become exercisable over four years in equal annual installments from the date of grant. For non-executive Directors, the options become exercisable over three years in equal annual installments from the date of grant. Performance-based options may become exercisable at the end of four years from the grant day upon meeting certain minimum share price performance criteria measured against market conditions. PRSUs granted to executive officers are performance-based restricted stock units that may vest at the end of two or three years from the grant date upon meeting certain minimum share price performance criteria measured against market conditions. RSUs granted to executive officers are time-based restricted stock units that vest in four equal annual installments from the date of grant. RSUs granted to non-executive Directors vest in one installment on the grant date anniversary.

(2) The number of shares held includes (a) 53,000 shares held by a charitable foundation, of which Mr. Daniel Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. Mr. Borel has not entered into any written shareholders' agreements.

(3) Mr. Richard Laube resigned as a director as of the Annual General Meeting in September 2012. Shares held are as of September 5, 2012, the last date as of which the Company had the ability to track shares held by Mr. Laube.

(4) Mr. Didier Hirsch was first elected as a director at the Annual General Meeting in September 2012.

(5) Mr. Erik Bardman resigned as an executive officer of the Company in April 2013.

Note 16 — Other Disclosures Required by Swiss Law (Continued)

(6) Mr. Junien Labrousse ceased to be an executive officer of the Company in April 2012. Shares held are as of April 22, 2012, the last date as of which the Company had the ability to track shares held by Mr. Labrousse.

(7) Mr. Werner Heid resigned as an executive officer of the Company in April 2012. Shares held are as of May 15, 2012, the last date as of which the Company had the ability to track shares held by Mr. Heid.

(8) One of the option grants to Mr. Kee-Lock Chua has an exercise price of CHF 13.00, and the other has a U.S. dollar exercise price of $19.43. For the grant denominated in Swiss francs, the U.S. dollar exercise price is based on the Swiss franc to U.S. dollar conversion rate on the trading day immediately preceding the grant date. The U.S. dollar exercise price as of March 31, 2013 was $13.65 and $19.43.

(9) The exercise price of the option as granted to Ms. Sally Davis is CHF 34.45. The U.S. dollar exercise price shown is based on the Swiss franc to U.S. dollar conversion rate on the trading day immediately preceding the grant date. The U.S. dollar exercise price as of March 31, 2012 was $36.17.

(10) The exercise price of the option as granted to Mr. Richard Laube is CHF 26.18. The U.S. dollar exercise price shown is based on the Swiss franc to U.S. dollar conversion rate on the trading day immediately preceding the grant date. The U.S. dollar exercise price as of March 31, 2013 was $27.49.

(11) The two option grants to Ms. Monika Ribar have exercise prices of CHF 14.68 and CHF 34.45. The U.S. dollar exercise prices are based on the Swiss franc to U.S. dollar conversion rate on the trading day immediately preceding the grant dates. The U.S. dollar exercise prices as of March 31, 2013 was $15.41 and $36.17.

Risk Assessment

At a company-wide level, Logitech's internal audit function coordinates management's risk assessment process, which encompasses financial and operational risks, and reports to senior management and to the Audit Committee of the Board of Directors. Material risks are assessed and discussed by the Board of Directors. Financial risk assessment and management is integrated into the functions of the Company's Treasury, Finance and Business divisions operations, with oversight from the executive and treasury committees. Financial reporting risk is addressed through the Company's Corporate Accounting, Financial Reporting and SOX Compliance operations and processes. Operational risk assessment and management is integrated into the functions of the Company's Business divisions, with support from specialized departments such as Quality, Supply Chain, Legal and Finance. Material financial and financial reporting risks are reported to and reviewed with the Audit Committee and the Board of Directors as appropriate, and material operational risks are reported to and reviewed with the Board of Directors.

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY FINANCIAL STATEMENTS

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY FINANCIAL STATEMENTS

INDEX TO SWISS STATUTORY FINANCIAL STATEMENTS

	Page
Swiss Statutory Balance Sheets (unconsolidated)	213
Swiss Statutory Statements of Income (unconsolidated)	214
Notes to Swiss Statutory Financial Statements	215
Proposal of the Board of Directors for Appropriation of Retained Earnings	218
Report of the Statutory Auditor	219

This page is intentionally left blank.

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY BALANCE SHEETS (unconsolidated)
(In thousands of Swiss francs)

	March 31, 2013	March 31, 2012
ASSETS		
Current assets:		
Cash	CHF 45,348	CHF 71,672
Short-term bank deposits	42,380	56,816
Accrued interest and other receivables	765	904
Total current assets	88,493	129,392
Long-term assets:		
Other long-term assets	476	387
Investments in subsidiaries	515,868	515,630
Loans to subsidiaries	253,177	252,428
Treasury shares	172,391	333,445
Provision on treasury shares	(83,301)	(142,145)
Total long-term assets	858,611	959,745
Total assets	CHF 947,104	CHF 1,089,137
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Payables to group companies	CHF 43,302	CHF 28,695
Accruals and other liabilities	4,693	3,657
Total current liabilities	47,995	32,352
Long-term liabilities:		
Deferred unrealized exchange gains	8,815	—
Other long-term liabilities	—	10
Payables to group companies	309,179	204,929
Total liabilities	365,989	237,291
Shareholders' equity:		
Share capital	43,277	47,902
Legal reserves:		
General reserve		
- Reserve from capital contribution	1,264	9,580
- Other general reserves	9,580	—
Reserve for treasury shares		
- Reserve for treasury shares from capital contribution	—	116,070
- Other general reserves for treasury shares	172,391	217,375
Total legal reserves	183,236	343,026
Unappropriated retained earnings	354,602	460,919
Total shareholders' equity	581,115	851,847
Total liabilities and shareholders' equity	CHF 947,104	CHF 1,089,137

The accompanying notes are an integral part of these financial statements.

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY STATEMENTS OF INCOME (unconsolidated)
(In thousands of Swiss francs)

	Year ended March 31,	
	2013	2012
Dividend income	CHF 40,408	CHF 135,182
Royalty fees	21,319	21,743
Interest income from third parties	282	662
Interest income from subsidiaries	10,570	10,398
	72,579	167,985
Administrative expenses	5,234	4,523
Brand development expenses	20,524	12,787
Interest paid to subsidiaries	9,612	11,882
Royalty	175	
Income, capital and non-recoverable withholding taxes	2,334	1,759
Loss on treasury shares	18,051	122,731
(Gain) loss on long-term investments	2,922	(827)
Realized exchange losses, net of exchange gains	97	9,625
Other expenses	1,226	436
	60,175	162,916
Net income	CHF 12,404	CHF 5,069

The accompanying notes are an integral part of these financial statements.

LOGITECH INTERNATIONAL S.A., APPLES

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

Note 1 — Basis of Presentation:

The Swiss statutory financial statements of Logitech International S.A. ("the Holding Company") are prepared in accordance with Swiss Law. The financial statements present the financial position and results of operations of the Holding Company on a standalone basis and do not represent the consolidated financial position of the Holding Company and its subsidiaries.

Note 2 — Contingent Liabilities:

The Holding Company issued guarantees to various banks for CHF 10,476,000 and CHF 29,878,000 at March 31, 2013 and March 31, 2012 for lines of credit available to its subsidiaries. At March 31, 2013 the credit line facilities were not drawn down.

The Holding Company has guaranteed payment of the purchase obligations of various subsidiaries from certain component suppliers. These guarantees generally have an unlimited term. The maximum potential future payment under the guarantee arrangements is limited to CHF 28,570,870. At March 31, 2013, there were no purchase obligations outstanding for which the Holding Company was required to guarantee payment.

Note 3 — Financing Arrangements:

In December 2011, the Holding Company entered into a Senior Revolving Credit Facility Agreement with a group of primarily Swiss banks that provides for a revolving multicurrency unsecured credit facility in an amount of up to $250 million. The Holding Company may, upon notice to the lenders and subject to certain requirements, arrange with existing or new lenders to provide up to an aggregate of $150 million in additional commitments, for a total of $400 million of unsecured revolving credit. The credit facility may be used for working capital, general corporate purposes, and acquisitions. There were no outstanding borrowings under the credit facility at March 31, 2013 or 2012.

The credit facility matures on October 31, 2016. The Holding Company may prepay the loans under the credit facility in whole or in part at any time without premium or penalty. Borrowings under the credit facility will accrue interest at a per annum rate based on LIBOR (London Interbank Offered Rate), or EURIBOR (Euro Interbank Offered Rate) in the case of loans denominated in euros, plus a variable margin determined quarterly based on the ratio of senior debt to earnings before interest, taxes, depreciation and amortization for the preceding four-quarter period, plus, if applicable, an additional rate per annum intended to compensate the lenders for the cost of compliance with regulatory reserve requirements and other banking regulations. The Holding Company also pays a quarterly commitment fee of 40% of the applicable margin on the available commitment. In connection with entering into the credit facility, the Holding Company incurred non-recurring fees totaling $1.5 million, which are amortized on a straight-line basis over the term of the credit facility.

The facility agreement contains representations, covenants, including threshold financial covenants, and events of default customary in Swiss credit markets. Affirmative covenants include covenants regarding reporting requirements, maintenance of insurance, maintenance of properties and compliance with applicable laws and regulations, and financial covenants that require the maintenance of net senior debt, interest cover and adjusted equity ratios determined in accordance with the terms of the facility. Negative covenants limit the ability of the Holding Company and its subsidiaries, among other things, to grant liens, make investments, incur debt, make restricted payments, enter into a merger or acquisition, or sell, transfer or dispose of assets, in each case subject to certain exceptions. As of March 31, 2013, the Holding Company was not in compliance with the interest cover ratio of this facility. This situation resulted from the significant operating loss incurred during fiscal year 2013. The Holding Company believes that this is only a short-term situation. Until the Holding Company is in compliance with all covenants and conditions, including the interest cover ratio, this facility may not be available for its use.

This facility stipulates that, upon an uncured event of default under the facility, the lenders may declare all or a portion of the outstanding obligations payable by the Holding Company to be immediately due and payable, terminate their commitments and exercise other rights and remedies provided for under the facility. The events of default under the facility include, among other things, payment defaults, covenant defaults, inaccuracy of representations and warranties, cross defaults with certain other indebtedness, bankruptcy and insolvency events and events that have a material adverse effect (as defined in the facility). Upon a change of control of the Holding Company, lenders whose commitments aggregate more than two-thirds of the total commitments under the facility may terminate the commitments and declare all outstanding obligations to be due and payable.

Note 4 — Investments:

Principal operating subsidiaries include the following:

Company	Country	% of possession	Currency	Share capital	Purpose
Logitech Europe S.A.	Switzerland	100	CHF	100,000	Administration, research, development, sales and distribution
Logitech Inc	U.S.A	100	USD	11,522,396	Administration, research, development, sales and distribution
Logitech Technology (Suzhou) Co., Ltd	People's Republic of China	100	USD	22,000,000	Manufacturing

All subsidiaries are directly or indirectly 100% owned by the Holding Company.

Note 5 — Treasury Shares:

During fiscal years 2012 and 2013, repurchases of and issuances from the Holding Company's treasury shares were as follows (total cost in thousands):

	Number of shares	Total cost (in thousands)
Held by the Holding Company at March 31, 2011	12,433,614	CHF 281,565
Additions	17,509,412	133,954
Disposals	(2,769,687)	(82,074)
Held by the Holding Company at March 31, 2012	27,173,339	333,445
Additions	8,600,000	83,211
Cancellations	(18,500,000)	(158,749)
Disposals	(3,417,903)	(85,515)
Held by the Holding Company at March 31, 2013	13,855,436	172,391

In September 2008, the Board of Directors approved a share buyback program which authorizes the Holding Company to invest up to USD 250,000,000 to purchase its own shares. In November 2011, the Company received approval from the Swiss regulatory authorities for an amendment to the September 2008 share buyback program to enable future repurchases of shares for cancellation, up to a total of 28.5 million shares. As of March 31, 2013, the Holding Company had repurchased 7,609,412 registered shares for approximately USD 73,134,017, including transaction costs, under the September 2008 program and 18,500,000 registered shares for approximately CHF 158,748,716, including transaction costs, under the amended September 2008 program.

Treasury shares are recorded as a long-term asset at the lower of cost or market value. The disposal of treasury shares during the period was to the Holding Company's directors and employees under the Holding Company's share option and share purchase plans. The gain or loss on the disposal of repurchased treasury shares is recorded in the statement of income.

Note 6 — Authorized and Conditional Share Capital Increases:

Conditional capital

In September 2008, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to reserve conditional capital of 25,000,000 shares for potential issuance on the exercise of rights granted under the Company's employee equity incentive plans. The shareholders also approved the creation of conditional capital representing the issuance of up to 25,000,000 shares to cover any conversion rights under a future convertible bond issuance. This conditional capital was created in order to provide financing flexibility for future expansion, investments or acquisitions.

As of March 31, 2013, none of the aforementioned conditional registered shares had been issued. During fiscal years 2013 and 2012, all employee equity incentive commitments were satisfied from treasury shares held by the Holding Company. A description of the employee equity incentive commitments still outstanding is presented in the consolidated financial statements of Logitech International S.A.

Note 7 — Significant Shareholders:

The Holding Company's share capital consists of registered shares. To the knowledge of the Company, the beneficial owners holding more than 3% of the voting rights of the Company as of March 31, 2013 were as follows:

Name	Number of Shares(1)	% of Voting Rights(2)	Relevant Date
Capital Research Global Investors(3)	16,410,000	9.5%	December 31, 2012
Morgan Stanley, The Corporation Trust Company(4)	12,654,812	7.3%	August 2010
Daniel Borel(5)	11,234,344	6.5%	March 31, 2013
FMR LLC(6)	8,100,000	4.7%	December 31, 2012
DNB Asset Management AS(7)	5,246,292	3.0%	March 2013

(1) Financial instruments other than shares are not taken into consideration for the calculation of the relevant shareholdings.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 173,106,620 voting rights as of March 31, 2013.

(3) The number of shares held by Capital Research Global Investors, a division of CRMC (Capital Research and Management Company), is based on a notification filed by Capital Research Global Investors with the U.S. Securities and Exchange Commission on February 13, 2013 indicating beneficial ownership of Capital Research Global Investors as a result of CRMC acting as investment advisor to various investment companies.

(4) On April 5, 2012, Morgan Stanley, The Corporation Trust Company notified us that as of August 2010 Morgan Stanley, The Corporation Trust Company and its subsidiaries held 12,654,812 shares.

(5) The number of shares held includes (a) 53,000 shares held by a charitable foundation, of which Mr. Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. Mr. Borel has not entered into any written shareholders' agreements.

(6) The number of shares held by FMR LLC is based on a notification filed by FMR LLC with the U.S. Securities and Exchange Commission on February 14, 2013 indicating the ownership of FMR LLC, on behalf of funds managed by and clients of FMR LLC and its direct and indirect subsidiaries as of December 31, 2012.

(7) The number of shares held by DNB Asset Management AS is based on a notification filed with the SIX Exchange Regulation on March 18, 2013.

The Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 ("SESTA") requires shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose shares are listed on a stock exchange in Switzerland to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public in Switzerland.

Note 8 — Movements on Retained Earnings:

During fiscal years 2013 and 2012, movements on retained earnings were as follows (in thousands):

	Year ended March 31,	
	2013	2012
Retained earnings at the beginning of the year	CHF 460,919	CHF 507,730
Net release from (attribution to) reserve for treasury shares	(109,141)	(51,880)
Allocation to other general reserves	(9,580)	—
Net income for the year	12,404	5,069
Retained earnings at the disposal of the Annual General Assembly	CHF 354,602	CHF 460,919

Note 9 — Compensation and Security Ownership of Board Members and Executive Officers:

In accordance with the Swiss Code of Obligations, the compensation and security ownership of members of the Board of Directors of Logitech International S.A. and of Logitech executive officers is presented in the consolidated financial statements of Logitech International S.A.

Note 10 — Risk Assessment:

A discussion of the Holding Company's risk assessment is included in Note 16 - Other Disclosures Required by Swiss Law in the consolidated financial statements of Logitech International S.A.

****

PROPOSAL OF THE BOARD OF DIRECTORS FOR APPROPRIATION OF RETAINED EARNINGS

Proposal of the Board of Directors for appropriation of retained earnings was as follows during fiscal year 2013 (in thousands):

	Year ended March 31, 2013
Retained earnings available at the end of fiscal year 2013	CHF 354,602
Proposed dividends[1]	CHF (33,443)
Balance of retained earnings to be carried forward	CHF 321,159

(1) The Board of Directors proposes distribution of a gross dividend of CHF 0.21 per share, or an aggregate of CHF 33,443,000. This calculation estimate is based on 159,251,184 shares outstanding, net of treasury shares, as of March 31, 2013.



Report of the statutory auditor
to the general meeting of
Logitech International S.A.
Apples

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Logitech International S.A., which comprise the balance sheet, income statement and notes, for the year ended March 31, 2013.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended March 31, 2013 comply with Swiss law and the company's articles of incorporation.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, Case postale, CH-1001 Lausanne, Switzerland
Telephone: +41 58 792 81 00, Facsimile: +41 58 792 81 10, www.pwc.ch



Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Michael Foley Audit expert Auditor in charge	Alexandre Dübi Audit expert

Lausanne, June 25, 2013

Enclosures:

- Financial statements (balance sheet, income statement and notes)
- Proposed appropriation of the available earnings


Logitech

SIX: LOGN-VX
NASDAQ: LOGI

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